Exhibit 99.1

The New Value Champion Barrick Gold Corporation Annual Report 2018

Creating a New Champion for long-term value creation. Committed to creating long-term for all shareholders value Five of the world’s top 10 Tier One gold assets1 Geology driven business exploration and resource Team with proven record focused on management of delivery Focus on disciplined growth and sustainable profitability Contents Message from the Executive Chairman 6 / Message from the President and Chief Executive Officer 9 Board of Directors 16 / Management’s Discussion and Analysis 18 / Mineral Reserves and Resources 86 Financial Statements 98 / Notes to Financial Statements 103 / Shareholder Information 176

BARRICK AT-A-GLANCE

Industry Leading Portfolio of Tier One mines.


CORTEZ


GOLDSTRIKE

NEVADA – 100%

Cortez consists of the Pipeline open pit complex and the Cortez Hills open pit and underground mines. Processing at Cortez consists of an oxide mill and heap leach pads.

NEVADA – 100%

Operations at Goldstrike comprise the Betze-Post and South Arturo JV (60%) open pits and the Meikle and Rodeo underground mines. Refractory ore from both Cortez and Goldstrike, including ore stockpiles at Goldstrike, are processed through the Goldstrike roaster and autoclaves.


LOULO–GOUNKOTO

MALI – 80%

Loulo-Gounkoto comprises the Yalea and Gara underground mines at Loulo, as well as the Gounkoto open pit. Production from Loulo started in 2005 as an open pit operation. Gounkoto, a greenfields discovery, poured first gold in 2011, with ore processed at Loulo. Gounkoto is being extended through the development of a super pit.


KIBALI

DEMOCRATIC REPUBLIC OF CONGO – 45%

Kibali is one of the largest gold mines in Africa, consisting of an open pit, an underground operation and a 7.2 Mtpa processing plant. First gold was poured in 2013 from open pit operations. Full underground commissioning was completed at the end of 2017.


PUEBLO VIEJO

DOMINICAN REPUBLIC – 60%

Pueblo Viejo consists of two open pits, Moore and Monte Negro, with processing through autoclaves. Ongoing studies and test work are supportive of a plant expansion that could increase throughput by roughly 50 percent to 12 million tonnes per year (100% basis).

Global Presence with high grade reserves in prolific gold districts.



PRODUCING

1 Cortez-Goldstrike
2 Turquoise Ridge (75%)
3 Golden Sunlight
4 Hemlo
5 Pueblo Viejo (60%)
6 Lagunas Norte
7 Veladero (50%)
8 Loulo-Gounkoto (80%)
9 Tongon (89.7%)
10 Morila (40%)
11 Kibali (45%)
12 Porgera (47.5%)
13 Kalgoorlie (50%)

PROJECTS

14 Donlin Gold (50%)
15 Goldrush and Fourmile
16 Norte Abierto (50%)
17 Pascua-Lama
18 Massawa (83.25%)

ACACIA (63.9%)

19 North Mara
20 Bulyanhulu
21 Buzwagi

COPPER PRODUCING

22 Jabal Sayid (50%)
23 Lumwana
24 Zaldívar (50%)

Emerging Assets with Tier One potential.


TURQUOISE RIDGE

NEVADA – 75%

The Turquoise Ridge underground mine has one of the highest grades in the gold industry. Completion of the third shaft will improve access to the North Zone, with initial production expected in 2022.


GOLDRUSH AND FOURMILE

NEVADA – 100%

The Goldrush and Fourmile deposits are located within the Cortez District, with the potential to be developed as a single optimized project. Looking ahead, we will continue testing the gap between Goldrush and Fourmile, as well as seek to extend mineralization to the north.

Geology Driven Focus

with a track record of exploration success.


Goldstrike
Pueblo Viejo
Cortez
Kibali†
Veladero
Lagunas Norte
Loulo
Goldrush
Turquoise Ridge
Alturas
Morila
Gounkoto
Tongon
Massawa
ACQUIRED
ADDED

Barrick has a long history of making world-class, grassroots exploration discoveries as well as major reserve and resource additions to acquired assets.

† Acquired ounces reflects only reserves at the time of acquisition by Randgold, while subsequent additions represents both reserves and resources.

Barrick Gold Corporation | Annual Report 2018 1

BARRICK AT-A-GLANCE

Long-life, High-grade Reserve Base supported by an intense company focus on mineral resource management to maximize long-term value.

Focused mineral resource management means:

- Taking ownership of the orebody as gatekeeper to ensure reserves pass investment filters
- Clear accountability for resource sustainability, feasibility and replenishment
- Superior orebody knowledge to minimize technical risks, ensure optimized mineplans and enable proactive management



BARRICK 2018 RESERVES AND RESOURCES[1]


33.5Moz @ 1.22g/t
Inferred resources
88.8Moz @ 1.40g/t
Measured and indicated resources
62.3Moz @ 1.56g/t
Proven and probable reserves

RANDGOLD 2018 RESERVES AND RESOURCES[2,†]


4.2Moz @ 2.8g/t
Inferred resources
18.8Moz @ 3.6g/t
Measured and indicated resources
12.8Moz @ 4.0g/t
Proven and probable reserves

† Mineral resources are inclusive of reserves.

2 Barrick Gold Corporation | Annual Report 2018

Disciplined Criteria and Strategic Filters for investment to create real value for all stakeholders.

INVESTMENT FILTERS

- It applies principally to gold (copper)
- It is located in a world-class geological gold district
- We have the right to mine and repatriate profits
- It fits our values in respect of social license, political risk, environmental compliance, manage closure liability
- We have active management participation
- It enhances our strategic partnering network
- Tier 1 - a reserve potential greater than 5 million ounces of gold and at least a 15% IRR at a long-term gold price[†]
- Tier 2 - a reserve potential of greater than 3 million ounces of gold and at least a 20% IRR at a long-term gold price[†]

[†] Long-term gold price calculated with reference to a standard reference gold mine model using current input costs.

2019 OUTLOOK[3]

Production and costs

Gold			
Production (koz)	Cost of Sales[4] ($/oz)	Cash Costs[5] ($/oz)	AISC[5] ($/oz)
5,100–5,600	880–940	650–700	870–920

Copper			
Production (mlb)	Cost of Sales[4] ($/lb)	C1 Cash Costs[5] ($/lb)	AISC[5] ($/lb)
375–430	2.30–2.70	1.70–2.00	2.40–2.90

Five-year gold production and cost outlook to be within the 2019 range, albeit cash costs and all-in sustaining costs are expected to decline over that period to below the bottom of these ranges.

Global gold distribution[††]



10%
28%
44%
18%
Australia Pacific
Africa
North America
Latin America

[††] Based on the midpoint of guidance.

Barrick Gold Corporation | Annual Report 2018 3

BARRICK AT-A-GLANCE Proven Leadership and a management team with a strong ownership culture. Graham Shuttleworth Senior Executive Vice-President, Chief Financial Officer Mark Bristow President and Chief Executive Officer Kevin Thomson Senior Executive Vice-President, Strategic Matters Mr. Bristow had been the Chief Executive of Randgold Resources since its incorporation in 1995. Randgold was founded on his pioneering exploration work in West Africa and he subsequently led the company’s growth through the discovery and development of world-class assets. Mr. Shuttleworth is a chartered accountant with 25 years of mining industry experience. Previously, he was the Financial Director and Chief Financial Officer of Randgold from July 2007, and prior to that the managing director and head of metals and mining for the Americas in the global investment banking division of HSBC. Mr. Thomson is intimately involved in all activities of strategic significance to the company, including the development of partnerships with other mining companies, investors, suppliers and other business partners, strategic legal issues, management of complex negotiations, as well as development of corporate strategy and governance. Rob Krcmarov Executive Vice-President, Exploration and Growth Rod Quick Mineral Resource Management and Evaluation Executive Catherine Raw Chief Operating Officer, North America With over 30 years of experience in geology and exploration, Mr. Krcmarov leads a global team of geoscientists and exploration professionals who are responsible for the discovery of a number of the largest gold deposits in recent decades, including Lagunas Norte, Goldrush, and Alturas. Mr. Quick is a geologist with an MSc and 24 years of experience in the gold mining industry. He joined Randgold in 1996, and had been involved in the exploration, evaluation and production phases of all of Randgold’s projects since Morila. Ms. Raw is the executive responsible for the North America region. She was formerly Chief Financial Officer of Barrick. Ms. Raw joined the company in May 2015 as Executive Vice-President, Business Performance, and was previously co-manager of BlackRock’s flagship mining funds. Greg Walker Head of Operations and Technical Excellence, North America Mr. Walker is the executive responsible for the operational and technical excellence of the North America region. He was formerly Senior Vice-President, Operational and Technical Excellence of Barrick. Prior to this, Mr. Walker was the Executive General Manager of the Pueblo Viejo mine in the Dominican Republic. Lois Wark Group Corporate Communications and Investor Relations Executive Ms. Wark joined Randgold when the company was established in 1995 and headed its corporate communications function for the past 20 years. She has assumed responsibility as executive in charge of Barrick’s global corporate communications and investor relations programs. 4 Barrick Gold Corporation | Annual Report 2018

Grant Beringer
Group Sustainability Executive

Mr. Beringer oversees all sustainability-related aspects for the company and is a member of the environmental and social oversight committee. Mr. Beringer holds an MSc in environmental management and has over 15 years of experience in the environmental and social consulting industry.



Mark Hill
Chief Operating Officer, LATAM and Australia Pacific

Mr. Hill is the executive responsible for the Latin America and Australia Pacific region. He was formerly Chief Investment Officer of Barrick, chairing its investment committee. Mr. Hill has more than 25 years of experience in the mining industry.



Willem Jacobs
Chief Operating Officer, Africa and Middle East

Mr. Jacobs is the executive responsible for the Africa and Middle East region. He joined Randgold in 2010 and had been responsible for the establishment of Randgold's activities in Central and East Africa, specifically in the Democratic Republic of Congo.



Darian Rich
Human Resources Executive

Mr. Rich, who has more than 25 years of experience in human resource management, was appointed Executive Vice-President, Talent Management, in July 2014, in which he was tasked with attracting, retaining and developing exceptional people.



Kathy Sipos
General Manager, Corporate Office

Ms. Sipos is the executive responsible for the Toronto corporate office. She facilitates and coordinates the activities of the executive leadership team to ensure seamless and efficient decision-making and execution against priority initiatives.



John Steele
Metallurgy, Engineering and Capital Projects Executive

Mr. Steele is the executive responsible for capital projects and provides operational and engineering oversight to the group. He joined Randgold in 1996 and was responsible for the successful construction and commissioning of Randgold's Morila, Loulo, Tongon, Gounkoto and Kibali mines.

Barrick Gold Corporation | Annual Report 2018 5

MESSAGE FROM THE EXECUTIVE CHAIRMAN In my message to you last year, I noted that we operate in a world which is not only increasingly complex but changing in unpredictable ways and at an accelerating rate. John L. Thornton Executive Chairman Since then, it has become even more so, posing a particular challenge for mining companies – long-term businesses which have to plan for and invest in a future where the certainties are shifting and the risks are great. The mining industry has generally struggled in these circumstances to devise and execute strategies capable of delivering real, sustainable value. Learning from our own experience in this regard, Barrick launched a new strategic initiative in 2015, designed to reinvent the business in order to secure its long-term success. We called it “Back to the Future” because while it looked to new horizons and the ridges that will rise beyond them, it was based on the values on which Barrick’s original ascendancy was built. Over the past year, we have continued to make significant progress with this transformation process. Our portfolio is being enhanced through a renewed focus on quality assets with good growth prospects and the disposal of those deemed to be non-core. The balance sheet has been restored to a position of strength and the business model has been recalibrated with returns, margins and free cash flow as its key criteria. We have continued to decentralize management. The aim is a smaller corporate office; senior operational executives moving to the mine sites; and a flattened management structure. We have deepened our engagement with China, where the partnerships we have already forged will link us to that country’s growing economic and geopolitical stature and give us access to the many value-creating opportunities it is generating. We have also made significant advances on the technological front, and autonomous production systems and projects throughout Barrick will position us as a global leader in mining efficiency. The most important milestone on this journey was Barrick’s merger with Randgold Resources, completed on January 1, 2019, which has taken us a long way towards our goal of combining the industry’s best assets with its best people. The numbers speak for themselves. The new Barrick owns five of the world’s Top 10 Tier One gold assets, with two more under development. At the time of announcement, our combined company had the lowest total cash costs and the highest adjusted EBITDA margin among its peers, as well as the largest gold reserves and extensive land positions in the world’s most prolific gold districts. 6 Barrick Gold Corporation | Annual Report 2018

It also brought together two companies with a bedrock belief in the primacy of partnerships and a culture of forging mutually beneficial relationships with host governments, communities and suppliers, and a commitment to sharing the value they create equitably with all stakeholders. That commitment extends to treating the people they employ and the environments in which they operate with care and respect, as demonstrated by their exemplary health and safety records. Mark Bristow, the Chief Executive of Randgold, was appointed to the new position of President and Chief Executive Officer of Barrick. Mark and his team have brought to Barrick the industry’s best record of value creation and a reputation for operational excellence and disciplined execution. Within his first month here he significantly advanced our decentralization program by establishing regional managements for North America, Latin America and Australia Pacific, and Africa and the Middle East. These are already making a tangible impact on the way we operate. At corporate office and throughout the group, the members of both companies have been completely integrated and aligned with the new Barrick’s aims and values. These are to be results-driven, with agile decision-making and effective execution; to deliver fit-for-purpose solutions; to foster genuine partnerships and deliver on our promises to our partners; to communicate directly, honestly and transparently; to act as responsible and accountable owners; and to earn our social license by being a good neighbor to our communities, managing the impact of our operations, and building sustainable legacies for them. We have also decided on our strategic filters for investment. Tier One assets have been defined as having a reserve potential greater than 5 million ounces of gold and at least a 15% IRR at the long-term gold price, while Tier Two assets need a reserve potential of more than 3 million ounces with a minimum 20% IRR. These assets should be in world-class geological districts, where we will have the right to mine and repatriate profits, and which fit our political risk, social license and environmental compliance criteria. We should have active management participation and it should enhance our strategic partnering network. We are now one team, with one mission: to be the world’s most valued gold mining business by finding, developing and operating the best assets, with the best people, to deliver sustainable returns for our owners and partners. We are reinventing Barrick, and while we are not yet where we want to be, I believe the model of a modern mining company we are creating will lead the way for a reinvention of the industry. Building on the clear success of our merger with Randgold, in March 2019 we announced an agreement with Newmont Mining Corporation to create a joint venture combining our respective mining operations, assets, reserves and talent in Nevada. It is also expected to deliver an estimated $500 million in average annual pre-tax synergies in the first five full years of the combination, representing a projected total of $4.7 billion in pre-tax net present value over a 20-year period. Barrick Gold Corporation | Annual Report 2018 7

MESSAGE FROM THE EXECUTIVE CHAIRMAN We are now one team, with one mission: to be the world’s most valued gold mining business by finding, developing and operating the best assets, with the best people, to deliver sustainable returns for our owners and partners. Following the merger between Barrick and Randgold, Barrick’s Board was reconstituted and streamlined with nine directors, down from the previous 15, six of whom were appointed by Barrick and three by Randgold. The Barrick nominees were Maria Ignacia Benitez, Gustavo A. Cisneros, J. Michael Evans, Brian L. Greenspun, J. Brett Harvey (Lead Director) and me. The Randgold nominees were Mark Bristow, Christopher L. Coleman and Andrew J. Quinn. Very tragically, in late February Maria Ignacia Benitez passed away after a struggle with cancer. Maria joined Barrick’s Board of Directors in April 2018, and quickly became a trusted advisor and cherished friend to the company. We will all greatly miss her sage counsel, her leadership, and equally, her deep sense of kindness and decency. I continue to serve as Executive Chairman, while Mark Bristow became President and Chief Executive Officer. Graham Shuttleworth was appointed as Senior Executive Vice-President and Chief Financial Officer, and Kevin Thompson continues as Senior Executive Vice-President, Strategic Matters. Also following the merger, the Board was reorganized to operate with three standing committees. These are Audit & Risk, chaired by Brett Harvey, Compensation, chaired by Christopher Coleman, and Corporate Governance and Nominating, chaired by Gustavo Cisneros. The new Board includes international business leaders and mining industry professionals, and brings together a wide range of skills, experience and perspectives. Its composition is in line with our strategy of regularly strengthening and refreshing the Board, ensuring that it is equipped to address effectively the changes, opportunities and risks in our business. John L. Thornton Executive Chairman 8 Barrick Gold Corporation | Annual Report 2018

MESSAGE FROM THE PRESIDENT AND CHIEF EXECUTIVE OFFICER In recent history, the gold mining industry has underperformed the gold price because its focus has been on short-term exploitation rather than long-term value creation. Mark Bristow President and Chief Executive Officer The merger between Barrick and Randgold was conceived to create an industry leader with the means and mindset to counter this trend. My first priority has therefore been to see that we have the people and the structures that are fit for our purpose of creating the world’s most valued gold business – dynamic managers thriving in an enabling environment, equipped with the tools and techniques that will enable them to respond quickly and effectively to opportunities as well as challenges. Within the first month of the merger, as John Thornton noted in his message, we established strong regional executive teams in each of our three geographical zones: North America, Latin America and Australia Pacific, and Africa and the Middle East. Supporting them is a new corporate team with a mix of skills and experience which I believe is unequalled in this industry. The corporate office and its satellites are being restructured to move people and functions out of the backrooms and into the operations where they belong. Operationally, mining plans are being shifted from a primarily cash flow-optimization base to a model focused on optimizing the orebody and the margins. To this end, there are now mineral resource management teams at each of the mines. At the same time, all our systems are being upgraded to give managers access to consistent real-time data to facilitate speedy and accurate decision-making. All in all, at the time of this writing, Barrick is already beginning to take a shape that is in line with my vision of what a modern mining company should look like. A strong performance, exciting prospects Turning now to the past year, Barrick delivered its gold production and cost guidance with zero fatalities and reduced injury and environmental incident rates – a significant achievement in a business of its size and in an industry where recent events have highlighted the critical importance of effective safety and environmental management. The annual dividend was increased by 33% on the Barrick Gold Corporation | Annual Report 2018 9

MESSAGE FROM THE PRESIDENT AND CHIEF EXECUTIVE OFFICER Barrick is already beginning to take a shape that is in line with my vision of what a modern mining company should look like. back of strong cash flows, and total debt was reduced, leaving Barrick with a healthy balance sheet at year-end. Barrick’s debt repayments over the past five years now total $10 billion. On the new business front, exploration and project development in Nevada and the Dominican Republic produced some really exciting results. Nevada in particular is a gold district with enormous upside through brownfields extensions, new discoveries and synergistic opportunities with other operators in the area. On March 11, we announced that we had reached an agreement with Newmont Mining Corporation to combine our assets and operations in Nevada in a joint venture which will be 61.5% owned by Barrick and which we will operate. The agreement represents an historic accord between our two companies that will allow us to unlock the enormous geological potential of the Nevada goldfields. It is expected to deliver an estimated $500 million in average annual pre-tax synergies in the first five full years of the combination, representing a projected total of $4.7 billion in pre-tax net present value over a 20-year period. By operating Nevada as one orebody, we will deliver its full value to both sets of shareholders as well as our stakeholders in the state. The Nevada joint venture will be operated as a single complex under a new executive general manager, with dedicated managers on-site at each mine and project. Within this complex, Cortez is transitioning from an open pit to an underground operation and from processing predominantly oxide ore to more refractory material from underground. The higher grade, low cost Cortez Hills open pit is scheduled for completion during the current year. Within the Cortez complex, Goldrush and the nearby Fourmile discovery have been combined into a single project under a new management team. The final feasibility study is due next year, but it is already clear that Goldrush-Fourmile is a genuine world-class project with the potential to become Barrick’s next Tier One mine. Still in Nevada, Turquoise Ridge is continuing its production ramp-up and exploration is identifying significant opportunities to drive the cut-off grade down and reduce the cost profile. 10 Barrick Gold Corporation | Annual Report 2018

Opportunities and Issues In the Dominican Republic, the Tier One Pueblo Viejo open pit mine is already one of the largest of its kind in the world and still offers a lot of upside. A scoping study and pilot plant have confirmed its expansion prospects and a feasibility study is underway on plans to keep up the current production rate and extend the life of the mine beyond 2035. In Argentina, Veladero is struggling with internal and external challenges including the currency devaluation and fiscal changes. This has resulted in an impairment of some $300 million. To restore Veladero to its former Tier One status, we have to reinvent the way it has been operated and a team is on-site to get a grip on the situation and find the best way forward. There are some significant potential resources that currently fall outside the current pit which need evaluating and that is the focus of the team. We are also looking at a new plan for Lagunas Norte, our Peruvian operation, following the suspension of the plan to sell all of Barrick’s assets in that country. This will enable us to decide the future of this business. Generally speaking, we intend to strengthen our presence in Latin America. As a first step, we have revitalized our exploration programs there and are actively pursuing brownfields and greenfields opportunities across the region. We have also established ourselves in the highly prospective and underexplored Guiana Shield through an increased investment and strategic alliance with Reunion. The African Endowment In the merger, Barrick acquired two Tier One assets in Africa: the Loulo-Gounkoto complex in Mali and the Kibali mine in the Democratic Republic of Congo. Both are consistently strong performers, with Kibali last year exceeding its production guidance by a substantial margin. Kibali is the most mechanized mine in the Barrick stable, with a mission control system that manages the underground ore handling logistics without human involvement. The experience we gained there will help drive the development of automated mining across Barrick’s operations. Brownfields exploration at both operations continues to identify numerous reserve replacement opportunities, while greenfields programs are hunting for another world-class discovery in the extensive and highly prospective landholdings acquired from Randgold. In Tanzania, Barrick and the government have agreed on a proposal to settle the protracted disputes concerning Acacia Mining’s operations in that country. (Barrick holds a 63.9% interest in the London-listed Acacia but it is independently operated.) The proposal, which is in line with the agreement reached by John Thornton and the Tanzanian president in 2017, must still be approved by Acacia shareholders and the government. Significant amounts of real value have been destroyed by this dispute and once the proposal is accepted, it will allow Acacia to rebuild its mining operations in partnership with its stakeholders. Barrick Gold Corporation | Annual Report 2018 11

MESSAGE FROM THE PRESIDENT AND CHIEF EXECUTIVE OFFICER I’m excited by the prospect of putting the Barrick brand back where it belongs – at the head of the gold mining industry. The Year Ahead Barrick’s production guidance for 2019 is between 5.1 and 5.6 million ounces of gold and between 375 and 430 million pounds of copper. The higher cost of sales guidance for gold of $880 to $940 per ounce and the all-in sustaining costs guidance of $870 to $920 per ounce is mainly due to the completion of the Cortez Hills open pit. Lower anticipated costs at Turquoise Ridge as well as the contribution of lower-cost production from Loulo-Gounkoto and Kibali partially offset this impact in the 2019 guidance. Higher grades, improved efficiencies and tight cost discipline are expected to reverse the trend within the next two to three years. Our strategic priorities for 2019 are: Right-size the corporate office and settle the organizational structure. Develop our orebody knowledge, find new opportunities and review existing assets for optimization or disposal. Break down operational silos and simplify processes and systems. Introduce real-time management systems and reporting alignment. Strengthen our social license. Review all JV board structures and agreements. Above all, focus on delivering value for all our stakeholders in everything we do. Over the next few months I’ll be conducting strategy reviews and team        effectiveness exercises at all our operations to ensure that these initiatives are fully implemented. I’m confident that by the end of this year we’ll be able to report that we’ve kept our key promises, and I’m excited by the prospect of putting the Barrick brand back where it belongs – at the head of the gold mining industry. Mark Bristow President and Chief Executive Officer 12 Barrick Gold Corporation | Annual Report 2018

SUSTAINABILITY Our Sustainability Vision is to create long-term value for all our stakeholders.  Contributing to the social and economic development of our host countries and communities.  Protecting the safety and health of our workforce.  Respecting human rights.  Managing our impacts on the natural environment, both today and with future generations in mind. We live our vision every day, by embedding environmental, social and economic considerations into all our business decisions, through partnership with host governments and communities, and by engaging respectfully with all our stakeholders. Sustainability is at the heart of the restructured Barrick business. One of our first acts post-merger was to set out a new vision for sustainability that captures our commitment to creating long-term value for all our stakeholders. Our approach to achieving this vision is set out in a range of sustainability policies, and implemented through transparent and effective governance and reporting. It is an approach underpinned by the development of deep partnerships with all stakeholders including our host governments and communities, our workforce and wider society. Governance of Sustainability Ensuring that the restructured business maintained effective, accountable procedures to govern sustainability was a key short-term priority post-merger. Our governance puts day-to-day ownership of sustainability risks and opportunities in the hands of individual sites, which report to regional leads and a Sustainability Executive who is accountable to the Board. Barrick Gold Corporation | Annual Report 2018 13

SUSTAINABILITY

Barrick's Board holds ultimate responsibility for sustainability, including areas such as safety and health, environmental management and corporate social responsibility. Supporting the Board in this work is the Environmental and Social (E&S) Oversight Committee, chaired by the President and CEO, which oversees the implementation of sustainability policies and the achievement of relevant targets.

The bedrock of our sustainability governance is a set of universal policies related to sustainability that have been drafted to meet or exceed the requirements of our host country legislation and international standards such as the IFC Performance Standards or the UN Guiding Principles on Business and Human Rights. One of our first areas of progress has been to review the key sustainability policies of the two companies in order to develop new policies that align with best practice and reflect the needs of our expanded organization. We have also committed to conducting independent audits to ensure our policies comply with host country legislation and the IFC Performance Standards.

Looking Forward

In the short time we have been together, the combined team has already made great progress in aligning approaches on sustainability. For example, work has been completed to standardize the internal reporting metrics on safety, with additional emphasis on using 'leading' indicators such as near misses to help avoid more serious occurrences. Priorities also include resetting the key sustainability policies for the merged entity, aligning all our operations with the new ISO 14001:2015 environmental standard and deepening our stakeholder engagement.

We look forward to meeting these challenges and others in the year ahead, including the preparation of the new group's first full Sustainability Report, which will be written in accordance with GRI Standards: Core.

Barrick's first post-merger Sustainability Report will be published later this year, and we include here a snapshot of three key areas: workforce management, environmental management and economic development.

Our Workforce

Our people are our most important asset. It is their skill, effort and dedication that drive our company's results. We want all employees to feel respected, well compensated, and equipped with the skills to perform their job to the highest level. Most important of all, we want all staff and contractors to return home safe and healthy at the end of each shift.

Safety remains a constant challenge, but our safety record in 2018 was encouraging. It showed a year-on-year decrease in the Lost

HEALTH AND SAFETY OVERVIEW

Combined data for 2018†

	Q1	Q2	Q3	Q4	Total
LTIs	12	10	10	11	43
LTIFR	0.52	0.42	0.43	0.46	0.46
TRIs	49	48	49	54	200
TRIFR	2.12	2.00	2.09	2.28	2.12

14 Barrick Gold Corporation | Annual Report 2018

1 REPORTABLE ENVIRONMENTAL INCIDENTS Combined data for 2018‡ 1 8 Barrick Reportable Environmental Incidents 7 2 Randgold Class 2 Incidents Randgold Class 1 Incidents Barrick Significant Environmental Incidents 1 2016 2017 2018 Time Injury Frequency Rate (LTIFR) across the combined assets of 33%. The Total Recordable Injury Frequency Rate (TRIFR) also improved, decreasing by 14% over 2017. occur. These incidents have reduced across both merged entities since 2016. Note that the two companies used different classification systems which will be brought together into a consistent reporting criteria in 2019. Environmental Management We work to minimize the environmental impacts our operations may have, and where they do occur, we put in place appropriate remediation and reclamation measures. By using natural resources and energy efficiently, recycling waste, and working to protect and rehabilitate biodiversity, we deliver significant cost savings to our business, reduce future liabilities and help build strong stakeholder relationships. Each mine has a robust Environmental Management System in place, with almost all audited against and certified to the ISO 14001 global best practice standard. We are targeting having all sites certified to this standard in 2019. One of our key metrics is the number of environmental incidents that Economic Development We strive to be a good corporate citizen and a genuine partner for our host communities in locally-led economic development. Alongside site-specific community investment programs, we leverage our supply chain and procurement to multiply economic benefit at a local and national level. Our long-term ambition is to help develop diverse and thriving economies that are sustainable beyond the life of the mine. One of our early priorities has been to establish a Sustainable Development policy that provides an overarching commitment to catalyze socio-economic development for local communities and to engage all our operations in the implementation of this policy. † LTIs – Lost Time Injuries, defined as injuries that occur in the execution of duties which prevent our workers from performing those duties for at least one day. LTIFR – Lost Time Injury Frequency Rates, defined as the number of LTIs per million hours worked. TRIs – Total Recordable Injuries is the total number of fatalities, lost-time injuries, and injuries requiring medical treatment. TRIFR – Total Recordable Injury Frequency Rate, defined as the total number of TRIs per million hours worked. ‡ Randgold Class 1 incidents, defined as major incidents that result in death or injury of people or destruction of community property or husbandry. Randgold Class 2 incidents, defined as medium incidents involving material disruption to production or uncontrolled release of contaminated effluent outside the boundary fence of an operation. Barrick Significant Environmental Incidents, defined as those incidents with the highest negative impacts on human health, the environment or associated financial costs. Barrick Reportable Environmental Incidents, defined as incidents that have a “high” ranking on Barrick’s REI Severity Index and usually require immediate reporting to relevant government authorities. Barrick Gold Corporation | Annual Report 2018 15 4 3

Board of Directors Mark Bristow Non-Independent President and Chief Executive Officer Beau Champ, Mauritius John L. Thornton Non-Independent Executive Chairman Palm Beach, Florida Gustavo A. Cisneros Independent Santo Domingo, Dominican Republic Mr. Cisneros is the Chairman of Cisneros, a privately-held media, entertainment, technology, and consumer products organization. Mr. Cisneros is a member of Barrick’s International Advisory Board. He is also a senior advisor to RRE Ventures LLC, a venture capital firm. Mr. Thornton has been Executive Chairman of Barrick since 2014. He has decades of experience in global business, finance, and public affairs. He has served as a director of numerous public companies, including China Unicom, Ford, HSBC, Industrial and Commercial Bank of China, Intel, and News Corporation. Mr. Bristow had been the Chief Executive of Randgold Resources since its incorporation in 1995. Randgold was founded on his pioneering exploration work in West Africa and he subsequently led the company’s growth through the discovery and development of world-class assets. Christopher L. Coleman Independent London, U.K. J. Michael Evans Independent New York, New York Brian L. Greenspun Independent Henderson, Nevada Mr. Coleman is the group head of banking at Rothschild & Co and has more than 25 years of experience in the financial services sector, including corporate and private client banking and project finance. He has had a long-standing involvement in the mining sector in Africa and globally. Mr. Evans is the President of Alibaba Group Holding Ltd., a position he has held since August 2015. Prior to becoming President, Mr. Evans was an independent director and member of the audit committee of Alibaba Group Holding Ltd. Mr. Greenspun is the Publisher and Editor of the Las Vegas Sun. He is also Chairman and Chief Executive Officer of Greenspun Media Group. Mr. Greenspun has been appointed to two U.S. Presidential Commissions. Andrew J. Quinn Independent Llanboidy Carmarthenshire, U.K. For 15 years, prior to his retirement in 2011, Mr. Quinn was head of Mining Investment Banking for Europe and Africa at CIBC. He has over 40 years of experience in the mining industry. J. Brett Harvey Independent Mesquite, Nevada Mr. Harvey was CONSOL Energy Inc.’s Chairman Emeritus from May 2016 to May 2017, Chairman from January 2015 to May 2016, Executive Chairman from May 2014 to January 2015, Chairman and Chief Executive Officer from June 2010 to May 2014, and Chief Executive Officer from January 1998 to June 2010. Regrettably, on February 28, 2019, Ms. María Ignacia Benítez, an independent director of Barrick from Chile, passed away. Ms. Benítez joined Barrick’s Board of Directors in April 2018 and was a trusted advisor and cherished friend to the Company. 16 Barrick Gold Corporation | Annual Report 2018

1. Please see pages 83–84 of the 2018 Financial Report for corresponding endnotes. 2. Please see page 22 of Randgold’s Q4 2018 Report. 3. On an attributable basis. The 2019 outlook is based on a gold and copper price assumption of $1,250/oz and $2.75/lb, respectively. For economic sensitivity analysis of these assumptions, please refer to page 34 of the 2018 Financial Report. 2019 guidance and the five-year outlook do not include the impact of the Randgold purchase price allocation or the impact of the Nevada Joint Venture with Newmont Mining Corporation. 4. 2019 cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 20% Loulo-Gounkoto, 10.3% Tongon, 36.1% Acacia and 40% South Arturo from cost of sales), divided by attributable gold ounces sold. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds sold (including our proportionate share of copper pounds sold from our equity method investments). 5. These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 67–82 of the 2018 Financial Report. Financial Contents Report for 2018 Management’s Discussion and Analysis 18 / Mineral Reserves and Resources 86 Financial Statements 98 / Notes to Financial Statements 103 / Shareholder Information 176 Barrick Gold Corporation | Financial Report 2018 17

MANAGEMENT’S DISCUSSION AND ANALYSIS Management’s Discussion and Analysis (“MD&A”) Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and the present and future business environment. This MD&A, which has been prepared as of February 12, 2019, should be read in conjunction with our audited consolidated financial statements (“Financial Statements”) for the year ended December 31, 2018. Unless otherwise indicated, all amounts are presented in U.S. dollars. For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity. Continuous disclosure materials, including our most recent Form 40-F/Annual Information Form, annual MD&A, audited consolidated financial statements, and Notice of Annual Meeting of Shareholders and Proxy Circular will be available on our website at www.barrick. com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For an explanation of terminology unique to the mining industry, readers should refer to the glossary on page 85. Cautionary Statement on Forward-Looking Information Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “target”, “plan”, “objective”, “assume”, “intend”, “intention”, “project”, “goal”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “could”, “would” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: (i) Barrick’s forward-looking production guidance; (ii) estimates of future cost of sales per ounce for gold and per pound for copper, cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; (iii) cash flow forecasts; (iv) projected capital, operating and exploration expenditures; (v) targeted debt and cost reductions; (vi) mine life and production rates; (vii) potential mineralization and metal or mineral recoveries; (viii) the benefits expected from the Randgold merger and Barrick’s expectations regarding the assets it acquired in its merger with Randgold; (ix) our ability to identify, invest in and develop potential Tier One, Tier Two and Strategic Assets; (x) the combined Company’s future plans, growth potential, financial strength, investments and overall strategy; (xi) Barrick’s business improvement and automation initiatives; (xii) the success of our efforts to evaluate opportunities at Pascua-Lama; (xiii) our ability to convert resources into reserves; (xiv) asset sales, joint ventures and partnerships; (xv) expectations regarding future price assumptions, financial performance and other outlook or guidance; and (xvi) timing of completion of the proposed 50 kilometer gas pipeline at Pueblo Viejo. Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Barrick Gold Corporation | Financial Report 2018 18

MANAGEMENT’S DISCUSSION AND ANALYSIS Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with the fact that certain Best-in-Class initiatives are still in the early stages of evaluation and additional engineering and other analysis is required to fully assess their impact; the duration of the Tanzanian ban on mineral concentrate exports; the ultimate terms of any definitive agreement between Acacia and the Government of Tanzania to resolve a dispute relating to the imposition of the concentrate export ban and allegations by the Government of Tanzania that Acacia under-declared the metal content of concentrate exports from Tanzania; the status of certain tax reassessments by the Tanzanian government; the manner in which amendments to the 2010 Mining Act (Tanzania) increasing the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), the new Finance Act (Tanzania) imposing a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017, and the new Mining Regulations announced by the Government of Tanzania in January 2018 will be implemented and the impact of these and other legislative changes on Acacia; whether Barrick will successfully negotiate an agreement with respect to the dispute between Acacia and the Government of Tanzania and whether Acacia will approve the terms of any such final agreement; the benefits expected from recent transactions (including the Randgold merger) being realized; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of the Best-in-Class initiatives, targeted investments and projects (including our project to treat refractory sulfide ore at Lagunas Norte) will meet the Company’s capital allocation objectives and internal hurdle rate; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices; expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; the outcome of the appeal of the decision of Chile’s Superintendencia del Medio Ambiente; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; risks associated with the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; availability and increased costs associated with mining inputs and labor; and the organization of our previously held African gold operations and properties under a separate listed Barrick Gold Corporation | Financial Report 2018 19

MANAGEMENT’S DISCUSSION AND ANALYSIS Company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Use of Non-GAAP Financial Performance Measures We use the following non-GAAP financial performance measures in our MD&A: n “adjusted net earnings” n “free cash flow” n “EBITDA” n “adjusted EBITDA” n “cash costs per ounce” n “C1 cash costs per pound” n “all-in sustaining costs per ounce/pound” n “all-in costs per ounce” and n “realized price” this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Changes in Presentation of Non-GAAP Financial Performance Measures Adjusted EBITDA Starting in the fourth quarter of 2018, we amended our calculation of Adjusted EBITDA to remove the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. The prior periods have been restated to reflect the change in presentation. We believe this change will assist analysts, investors and other stakeholders of Barrick in better understanding the ability of our full business, including equity method investments, to generate liquidity from operating cash flow. For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under International Financial Reporting Standards (“IFRS”), please refer to the Non-GAAP Financial Performance Measures section of this MD&A on pages 67 to 82. Each non-GAAP financial performance measure has been annotated with a reference to an endnote on page 83. The non-GAAP financial performance measures set out in Barrick Gold Corporation | Financial Report 2018 20

MANAGEMENT’S DISCUSSION AND ANALYSIS Overview Our Vision Our Vision is to be the world’s most valued gold mining business by finding, developing and owning the best assets, and employing the best people, to deliver sustainable returns for our owners, and real benefits to our partners, host countries, and communities. growth in many of the world’s most prolific gold districts. The combination of Barrick and Randgold holds interests in thirteen producing gold mines, which are located in Argentina, Australia, Canada, Côte d’Ivoire, the Democratic Republic of Congo, the Dominican Republic, Mali, Papua New Guinea, Peru and the United States. We also hold a 63.9% equity interest in Acacia Mining plc (“Acacia”), a company listed on the London Stock Exchange (“LSE”) that owns gold mines and exploration properties in Africa, principally in Tanzania. Our copper business contains a wholly-owned copper mine in Zambia and 50% interests in copper mines in Chile and Saudi Arabia. We also have Our Business The merger of Barrick and Randgold Resources Limited (“Randgold”) on January 1, 2019 has created a sector-leading gold mining company with five Tier One Gold Assets8 and a diversified asset portfolio positioned for Barrick Gold Corporation | Financial Report 2018 21 Index 21 Overview 21Our Vision 21Our Business 22Our Strategy 23Full Year Financial and Operating Highlights 29Key Business Developments 31Outlook for 2019 34Risks and Risk Management 36Market Overview 47 Operating Segments Performance 48Barrick Nevada 51Turquoise Ridge 53Pueblo Viejo 55Veladero 58Lagunas Norte 59Acacia Mining plc 62Pascua-Lama 63 Commitments and Contingencies 39 Review of Annual Financial Results 39Revenue 40Production Costs 41Capital Expenditures 41General and Administrative Expenses 41Exploration, Evaluation and Project Costs 42Finance Costs, Net 42Additional Significant Statement of Income Items 43Income Tax Expense 64 Review of Quarterly Results 65 Internal Control over Financial Reporting and Disclosure Controls and Procedures 66 IFRS Critical Accounting Policies and Accounting Estimates 67 Non-GAAP Financial Performance Measures 83 Technical Information 45 Financial Condition Review 45Balance Sheet Review 45Shareholders’ Equity 45Financial Position and Liquidity 46Summary of Cash Inflow (Outflow) 47Summary of Financial Instruments 83 Endnotes 85 Glossary of Technical Terms

MANAGEMENT’S DISCUSSION AND ANALYSIS projects located throughout the Americas and Africa. We sell our production in the world market through the following distribution channels: gold bullion is sold in the gold spot market; and gold and copper concentrate is sold to independent smelting companies. Barrick changed its ticker symbol on the New York Stock Exchange (“NYSE”) from ABX to GOLD beginning on the merged company’s first day of trading on January 2, 2019. Barrick continues to trade on the Toronto Stock Exchange under the symbol ABX. Gold Assets, we are focused on assets with a reserve potential greater than 5 million ounces of gold that will generate an internal rate of return (IRR) of at least 15%. With respect to Tier Two Gold Assets, we are focused on assets with a reserve potential of greater than 3 million ounces of gold that will generate an IRR of at least 20% (in each case based on our long-term gold price assumptions). Near-term priorities include Goldrush, Fourmile, Turquoise Ridge and the strategic partnership with Shandong Gold in the El Indio belt. Sell non-core assets over time in a disciplined manner. Brownfields focus on Goldstrike, and Loulo-Gounkoto Complex and Kibali, which were both added to our portfolio as a result of the merger with Randgold. Invest in exploration across extensive land positions in many of the world’s most prolific gold districts. Maximize the long-term value of a strategic Copper Business11. 2018 REVENUE1 ($ millions) • • • Gold $6,600 Copper $512 Other $131 • Operational Excellence • Fully implement a flat management structure with a strong ownership culture. Streamline management and operations, and hold management accountable for the businesses they manage. Leverage innovation and technology to drive industry-leading efficiencies. Build trust-based partnerships with host governments, business partners, and local communities to drive shared long-term value. Strive for zero harm workplaces. 1. Reflects revenue and production prior to the merger with Randgold on January 1, 2019. • Our Strategy Our strategy is to operate as business owners, focused on returns to shareholders by optimizing return on free cash flow, alongside managing risk to create long-term value for our shareholders and partnering with host governments and communities to transform their natural resources into sustainable benefits and mutual prosperity. We aim to achieve this through the following: • • • Sustainable Profitability Asset Quality • Grow and invest in a portfolio of Tier One Gold Assets, Tier Two Gold Assets and Strategic Assets10 with an emphasis on organic growth. We will focus our efforts on identifying, investing in and developing assets that meet our investment criteria. With respect to Tier One • Disciplined approach to growth, emphasizing long-term value for all stakeholders. Increased returns to shareholders driven by a focus on return on capital, internal rate of return and free cash flow. • Barrick Gold Corporation | Financial Report 2018 22

MANAGEMENT'S DISCUSSION AND ANALYSIS

Full Year Financial and Operating Highlights

OPERATING CASH FLOW AND FREE CASH FLOW[1]


$1,251
$1,257
$1,268
2,640
1,514
2,065
669
1,765
365
2016
2017
2018
Operating Cash Flow ($ millions)
Free Cash Flow ($ millions)
Gold Market Price ($/oz)

DEBT ($ billions)


15.8
13.1
10.0
7.9
6.4
5.7
Q2 2013
2014
2015
2016
2017
2018

GOLD PRODUCTION (000s ounces)


Divested Sites
5,517
5,323
4,527
5,100 to 5,600
2016
2017
2018
2019 (est)³

COST OF SALES[2], CASH COSTS[1] AND ALL-IN SUSTAINING COSTS[1] ($ per ounce)


Cost of sales
Cash costs
AISC
798
730
546
794
750
526
892
806
588
880 to 940
870 to 920
650 to 700
2016
2017
2018
2019 (est)³

COPPER PRODUCTION (millions of pounds)


415
413
383
375 to 430
2016
2017
2018
2019 (est)

COST OF SALES[2], CASH COSTS[1] AND ALL-IN SUSTAINING COSTS[1] ($ per pound)


Cost of sales
C1 Cash costs
AISC
1.41
1.49
2.05
1.77
1.66
2.34
2.40
1.97
2.82
2.30 to 2.70
2.40 to 2.90
1.70 to 2.00
2016
2017
2018
2019 (est)

1. These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 67 to 82 of this MD&A.
2. Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Acacia and 40% South Arturo from cost of sales), divided by attributable gold ounces sold. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds sold (including our proportionate share of copper pounds sold from our equity method investments).
3. Outlook for 2019 includes Loulo-Gounkoto on an 80% basis, Kibali on a 45% basis, Tongon on an 89.7% basis, and Morila on a 40% basis, which were acquired as a result of the merger with Randgold on January 1, 2019.

Barrick Gold Corporation | Financial Report 2018 23

MANAGEMENT'S DISCUSSION AND ANALYSIS

	For the years ended December 31			For the three months ended December 31	
($ millions, except per share amounts in dollars)	2018	2017	2016	2018	2017
Net (loss) earnings attributable to equity holders of the Company	$ (1,545)	$ 1,438	$ 655	$ (1,197)	$ (314)
Per share (dollars)[1]	(1.32)	1.23	0.56	(1.02)	(0.27)
Adjusted net earnings[2]	409	876	818	69	253
Per share (dollars)[1,2]	0.35	0.75	0.70	0.06	0.22
Operating cash flow	1,765	2,065	2,640	411	590
Free cash flow[2]	$ 365	$ 669	$ 1,514	$ 37	$ 240

1. Calculated using weighted average number of shares outstanding under the basic method of earnings per share of 1,167 million shares in 2018 (2017: 1,166 million shares; 2016: 1,165 million shares).
2. Adjusted net earnings, adjusted net earnings per share, and free cash flow are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measures, please see pages 67 to 82 of this MD&A.

In 2018, we generated net cash flow provided by operating activities ("operating cash flow") of $1.8 billion and free cash flow[1] of $365 million for the year. Our cost of sales applicable to gold[4] increased by $98 per ounce to $892 per ounce, while our all-in sustaining costs[1] ("AISC") increased by 7% to $806 per ounce. Our cost of sales applicable to copper[4] increased by $0.63 per pound to $2.40 per pound, while our AISC[1] increased by 21% to $2.82 per pound. The increases for both gold and copper reflect the impact of lower sales volume, and higher capital expenditures on a per ounce basis as we increased investments in the future of our business.

In 2018, we recognized $900 million ($799 million net of tax and non-controlling interest) of impairments, mainly relating to a non-current asset impairment of $405 million (no tax impact) at Lagunas Norte following the decision not to proceed with the treatment of refractory sulphide ore project ("PMR") at this time; and a non-current asset impairment of $246 million (pre-tax) and a goodwill impairment of $154 million (no tax impact) at Veladero reflecting an increase in the cost structure related to increasing government imposts coupled with higher energy costs. In addition, an inventory impairment of $166 million (no tax impact) was recorded as we concluded that the Lagunas Norte project related to the processing of carbonaceous material ("CMOP") does not meet our investment criteria. We also recorded deferred tax expense of $673 million and $141 million related to de-recognition of the deferred tax assets in Canada and Peru, respectively. It was determined that the realizability of these deferred tax assets was no longer probable due to management's focus on growing the business globally, particularly on our Tier One Gold Assets outside of Canada, the updated mine plan at Lagunas Norte and a change in our expected approach to financing future reclamation activities in Peru.

Balance Sheet and Liquidity

Our liquidity position is strong and continues to improve, with robust cash flow generation, modest near-term debt repayment obligations, a $3 billion undrawn credit facility and a consolidated cash balance of approximately $1.6 billion[3]. As discussed on page 29, on January 1, 2019, we completed the merger with Randgold. As at December 31, 2018, Randgold had $0.7 billion of cash and cash equivalents, which would bring the cash position of the combined company to $2.3 billion from January 1, 2019, and had no debt outstanding.

In 2018, we reduced our total debt by $685 million, or 11%, from $6.42 billion to $5.74 billion. We currently have less than $50 million[2] in debt due before 2020, and approximately $5 billion of our outstanding debt matures after 2032. We increased the dividend by 33% from $0.12 per share in respect of the 2017 financial year to $0.16 per share in respect of the 2018 financial year. Barrick has targeted a quarterly dividend of $0.04 per share, commencing with the dividend we anticipate declaring in April 2019 in respect of the first quarter of 2019.

24 Barrick Gold Corporation | Financial Report 2018

MANAGEMENT'S DISCUSSION AND ANALYSIS

Net Earnings (Loss), Adjusted Net Earnings[1], Operating Cash Flow and Free Cash Flow[1]

FACTORS AFFECTING NET EARNINGS AND ADJUSTED NET EARNINGS[1]


($M)
Controllable
Uncontrollable
2017 Net earnings
1,438
2017 Adjusting items
562
2017 Adjusted net earnings[1]
876
Gold and copper cash costs[1]
(512)
Gold and copper sales volume
(499)
Income tax expense
280
Depreciation
139
Exploration & evaluation costs
11
Other
11
Foreign exchange[2]
73
Gold & copper prices
30
2018 Adjusted net earnings[1]
409
2018 Adjusting items
1,954
2018 Net earnings
(1,545)

1. These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measures, please see pages 67 to 82 of this MD&A.
2. Estimated impact of foreign exchange.

Net earnings attributable to equity holders of Barrick ("net earnings") for 2018 was a net loss of $1,545 million compared with net earnings of $1,438 million in the prior year. This significant decrease in net earnings was primarily due to net impairment charges of $900 million ($799 million net of tax and non-controlling interest), primarily relating to impairments of $405 million (no tax impact) of non-current assets at Lagunas Norte, and $246 million ($160 million net of tax) of non-current assets and $154 million (no tax impact) of goodwill at the Veladero mine. This was combined with the de-recognition of deferred tax assets of $814 million, and inventory impairment at Lagunas Norte of $166 million. After adjusting for items that are not indicative of future operating earnings, adjusted net earnings[1] of $409 million in 2018 were $467 million lower than the prior year primarily due to the impact of lower grades and recoveries across most operations as disclosed in previous guidance combined with higher direct mining costs and the divestment

Barrick Gold Corporation | Financial Report 2018 25

MANAGEMENT'S DISCUSSION AND ANALYSIS

FACTORS AFFECTING OPERATING CASH FLOW AND FREE CASH FLOW[1]


Controllable
Uncontrollable
($M)
2017 Operating cash flow
2,065
2017 Capex
1,396
2017 Free Cash Flow[1]
669
Change in working capital
417
Cash taxes paid
251
Exploration, Evaluation and Project costs
(34)
Gold & copper sales volume
(499)
Gold & copper cash costs[1]
(512)
Other
43
Gold & copper price
30
2018 Free Cash Flow[1]
365
2018 Capex
1,400
2018 Operating cash flow
1,765

1. These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measures, please see pages 67 to 82 of this MD&A.

of 50% of the Veladero mine on June 30, 2017. The increase in direct mining costs was mainly attributable to higher energy prices and consumption. This was further impacted by lower throughput at Acacia as a result of reduced operations at Bulyanhulu, lower tonnage processed at Lagunas Norte, and higher government imposts at Veladero. This was partially offset by lower income tax expense related to lower earnings and sales volumes, and lower depreciation. Earnings were also positively impacted by favorable foreign exchange movements and higher realized gold prices[1] of $1,267 per ounce compared to $1,258 per ounce in the prior year.

Significant adjusting items to net earnings (pre-tax and non-controlling interest effects) in 2018 include:

- $900 million ($799 million net of tax and non-controlling interest) in net impairment charges primarily relating to Veladero and Lagunas Norte;
- $742 million in significant tax adjustments primarily relating to the de-recognition of deferred tax assets of $814 million, partially offset by a deferred tax recovery of $107 million on United States withholding taxes;
- Additional adjustments relating to the inventory impairment at Lagunas Norte of $166 million, a write-off of a Western Australia long-term stamp duty tax receivable of $43 million, and costs associated with the merger with Randgold of $37 million; partially offset by
- $68 million ($46 million net of tax and non-controlling interest) in disposition gains mainly relating to the sale of a non-core royalty asset at Acacia.

Refer to page 68 for a full list of reconciling items between net earnings and adjusted net earnings[1] for the current and prior year.

In 2018, we generated $1,765 million in operating cash flow, compared to $2,065 million of operating cash flow in the prior year. The decrease of $300 million was due to the impact of lower grades and recoveries across most operations as disclosed in previous guidance combined with higher direct mining costs and the divestment of 50% of the Veladero mine on June 30, 2017. The increase in direct mining costs was mainly attributable to higher energy prices and consumption. This was further impacted by lower throughput at Acacia as a result of reduced operations at Bulyanhulu, lower tonnage processed at Lagunas Norte, and higher government imposts at Veladero. This was partially offset by a favorable movement in working capital, mainly as a result of increased drawdown of inventory and the timing of payments and changes in other current assets and liabilities. Operating cash flow was also positively affected by lower cash taxes paid as a result of lower earnings and sales volumes, and higher realized gold prices[1] of $1,267 per ounce compared to $1,258 per ounce in the prior year.

26 Barrick Gold Corporation | Financial Report 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS Free cash flow1 for 2018 was $365 million, compared to $669 million in the prior year, reflecting lower operating cash flows. Capital expenditures were in line with the prior year, as an increase in project capital expenditures was offset by a decrease in minesite sustaining capital expenditures. The increase in project capital expenditures is primarily a result of greater spending incurred at Crossroads, the Cortez Range Front declines, the Goldrush exploration declines, the Deep South Expansion at Barrick Nevada, and the construction of the third shaft at Turquoise Ridge. Minesite sustaining capital expenditures decreased mainly due to the completion of several initiatives occurring in the prior year, including the Goldstrike underground cooling and ventilation project; digitization initiatives; the autoclave thiosulfate water treatment plant conversion at the Goldstrike autoclaves; the optimization of development sequencing at Turquoise Ridge; and the construction of phases 4B and 5B of the leach pad expansion at Veladero. Planning and implementation workshops were carried out this year with a cross section of personnel from all sites and regional offices to review and improve our fatality prevention controls. Outputs from these efforts include updated workforce engagement and hazard control evaluation tools, along with a renewed management commitment to identify and reinforce actions that will promote the safest and healthiest workplaces possible. Internal management system assurance reviews were also carried out this year to promote continuous improvement of hazard controls associated with mobile equipment and fire protection/prevention systems. TOTAL REPORTABLE INJURY FREQUENCY 0.58 0.40 Safety Our safety vision is “Every person going home safe and healthy every day.” In 2018, we operated with zero fatalities and continued to improve our total reportable injury frequency rate5 (“TRIFR”) year over year, decreasing our rate across all operations by 9% – from 0.35 to 0.32. We have achieved a 44% improvement in the TRIFR (from 0.58 in 2014) over the past 5 years. Barrick is fully committed to the safety, health and well-being of our people, their families and the communities in which we operate. In late 2018, the weekly Business Plan Review meetings transitioned to a weekly Executive Committee Review which is now the main forum for senior management to review our current safety performance, share lessons learned and communicate best practices across our business. Our safety metrics demonstrate improvements in performance and we will continue our efforts to further reduce injury occurrences. Strong safety leadership, transparency and an engaged, knowledgeable workforce provide the foundation for Barrick’s safety culture. To provide our people with the data and information needed to perform their work safely, we have implemented a new enterprise-wide Health, Safety, and Environmental (“HSE”) and Risk Management software system. This was achieved through a collaborative effort that involved personnel from all Barrick sites and regional offices. 0.35 0.32 2014 2015 2016 2017 2018 Environment Barrick continues to rebuild our reputation for environmental excellence and aims to become the world’s most valued gold mining business by delivering sustainable returns for our owners and partners, including the host communities and countries in which we operate. In 2018, our operations made progress on developing and implementing the ICMM Critical Control Management Plans for reliable environmental performance within our operations. The results of these efforts are demonstrated by a sustained reduction of environmental incidents over the past 5 years. Globally, Barrick has achieved an 87% reduction in Reportable Environmental Incidents between 2014 and 2018. There were zero Significant Environmental Incidents in 2018. REPORTABLE ENVIRONMENTAL INCIDENTS 53 8 7 2014 2015 2016 2017 2018 Barrick Gold Corporation | Financial Report 2018 27 29 13 0.46

MANAGEMENT’S DISCUSSION AND ANALYSIS Climate Change Climate change, including shifts in temperature and precipitation and more frequent severe weather events, could affect the mining industry in a range of possible ways. Volatile climatic conditions can affect the stability and effectiveness of infrastructure and equipment; potentially impact environmental protection and site closure practices; lead to changes in the regulatory environment, including increased carbon tax regimes; and potentially impact the stability and cost of water and energy supplies. We therefore view climate change as a company, community, and global concern. In 2018, we continued to implement the climate change strategy we developed in 2017, which is aligned with our overall business strategy to grow free cash flow per share through safe and responsible mining. Barrick’s climate change strategy has three pillars: understand and mitigate the risks associated with climate change; reduce our impacts on climate change; and improve our disclosure on climate change. Action taken on each pillar in 2018 is described below. Overall, our GHG emissions in 2018 were 4.0 million CO2 equivalent tonnes (MT CO2e), which is consistent with our shorter-term GHG emissions management goals. Improve our disclosure on climate change In 2018, we published our 2017/18 Climate report, which describes our climate change strategy, identified climate-related risks and opportunities, and reported on emissions for all operating facilities and power plants. Publishing this report reflects our commitment to the voluntary disclosure of our emissions. Throughout 2018, the Board’s Corporate Responsibility Committee, which met quarterly, was responsible for overseeing Barrick’s policies, programs, and performance relating to the environment, including climate change. The Risk Committee assisted the Board in overseeing the Company’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks. Climate change is built into our formal risk management process, outputs of which were reviewed by the Risk Committee throughout 2018 (as of January 1, 2019, this Committee has been combined with the Audit Committee). In addition, the Audit Committee reviewed the Company’s approach to climate change in the context of Barrick’s public disclosure. Throughout 2018, at the management level, our Climate Change Committee, comprised of senior members of our management team, provided strategic oversight and governance over key decisions related to Barrick’s Climate Change Strategy. In 2018, the Climate Change Committee focused on site-level assessment and mitigation of climate-related risk; monitoring progress against GHG emissions targets; providing guidance on external disclosures; and initiating a climate change scenario analysis project. Further to the specific focus of the Climate Change Committee, regular review meetings throughout 2018 allowed for the discussion of opportunities and risks that may help or hinder the Company from achieving its objectives, including climate-related risks (e.g., spring snow melts, hurricanes, flooding, and mud slides). Additionally, during mine site optimization reviews undertaken in the fourth quarter, each site presented for review their life of mine energy and GHG reduction plans. We expect climate change activities to continue into 2019 and beyond. Site-level climate-related risks and mitigation plans will continue to be reviewed in the context of the company-wide risk assessment, and site-level plans to reduce energy and GHG emissions will be strengthened. We also expect to sustain our climate-related disclosure. Overall, based on the work completed in 2018, Barrick continues to build resilience to withstand the potential Understand and mitigate the risks associated with climate change In 2018, climate change was incorporated into Barrick’s formal risk assessment process, whereby sites included climate-related factors into their risk assessment process (e.g., by considering the impact of increased precipitation, drought, or severe storms on operations as well as on communities near our operations). This followed the risk and opportunity assessment we conducted in 2017, where we identified three primary climate-related risks and opportunities for our business: an increase in extended duration extreme precipitation events; an increase in climate change regulations to limit greenhouse gas (“GHG”) emissions; and increased global investment in innovation and low carbon technologies. Reduce the Company’s impact on climate change Mining is an energy-intensive business, and we understand the important link between energy use and GHG emissions. By effectively managing our energy use, we can reduce our draw from local energy grids, reduce our GHG emissions, achieve more efficient production, and save direct mining costs. In 2018, a tangible example of this was the announcement of our plan to convert the Quisqueya I power generation facility in the Dominican Republic from heavy fuel oil to natural gas in 2019. Converting the facility is expected to reduce GHG emissions associated with Pueblo Viejo by approximately 260 thousand CO2 equivalent tonnes per year and reduce costs, which are reflected in our guidance. Barrick Gold Corporation | Financial Report 2018 28

MANAGEMENT'S DISCUSSION AND ANALYSIS

impacts of climate change and leverage potential opportunities as the global economy transitions to a low-carbon future.

Following the merger between Barrick and Randgold on January 1, 2019, we are reviewing how climate-related risks and opportunities will be governed in the new company.

Reserves and Resources

Barrick's 2018 reserves were calculated using a gold price assumption of $1,200 per ounce, consistent with 2017. As of December 31, 2018, Barrick's proven and probable gold reserves were 62.3 million ounces[6], compared to 64.4 million ounces at the end of 2017.[9] While 5.4 million ounces of reserves were depleted through mining and processing, the Company added 3.2 million ounces of reserves at an average grade of 4.7 grams per tonne, significantly higher than our overall reserve grade of 1.56 grams per tonne. Reserves at our underground operations, where the majority of the Company's future production will come from, were replaced, with additions at Turquoise Ridge, Goldstrike, Hemlo and Porgera.

In 2018, measured, indicated, and inferred gold resources were calculated using a gold price assumption of $1,500 per ounce, consistent with 2017. Measured and indicated gold resources increased slightly to 88.8 million ounces[6], compared to 88.6 million ounces at the end of 2017.[9] Inferred gold resources also increased to 33.5 million ounces at the end of 2018[6], compared to 30.8million ounces at the end of 2017.[9]

Approximately 1.25 million ounces of proven and probable reserves, 1.3 million ounces of measured and indicated resources, and 1.2 million ounces of inferred resources (Barrick's 63.9 percent share) were removed at Acacia's Bulyanhulu operation following a review by Acacia of the mine's geological and mineral resource models, and other optimization work.[6]

Copper reserves and resources for 2018 were calculated using a copper price of $2.75 per pound and $3.50 per pound, respectively, consistent with 2017. As of December 31, 2018, proven and probable copper reserves were 10.6 billion pounds[6], compared to 11.2 billion pounds at the end of 2017.[9] Measured and indicated copper resources, including copper contained within measured and indicated gold resources, were 11.6 billion pounds[6], compared to 11.7 billion pounds at the end of 2017.[9] Inferred copper resources were 2.8 billion pounds as of December 31, 2018, compared to 3.0 billion pounds at the end of 2017.[9]

GOLD RESERVES AND RESOURCES (millions of ounces)


30.7
75.2
86.0
30.8
88.6
64.4
33.5
88.8
62.3
2016
2017
2018
P&P Reserves
M&I Resources
Inferred Resources

COPPER RESERVES AND RESOURCES (billions of pounds)


3.1
9.7
11.1
3.0
11.7
11.2
2.8
11.6
10.6
2016
2017
2018
P&P Reserves
M&I Resources
Inferred Resources

Key Business Developments

Randgold Merger

On September 24, 2018, we announced an agreement on the terms of a recommended share-for-share merger of Barrick and Randgold. The transaction closed on January 1, 2019, with Barrick acquiring 100% of the issued and outstanding Randgold shares. Each Randgold shareholder received 6.1280 common shares of Barrick for each Randgold share, which resulted in the issuance of 583,669,178 Barrick common shares. After this share issuance, Barrick shareholders owned 66.7%, while former Randgold shareholders owned 33.3%, of the shares of the combined company. We have determined that this transaction represents a business combination with Barrick identified as the acquirer. Based on the December 31, 2018 closing share price of Barrick's common shares, the total consideration of the acquisition is $7.9 billion. We began consolidating the operating results, cash flows and net assets of Randgold from January 1, 2019. Randgold was a publicly traded mining company with ownership interests in the following gold mines: Kibali in the Democratic Republic of Congo; Tongon in Côte d'Ivoire; Loulo-Gounkoto and Morila in Mali; and the Massawa project in Senegal.

Barrick Gold Corporation | Financial Report 2018 29

MANAGEMENT’S DISCUSSION AND ANALYSIS Management Structure Refinements Barrick now has a new management team, effective January 1, 2019. Mark Bristow is now President and Chief Executive Officer of Barrick. Mark was formerly the Chief Executive Officer of Randgold, a position he held since its incorporation in 1995. Graham Shuttleworth is now Senior Executive Vice-President and Chief Financial Officer of Barrick, having formerly served as Randgold‘s Chief Financial Officer. Kevin Thomson, Senior Executive Vice-President, Strategic Matters, continues in the role to which he was appointed at Barrick in October 2014. In addition, Barrick will be managed by three regional Chief Operating Officers, each of whom report to the President and CEO. Mark Hill, formerly Barrick’s Chief Investment Officer, was appointed Chief Operating Officer, LATAM and Australia Pacific. Willem Jacobs, formerly Randgold’s General Manager East and Central Africa, was appointed Chief Operating Officer, Africa and Middle East. Catherine Raw, formerly Barrick’s Chief Financial Officer, was appointed to Chief Operating Officer, North America. Kelvin Dushnisky, formerly Barrick’s President, left Barrick at the end of August 2018. Hemlo Royalty Acquisition In July 2018, Barrick acquired a 2.5% Gross Revenue Royalty for $14.9 million on certain surface and mineral lands adjacent to the Hemlo property in Ontario which was originally granted to Newmont Mining Corporation as part of the land acquisition in 2015. The royalty covers approximately 37% of Barrick’s overall land holding at Hemlo and includes large highly prospective areas immediately west of the current operation. Drilling up to 800m beyond the limits of the existing resource has partly validated that ore grade mineralization is continuous. The area covered by the royalty could represent potentially significant mine life extensions given the more favorable economics without the royalty. Investment in Midas Gold In May 2018, we announced the acquisition of 46.55 million common shares, representing approximately 19.9 percent of issued and outstanding common shares of Midas Gold Corporation in a non-brokered private placement for total consideration of $38 million. Upon acquisition of the shares, we accounted for our interest as an available-for-sale financial asset presented in other non-current assets with future changes in fair value recorded in other comprehensive income. Board Renewal & Appointments Following the closing of the Randgold merger, Barrick’s Board of Directors was reconstituted with the following nine directors: John Thornton (executive chairman), Mark Bristow, María Ignacia Benítez, Gustavo Cisneros, Christopher Coleman, Michael Evans, Brian Greenspun, Brett Harvey (lead independent director), and Andrew Quinn. Bald Mountain Exploration JV Disposition In October 2018, Barrick sold its remaining interest in the Bald Mountain Exploration Joint Venture to an affiliate of Kinross Gold Corporation, which was formed as part of the sale of the Bald Mountain asset in January 2016. In consideration for its interest, Barrick received US$15.5 million in cash and a 1.25% NSR on the property. Investment in Shandong Gold Mining In September 2018, we entered into a mutual investment agreement with Shandong Gold Group Co., Ltd. (“Shandong Gold”), further strengthening Barrick’s partnership with one of China’s leading mining companies. Under the agreement, Shandong Gold will purchase up to $300 million of Barrick shares, and Barrick will invest an equivalent amount in shares of Shandong Gold Mining Co., Ltd., a publicly listed company controlled by Shandong Gold. Shares will be purchased in the open market and purchases made by Barrick will be accounted for as an available-for-sale financial asset presented in other non-current assets with future changes in fair value recorded in other comprehensive income. As at December 31, 2018, Shandong Gold had purchased approximately $198 million of shares of Barrick and Barrick had purchased approximately $120 million of shares of Shandong Gold Mining Co., Ltd., which had a fair value of $168 million as of February 6, 2019. Debt Management In July 2018, Barrick completed a make-whole repurchase of the approximately $629 million of outstanding principal amount of the 4.40% Notes due 2021 and incurred a related loss on debt extinguishment of $29 million in the third quarter of 2018. The debt repayment is expected to result in an annualized interest saving of approximately $28 million. Barrick Gold Corporation | Financial Report 2018 30

MANAGEMENT'S DISCUSSION AND ANALYSIS

Outlook for 2019

Operating Unit Guidance

Our 2018 gold and copper production, cost of sales, cash costs1, all-in sustaining costs[1] and 2019 forecast gold and copper production, cost of sales, cash costs[1] and all-in sustaining costs[1] ranges by operating unit are as follows:

Operating Unit	2018 production (000s ozs)	2018 cost of sales[1] ($/oz)	2018 cash costs[2] ($/oz)	2018 all-in sustaining costs[2] ($/oz)	2019 forecast production (000s ozs)	2019 forecast cost of sales[1] ($/oz)	2019 forecast cash costs[2] ($/oz)	2019 forecast all-in sustaining costs[2] ($/oz)
Gold								
Barrick Nevada[3]	2,100	$ 818	$ 507	$ 649	1,750 – 1,900	$ 920 – $ 970	$ 640 –$ 690	$ 850 – $ 900
Pueblo Viejo (60%)	581	750	465	623	550 – 600	780 – 830	465 – 510	610 – 650
Loulo-Gounkoto (80%)[4,5]					520 – 570	800 – 850	575 – 625	810 – 850
Kibali (45%)[4,5]					330 – 350	890 – 940	555 – 605	670 – 730
Kalgoorlie (50%)	314	899	732	857	280 – 300	920 – 970	740 – 790	920 – 960
Turquoise Ridge (75%)	268	783	678	756	270 – 310	655 – 705	550 – 600	680 – 730
Tongon (89.7%)[4,5]					250 – 270	945 – 995	710 – 760	780 – 820
Porgera (47.5%)	204	996	796	1,083	240 – 260	980 – 1,030	800 – 850	985 – 1,025
Veladero (50%)	278	1,112	629	1,154	230 – 250	1,250 – 1,350	770 – 820	1,150 – 1,250
Hemlo	171	1,157	1,046	1,318	200 – 220	890 – 940	765 – 815	1,100 – 1,200
Acacia (63.9%)	334	876	680	905	320 – 350	920 – 970	665 – 710	860 – 920
Other Sites[6]	277	1,387	590	778	190 – 250	1,075 – 1,165	895 – 945	1,055 – 1,115
Total Consolidated Barrick[5,7,8,9]	4,527	$ 892	$ 588	$ 806	5,100 – 5,600	$ 880 – $ 940	$ 650 – $ 700	$ 870 – $ 920

	2018 production (millions lbs)	2018 cost of sales[1] ($/lb)	2018 C1 cash costs[2] ($/lb)	2018 all-in sustaining costs[2] ($/lb)	2019 forecast production (millions lbs)	2019 forecast cost of sales[1] ($/lb)	2019 forecast C1 cash costs[2] ($/lb)	2019 forecast all-in sustaining costs[2] ($/lb)
Copper								
Lumwana	224	$ 2.51	$ 2.08	$ 3.08	210 – 240	$ 2.25 – $2.50	$ 1.80 – $ 2.10	$ 2.75 – $ 3.15
Zaldívar (50%)	104	2.55	1.97	2.47	120 – 130	2.40 – 2.70	1.65 – 1.85	2.00 – 2.20
Jabal Sayid (50%)	55	1.73	1.53	1.92	45 – 60	2.00 – 2.30	1.60 – 1.90	1.60 – 1.90
Total Copper[9]	383	$ 2.40	$ 1.97	$ 2.82	375 – 430	$ 2.30 – $2.70	$ 1.70 – $ 2.00	$ 2.40 – $ 2.90

1. 2018 cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Acacia and 40% South Arturo from cost of sales), divided by attributable gold ounces sold. 2019 cost of sales applicable to gold per ounce also removes the non-controlling interest of 20% Loulo-Gounkoto and 10.3% of Tongon from cost of sales. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds sold (including our proportionate share of copper pounds sold from our equity method investments).
2. Cash costs, all-in sustaining costs and C1 cash costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measures, please see pages 67 to 82 of this MD&A.
3. Reflects production and sales from Goldstrike, Cortez, and South Arturo on a 60% basis, which reflects our equity share.
4. These sites were acquired as a result of the merger with Randgold on January 1, 2019, and therefore no 2018 figures are provided.
5. 2019 forecast cost of sales does not include the impact of the Randgold purchase price allocation.
6. Other sites for 2018 includes Lagunas Norte and Golden Sunlight. 2019 also includes Morila on a 40% basis, which was acquired as a result of the merger with Randgold on January 1, 2019.
7. Total gold cash costs and all-in sustaining costs per ounce include the impact of hedges and/or costs allocated to non-operating sites.
8. Operating unit guidance ranges reflect expectations at each individual operating unit, and may not add up to the company-wide guidance range total. The company-wide 2018 results and guidance ranges exclude Pierina which is mining incidental ounces as it enters closure.
9. Includes corporate administration costs.

Barrick Gold Corporation | Financial Report 2018 31

MANAGEMENT'S DISCUSSION AND ANALYSIS

Operating Unit, Consolidated Expense and Capital Guidance

Our 2018 gold and copper production, cost of sales, cash costs[1], all-in sustaining costs[1], consolidated expenses and capital expenditures and forecast gold and copper production, cost of sales, cash costs[1], all-in sustaining costs[1], consolidated expenses and capital expenditures for 2019 are as follows:

($ millions, except per ounce/pound data)	2018 Original guidance	Q3 2018 Guidance	2018 Actual	2019 Guidance
Gold production and costs				
Production (millions of ounces)	4.50 – 5.00	4.50 – 5.00	4.53	5.10 – 5.60
Gold unit production costs				
Cost of sales – gold ($ per oz)[2]	810 – 850	810 – 850	892	880 – 940
Cash costs ($ per oz)[1]	540 – 575	540 – 575	588	650 – 700
Depreciation ($ per oz)[2]	240 – 260	240 – 260	248	215 – 235
All-in sustaining costs ($ per oz)[1]	765 – 815	765 – 815	806	870 – 920
Copper production and costs				
Production (millions of pounds)	385 – 450	345 – 410	383	375 – 430
Copper unit production costs				
Cost of sales – copper ($ per lb)	1.80 – 2.10	2.00 – 2.30	2.40	2.30 – 2.70
C1 cash costs ($ per lb)[1]	1.55 – 1.75	1.80 – 2.00	1.97	1.70 – 2.00
Depreciation ($ per lb)	0.40 – 0.50	0.40 – 0.50	0.65	0.60 – 0.70
Copper all-in sustaining costs ($ per lb)[1]	2.30 – 2.60	2.55 – 2.85	2.82	2.40 – 2.90
Exploration and project expenses	325 – 405	325 – 405	383	280 – 340
Exploration and evaluation	185 – 225	185 – 225	166	160 – 170
Project expenses	140 – 180	140 – 180	217	120 – 150
General and administrative expenses	~340	~300	265	~200
Corporate administration	~275	~235	212	~140
Stock-based compensation[3]	~30	~30	27	~40
Acacia[4]	~35	~35	26	~20
Other expense (income)	80 – 100	80 – 100	90	80 – 100
Finance costs, net[5]	500 – 550	500 – 550	545	500 – 550
Attributable capital expenditures:				
Attributable minesite sustaining	950 – 1,100	950 – 1,100	946	1,100 – 1,300
Attributable project	450 – 550	450 – 550	467	300 – 400
Total attributable capital expenditures[6]	1,400 – 1,600	1,400 – 1,600	1,413	1,400 – 1,700

1. Cash costs, all-in sustaining costs and C1 cash costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measures, please see pages 67 to 82 of this MD&A.
2. 2019 guidance does not include the impact of the Randgold purchase price allocation.
3. 2018 actual based on US$13.54 and 2019 guidance based on a three month trailing average ending December 31, 2018 of US$12.40 per share and excludes Acacia.
4. Acacia general and administrative expenses is substantially comprised of stock-based compensation.
5. 2018 actual includes a net loss on debt extinguishment of $29 million.
6. Attributable capital expenditures are presented on the same basis as guidance, which includes our 60% share of Pueblo Viejo and South Arturo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 63.9% share of Acacia and our 50% share of Zaldívar and Jabal Sayid.

2019 Guidance Analysis

Estimates of future production, cost of sales, and cash costs[1] presented in this MD&A are based on mine plans that reflect the expected method by which we will mine reserves at each site. Actual gold and copper production and associated costs may vary from these estimates due to a number of operational and non-operational risk factors (see the "Cautionary Statement on Forward-Looking Information" on page 18 of this MD&A for a description of certain risk factors that could cause actual results to differ materially from these estimates).

Production

We expect 2019 gold production to be in the range of 5.1 to 5.6 million ounces with production in the second half of the year to be slightly higher than the first half. As the merger between Barrick and Randgold was effective on January 1, 2019, gold production in 2019 is expected to be higher than 2018 as a result of inclusion of a full year of production from our 80% interest in Loulo-Gounkoto, our 45% interest in Kibali, our 89.7% interest in Tongon and our 40% interest in Morila. Offsetting the inclusion of these additional production sources, production from Barrick Nevada is

32 Barrick Gold Corporation | Financial Report 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS expected to be lower in 2019 relative to 2018 primarily due to the cessation of Cortez Hills open pit operations in the first half of 2019. Production at Pueblo Viejo and Turquoise Ridge in 2019 is expected to be in line with 2018 production levels. At Veladero, we expect 2019 production to be lower than 2018 production levels as a result of lower grades from the mine in 2019. In 2019, we expect to incur lower corporate administration expense. We will also continue to focus on reducing mining costs. Exploration and Project Expenses We expect to incur approximately $160 to $170 million of exploration and evaluation expenditures in 2019 with approximately 80 percent allocated to the Americas. Our exploration programs balance high-quality brownfield projects, greenfield exploration, and new discoveries that we believe may have the potential to become profitable mines. Exploration plans for North America in 2019 are heavily weighted to the Cortez District where deep drilling will continue to add resources, as well as test open mineralization, extensions, and concepts farther afield. Consolidation of the Goldrush and Fourmile geology models is a top priority and in progress. We anticipate that Fourmile and Goldrush will be integrated and developed as a single project. We expect to incur approximately $120 to $150 million of project expenses in 2019, compared to $217 million in 2018. In 2019, project expenses include the Pascua-Lama ongoing site costs, costs associated with our Donlin Gold Project and Norte Abierto (our joint venture with Goldcorp containing Cerro Casale and Caspiche) projects. Cost of Sales On a per ounce basis, cost of sales applicable to gold4, after removing the portion related to non-controlling interests, is expected to be in the range of $880 to $940 per ounce, higher than the prior year. The projected increase is mainly due to higher cash costs per ounce1 at Barrick Nevada. We are planning to mitigate those rising costs with a continued focus on lowering our other direct mining costs by improving operating efficiencies and lowering labor and contractor costs. Cash Costs per ounce1 Cash costs per ounce1 are expected to be in the range of $650 to $700, higher than the prior year due to increases at Barrick Nevada, offset by lower cash costs at Turquoise Ridge and the inclusion of lower cost production from Loulo-Gounkoto and Kibali. We expect Barrick Nevada to have higher cash costs per ounce1 than 2018 driven primarily by the cessation of the comparatively high-grade, low cost Cortez Hills open pit in the first half of 2019, which negatively impacts Barrick Nevada’s overall production, sales mix and open pit costs from the continuing lower grade Cortez operations. This is expected to be partly offset by an increase in bulk mining rates at both Goldstrike and Cortez Hills underground operations. We expect lower cash costs per ounce1 at Turquoise Ridge in 2019 compared to the prior year due to lower mining unit costs. The inclusion of lower cost production from Loulo-Gounkoto and Kibali as a result of the merger with Randgold and lower mining unit costs at Turquoise Ridge is expected to partially offset these impacts on Barrick’s consolidated cash costs per ounce1. General and Administrative Expenses In 2019, we expect corporate administration costs to be approximately $140 million, a decrease of $72 million compared to 2018. This reflects the impact of severance costs incurred in 2018 as a result of the decentralized operating model implementation in the second quarter of 2018, and the workforce reduction following the merger with Randgold. This is partially offset by integration costs in 2019. Finance Costs, Net Finance costs of $500 to $550 million primarily represent interest expense on long-term debt, non-cash interest expense relating to gold and silver streaming agreements, and accretion, net of finance income. We expect net finance costs in 2019 to be in line with 2018 finance costs of $545 million due in part to lower interest expense in 2019 following $0.7 billion of debt repayments in 2018. This is expected to be offset by an increase in interest expense as a result of implementing IFRS 16 Leases, which requires all leases with a few exceptions, to be accounted for as finance leases beginning on January 1, 2019. 2018 net finance costs included a $29 million net loss on the All-In Sustaining Costs per ounce1 All-in sustaining costs per ounce1 are expected to be in the range of $870 to $920 for gold, higher than the $806 per ounce in 2018, driven primarily by the higher expected cash costs per ounce1 as well as an increase in minesite sustaining capital expenditures on a per ounce basis. Barrick Gold Corporation | Financial Report 2018 33

MANAGEMENT'S DISCUSSION AND ANALYSIS

extinguishment of debt, and further debt repurchases could lead to additional losses on extinguishment that could cause an increase to forecasted 2019 finance costs.

Capital Expenditures

Total attributable capital expenditures for 2019 are expected to be in the range of $1,400 to $1,700 million. We continue to focus on the delivery of our project capital pipeline and we expect attributable project capital expenditures to be in the range of $300 to $400 million.

Approximately three quarters of our project capital expenditures in 2019 relates to building our next expected Tier One Gold Assets at Goldrush and Turquoise Ridge as well as the underground expansion and Crossroads project at Cortez. The remainder of project capital expenditure is associated with Zaldívar and Pascua-Lama.

Attributable minesite sustaining capital expenditures are expected to be in the range of $1,100 to $1,300 million compared to $946 million in 2018. The increase is primarily a result of the addition of the acquired Randgold sites with expected minesite sustaining expenditures in the range of $150 to $200 million as we expect minesite sustaining capital expenditures for all other sites to be in line with 2018 actuals.

Effective Income Tax Rate

At a gold price of $1,250/oz, our expected effective tax rate range for 2019 is between 40% to 50%. The rate is sensitive to relative sales in high versus low tax jurisdictions (i.e., sales mix), the proportion of income from our equity accounted investments and the level of non-tax affected costs in countries where we generate net losses.

Outlook Assumptions and Economic Sensitivity Analysis

	2019 Guidance assumption	Hypothetical change	Impact on revenue (millions)	Impact on cost of sales (millions)	Impact on all-in sustaining costs[1]
Gold revenue, net of royalties	$ 1,250/oz	+/- $ 100/oz	+/- $ 535	+/- $ 17	+/- $ 3/oz
Copper revenue, net of royalties	$ 2.75/lb	+/- $ 0.50/lb	+/- $ 201	+/- $ 18	+/- $ 0.04/lb

1. All-in sustaining costs is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see pages 67 to 82 of this MD&A.

Risks and Risk Management

Overview

The ability to deliver on our vision, strategic objectives and operating guidance depends on our ability to understand and appropriately respond to the uncertainties or "risks" we face that may prevent us from achieving our objectives. In order to achieve this we:

- Maintain a framework that permits us to manage risk effectively and in a manner that creates the greatest value;
- Integrate a process for managing risk into all our important decision-making processes so that we reduce the effect of uncertainty on achieving our objectives;
- Actively monitor key controls we rely on to achieve the Company's objectives so that they remain in place and are effective at all times; and
- Provide assurance to the executives and relevant Committees of the Board of Directors on the effectiveness of key control activities.

Board and Committee Oversight

We maintain strong risk oversight practices, with responsibilities outlined in the Board's and related committees' mandates. The Board's mandate makes clear its responsibility for reviewing and discussing with management the processes used to assess and manage risk, including the identification by management of the principal risks of the business, and the implementation of appropriate systems to deal with such risks.

The Audit & Risk Committee of the Board of Directors assists the Board in overseeing the Company's management of principal risks as well as the implementation of policies and standards for monitoring and modifying such risks, and monitoring and reviewing the Company's financial position and financial risk management programs generally. The Corporate Governance & Nominating Committee assists the Board in overseeing the Company's environmental, safety and health, corporate social responsibility, and human rights programs, policies and performance.

Management Oversight

In late 2018, the weekly Business Plan Review meetings transitioned to a weekly Executive Committee Review which is now the main forum for senior management to raise and discuss risks facing the operations and organization more broadly. At regularly scheduled meetings, the Board and the Audit & Risk Committee are provided with updates on issues identified by management at these weekly sessions.

34 Barrick Gold Corporation | Financial Report 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS Principal Risks The following subsections describe some of our key sources of uncertainty and most important risk modification activities. The risks described below are not the only ones facing Barrick. Our business is subject to inherent risks in financial, regulatory, strategic and operational areas. For a more comprehensive discussion of those inherent risks, see “Risk Factors” in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities. Also see the “Cautionary Statement on Forward-Looking Information” on page 18 of this MD&A. Improving free cash flow1 and costs Our ability to improve productivity, drive down operating costs and reduce working capital remains a focus in 2019 and is subject to several sources of uncertainty. This includes our ability to achieve and maintain industry-leading margins by improving the productivity and efficiency of our operations through automation. We also recognize that effective cybersecurity is of high importance to address the ongoing threat of cyberattacks and have acted to improve our cybersecurity posture. Key risk modification activities: n Formal project management protocols are established around these business transformation programs. The status of these projects is reviewed regularly to ensure the timely identification of key risk exposures that may affect their successful delivery; n Ongoing implementation of a digitization program to unlock the potential of digital mining including a cybersecurity strategy and program based on strong risk management principles; and n Business improvement initiatives established, and site owned to deliver the full potential of our mines and encompassing: n A standardized, performance-oriented measurement scorecard linking top operational and economic measures; n Technology enablers driven from site, targeting site specific requirements driving value to the business; and n Asset integrity program to improve availability of critical infrastructure. Financial position and liquidity Our liquidity profile, level of indebtedness and credit ratings are all factors in our ability to meet short-and long-term financial demands. Barrick’s outstanding debt balances impact liquidity through scheduled interest and principal repayments and the results of leverage ratio calculations, which could influence our investment grade credit ratings and ability to access capital markets. In addition, our ability to draw on our credit facility is subject to meeting its covenants. Our primary source of liquidity is our operating cash flow, which is dependent on the ability of our operations to deliver projected future cash flows. The ability of our operations to deliver projected future cash flows, as well as future changes in gold and copper market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity. Key risk modification activities: n Continued focus on generating positive free cash flow by improving the underlying cost structures of our operations in a sustainable manner; n Disciplined capital allocation criteria for all investments, to ensure a high degree of consistency and rigor is applied to all capital allocation decisions based on a comprehensive understanding of risk and reward; n Preparation of budgets and forecasts to understand the impact of different price scenarios on liquidity, and formulate appropriate strategies; n Reduced notional and lengthened average tenor of our outstanding debt through liability management activities; and n Other options available to the Company to enhance liquidity include drawing on our $3.0 billion undrawn credit facility, asset sales, joint ventures, or issuance of debt or equity securities. Social license to operate At Barrick, we are committed to building, operating, and closing our mines in a safe and responsible manner. To do this, we seek to build trust-based partnerships with host governments and local communities to drive shared long-term value while working to minimize the social and environmental impacts of our activities. Geopolitical risks such as resource nationalism and incidents of corruption are inherent for a company operating globally. Past environmental incidents in the extractive industry highlight the hazards (e.g., water management, tailings storage facilities, etc.) and the potential consequences to both the environment and community health and safety. Barrick also recognizes climate change as an area of risk requiring specific focus. Our ability to maintain compliance with regulatory and community obligations in order to protect the environment and our host communities alike remains one of our top priorities. Barrick Gold Corporation | Financial Report 2018 35

MANAGEMENT’S DISCUSSION AND ANALYSIS Key risk modification activities: n Our Corporate Governance & Nominating Committee assists the Board in overseeing the Company’s environmental, safety and health, corporate social responsibility, and human rights programs, policies and performance; n Our commitment to responsible mining is supported by a robust governance framework, setting out the Company’s expectations of our people, suppliers, and contractors in the conduct of their daily work; n At the core of this framework is the Code of Business Conduct and Ethics and Barrick’s management systems, programs, and policies. These provide a common standard by which all sites are expected to operate – from community, health, environmental, safety, security, human rights, and ethical perspectives; n We take a partnership approach with our home and host governments. This means we work to balance our own interests and priorities with those of our government partners, working to ensure that everyone derives real value from our operations; n We open our social and environmental performance to third-party scrutiny, including through the ISO 14001 re-certification process, International Cyanide Management Code audits, and annual human rights impact assessments; and n We continually review and update our closure plans and cost estimates to plan for environmentally responsible closure and monitoring of operations. Key risk modification activities: n Focus on responsible mineral resource management, continuously improve ore body knowledge, and add to and upgrade reserves and resources; n Grow and invest in a portfolio of Tier One Gold Assets, Tier Two Gold Assets and Strategic Assets with an emphasis on organic growth; and n Invest in exploration across extensive land positions in many of the world’s most prolific gold districts. Market Overview The market prices of gold, and, to a lesser extent, copper are the primary drivers of our profitability and our ability to generate free cash flow for our shareholders. Gold The price of gold is subject to volatile price movements over short periods of time and is affected by numerous industry and macroeconomic factors. During 2018, the gold price ranged from $1,160 per ounce to $1,366 per ounce. The average market price for the year of $1,268 per ounce represented an increase of 1% versus 2017. AVERAGE MONTHLY SPOT GOLD PRICES (dollars per ounce) 1,400 1,300 Resources and reserves and production outlook Like any mining company, we face the risk that we are unable to discover or acquire new resources or that we do not convert resources into production. As we move into 2019 and beyond, our overriding objective of growing free cash flow per share is underpinned by a strong pipeline of organic projects and minesite expansion opportunities in our core regions. Uncertainty related to these and other opportunities exists (potentially both favorable and unfavorable) due to the speculative nature of mineral exploration and development as well as the potential for increased costs, delays, suspensions and technical challenges associated with the construction of capital projects. 1,200 1,100 1,000 2014 2015 2016 2017 2018 The price of gold generally fell over the course of mid-2018 before rising in the fourth quarter, experiencing its low in August and ending the year above the annual average. In the middle of the year, the gold price was negatively impacted by US dollar strength, rising US dollar interest rates, strong equity markets that reached record highs, and weakness in Chinese and Indian currencies. In the fourth quarter, the gold price was positively impacted by a downturn in equity markets coupled with an increase in volatility, and a reduction in US interest rates. Barrick Gold Corporation | Financial Report 2018 36

MANAGEMENT’S DISCUSSION AND ANALYSIS Copper During 2018, London Metal Exchange (“LME”) copper prices traded in a range of $2.62 to $3.33 per pound, averaged $2.96 per pound, and closed the year at $2.71 per pound. Copper prices are significantly influenced by physical demand from emerging markets, especially China. The price of copper traded up to four-year highs in June 2018, benefiting from strong global economic data, increases in the prices of other base metals, and concerns over potential supply disruptions from labor actions. Copper prices subsequently fell to the lows of the year due to a strengthening US dollar, a weakening Chinese yuan, and concerns over global trade due to tariff actions. A dearth of new projects scheduled to enter production in the coming years could positively impact prices should physical demand continue to grow. Currency Exchange Rates The results of our mining operations outside of the United States are affected by US dollar exchange rates. Although we have made dispositions, we continue to have exposure to the Australian and Canadian dollars through a combination of mine operating and corporate administration costs, as well as exposure to the Argentine peso through operating costs at our Veladero mine, and peso denominated VAT receivable balances. In addition, we have exposure to the Chilean peso, Papua New Guinea kina, Peruvian sol, Zambian kwacha, Tanzanian shilling, Dominican peso, Communautè Financière Africaine franc, Euro, South African rand, and British pound through mine operating and capital costs. Fluctuations in the US dollar increase the volatility of our costs reported in US dollars, subject to positions put in place through our currency hedging program. In 2018, the Australian dollar traded in a range of $0.70 to $0.81 against the US dollar, while the US dollar against the Canadian dollar and Argentine peso ranged from $1.22 to $1.37 and ARS 17.41 to ARS 41.58, respectively. During the year, the US dollar traded strongly and Treasury yields increased. Along with inflation pressures in Argentina and concerns by foreign investors about the country’s level of debt, this led to a continued weakening of the Argentine peso during the year. During 2018, we did not have any currency hedge positions, and are unhedged against foreign exchange exposures as at December 31, 2018 beyond spot requirements. AVERAGE MONTHLY SPOT COPPER PRICES (dollars per pound) 3.5 3.0 2.5 Fuel For 2018, the price of West Texas Intermediate (“WTI”) crude oil traded in a wide range between $42 and $77 per barrel, with an average market price of $65 per barrel, and closed the year at $45 per barrel. During 2018, the price of crude oil rose to its highest levels since 2014 in early October before falling significantly over the remainder of the fourth quarter, reaching year-to-date lows in late December due to global economic concerns, financial market volatility, a strong US dollar, and increased US crude oil supply. 2.0 2014 2015 2016 2017 2018 We have provisionally priced copper sales for which final price determination versus the relevant copper index is outstanding at the balance sheet date. As at December 31, 2018, we recorded 51 million pounds of copper sales subject to final settlement at an average provisional price of $2.71 per pound. The impact to net income before taxation of a 10% movement in the market price of copper would be approximately $14 million, holding all other variables constant. In 2018, we recorded hedge gains in earnings of $10 million relating to our option collar strategies (2017: $4 million loss and 2016: $nil). There are no copper collars remaining as at December 31, 2018. Barrick Gold Corporation | Financial Report 2018 37

MANAGEMENT’S DISCUSSION AND ANALYSIS AVERAGE MONTHLY SPOT CRUDE OIL PRICE (WTI) (dollars per barrel) US Dollar Interest Rates Beginning in 2008, in response to the contraction of global credit markets and in an effort to spur economic activity and avoid potential deflation, the US Federal Reserve reduced the range for its benchmark rate to between 0% and 0.25%. The benchmark was kept at this level until December 2015, when the range was increased by 25 basis points. The range was raised by an additional 25 basis points in December 2016, 75 basis points over the course of 2017, and 100 basis points over the course of 2018. Further changes to short-term rates in 2019 are expected to be dependent on economic data as the US benchmark rate has gotten closer to an assumed neutral level. At present, our interest rate exposure mainly relates to interest receipts on our cash balances ($1.6 billion at December 31, 2018); the mark-to-market value of derivative instruments; the fair value of and ongoing payments under US dollar interest-rate swaps; the carrying value of certain long-lived assets and liabilities; and the interest payments on our variable-rate debt ($0.1 billion at December 31, 2018). Currently, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in interest rates, because the majority of debt was issued at fixed interest rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments. Changes in interest rates affect the accretion expense recorded on our provision for environmental rehabilitation and therefore would affect our net earnings. $120 $100 $80 $60 $40 $20 2014 2015 2016 2017 2018 In 2018, we recorded hedge losses in earnings of $4 million on our fuel hedge positions (2017: $32 million loss and 2016: $47 million loss). A significant portion of these losses has already been recorded in the consolidated statements of income as an unrealized loss on non-hedge derivatives. Beginning in January 2015, upon early adoption of IFRS 9, Barrick’s fuel hedges qualified for hedge accounting and unrealized gains and losses began being recorded in Other Comprehensive Income. Barrick Gold Corporation | Financial Report 2018 38

MANAGEMENT'S DISCUSSION AND ANALYSIS

Review of Annual Financial Results

Revenue

($ millions, except per ounce/pound data in dollars) For the years ended December 31	2018	2017	2016
Gold			
000s oz sold[1]	4,544	5,302	5,503
000s oz produced[1]	4,527	5,323	5,517
Market price[2]	$ 1,268	$ 1,257	$ 1,251
Realized price[2,3]	1,267	1,258	1,248
Revenue	$ 6,600	$ 7,631	$ 7,908
Copper			
millions lbs sold[1]	382	405	405
millions lbs produced[1]	383	413	415
Market price[2]	$ 2.96	$ 2.80	$ 2.21
Realized price[2,3]	2.88	2.95	2.29
Revenue	512	608	466
Other sales	131	135	184
Total revenue	$ 7,243	$ 8,374	$ 8,558

1. Includes our equity share of gold ounces from Acacia and Pueblo Viejo and copper pounds from Zaldívar and Jabal Sayid.
2. Per ounce/pound weighted average.
3. Realized price is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 67 to 82 of this MD&A.

In 2018, gold revenues were down 14% compared to the prior year primarily due to a decrease in gold sales volume, partially offset by higher realized gold prices[1]. The average realized gold price[1] for 2018 was up $9 per ounce compared to the prior year reflecting the higher market gold prices in 2018, which averaged $11 per ounce higher than 2017.

In 2018, gold production was 796 thousand ounces or 15% lower than the prior year. Excluding the impact of the 50% divestment of the Veladero mine on June 30, 2017, gold production decreased by 13% or 685 thousand ounces compared to the prior year, mainly due to lower grades and recoveries across most operations as per previous guidance, lower throughput at Acacia as a result of reduced operations at Bulyanhulu, and lower tonnage processed at Lagunas Norte.

GOLD PRODUCTION VARIANCE (thousands of ounces)
Year ended December 31, 2018


2017
5,323
Barrick Nevada
212
Acacia (63.9%)
157
Veladero (50%)
154
Lagunas Norte
142
Other Mines
119
Pueblo Viejo (60%)
69
Turquoise Ridge
57
2018
4,527

Copper revenues for 2018 were down 16% compared to the prior year due to lower copper sales volume, combined with lower realized copper prices[1]. In 2018, the realized copper price[1] was down $0.07 per pound compared to 2017, while the market copper price increased by $0.16 compared to the prior year. The realized copper price[1] was lower than the market copper price as a result of the impact of negative provisional pricing adjustments recorded in the first quarter of 2018.

Copper production for 2018 was 30 million pounds lower than the prior year. The decrease is mainly a result of lower production at Lumwana of 32 million pounds or 13% compared to the prior year, primarily due to mill shutdowns, crusher availability issues, and lower head grade and recoveries. This was combined with lower production at Zaldívar of 10 million pounds or 9% compared to the prior year, attributed to lower throughput, which was partially mitigated by higher grades and recoveries. This was partially offset by an increase in production at Jabal Sayid of 12 million pounds or 28% compared to the prior year, due to higher mined grade and throughput as the site was still ramping up in the prior year.

Barrick Gold Corporation | Financial Report 2018 39

MANAGEMENT'S DISCUSSION AND ANALYSIS

Production Costs

($ millions, except per ounce/pound data in dollars) For the years ended December 31	2018	2017	2016
Gold			
Direct mining costs	$ 3,130	$ 3,063	$ 3,215
Depreciation	1,253	1,529	1,504
Royalty expense	196	206	224
Community relations	42	38	37
Cost of sales	$ 4,621	$ 4,836	$ 4,980
Cost of sales (per oz)[1]	892	794	798
Cash costs[2,3]	588	526	546
All-in sustaining costs[2,3]	806	750	730
Copper			
Direct mining costs	$ 344	$ 274	$ 228
Depreciation	170	83	45
Royalty expense	39	38	41
Community relations	5	4	5
Cost of sales	$ 558	$ 399	$ 319
Cost of sales (per lb)[1]	2.40	1.77	1.41
C1 cash costs[2,3]	1.97	1.66	1.49
All-in sustaining costs[2,3]	$ 2.82	$ 2.34	$ 2.05

1. Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Acacia and 40% South Arturo from cost of sales), divided by attributable gold ounces sold. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds sold (including our proportionate share of copper pounds sold from our equity method investments).
2. Per ounce/pound weighted average.
3. Cash costs, all-in sustaining costs and C1 cash costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 67 to 82 of this MD&A.

In 2018, cost of sales applicable to gold was 4% lower than the prior year primarily due to a decrease in sales volume driving lower depreciation costs and royalty expenses, and the divestment of 50% of the Veladero mine on June 30, 2017. This was partially offset by an inventory impairment of $166 million at Lagunas Norte. On a per ounce basis, cost of sales applicable to gold[4] after removing the portion related to non-controlling interests, was 12% higher than the prior year primarily due to the impact of lower grades and recoveries across most operations as per previous guidance, combined with higher direct mining costs. The increase in direct mining costs was mainly due to higher energy prices and consumption.

In 2018, gold all-in sustaining costs[1] were up $56 per ounce or 7% compared to the prior year primarily due to higher cost of sales, excluding the Lagunas Norte inventory impairment, and minesite sustaining capital expenditures on a per ounce basis.

In 2018, cost of sales applicable to copper was 40% higher than the prior year. The increase in direct mining costs is mainly attributed to higher maintenance costs due to mill shutdowns and crusher availability issues, higher energy consumption to truck ore to the crusher and tire costs due to road conditions at Lumwana. Depreciation expense was higher mainly as a result of the impairment reversal recorded in the fourth quarter of 2017 relating to Lumwana, resulting in higher non-current asset values to depreciate compared to the prior year. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted for and therefore we do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper[4], after including our proportionate share of cost of sales at our equity method investees, increased by 36% compared to the prior year primarily due to the impact of lower sales volume at Lumwana and Zaldívar, higher direct mining costs and depreciation expense at Lumwana as discussed above, and lower capitalized stripping as phase 6B was completed in the prior year at Zaldívar. This was slightly offset by the impact of higher sales volume at Jabal Sayid.

Copper all-in sustaining costs[1], which have been adjusted to include our proportionate share of equity method investments, were 21% higher than the prior year primarily reflecting the higher cost of sales applicable to copper combined with higher minesite sustaining capital expenditures at Lumwana and Zaldívar.

40 Barrick Gold Corporation | Financial Report 2018

MANAGEMENT'S DISCUSSION AND ANALYSIS

Capital Expenditures[1]

($ millions) For the years ended December 31	2018	2017	2016
Minesite sustaining[2]	$ 975	$ 1,109	$ 944
Project capital expenditures[3,4]	459	273	175
Capitalized interest	9	–	–
Total consolidated capital expenditures	$ 1,443	$ 1,382	$ 1,119
Attributable capital expenditures[5]	$ 1,413	$ 1,364	$ 1,053

1. These amounts are presented on a 100% accrued basis, except for attributable consolidated capital expenditures.
2. Includes both minesite sustaining and mine development.
3. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
4. Includes both minesite expansion and projects.
5. These amounts are presented on the same basis as our guidance, which include our 60% share of Pueblo Viejo and South Arturo, our 63.9% share of Acacia and our 50% share of Zaldívar and Jabal Sayid.

In 2018, total consolidated capital expenditures increased by 4% compared to the prior year primarily due to an increase in project capital expenditures, partially offset by a decrease in minesite sustaining capital expenditures.

Project capital expenditures increased by 68% primarily as a result of increased spending at Crossroads, the Cortez Range Front declines, Goldrush, and the Deep South Expansion at Barrick Nevada and construction of the third shaft at Turquoise Ridge. As at December 31, 2018, we have spent $37 million (including $4 million in the fourth quarter of 2018) out of a total estimated capital cost of $1.0 billion on Goldrush, $33 million (including $2 million in the fourth quarter of 2018) out of a total estimated capital cost of $106 million on the Deep South Expansion, and $62 million (including $3 million in the fourth quarter of 2018) out of an estimated capital cost of $300–$325 million (100% basis) on the construction of the third shaft at Turquoise Ridge. Capitalized interest for the year relates to the Cortez Range Front declines.

Minesite sustaining capital expenditures decreased by 12% mainly due to the completion of several initiatives occurring in the prior year, including the Goldstrike underground cooling and ventilation project; digitization initiatives; the autoclave thiosulfate water treatment plant conversion at the Goldstrike autoclaves; the optimization of development sequencing at Turquoise Ridge; and the construction of phases 4B and 5B of the leach pad expansion at Veladero.

General and Administrative Expenses

($ millions) For the years ended December 31	2018	2017	2016
Corporate administration[1]	$ 212	$ 201	$ 159
Stock-based compensation[2]	27	26	42
Acacia	26	21	55
General & administrative expenses	$ 265	$ 248	$ 256

1. For the year ended December 31, 2018, corporate administration costs include approximately $63 million of severance costs (2017: $3 million; 2016: $9 million).
2. Based on US$13.54 share price as at December 31, 2018 (2017: US$14.47; 2016: US$15.98) and excludes Acacia.

General and administrative expenses were $17 million higher than the prior year mainly due to higher severance costs as a result of the implementation of a number of organizational reductions, including the decentralized operating model in the second and third quarter of 2018 and the workforce reduction resulting from the merger with Randgold, partially offset by lower corporate administration expenses resulting from these reductions.

Exploration, Evaluation and Project Costs

($ millions) For the years ended December 31	2018	2017	2016
Global exploration and evaluation	$ 121	$ 126	$ 88
Advanced project costs:			
Pascua-Lama	77	122	59
Other	36	14	17
Corporate development	60	13	14
Business improvement and innovation	44	32	15
Global exploration and evaluation and project expense	$ 338	$ 307	$ 193
Minesite exploration and evaluation	45	47	44
Total exploration, evaluation and project expenses	$ 383	$ 354	$ 237

Barrick Gold Corporation | Financial Report 2018 41

MANAGEMENT'S DISCUSSION AND ANALYSIS

Exploration, evaluation and project costs for 2018 increased by $29 million compared to the prior year. The increase is primarily due to higher corporate development costs of $47 million primarily as a result of $37 million in transaction costs related to the merger with Randgold, and an increase in other advanced project costs of $22 million mainly attributed to the Pueblo Viejo plant expansion. This was partially offset by a decrease in advanced project costs at Pascua-Lama of $45 million.

Finance Costs, Net

($ millions) For the years ended December 31	2018	2017	2016
Interest expense[1]	$ 452	$ 511	$ 591
Accretion	87	67	50
Loss on debt extinguishment	29	127	129
Other finance costs	1	–	18
Interest capitalized	(9)	–	–
Finance income	(15)	(14)	(13)
Finance costs, net	$ 545	$ 691	$ 775

1. For the year ended December 31, 2018, interest expense includes approximately $98 million of non-cash interest expense relating to the gold and silver streaming agreements with Wheaton Precious Metals Corp. and Royal Gold, Inc. (2017: $101 million; 2016: $100 million).

In 2018, net finance costs were $146 million lower than the prior year primarily due to a $98 million reduction in debt extinguishment costs and lower interest expense of $59 million, both attributed to debt reductions we made in 2018 and 2017, although a larger amount was repaid in the prior year. The loss on debt extinguishment in 2018 relates to the make-whole repurchase in July 2018 of the remaining $629 million of principal on the 4.40% notes due 2021. For 2017, the loss on debt extinguishment relates primarily to the make-whole repurchase of the remaining $279 million of principal on the 6.95% notes due 2019 and the make-whole repurchase of the remaining $731 million of principal on the 4.10% notes due 2023.

Additional Significant Statement of Income Items

($ millions) For the years ended December 31	2018	2017	2016
Impairment charges (reversals)	$ 900	$ (212)	$ (250)
Loss on currency translation	$ 136	$ 72	$ 199
Other expense/(income)	$ 90	$ (799)	$ 60

Impairment Charges (Reversals)

For the years ended December 31	2018	2017	2016
($ millions)	Post-tax (our share)	Post-tax (our share)	Post-tax (our share)
Asset impairments (reversals)			
Lagunas Norte	$ 405	$ 2	$ (20)
Veladero	160	–	(179)
Equity method investments	30	–	49
Acacia exploration sites	17	–	–
Barrick Nevada	11	–	–
Pascua-Lama	(7)	407	1
Cerro Casale	–	(518)	–
Bulyanhulu	–	350	–
Lumwana	–	(259)	–
Golden Sunlight	–	2	–
Exploration sites	–	8	–
Other	29	1	3
Total asset impairment charges (reversals)	$ 645	$ (7)	$ (146)
Goodwill			
Veladero	$ 154	$ –	$ –
Total goodwill impairment charges	$ 154	$ –	$ –
Tax effects and NCI	101	(205)	(104)
Total impairment charges (reversals) (100%)	$ 900	$ (212)	$ (250)

In 2018, we recognized $645 million (net of tax and non-controlling interests) of net impairments for non-current assets mainly at Lagunas Norte as the project to treat refractory sulphide ore does not meet our investment criteria. In addition, we recognized impairments of $160 million (net of tax) of non-current assets and $154 million of goodwill at Veladero, reflecting an increase in the cost structure related to increasing government imposts coupled with higher energy costs. This compares to non-current asset impairment reversals of $7 million (net of tax and non-controlling interests) in the prior year primarily as a result of impairment reversals at the Cerro Casale project upon reclassification of the project's net assets as held-for-sale as at March 31, 2017, combined with impairment reversals at Lumwana due to an increase in reserves. These were largely offset by an impairment taken at Acacia's Bulyanhulu mine related to the continued challenges experienced in the operating environment in Tanzania and net impairments taken at Pascua-Lama, mainly attributable to the reclassification of open-pit reserves to resources after receiving a closure order from the Chilean regulators. Refer to note 21 to the Financial Statements for a full description of impairment charges, including pre-tax amounts and sensitivity analysis.

42 Barrick Gold Corporation | Financial Report 2018

MANAGEMENT'S DISCUSSION AND ANALYSIS

Loss on Currency Translation

Loss on currency translation for 2018 increased by $64 million compared to the prior year primarily due an increase in unrealized foreign currency translation losses related to the Argentine peso, which depreciated significantly in the current year period, and devalued our peso denominated VAT receivable balances. During the year, the US dollar traded strongly and Treasury yields increased. Along with inflation pressures in Argentina and concerns by foreign investors about the country's level of debt, this led to a continued weakening of the Argentine peso during the year.

Other Expense (Income)

Other expense was $90 million in 2018 compared to income of $799 million in the prior year. In 2018, we recognized $68 million of litigation fees, which primarily consists of legal fees at Acacia, and the settlement of a dispute regarding a historical supplier contract acquired as part of the Equinox acquisition in 2011; $51 million of write-offs, which relates primarily to the write-off of a Western Australia long-term stamp duty receivable; and $13 million related to an insurance payment to our Porgera JV. This was partially offset by a $45 million gain on the sale of a non-core royalty asset at Acacia, and $24 million of insurance proceeds received at Kalgoorlie. In 2017, we recorded gains of $718 million connected to the sale of a 50% interest in the Veladero mine and $193 million related to the sale of a 25% interest in the Cerro Casale project. For a further breakdown of other expense (income), refer to note 9 to the Financial Statements.

Income Tax Expense

Income tax expense was $1,198 million in 2018. The underlying effective tax rate for ordinary income in 2018 was 52% after adjusting for the impact of the de-recognition of deferred tax assets; the net impact of foreign currency translation losses on deferred tax balances; the impact of impairment charges (reversals); the impact of debt extinguishment costs; the impact of asset sales and non-hedge derivatives; the impact of non-deductible foreign exchange losses; the credit impact of the United States adjustment to the one-time toll charge; the impact of the Dominican Republic tax audit; the credit impact of US withholding taxes; and the impact of other expense adjustments. The unadjusted tax rate for income in 2018 was 505% of the loss before income taxes.

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities to reflect changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes of any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods.

Reconciliation to Canadian Statutory Rate

($ millions) For the years ended December 31	2018	2017
At 26.5% statutory rate	$ (63)	$ 728
Increase (decrease) due to:		
Allowances and special tax deductions[1]	(59)	(96)
Impact of foreign tax rates[2]	(4)	215
Expenses not tax deductible	74	24
Non-taxable gains on sales of long-lived assets	–	(241)
Impairment charges not recognized in deferred tax assets	168	66
Goodwill impairment charges not tax deductible	54	–
Net currency translation losses on deferred tax balances	41	10
Tax impact of profits from equity accounted investments	(15)	(7)
Current year tax losses not recognized in deferred tax assets	100	21
United States tax reform	–	(203)
De-recognition of deferred tax assets	814	–
United States adjustment to one-time toll charge	(49)	–
Adjustments in respect of prior years	3	(6)
Increase to income tax related contingent liabilities	–	172
Dominican Republic tax audit	42	–
United States withholding taxes	(107)	252
Other withholding taxes	14	18
Mining taxes	184	266
Other items	1	12
Income tax expense	$ 1,198	$ 1,231

1. We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.
2. We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate.

The more significant items impacting income tax expense in 2018 and 2017 include the following:

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentine deferred tax liabilities. In 2018 and 2017, tax expense of $41 million and $10 million, respectively, primarily arose from translation losses due to the weakening of the Argentine peso against the US dollar. These translation losses are included within deferred tax expense (recovery).

Barrick Gold Corporation | Financial Report 2018 43

MANAGEMENT’S DISCUSSION AND ANALYSIS De-recognition of Deferred Tax Assets In fourth quarter of 2018, we recorded a deferred tax expense of $673 million related to de-recognition of the deferred tax asset in Canada, and a deferred tax expense of $141 million related to de-recognition of the deferred tax asset in Peru. The de-recognition of the deferred tax asset in Canada follows the merger with Randgold and management’s focus on growing the business globally, particularly on Tier One Gold Assets outside of Canada. This required us to re-assess the level of repatriated earnings expected in Canada, and Canadian income thereon to support the deferred tax asset. The de-recognition of the deferred tax asset does not constrain our ability to use Canadian carry forward tax losses against future income in Canada; however, we do not currently expect to be able to use these losses in the foreseeable future as a result of the change in strategy in the fourth quarter. The de-recognition of the deferred tax asset in Peru follows management’s review of expected future earnings and the associated impairment of inventory at Lagunas Norte and is driven by a fourth quarter change in our expected approach to financing future reclamation activities in Peru. Based on these reviews in Canada and Peru it was determined that the realizability of these deferred tax assets was no longer probable. Dominican Republic Tax Audit In the first quarter of 2018, current tax expense of $5 million and deferred tax expense of $37 million were recorded, resulting from a tax audit of Pueblo Viejo in the Dominican Republic. The deferred tax expense relates to additional tax deductions included in the audit that reduced deferred tax assets but did not reduce tax expense due to the application of annual minimum tax in certain taxation years. United States Withholding Taxes Prior to the fourth quarter 2017, we had not previously recorded withholding tax related to the undistributed earnings of our United States subsidiaries because our intention was to reinvest our current and future undistributed earnings of our United States subsidiaries indefinitely. During the fourth quarter of 2017, we reassessed our intentions regarding those undistributed earnings. As a result of our reassessment, we concluded that it was no longer our intent to indefinitely reinvest our current and future undistributed earnings of our United States subsidiaries, and therefore in the fourth quarter of 2017, we recognized an increase in our income tax provision in the amount of $252 million, representing withholding tax on the undistributed United States earnings. Accordingly, $150 million was recorded in the tax charge for the year, and $102 million was recorded as deferred tax expense. Of the $150 million, $122 million has been recorded in other non-current liabilities (see note 29) and $28 million of withholding tax was paid in 2018. In the fourth quarter of 2018, primarily due to restructuring associated with the merger with Randgold, we concluded that going forward, we would reinvest our future undistributed earnings of our United States subsidiaries indefinitely. As a result of our reassessment, we recorded a deferred tax recovery of $107 million. United States Tax Reform On December 22, 2017, Tax Reform was enacted in the United States. The significant changes include: (i) a reduction from 35% to 21% in the corporate income tax rate effective January 1, 2018, which resulted in a deferred tax recovery of $343 million on our net deferred tax liability in the US, (ii) a repeal of the corporate alternative minimum tax (“AMT”) effective January 1, 2018, (iii) the mandatory repatriation of earnings and profits of specified foreign corporations effective December 31, 2017, which resulted in an estimated one-time 2017 toll charge of $228 million, offset by (iv) the recognition of our previously unrecognized deferred tax asset on AMT credits in the amount of $88 million. In the third quarter of 2018, during the process of completing the 2017 United States income tax returns, the calculation of the one-time 2017 toll charge was finalized and revised, resulting in a decrease of $49 million to the one-time toll charge, with a corresponding reduction to current income tax expense. Proposed Framework for Acacia Operations in Tanzania and the Increase to Income Tax Related Contingent Liabilities in Tanzania The terms of the Proposed Framework for Acacia Mining Operations in Tanzania were announced on October 19, 2017. The Proposed Framework indicates that in support of ongoing efforts to resolve outstanding tax claims, Acacia would make a payment of $300 million to the government of Tanzania, on terms to be settled by a working group. A tax provision of $128 million had been recorded prior to December 31, 2016 in respect of tax disputes related to Acacia. Of this amount, $70 million was recorded in 2016. In the third quarter of 2017, an additional amount of $172 million was recorded as current tax expense. See note 36 for further information with respect to these matters. Barrick Gold Corporation | Financial Report 2018 44

MANAGEMENT'S DISCUSSION AND ANALYSIS

Financial Condition Review

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts) As at December 31	2018	2017	2016
Total cash and equivalents	$ 1,571	$ 2,234	$ 2,389
Current assets	2,407	2,450	2,485
Non-current assets	18,653	20,624	20,390
Total Assets	$ 22,631	$ 25,308	$ 25,264
Current liabilities excluding short-term debt	$ 1,625	$ 1,688	$ 1,676
Non-current liabilities excluding long-term debt[1]	5,883	6,130	5,344
Debt (current and long-term)	5,738	6,423	7,931
Total Liabilities	$ 13,246	$ 14,241	$ 14,951
Total shareholders' equity	$ 7,593	$ 9,286	$ 7,935
Non-controlling interests	1,792	1,781	2,378
Total Equity	$ 9,385	$ 11,067	$ 10,313
Total common shares outstanding (millions of shares)[2]	1,168	1,167	1,166
Key Financial Ratios:			
Current ratio[3]	2.38:1	2.68:1	2.68:1
Debt-to-equity[4]	0.61:1	0.58:1	0.77:1

1. Non-current financial liabilities as at December 31, 2018 were $6,201 million (2017: $6,844 million; 2016: $8,002 million).
2. Total common shares outstanding do not include 0.8 million stock options.
3. Represents current assets (excluding assets held-for-sale) divided by current liabilities (including short-term debt and excluding liabilities held-for-sale) as at December 31, 2018, December 31, 2017 and December 31, 2016.
4. Represents debt divided by total shareholders' equity (including minority interest) as at December 31, 2018, December 31, 2017, and December 31,2016.

Balance Sheet Review

Total assets were $22.6 billion at December 31, 2018, approximately $2.7 billion lower than at December 31, 2017, primarily reflecting a decrease in property, plant and equipment mainly due to the asset impairments of Lagunas Norte and Veladero. This was further impacted by a decrease in deferred income tax assets as a result of the de-recognition of our Canadian and Peruvian deferred tax assets, combined with a lower cash balance as a result of the debt repayment made in July 2018. Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and our history of growth through acquisitions. Other significant assets include production inventories, indirect taxes recoverable and receivable, concentrate sales receivables, other government transaction and joint venture related receivables, and cash and equivalents.

Total liabilities at December 31, 2018 were $13.2 billion, approximately $1.0 billion lower than at December 31, 2017, mainly reflecting the $0.6 billion debt repayment made during the third quarter and a reduction in our provision for environmental rehabilitation, which was primarily due to an increase in the discount rate. Our liabilities are primarily comprised of debt, other non-current liabilities such as provisions and deferred income tax liabilities, and accounts payable.

Shareholders' Equity

As at February 5, 2019	Number of shares
Common shares	1,751,981,799
Stock options	741,253

As a result of the January 1, 2019 merger with Randgold, 583,669,178 Barrick common shares were issued to the former Randgold shareholders.

Financial Position and Liquidity

Total cash and cash equivalents as at December 31, 2018 were $1.6 billion[3]. As discussed on page 29, on January 1, 2019, we completed the merger with Randgold. As at December 31, 2018, Randgold had $0.7 billion of cash and cash equivalents, which would bring the cash position of the combined company to $2.3 billion from January 1, 2019. Our capital structure comprises a mix of debt and shareholders' equity. As at December 31, 2018, our total

Barrick Gold Corporation | Financial Report 2018 45

MANAGEMENT'S DISCUSSION AND ANALYSIS

debt was $5.7 billion (debt net of cash and equivalents was $4.2 billion) and our debt-to-equity ratio was 0.61:1. This compares to debt as at December 31, 2017 of $6.4 billion (debt net of cash and equivalents was $4.2 billion), and a debt-to-equity ratio of 0.58:1. As at December 31, 2018, Randgold had no debt outstanding.

On July 17, 2018, we completed a make-whole repurchase of the outstanding $629 million of principal of the 4.40% notes due 2021.

On September 24, 2018 we entered into a mutual investment agreement to purchase up to $300 million of shares in Shandong Gold Mining Co., Ltd. To date, we have purchased approximately $120 million of shares of Shandong Gold Mining Co., Ltd.

We currently have less than $50 million[2] in debt due before 2020, and approximately $5 billion of our outstanding debt matures after 2032. In November 2018, we amended the credit and guarantee agreement (the "Credit Facility") with certain lenders, reducing the size of the facility from $4.0 billion to $3.0 billion or the equivalent amount in Canadian dollars. The Credit Facility currently has an interest rate of London Interbank Offered Rate ("LIBOR") plus 1.25% on drawn amounts, and a commitment rate of 0.175% on undrawn amounts. The termination date was extended from January 2023 to January 2024.

In 2019, we have capital commitments of $69 million and expect to incur attributable sustaining and project capital expenditures of approximately $1,400 – $1,700 million in 2019 based on our guidance range on page 31. In 2019, we have $333 million in interest payments and other amounts as detailed in the table on page 63. As at December 31, 2018, Barrick and Randgold had dividends declared and unpaid of $82 million and $254 million, respectively, which were settled in January. Barrick has targeted a quarterly dividend of $0.04 per share, commencing with the dividend we anticipate declaring in April 2019 in respect of the first quarter of 2019. In addition, we have contractual obligations and commitments of $517 million in purchase obligations for supplies and consumables and $3 million in derivative liabilities which will form part of operating costs, excluding those of Randgold. Updated commitments, including those of the acquired Randgold sites, will be provided in the first quarter of 2019. We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as existing cash balances.

Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market prices of gold and, to a lesser extent, copper are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio optimization and the creation of new joint ventures and partnerships; issuance of debt or equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership; and drawing the $3.0 billion available under our undrawn credit facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing).

Many factors, including but not limited to general market conditions and then prevailing metals prices, could impact our ability to issue securities on acceptable terms, as could our credit ratings. In March 2018, Moody's and S&P each upgraded their ratings on our long-term debt, from Baa3 to Baa2 and from BBB- to BBB, respectively. Moody's and S&P have each referred to Barrick's acquisition of Randgold as credit positive. If we were to borrow under our credit facility, the applicable interest rate on the amounts borrowed would be based, in part, on our credit ratings at the time. The key financial covenant in our undrawn credit facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick's net debt to total capitalization ratio was 0.31:1 as at December 31, 2018 (0.27:1 as at December 31, 2017).

Summary of Cash Inflow (Outflow)

($ millions) For the years ended December 31	2018	2017
Net cash provided by operating activities	$ 1,765	$ 2,065
Investing activities		
Capital expenditures	$ (1,400)	$ (1,396)
Divestitures	–	990
Other	(94)	69
Total investing inflows/(outflows)	$ (1,494)	$ (337)
Financing activities		
Net change in debt[1]	$ (687)	$ (1,533)
Dividends[2]	(125)	(125)
Other	(113)	(228)
Total financing inflows/(outflows)	$ (925)	$ (1,886)
Effect of exchange rate	(9)	3
Increase/(decrease) in cash and equivalents	$ (663)	$ (155)

1. The difference between the net change in debt on a cash basis and the net change on the balance sheet is due to changes in non-cash charges, specifically the unwinding of discounts and amortization of debt issue costs.
2. In 2018, we declared dividends in US dollars totaling $0.19 per share and paid $0.12 per share (2017: declared and paid $0.12 per share; 2016: declared and paid $0.08 per share).

46 Barrick Gold Corporation | Financial Report 2018

MANAGEMENT'S DISCUSSION AND ANALYSIS

In 2018, we generated $1,765 million in operating cash flow, compared to $2,065 million in the prior year. The decrease of $300 million was due to lower gold sales as a result of lower grade and recoveries across most operations as disclosed in previous guidance, combined with higher direct mining costs and the divestment of 50% of the Veladero mine on June 30, 2017. This was further impacted by lower throughput at Acacia as a result of reduced operations at Bulyanhulu, lower tonnage processed at Lagunas Norte, and higher government imposts at Veladero. This was partially offset by a favorable movement in working capital, mainly as a result of increased drawdown of inventory and the timing of payments and changes in other current assets and liabilities.

The ability of our operations to deliver projected future cash flows within the parameters of a reduced production profile, as well as future changes in gold and copper market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity.

Cash outflows from investing activities in 2018 amounted to $1,494 million compared to $337 million in the prior year. The increase of $1,157 million compared to 2017 is primarily due to $990 million of proceeds received in the prior year from the divestiture of 50% of the Veladero mine in 2017, and the investment in Shandong Gold Mining Co., Ltd. of $120 million.

Net financing cash outflows for 2018 amounted to $925 million, compared to $1,886 million in the prior year. The lower outflows are primarily related to lower debt repayments in 2018, combined with a decrease in debt extinguishment costs.

Summary of Financial Instruments[1]

As at December 31, 2018

Financial Instrument	Principal/ Notional Amount	Associated Risks
Cash and equivalents	$ 1,571 million	▪ Interest rate ▪ Credit
Accounts receivable	$ 248 million	▪ Credit ▪ Market
Other investments	$ 209 million	▪ Market ▪ Liquidity
Accounts payable	$ 1,101 million	▪ Liquidity
Debt	$ 5,767 million	▪ Interest rate
Restricted share units	$ 39 million	▪ Market
Deferred share units	$ 11 million	▪ Market
Derivative instruments – currency contracts	PGK 23 million	▪ Market/liquidity
Derivative instruments – interest rate contracts	Receive float interest rate swaps $ 42 million	▪ Market/liquidity

1. Refer to note 25 to the Financial Statements for more information regarding financial instruments.

Operating Segments Performance

Review of Operating Segments Performance

During 2018, Barrick's business was organized into eleven individual minesites, one grouping of two minesites, one publicly traded company and one project. Barrick's Chief Operating Decision Maker ("CODM") reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, grouping, Company and/or project level. During the third quarter of 2018, Barrick's president, who was our CODM, resigned from the Company. Three members of our executive management team, our Executive Vice President and Chief Financial Officer, Chief Investment Officer and Senior Vice President, Operational and Technical Excellence, together assumed the role of CODM through December 31, 2018. Following

Barrick Gold Corporation | Financial Report 2018 47

MANAGEMENT'S DISCUSSION AND ANALYSIS

completion of the merger with Randgold on January 1, 2019, Mark Bristow, as President and Chief Executive Officer, has assumed this role. Each individual minesite, with the exception of Barrick Nevada, Acacia and the Pascua-Lama project, is an operating segment for financial reporting purposes. Our presentation of our reportable operating segments is four individual gold mines (Pueblo Viejo, Lagunas Norte, Veladero and Turquoise Ridge), Barrick Nevada, Acacia and our Pascua-Lama project. The remaining operating segments, our remaining gold and copper mines, have been grouped into an "other" category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

Barrick Nevada[1], Nevada USA

Summary of Operating and Financial Data

For the years ended December 31	2018	2017	% Change	2016
Total tonnes mined (000s)	181,534	211,090	(14%)	192,753
Open pit	178,565	208,240	(14%)	189,941
Underground	2,969	2,850	4%	2,812
Average grade (grams/tonne)				
Open pit mined	2.96	2.73	8%	1.74
Underground mined	9.98	10.58	(6%)	11.39
Processed	3.20	3.50	(9%)	2.62
Ore tonnes processed (000s)	25,076	23,894	5%	32,473
Oxide mill	4,527	4,562	(1%)	4,197
Roaster	5,104	4,902	4%	4,789
Autoclave	4,734	4,258	11%	3,503
Heap leach	10,711	10,172	5%	19,984
Gold produced (000s oz)	2,100	2,312	(9%)	2,155
Oxide mill	590	957	(38%)	569
Roaster	1,120	929	21%	1,115
Autoclave	229	248	(8%)	242
Heap leach	161	178	(10%)	229
Gold sold (000s oz)	2,097	2,357	(11%)	2,162
Segment revenue ($ millions)	$ 2,655	$ 2,961	(10%)	$ 2,703
Cost of sales ($ millions)	1,715	1,869	(8%)	1,896
Segment income ($ millions)	890	1,052	(15%)	771
Segment EBITDA ($ millions)[2]	1,539	1,845	(17%)	1,578
Capital expenditures ($ millions)	564	584	(3%)	328
Minesite sustaining	252	360	(30%)	217
Project	312	224	39%	111
Cost of sales (per oz)	818	792	3%	876
Cash costs (per oz)[2]	507	455	11%	502
All-in sustaining costs (per oz)[2]	649	624	4%	618
All-in costs (per oz)[2]	$ 801	$ 722	11%	$ 678

1. Includes Goldstrike, Cortez, and our 60% share of South Arturo.
2. These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 67 to 82 of this MD&A.

48 Barrick Gold Corporation | Financial Report 2018

MANAGEMENT'S DISCUSSION AND ANALYSIS

Financial Results

Barrick Nevada's segment income for 2018 was 15% lower than the prior year primarily due to a decrease in sales volume, partially offset by a decrease in cost of sales and higher realized gold prices[1].

SEGMENT INCOME AND SEGMENT EBITDA[1]


1,251
1,257
1,268
1,578
1,845
1,539
771
1,052
890
2016
2017
2018
Segment Income ($ millions)
Segment EBITDA ($ millions)
Market Price ($/oz)

In 2018, gold production was 9% lower than the prior year primarily as a result of lower production at the Cortez oxide mill. This was caused by lower grades and higher sulfide ores from Cortez Hills open pit ("CHOP"), combined with harder ores reducing throughput rates compared to the prior year. As CHOP nears the end of its life (scheduled in 2019), the pit has transitioned from primarily oxide material to a mix of refractory and oxide ore as mining advances deeper into the pit. This increase in refractory ore in the current year negatively impacted production because it is processed at the Goldstrike roaster and therefore is limited by over the road haulage rates. This compares to the prior year where most of the ore out of CHOP was processed through the Cortez oxide mill. In addition, production from the autoclave was lower year on year, due to lower recoveries resulting from the processing of a higher proportion of alkaline ores through the thiosulfate circuit relative to the prior year, which was partially offset by increased throughput. The decrease in overall production for Barrick Nevada was partially offset by increased production at the roaster due to increased ore from CHOP and Cortez Hills Underground ("CHUG"), primarily due to higher over the road haulage and higher refractory grades processed from CHOP. Roaster production further benefited from higher grades processed at the Goldstrike open pit, which was primarily in a stripping phase in the prior year, as well as throughput improvements due to blend optimization, all partially offset by lower grades from CHUG as mining advances deeper into the mine, and a reduction of ore processed from the higher-grade South Arturo phase 2 as mining of this phase ended in the fourth quarter of 2017.

PRODUCTION
(000s ounces)


2,500
1,250
0
2,312
2,100
1,750
to
1,900
2017
2018
2019 (est)

Cost of sales per ounce[4] for 2018 was $26 per ounce higher than the prior year primarily due to the impact of lower grades and recoveries, combined with higher direct mining costs. The increase in direct mining costs was mainly due to higher energy prices and consumption, and lower capitalized stripping at Goldstrike open pit as the 3rd northwest layback stripping ended in the second quarter of 2017. This was further impacted by lower Goldstrike underground and CHUG capitalized development, dewatering at CHOP being expensed in the current year versus capitalized in the prior year as CHOP entered its last full year of mining, and increased transportation costs resulting from the increase in over the road haulage from CHOP to the Goldstrike roaster.

In 2018, all-in sustaining costs[1] increased by $25 per ounce from the prior year primarily due to the impact of lower grades and recoveries, and higher direct mining costs. This was partially offset by lower minesite sustaining capital expenditures.

Barrick Gold Corporation | Financial Report 2018 49

MANAGEMENT’S DISCUSSION AND ANALYSIS Outlook At Barrick Nevada we expect gold production in 2019 to be in the range of 1,750 to 1,900 thousand ounces, which is lower than 2018 production levels. Lower production is due to the cessation of CHOP operations in the first half of 2019. This is partially offset by an expected increase in bulk mining at both CHUG and Goldstrike underground operations, an increase in leach production due to a ramp up of Crossroads, and an increase in autoclave production as we have transitioned from an alkaline/acid blend to an all acid blend. In 2019, we expect cost of sales per ounce4 to be in the range of $920 to $970 per ounce, driven primarily by the cessation of the comparatively high-grade, low cost CHOP operations in the first half of 2019, which negatively impacts Barrick Nevada’s overall production, sales mix and open pit costs from the continuing lower grade Cortez operations. We expect cash costs per ounce1 to be in the range of $640 to $690, which is higher than 2018 due to lower CHOP ounces produced, partially offset by lower overall expected cost per tonne mined in 2019 resulting from increased bulk mining at CHUG and Goldstrike underground operations. All-in sustaining costs per ounce1 are expected to be in the range of $850 to $900, which is higher than 2018 due to lower CHOP ounces produced, combined with higher sustaining capital expenditures for leach pad construction and Crossroads expansion stripping transitioning to production phase stripping. COST OF SALES, CASH COSTS1 AND AISC1 ($ per ounce) 850 to 2017 2018 2019 (est) Cash Costs AISC Cost of Sales In 2018, capital expenditures decreased by 3% from the prior year, mainly due to lower sustaining capital expenditures, partially offset by higher project capital expenditures. A decrease of $108 million in minesite sustaining capital expenditures relative to the prior year relates primarily to a reduction in expenditure on the following projects: Goldstrike open pit stripping and underground development, due to lower capitalized waste tonnes mined; Goldstrike underground dewatering, cooling and ventilation projects to allow mining below a 3,600 foot elevation; digitization initiatives, such as short interval control, at CHUG; tailings expansions at Cortez and Goldstrike; and the autoclave thiosulfate water treatment plant; partially offset by an increase relating to the state roads project completed in the third quarter of 2018 to facilitate the increased ore haul from Cortez to Goldstrike. Higher project capital expenditures are attributed to higher capitalized stripping at Crossroads, the Cortez Range Front declines, the Goldrush exploration declines, and the Deep South Expansion. As at December 31, 2018, we have spent $37 million (including $4 million in the fourth quarter of 2018) out of a total estimated capital cost of $1.0 billion on Goldrush, and $33 million (including $2 million in the fourth quarter of 2018) out of a total estimated capital cost of $106 million on the Deep South Expansion. Barrick Gold Corporation | Financial Report 2018 50 920 to 970 900 792 818 640 to 690 649 624 507 455

MANAGEMENT'S DISCUSSION AND ANALYSIS

Turquoise Ridge (75% basis), Nevada USA

Summary of Operating and Financial Data

For the years ended December 31	2018	2017	% Change	2016
Underground tonnes mined (000s)	670	643	4%	598
Average grade (grams/tonne)				
Underground mined	15.00	15.45	(3%)	16.85
Gold produced (000s oz)	268	211	27%	266
Gold sold (000s oz)	262	222	18%	257
Segment revenue ($ millions)	$ 331	$ 280	18%	$322
Cost of sales ($ millions)	206	159	30%	155
Segment income ($ millions)	126	119	6%	166
Segment EBITDA ($ millions)[1]	154	147	5%	193
Capital expenditures ($ millions)	62	36	72%	32
Minesite sustaining	20	32	(38%)	32
Project	40	4	950%	–
Cost of sales (per oz)	783	715	10%	603
Cash costs (per oz)[1]	678	589	15%	498
All-in sustaining costs (per oz)[1]	756	733	3%	625
All-in costs (per oz)[1]	$ 916	$ 753	22%	$ 625

1. These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 67 to 82 of this MD&A.

Financial Results

Turquoise Ridge's segment income for 2018 was 6% higher than the prior year, mainly due to higher sales volume, partially offset by higher cost of sales.

SEGMENT INCOME AND SEGMENT EBITDA[1]



1,251
1,257
1,268
166
193
119
147
126
154
2016
2017
2018
Segment Income ($ millions)
Segment EBITDA ($ millions)
Market Price ($/oz)

In 2018, gold production was 27% higher than the prior year primarily due to the higher organic carbon content in the ore mined in the first quarter of 2017, which delayed processing in the prior year. The increase is also attributed to streamlining the ore delivery to Newmont's Twin Creeks facility for processing in the current year. The direct shipping of ore when mined, rather than holding an extra month of stockpile in inventory, eliminated the double handling of ore and one month of stockpiled material.

PRODUCTION
(000s ounces)



300
150
0
211
268
270 to 310
2017
2018
2019 (est)

Barrick Gold Corporation | Financial Report 2018 51

MANAGEMENT'S DISCUSSION AND ANALYSIS

Cost of sales per ounce[4] in 2018 was $68 per ounce higher than the prior year mainly reflecting an increase in processing costs attributed to the new toll milling agreement for the processing of ore at Newmont's Twin Creeks facility, partially offset by lower mining costs.

In 2018, all-in sustaining costs[1] increased by $23 per ounce compared to the prior year primarily reflecting the higher cost of sales per ounce[4], partially offset by lower minesite sustaining capital expenditures.

COST OF SALES, CASH COSTS[1] AND AISC[1] ($ per ounce)


715
733
589
783
756
678
655 to 705
680 to 730
550 to 600
2017
2018
2019 (est)
Cash Costs
AISC
Cost of Sales

In 2018, capital expenditures increased by 72% compared to the prior year. The increase was due to higher project capital expenditures relating to the construction of the third shaft, of which we have spent $47 million to date (including $3 million in the fourth quarter of 2018) out of an estimated capital cost of $225–$245 million (75% basis). This was partially offset by lower minesite sustaining capital expenditures as a result of the completion of the work in the prior year to optimize development sequencing.

Outlook

At Turquoise Ridge, we expect 2019 production to be in the range of 270 to 310 thousand ounces (Barrick's share), which is in line with 2018 production levels. Mining rates and grade will be similar to 2018, with the focus on reducing unit costs.

Cost of sales per ounce[4] in 2019 is expected to be in the range of $655 to $705 per ounce which is lower than 2018, mainly driven by lower mining costs and steady stockpile inventory. We expect cash costs[1] to be in the range of $550 to $600 per ounce, also lower than 2018 mainly due to lower mining unit costs. All-in sustaining costs[1] are expected to be in the range of $680 to $730 per ounce, in line with 2018. We also expect higher minesite sustaining capital expenditures in 2019 as we prepare for the completion of the third shaft.

52 Barrick Gold Corporation | Financial Report 2018

MANAGEMENT'S DISCUSSION AND ANALYSIS

Pueblo Viejo (60% basis)[1], Dominican Republic

Summary of Operating and Financial Data

For the years ended December 31	2018	2017	% Change	2016
Open pit tonnes mined (000s)	24,063	23,430	3%	23,278
Average grade (grams/tonne)				
Open pit mined	2.78	3.07	(9%)	3.13
Processed	4.04	4.57	(12%)	5.29
Autoclave ore tonnes processed (000s)	5,008	4,791	5%	4,527
Gold produced (000s oz)	581	650	(11%)	700
Gold sold (000s oz)	590	637	(7%)	700
Segment revenue ($ millions)	$ 798	$ 850	(6%)	$ 925
Cost of sales ($ millions)	443	445	–	395
Segment income ($ millions)	342	395	(13%)	528
Segment EBITDA ($ millions)[2]	457	538	(15%)	621
Capital expenditures ($ millions)	87	69	26%	61
Minesite sustaining	87	69	26%	61
Project	–	–	–	–
Cost of sales (per oz)	750	699	7%	564
Cash costs (per oz)[2]	465	405	15%	395
All-in sustaining costs (per oz)[2]	623	525	19%	490
All-in costs (per oz)[2]	$ 623	$ 525	19%	$ 490

1. Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.
2 These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 67 to 82 of this MD&A.

Financial Results

Pueblo Viejo's segment income for 2018 was 13% lower than the prior year primarily due to a decrease in sales volume, partially offset by higher realized gold prices[1] and higher by-product sales volume. Cost of sales was in line with the prior year.

In 2018, gold production was 11% lower than the prior year primarily due to the expected decline in ore grades for the period and mining in areas of the Moore Pit that contain a higher proportion of carbonaceous ore, which has lower recoveries. This was partially offset by record throughput for the year, resulting from continued optimization of autoclave operations.

SEGMENT INCOME AND SEGMENT EBITDA[1]


1,251
1,257
1,268
528
621
395
538
342
457
2016
2017
2018
Segment Income ($ millions)
Segment EBITDA ($ millions)
Market Price ($/oz)

PRODUCTION
(000s ounces)


800
400
0
650
581
550 to 600
2017
2018
2019 (est)

Barrick Gold Corporation | Financial Report 2018 53

MANAGEMENT'S DISCUSSION AND ANALYSIS

Cost of sales per ounce[4] in 2018 was $51 per ounce higher than the prior year primarily due to the impact of lower grades and recoveries, and higher energy prices. This was further impacted by higher costs attributed to higher throughput, and higher costs due to planned autoclave, mill and electrical maintenance.

In 2018, all-in sustaining costs[1] increased by $98 per ounce compared to the prior year due to higher cost of sales per ounce[4], and an increase in minesite sustaining capital expenditures. This was partially offset by higher by-product credits from increased silver sales volume and the sale of excess power generated by our power plant to third parties.

COST OF SALES, CASH COSTS[1] AND AISC[1] ($ per ounce)


699
525
405
750
623
465
780 to 830
610 to 650
465 to 510
2017
2018
2019 (est)
Cash Costs
AISC
Cost of Sales

In 2018, capital expenditures increased by 26% compared to the prior year primarily as a result of capitalized stripping costs associated with commencing Moore Pit phases 5, 6 and 7, and the ongoing construction of the El Llagal tailings storage facility.

Outlook

At Pueblo Viejo, we expect our equity share of 2019 gold production to be in the range of 550 to 600 thousand ounces, in line with 2018 production levels, driven by increased throughput and recoveries, offset by declining ore grades.

In 2019, we expect cost of sales per ounce[4] to be in the range of $780 to $830 per ounce, cash costs[1] to be in the range of $465 to $510 per ounce, and all-in sustaining costs[1] to be in the range of $610 to $650 per ounce. All three measures are expected to be largely in line with 2018.

Pueblo Viejo and its power generation partner, AES Corporation, made significant progress in 2018, securing all necessary permits and commencing construction of a new 50-kilometer gas pipeline to the Quisqueya I power generation facility. Completion and first delivery of natural gas is expected to occur in the fourth quarter of 2019. Conversion of the power plant to natural gas from heavy fuel oil is anticipated to reduce both greenhouse gas emissions and power costs.

54 Barrick Gold Corporation | Financial Report 2018

MANAGEMENT'S DISCUSSION AND ANALYSIS

Veladero[1], Argentina

Summary of Operating and Financial Data

For the years ended December 31	2018	2017	% Change	2016
Open pit tonnes mined (000s)	35,646	48,376	(26%)	62,227
Average grade (grams/tonne)				
Open pit mined	0.78	1.00	(22%)	0.82
Processed	0.85	1.02	(17%)	0.82
Heap leach ore tonnes processed (000s)	13,547	21,190	(36%)	28,028
Gold produced (000s oz)	278	432	(36%)	544
Gold sold (000s oz)	280	458	(39%)	532
Segment revenue ($ millions)	$ 366	$ 591	(38%)	$ 685
Cost of sales ($ millions)	310	410	(24%)	464
Segment income ($ millions)	53	173	(69%)	220
Segment EBITDA ($ millions)[2]	174	292	(40%)	338
Capital expenditures ($ millions)	143	173	(17%)	95
Minesite sustaining	143	173	(17%)	95
Project	–	–	–	–
Cost of sales (per oz)	1,112	897	24%	872
Cash costs (per oz)[2]	629	598	5%	582
All-in sustaining costs (per oz)[2]	1,154	987	17%	769
All-in costs (per oz)[2]	$ 1,154	$ 987	17%	$ 769

1. We sold 50% of Veladero on June 30, 2017; therefore, these represent results on a 100% basis from January 1 to June 30, 2017 and on a 50% basis from July 1, 2017 onwards.
2 These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 67 to 82 of this MD&A.

Financial Results

Veladero's segment income for 2018 was 69% lower than the prior year primarily due to the impact of the divestment of 50% of the Veladero mine as at June 30, 2017. Excluding the impact of the divestment, segment income was 53% lower than the prior year mainly due to lower sales volume, with cost of sales remaining in line with the prior year. Cost of sales was impacted by the export tax announced in September by the Argentine government as described further below. Segment income was also impacted by an increase in depreciation expense as a result of the fair value increments applied to our remaining 50% interest, which was required to be fair valued as a result of the divestment, partially offset by higher realized gold prices[1].

SEGMENT INCOME AND SEGMENT EBITDA[1]


1,251
1,257
1,268
220
338
173
292
53
174
2016
2017
2018
Segment Income ($ millions)
Segment EBITDA ($ millions)
Market Price ($/oz)

Barrick Gold Corporation | Financial Report 2018 55

MANAGEMENT'S DISCUSSION AND ANALYSIS

In 2018, gold production was 36% lower compared to the prior year. Excluding the impact of the divestment, gold production decreased by 13% in the current year mainly due to lower head grade and tonnage processed as a result of delays in phase 5 of the open pit, combined with lower heap permeability as a result of the severe winter and higher stacking of the leach pad. This was partially offset by several initiatives to decrease leach pad inventories, and improved solution management.

PRODUCTION[1]
(000s ounces)


600
300
0
432
278
230
to
250
2017
2018
2019 (est)

1. We sold 50% of Veladero on June 30, 2017; therefore, these represent results on a 100% basis from January 1 to June 30, 2017 and on a 50% basis from July 1, 2017 onwards.

In 2018, cost of sales per ounce[4] increased by $215 per ounce compared to the prior year primarily due to higher depreciation expense as a result of the impact of the fair value increments relating to the revaluation of our remaining 50% of the Veladero mine. This was combined with the impact of lower grades, an increase in power and energy prices, and the export duties re-established by the Argentine government starting in September. This was partially offset by the significant weakening of the Argentine peso and lower direct mining costs as a result of business improvement initiatives.

All-in sustaining costs[1] in 2018 were $167 per ounce higher than the prior year primarily due to an increase in cost of sales per ounce[4], combined with higher minesite sustaining capital expenditures on a per ounce basis.

COST OF SALES, CASH COSTS[1] AND AISC[1] ($ per ounce)


897
987
598
1,112
1,154
629
1,250
to
1,350
1,150
to
1,250
770
to
820
2017
2018
2019 (est)
Cash Costs
AISC
Cost of Sales

In 2018, capital expenditures decreased by 17% compared to the prior year. Excluding the impact of the divestment, capital expenditures increased by 23% due to higher capitalized stripping expenditures related to higher waste tonnage capitalized. This was further impacted by the funding of a power transmission line in Argentina as a result of an agreement made with the Provincial Power Regulatory Body of San Juan ("EPRE"). This was partially offset by a decrease resulting from the completion of the construction of phases 4B and 5B of the leach pad expansion and lower purchases of components and mine equipment.

Outlook

At Veladero, we expect 2019 production to be in the range of 230 to 250 thousand ounces (Barrick's share), lower than 2018 production levels. The decrease is due to lower grades, partially offset by increased throughput, higher efficiencies resulting from the availability and utilization of equipment, and the optimization of stacking and leaching.

Cost of sales per ounce[4] is expected to be in the range of $1,250 to $1,350 per ounce which is higher than 2018, mainly due to the impact of lower grades. We expect cash costs[1] in 2019 to be in the range of $770 to $820 per ounce, higher than 2018 primarily due to the export duty. All-in sustaining costs[1] are expected to be between $1,150 and $1,250 per ounce, in line with 2018.

Since the second quarter of 2018, we have noted that inflation in Argentina has been accelerating and is now considered to be hyperinflationary. Our accounting for Veladero will be unaffected by this situation as it has a US dollar functional currency.

56 Barrick Gold Corporation | Financial Report 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS In the third quarter of 2018, the Argentine government re-established customs duties for all exports from Argentina. Effective for the period of September 2018 to December 31, 2020, exports of doré are subject to a 12% duty, capped at ARS 4.00 per USD exported. The Company is currently reviewing these changes in the context of the existing tax stability benefit granted to Veladero, and is engaging in discussions with the federal government to clarify its impact of the export duty on Veladero’s operations. Notwithstanding these discussions, Veladero has been paying this export duty and this cost is included in cost of sales. On April 6, 2017, we announced the sale to Shandong Gold of a 50% interest in the Veladero mine, which reflects the first step in our strategic partnership with Shandong. The transaction closed on June 30, 2017 and we received total cash consideration of $990 million, which reflected working capital adjustments of $30 million in the fourth quarter of 2017. Refer to note 4 to the Financial Statements for more information. On October 24, 2018, the San Juan Provincial mining authority issued a resolution approving the sixth and seventh updates to the Veladero mine’s environmental impact study, which authorized the Valley Leach Facility expansion project for phase 6. All required sectoral permits have been received, and construction of phase 6 has now commenced. Approval for the construction and operation of phases 7 to 9 remains subject to ongoing administrative review by the San Juan Provincial mining authority and other sectoral authorities. reconsideration with the San Juan Provincial mining authority. This request was rejected on March 28, 2018, and a further appeal will be heard and decided by the Governor of San Juan. This fine was in addition to the administrative fine of approximately $10 million (at the then applicable exchange rate) paid by MAS in connection with a process solution release that occurred in September 2015. The operational incidents noted above have resulted in additional regulatory and legal proceedings. A federal judge in Buenos Aires is investigating the alleged actions and omissions of former federal officials in connection with the enforcement of the Argentine glacier legislation and maintenance of environmental controls. On June 29, 2018, the federal judge ordered additional environmental studies to be conducted in communities downstream from the Veladero mine as part of the investigation into the alleged failure of three former federal government officials to maintain adequate environmental controls. On July 6, 2018, the Province of San Juan challenged this order on jurisdictional grounds. On August 9, 2018, the Federal Court ordered additional studies. One of the defendants appointed an expert to monitor the sampling and analysis required to perform such studies. The Federal Court rejected the jurisdictional challenge, which resulted in an appeal to the Federal Supreme Court on August 24, 2018 to determine jurisdiction. To date, the studies have not been performed. On August 6, 2018, the case related to the enforcement of the national glacier legislation was assigned to a federal trial judge. On October 16, 2018, the investigation into the alleged failure of three former federal government officials to maintain adequate environmental controls was concluded and the case was sent to trial. In total, six former federal officials have now been indicted under the Federal Investigation and the Glacier Investigation (one of whom has been indicted on two separate charges) and will face trial. Refer to note 36 to the Financial Statements for more information regarding this matter. Releases of Process Solution Minera Andina del Sol SRL (“MAS”) (formerly, Minera Argentina Gold SRL) is the subject of a consolidated regulatory proceeding by the San Juan Provincial mining authority in respect of operational incidents that occurred in March 2017 and September 2016 involving the release of gold-bearing process solution. On January 23, 2018, MAS paid an administrative fine of approximately $5.6 million (calculated at the prevailing exchange rate on December 31, 2017) in respect of these incidents and filed a request for Barrick Gold Corporation | Financial Report 2018 57

MANAGEMENT'S DISCUSSION AND ANALYSIS

Lagunas Norte, Peru

Summary of Operating and Financial Data

For the years ended December 31	2018	2017	% Change	2016
Open pit tonnes mined (000s)	31,357	32,859	(5%)	40,847
Average grade (grams/tonne)				
Open pit mined	1.35	1.41	(4%)	1.18
Processed	0.91	1.05	(13%)	1.12
Heap leach ore tonnes processed (000s)	8,837	17,874	(51%)	17,253
Gold produced (000s oz)	245	387	(37%)	435
Gold sold (000s oz)	251	397	(37%)	425
Segment revenue ($ millions)	$ 332	$ 514	(35%)	$ 548
Cost of sales ($ millions)	337	245	38%	276
Segment income ($ millions)	(13)	259	(105%)	260
Segment EBITDA ($ millions)[1]	33	327	(90%)	356
Capital expenditures ($ millions)	22	25	(12%)	56
Minesite sustaining	20	20	–	51
Project	2	5	(60%)	5
Cost of sales (per oz)	1,342	617	118%	651
Cash costs (per oz)[1]	448	405	11%	383
All-in sustaining costs (per oz)[1]	636	483	32%	529
All-in costs (per oz)[1]	$ 644	$ 497	30%	$ 540

1. These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 67 to 82 of this MD&A.

Financial Results

Lagunas Norte's segment income for 2018 was 105% lower than the prior year primarily due to a $166 million inventory impairment charge, which is reflected in cost of sales, and lower sales volumes. This was partially offset by higher realized gold prices[1] and lower cost of sales, excluding the inventory impairment. In the fourth quarter, we concluded that the project related to the processing of carbonaceous material ("CMOP") does not currently meet our investment criteria. We will continue to study the project to attempt to improve the economics, but have impaired the carbonaceous material inventory that had been stockpiled in anticipation of this project. As such, an inventory impairment charge of $166 million was recorded at December 31, 2018 to reduce the carrying value of the CMOP ounces in inventory to nil.

In 2018, gold production was 37% lower than the prior year primarily due to lower ore tonnage placed on the leach pad, in line with expectations as the mine matures, combined with changes in mine sequencing. This was partially offset by improvements in the leach pad irrigation systems.

Cost of sales per ounce[4] for 2018 was $725 per ounce higher than the prior year mainly due to the $166 million inventory impairment charge, combined with the impact of lower sales volume. In 2018, all-in sustaining costs[1] increased by $153 per ounce compared to the prior year primarily reflecting higher rehabilitation accretion and amortization, as the provision for environmental rehabilitation was increased at the end of 2017, combined with the impact of lower sales volume on both cost of sales and minesite sustaining capital expenditures on a per unit basis.

In 2018, capital expenditures decreased by 12% compared to the prior year due to lower project capital expenditures relating to ongoing studies for the mine life extension project and lower capitalized stripping expenditures as the oxide pit is in its final planned year of mining. This was partially offset by higher minesite sustaining capital expenditures as a result of the replacement of the ancillary fleet and the investment in the dry screening process, combined with capitalized drilling targeting new open pit oxide opportunities.

In 2019, we no longer expect Lagunas Norte to be presented as a reportable operating segment.

58 Barrick Gold Corporation | Financial Report 2018

MANAGEMENT'S DISCUSSION AND ANALYSIS

Acacia Mining plc (100% basis), Africa

Summary of Operating and Financial Data

For the years ended December 31	2018	2017	% Change	2016
Total tonnes mined (000s)	17,413	32,728	(47%)	39,540
Open pit	16,214	30,667	(47%)	37,141
Underground	1,199	2,061	(42%)	2,399
Average grade (grams/tonne)				
Open pit mined	1.99	1.45	37%	1.48
Underground mined	7.80	8.32	(6%)	9.62
Processed[1]	2.00	3.00	(33%)	3.00
Ore tonnes processed (000s)	9,272	8,719	6%	9,818
Gold produced (000s oz)	522	768	(32%)	830
Gold sold (000s oz)	520	593	(12%)	817
Segment revenue ($ millions)	$ 664	$ 751	(12%)	$ 1,045
Cost of sales ($ millions)	456	469	(3%)	719
Segment income ($ millions)	171	191	(10%)	299
Segment EBITDA ($ millions)[2]	260	298	(13%)	465
Capital expenditures ($ millions)	93	148	(37%)	191
Minesite sustaining	81	137	(41%)	190
Project	12	11	9%	1
Cost of sales (per oz)	876	791	11%	880
Cash costs (per oz)[2]	680	587	16%	640
All-in sustaining costs (per oz)[2]	905	875	3%	958
All-in costs (per oz)[2]	$ 929	$ 894	4%	$ 960

1. Includes processing of tailings retreatment.
2. These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 67 to 82 of this MD&A.

Barrick holds a 63.9 percent equity interest in Acacia Mining plc, a publicly traded company listed on the London Stock Exchange that is operated independently of Barrick.

Financial Results

Acacia's segment income for 2018 was 10% lower than the prior year primarily due to lower sales volume, partially offset by higher realized gold prices[1] and lower cost of sales.

SEGMENT INCOME AND SEGMENT EBITDA[1]



1,251
1,257
1,268
465
299
298
191
260
171
2016
2017
2018
Segment Income ($ millions)
Segment EBITDA ($ millions)
Market Price ($/oz)

Barrick Gold Corporation | Financial Report 2018 59

MANAGEMENT’S DISCUSSION AND ANALYSIS In 2018, gold production was 32% lower than the prior year primarily due to Bulyanhulu being transitioned to reduced operations in the third quarter of 2017 and transitioning Buzwagi to a lower grade stockpile processing operation, partially offset by higher average grades at the Nyabirama open pit at North Mara. In 2018, capital expenditures decreased by 37% com-pared to the prior year primarily due to lower capitalized development costs at Bulyanhulu and North Mara. Outlook At Acacia, we expect 2019 production to be in the range of 320 to 350 thousand ounces (Barrick’s share), in line with 2018 levels, as we expect Bulyanhulu to remain on reduced operations, Buzwagi to continue processing stockpiles, and North Mara to be fully operational. We expect cost of sales per ounce4 to be in the range of $920 to $970, cash costs per ounce1 of $665 to $710, and all-in sustaining costs per ounce1 to be $860 to $920. All three measures are expected to be largely in line with 2018. PRODUCTION (100%) (000s ounces) 1,000 500 0 2017 2018 2019 (est) Concentrate Export Ban and Related Disputes with the Government of Tanzania On March 3, 2017, the Tanzanian Government announced a general ban on the export of metallic mineral concentrates (the “Ban”) following a directive made by the President to promote the creation of a domestic smelting industry. Following the directive, Acacia ceased all exports of its gold/copper concentrate (“concentrate”) including containers previously approved for export prior to the Ban which are located in Dar es Salaam. The prevention of exports impacts Bulyanhulu and Buzwagi which produce gold in both doré and in concentrate form due to the mineralogy of the ore. North Mara is unaffected due to 100% of its production being doré. Since the Ban was imposed, impacting approximately 25% of 2017 production, Acacia has seen a buildup of approximately 186,000 ounces of gold, 12.1 million pounds of copper and 159,000 ounces of silver contained in the unsold concentrate. As a result of the transition to a reduced operations program at Bulyanhulu, and the changes to the process flowsheet at Buzwagi, all of Acacia’s mines are now solely producing doré and, as such, will not see a further buildup of concentrate inventory. During the second quarter of 2017, investigations were conducted on behalf of the Tanzanian Government by two Tanzanian Government Presidential Committees, which have resulted in allegations of historical undeclared revenue and unpaid taxes being made against Acacia and its predecessor companies. Acacia considers these findings to be implausible and has fully refuted the findings of both Presidential Committees. Acacia has requested copies of the reports issued by the two Presidential Committees and called for independent verification of the findings, but has not yet received a response to these requests. Cost of sales per ounce4 in 2018 was 11% higher than the prior year primarily reflecting increased drawdown of ore stockpiles at Buzwagi, and the impact of the buildup in inventory in the prior year due to the ban on concentrate exports. This was further impacted by lower capitalized underground development costs at Bulyanhulu and lower waste stripping at North Mara’s Nyabirama pit, combined with the impact of lower grades. This was partially offset by lower direct mining costs as a result of Buzwagi transitioning to a stockpile processing operation and Bulyanhulu being on reduced operations. All-in sustaining costs1 were 3% higher than the prior year due to higher cost of sales per ounce4, partially offset by a decrease in minesite sustaining capital expenditures. COST OF SALES, CASH COSTS1 AND AISC1 ($ per ounce) 860 to 920 2017 2018 2019 (est) Cash Costs AISC Cost of Sales Barrick Gold Corporation | Financial Report 2018 60 920 to 970 875 876 905 791 680 665 to 710 587 768 522 500 to 550

MANAGEMENT’S DISCUSSION AND ANALYSIS On July 4, 2017, Acacia’s subsidiaries, Bulyanhulu Gold Mine Limited (“BGML”), the owner of the Bulyanhulu mine, and Pangea Minerals Limited (“PML”), the owner of the Buzwagi mine, each commenced international arbitrations against the Government of Tanzania in accordance with the dispute resolution processes agreed by the Government of Tanzania in the Mineral Development Agreements (“MDAs”) with BGML and PML. These arbitrations remain ongoing. In July 2017, Acacia received adjusted assessments for the tax years 2000–2017 from the Tanzania Revenue Authority (the “TRA”) for a total amount of approximately $190 billion for alleged unpaid taxes, interest and penalties, apparently issued in respect of alleged and disputed under-declared export revenues, and appearing to follow on from the announced findings of the First and Second Presidential Committees. These assessments are being disputed and the underlying allegations are included in the matters that have been referred to international arbitration. In addition, following the end of the third quarter, Acacia was served with notices of conflicting adjusted corporate income tax and withholding tax assessments for tax years 2005 to 2011 with respect to Acacia’s former Tulawaka joint venture, and demands for payment, for a total amount of approximately $3 billion. Interest and penalties represent the vast majority of the new assessments. The TRA has not provided Acacia with any explanations or reasons for the adjusted assessments, or with the TRA’s position on how the assessments have been calculated or why they have been issued. Acacia disputes these assessments and has requested supporting calculations, which have not yet been received. Acacia is objecting to these assessments and defending this matter through the Tanzanian tax appeals process. In addition to the Ban, new and amended legislation was passed in Tanzania in early July 2017, including various amendments to the 2010 Mining Act and a new Finance Act. The amendments to the 2010 Mining Act increased the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), and the new Finance Act imposes a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017. In January 2018, new Mining Regulations were announced by the Tanzanian Government introducing, among other things, local content requirements, export regulations and mineral rights regulations, the scope and effect of which remain under review by Acacia. Acacia continues to monitor the impact of all new legislation in light of its MDAs with the Government of Tanzania. However, to minimize further disruptions to its operations Acacia will, in the interim, satisfy the requirements imposed as regards the increased royalty rate in addition to the recently imposed 1% clearing fee on exports. Acacia is making these payments under protest, without prejudice to its legal rights under its MDAs. Acacia has been looking to address all issues in respect of the Ban along with other ongoing disputes through dialogue with the Tanzanian Government. Acacia remains of the view that a negotiated resolution is the preferable outcome to the current disputes and Acacia will continue to work to achieve this. During the third quarter of 2017, Barrick and the Government of Tanzania engaged in discussions for the potential resolution of the disputes. Acacia did not participate directly in these discussions as the Government of Tanzania had informed Barrick that it wished to continue dialogue solely with Barrick. On October 19, 2017, Barrick announced that it had agreed with the Government of Tanzania on a proposed framework for a new partnership between Acacia and the Government of Tanzania. Barrick and the Government of Tanzania also agreed to form a working group that will focus on the resolution of outstanding tax claims against Acacia. Key terms of the proposed framework announced by Barrick and the Government of Tanzania include (i) the creation of a new Tanzanian company to manage Acacia’s Bulyanhulu, Buzwagi and North Mara mines and all future operations in the country with key officers located in Tanzania and Tanzanian representation on the board of directors; (ii) maximization of local employment of Tanzanians and procurement of goods and services within Tanzania; (iii) economic benefits from Bulyanhulu, Buzwagi and North Mara to be shared on a 50/50 basis, with the Government’s share delivered in the form of royalties, taxes and a 16% free carry interest in Acacia’s Tanzanian operations; and (iv) in support of the working group’s ongoing efforts to resolve outstanding tax claims, Acacia would make a payment of $300 million to the Government of Tanzania, staged over time, on terms to be settled by the working group. Barrick and the Government of Tanzania are also reviewing the conditions for the lifting of the Ban. Negotiations concerning the proposed framework remain ongoing and the definitive terms of any final proposal for the implementation of the framework remain outstanding. Such terms would be subject to review and approval by Acacia. Barrick Gold Corporation | Financial Report 2018 61

MANAGEMENT’S DISCUSSION AND ANALYSIS Pascua-Lama, Argentina/Chile The Pascua-Lama project, located on the border between Chile and Argentina, contains 21.3 million ounces of measured and indicated gold resources6. Since temporarily suspending the project in 2013, Barrick has been studying the optimization of the Pascua-Lama project. Work to date on the prefeasibility study for a potential underground project indicates that while the concept may be feasible from a technical standpoint, it does not currently meet Barrick’s investment criteria. Based on this, and taking into consideration other risks, the Company has suspended work on the prefeasibility study, and will focus on adjusting the project closure plan for surface infrastructure on the Chilean side of the project, in line with legal requirements. Studying and progressing surface closure at Pascua does not prevent Barrick from developing a future mine. Barrick will continue to evaluate opportunities to de-risk the project while maintaining Pascua-Lama as an option for development in the future if economics improve and related risks can be mitigated. As part of the Strategic Cooperation Agreement between Barrick and Shandong Gold, Shandong Gold will carry out an independent evaluation of the potential to develop a mining project at Lama in Argentina, including a high-level evaluation of potential synergies between Lama and the nearby Veladero operation. Following the completion of this study, Barrick and Shandong may agree to conduct additional studies and technical work to evaluate a number of development options. the significant sanctions ordered by the SMA. CMN was not a party to this process. In its ruling, the Antofagasta Environmental Court rejected four of the five closure orders contained in the Revised Resolution and remanded the related environmental infringements back to the SMA for further consideration. A new resolution from the SMA with respect to the sanctions for these four infringements could include a range of potential sanctions, including additional fines, as provided in the Chilean legislation. The Antofagasta Environmental Court upheld the SMA’s decision to order the closure of the Chilean side of the Project for the fifth infringement. As noted above, CMN has appealed the Revised Resolution and this appeal remains in place. A hearing on the appeal was held on November 6, 2018, and CMN continues to evaluate all of its legal options. A decision of the Environmental Court on the remaining appeals is still pending. Refer to note 36 to the Financial Statements for more information regarding this matter. Water Quality Review CMN initiated a review of the baseline water quality of the Rio Estrecho in August 2013 as required by a July 15, 2013 decision of the Court of Appeals of Copiapo, Chile. The purpose of the review was to establish whether the water quality baseline has changed since the Pascua-Lama project received its environmental approval in February 2006 and, if so, to require CMN to adopt the appropriate corrective measures. As a result of that study, CMN requested certain modifications to its environmental permit water quality requirements. On June 6, 2016, the responsible agency approved a partial amendment of the environmental permit to better reflect the water quality baseline from 2009. That approval was appealed by certain water users and indige-nous residents of the Huasco Valley. On October 19, 2016, the Chilean Committee of Ministers for the Environment, which has jurisdiction over claims of this nature, voted to uphold the permit amendments. On January 27, 2017, the Environmental Court agreed to consider an appeal of the Chilean Committee’s decision brought by CMN and the water users and indigenous residents. A hearing took place on July 25, 2017. On December 12, 2017, the water users withdrew their appeal. The Environmental Court dismissed that appeal on January 5, 2018. On December 10, 2018, the Environmental Court rejected the remaining challenges and upheld the environmental permit amendment. On December 29, 2018, the indigenous residents appealed the Environmental Court’s decision to the Chilean Supreme Court. The Chilean Supreme Court has not yet accepted this appeal. Refer to note 36 to the Financial Statements for more information regarding this matter. SMA Regulatory Sanctions On June 8, 2016, the SMA consolidated the two administra-tive proceedings against Compañía Minera Nevada (“CMN”) into a single proceeding encompassing both the reconsid-eration of the original resolution issued by the SMA in May 2013 in accordance with the decision of the Environmental Court and the alleged deviations from the Project’s environmental approval notified by the SMA in April 2015. On January 17, 2018, CMN received the revised resolution (the “Revised Resolution”) from the SMA, in which the environmental regulator reduced the original administrative fine from approximately $16 million to $11.5 million and ordered the closure of existing surface facilities on the Chilean side of the Project in addition to certain monitoring activities. The Revised Resolution does not revoke the Project’s environmental approval. CMN filed an appeal of the Revised Resolution on February 3, 2018 with the First Environmental Court of Antofagasta (the “Antofagasta Environmental Court”). On October 12, 2018, the Antofagasta Environmental Court issued an administrative ruling ordering review of Barrick Gold Corporation | Financial Report 2018 62

MANAGEMENT'S DISCUSSION AND ANALYSIS

Commitments and Contingencies

Litigation and Claims

We are currently subject to various litigation proceedings as disclosed in note 36 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments shown on an undiscounted basis:

	Payments due as at December 31, 2018[1]						
($ millions)	2019	2020	2021	2022	2023	2024 and thereafter	Total
Debt[2]							
Repayment of principal	$ 32	$ 263	$ 7	$ 337	$ –	$ 5,108	$ 5,747
Capital leases	11	4	1	1	1	2	20
Interest	333	324	318	311	304	4,738	6,328
Provisions for environmental rehabilitation[3]	112	109	183	157	166	2,352	3,079
Operating leases	60	50	24	21	10	2	167
Restricted share units	20	10	9	–	–	–	39
Pension benefits and other post-retirement benefits	8	8	9	8	8	145	186
Derivative liabilities[4]	3	–	–	–	–	–	3
Purchase obligations for supplies and consumables[5]	517	328	232	141	121	633	1,972
Capital commitments[6]	69	6	4	3	–	–	82
Social development costs[7]	41	33	4	1	1	47	127
Total	$ 1,206	$ 1,135	$ 791	$ 980	$ 611	$ 13,027	$ 17,750

1. Excludes payments relating to Randgold as the merger was completed on January 1, 2019.
2. Debt and Interest – Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at December 31, 2018. Interest is calculated on our long-term debt obligations using both fixed and variable rates.
3. Provisions for environmental rehabilitation – Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.
4. Derivative liabilities – Amounts presented in the table relate to derivative contracts disclosed under note 25c to the Financial Statements. Payments related to derivative contracts may be subject to change given variable market conditions.
5. Purchase obligations for supplies and consumables – Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
6. Capital commitments – Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
7. Social development costs – Includes a commitment of $69 million ($27.5 million in 2019, $27.5 million in 2020 and $14 million in 2024 and thereafter) related to the funding of a power transmission line in Argentina.

Barrick Gold Corporation | Financial Report 2018 63

MANAGEMENT'S DISCUSSION AND ANALYSIS

Review of Quarterly Results

Quarterly Information[1]

($ millions, except where indicated)	2018 Q4	2018 Q3	2018 Q2	2018 Q1	2017 Q4	2017 Q3	2017 Q2	2017 Q1
Revenues	$ 1,904	$ 1,837	$ 1,712	$ 1,790	$ 2,228	$ 1,993	$ 2,160	$ 1,993
Realized price per ounce – gold[2]	1,223	1,216	1,313	1,332	1,280	1,274	1,258	1,220
Realized price per pound – copper[2]	2.76	2.76	3.11	2.98	3.34	3.05	2.60	2.76
Cost of sales	1,577	1,315	1,176	1,152	1,411	1,270	1,277	1,342
Net earnings (loss)	(1,197)	(412)	(94)	158	(314)	(11)	1,084	679
Per share (dollars)[3]	(1.02)	(0.35)	(0.08)	0.14	(0.27)	(0.01)	0.93	0.58
Adjusted net earnings[2]	69	89	81	170	253	200	261	162
Per share (dollars)[2,3]	0.06	0.08	0.07	0.15	0.22	0.17	0.22	0.14
Operating cash flow	411	706	141	507	590	532	448	495
Cash capital expenditures	374	387	313	326	350	307	405	334
Free cash flow[2]	$ 37	$ 319	$ (172)	$ 181	$ 240	$ 225	$ 43	$ 161

1. Sum of all the quarters may not add up to the annual total due to rounding.
2. Realized price, adjusted net earnings, adjusted net earnings per share and free cash flow are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 67 to 82 of this MD&A.
3. Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Our recent financial results reflect our emphasis on cost control and growing operating cash flow and free cash flow[1]. The positive free cash flow[1] generated, combined with the proceeds from various divestitures, have allowed us to strengthen our balance sheet over the past two years.

In the fourth quarter of 2018, we recorded $319 million (net of tax effects and non-controlling interests) of net asset impairments primarily relating to impairments of $160 million of non-current assets and $154 million of goodwill at the Veladero mine. We also recorded an inventory impairment of $166 million at Lagunas Norte, which was included in cost of sales. In the third quarter of 2018, we recorded a $405 million impairment charge resulting from an asset impairment at Lagunas Norte. In the fourth quarter of 2017, we recorded $521 million (net of tax effects and non-controlling interest) of net asset impairments primarily relating to impairments at the Pascua-Lama project and Acacia's Bulyanhulu mine, partially offset by an impairment reversal at Lumwana. In the third quarter of 2017, we recognized a $172 million tax provision relating to the impact of the proposed framework for Acacia operations in Tanzania. In the second quarter of 2017, we recorded $858 million (net of tax effects) of gains on the disposition of 50% of the Veladero mine and a 25% interest in the Cerro Casale project. In the first quarter of 2017, we recorded a net asset impairment reversal of $522 million (net of tax effects and non-controlling interest) primarily relating to impairment reversals at the Cerro Casale project.

Fourth Quarter Results

In the fourth quarter of 2018, we reported a net loss of $1,197 million and adjusted net earnings[1] of $69 million, compared to a net loss of $314 million and adjusted net earnings[1] of $253 million in the fourth quarter of 2017. The net loss in the fourth quarter of 2018 reflects higher income tax expense mainly attributed to the de-recognition of our Canadian and Peruvian deferred tax assets, combined with an inventory impairment of $166 million at Lagunas Norte. This was further impacted by lower gold sales volume and higher cost of sales, partially offset by higher realized gold prices[1]. In the fourth quarter of 2018, we recorded $319 million (net of tax effects and non-controlling interests) in net impairment charges, mainly relating to $160 million (net of tax) of non-current assets and $154 million of goodwill at Veladero, compared to

64 Barrick Gold Corporation | Financial Report 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS $521 million (net of tax effects and non-controlling interests) recorded in the fourth quarter of 2017. The decrease in adjusted net earnings1 primarily reflects a decrease in gold sales volume, and lower realized gold prices1, combined with higher cost of sales compared to the fourth quarter of 2017. In the fourth quarter of 2018, gold and copper sales were 1.23 million ounces and 109 million pounds, respectively, compared to 1.37 million ounces and 107 million pounds, respectively, in the fourth quarter of 2017. The decrease in gold sales was primarily due to lower tonnage processed at Lagunas Norte, lower grades at Kalgoorlie due to the ongoing impact of the pit wall slips, lower grades processed and lower tonnage at Veladero, partially offset by higher tonnage processed and higher grades at Barrick Nevada. Revenues in the fourth quarter of 2018 were lower than the same prior year period, reflecting lower gold sales volume, and lower market prices for gold and copper. In the fourth quarter of 2018, cost of sales was $1.6 billion, an increase of $166 million compared to the same prior year period, primarily reflecting an inventory impairment of $166 million at Lagunas Norte. This was combined with higher direct mining costs mainly due to higher energy prices and consumption, offset by the impact of lower sales volume driving lower depreciation costs and royalty expenses. Cost of sales per ounce4 was $980 per ounce, an increase of $179 per ounce, primarily due to the impact of lower grade and recovery. Cost of sales per pound4 was $2.85, an increase of $1.06 per pound from the same prior year period due to higher direct mining costs relating to higher maintenance costs and higher equipment usage, combined with higher depreciation expense at Lumwana. This was further impacted by lower capitalized stripping as phase 6B was completed in the prior year at Zaldívar, and partially offset by higher sales volume at Jabal Sayid. In the fourth quarter of 2018, operating cash flow was $411 million, compared to $590 million in the same prior year period. The decrease in operating cash flow primarily reflects lower gold sales volume and higher cost of sales. In the fourth quarter of 2018, free cash flow1 was $37 million, lower than the $240 million in the same prior year period. The decrease was caused by lower operating cash flow generated in the fourth quarter of 2018 compared to the same prior year period, combined with slightly higher cash capital expenditures of $374 million, compared to $350 million in the fourth quarter of 2017. Internal Control Over Financial Reporting and Disclosure Controls and Procedures Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Internal control over financial reporting is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements. Disclosure controls and procedures form a broader framework designed to provide reasonable assurance that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A and Barrick’s Annual Report. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material Barrick Gold Corporation | Financial Report 2018 65

MANAGEMENT’S DISCUSSION AND ANALYSIS information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure. Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change. As described on page 29 of this report, the Company’s management structure is being refined as part of the merger with Randgold. These changes have a minimal impact on the internal control over financial reporting and disclosure framework for 2018 but it is reasonable to conclude that they will impact the frameworks in the upcoming year. The management of Barrick, at the direction of our President and Chief Executive Officer and Senior Executive Vice-President, Chief Financial Officer, evaluated the effectiveness of the design and operation of internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2018. Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick’s auditors for the year ended December 31, 2018 will be included in Barrick’s 2018 Annual Report and its 2018 Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. IFRS Critical Accounting Policies and Accounting Estimates Critical Accounting Estimates and Judgments Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 of the accompanying Financial Statements. Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. Our significant accounting policies are disclosed in note 2 of the Financial Statements, including a summary of current and future changes in accounting policies. Barrick Gold Corporation | Financial Report 2018 66

MANAGEMENT’S DISCUSSION AND ANALYSIS Non-GAAP Financial Performance Measures Adjusted Net Earnings and Adjusted Net Earnings per Share Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings: n Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments; n Acquisition/disposition gains/losses; n Foreign currency translation gains/losses; n Significant tax adjustments; n Unrealized gains/losses on non-hedge derivative instruments; and n Tax effect and non-controlling interest of the above items. As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure. Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings. Barrick Gold Corporation | Financial Report 2018 67

MANAGEMENT'S DISCUSSION AND ANALYSIS

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

	For the years ended Dec. 31			For the three months ended Dec. 31	
($ millions, except per share amounts in dollars)	2018	2017	2016	2018	2017
Net earnings (loss) attributable to equity holders of the Company	$(1,545)	$1,438	$ 655	$(1,197)	$ (314)
Impairment charges (reversals) related to long-lived assets[1]	900	(212)	(250)	408	916
Acquisition/disposition (gains)/losses[2]	(68)	(911)	42	(19)	(29)
Foreign currency translation (gains)/losses	136	72	199	(16)	12
Significant tax adjustments[3]	742	244	43	719	61
Other expense adjustments[4]	366	178	114	261	17
Unrealized gains/(losses) on non-hedge derivative instruments	1	(1)	(32)	1	5
Tax effect and non-controlling interest[5]	(123)	68	47	(88)	(415)
Adjusted net earnings	$ 409	$ 876	$ 818	$ 69	$ 253
Net earnings (loss) per share[6]	(1.32)	1.23	0.56	(1.02)	(0.27)
Adjusted net earnings per share[6]	0.35	0.75	0.70	0.06	0.22

1. Net impairment charges for the current year primarily relate to non-current asset impairments at Lagunas Norte during the third quarter of 2018, and non-current asset and goodwill impairments at Veladero during the fourth quarter of 2018.
2. Disposition gains for the current year primarily relate to the gain on the sale of a non-core royalty asset at Acacia.
3. Significant tax adjustments for the current year primarily relate to the de-recognition of our Canadian and Peruvian deferred tax assets.
4. Other expense adjustments for the current year primarily relate to the inventory impairment charge at Lagunas Norte, the write-off of a Western Australia long-term stamp duty receivable, costs associated with the merger with Randgold, debt extinguishment costs, and the settlement of a dispute regarding a historical supplier contract acquired as part of the Equinox acquisition in 2011.
5. Tax effect and non-controlling interest for the current year primarily relates to the impairment charges related to long-lived assets.
6. Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow

Free cash flow is a measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.

Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

	For the years ended Dec. 31			For the three months ended Dec. 31	
($ millions)	2018	2017	2016	2018	2017
Net cash provided by operating activities	$ 1,765	$ 2,065	$ 2,640	$ 411	$ 590
Capital expenditures	(1,400)	(1,396)	(1,126)	(374)	(350)
Free cash flow	$ 365	$ 669	$ 1,514	$ 37	$ 240

68 Barrick Gold Corporation | Financial Report 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS Cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce are non-GAAP financial measures which are calculated based on the definition published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 26 gold mining companies from around the world, including Barrick). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and their ability to generate positive cash flow, both on an individual site basis and an overall company basis. Cash costs starts with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with cash costs and include sustaining capital expenditures, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels. All-in costs starts with all-in sustaining costs and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital expenditures at new projects and discrete projects at existing operations intended to increase production capacity and will not benefit production for at least 12 months) and other non-sustaining costs (primarily exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs. We believe that our use of cash costs, all-in sustaining costs and all-in costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization. Cash costs per ounce, all-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently. In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations, but does not reflect a reduction in costs for costs associated with other metal sales. C1 cash costs per pound and all-in sustaining costs per pound are non-GAAP financial measures related to our copper mine operations. We believe that C1 cash costs per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and non-routine charges as they are not direct production costs. All-in sustaining costs per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, corporate general and administrative costs, minesite exploration and evaluation costs, royalties, environmental rehabilitation costs and write-downs taken on inventory to net realizable value. Barrick Gold Corporation | Financial Report 2018 69

MANAGEMENT'S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Cash Costs, All-in Sustaining Costs and All-in Costs, including on a per ounce basis

		For the years ended Dec. 31			For the three months ended Dec. 31	
($ millions, except per ounce information in dollars)	Footnote	2018	2017	2016	2018	2017
Cost of sales applicable to gold production		$ 4,621	$ 4,836	$ 4,980	$ 1,353	$ 1,292
Depreciation		(1,253)	(1,529)	(1,504)	(346)	(404)
By-product credits	1	(131)	(135)	(184)	(26)	(30)
Realized (gains)/losses on hedge and non-hedge derivatives	2	3	23	89	3	4
Non-recurring items	3	(172)	–	24	(155)	–
Other	4	(87)	(106)	(44)	(27)	(35)
Non-controlling interests (Pueblo Viejo and Acacia)	5	(313)	(299)	(358)	(80)	(81)
Cash costs		$ 2,668	$ 2,790	$ 3,003	$ 722	$ 746
General & administrative costs		265	248	256	53	62
Minesite exploration and evaluation costs	6	45	47	44	14	8
Minesite sustaining capital expenditures	7	975	1,109	944	276	279
Rehabilitation – accretion and amortization (operating sites)	8	81	64	59	18	13
Non-controlling interest, copper operations and other	9	(374)	(273)	(287)	(118)	(74)
All-in sustaining costs		$ 3,660	$ 3,985	$ 4,019	$ 965	$ 1,034
Project exploration and evaluation and project costs	6	338	307	193	110	90
Community relations costs not related to current operations		4	4	8	2	1
Project capital expenditures	7	459	273	175	127	81
Rehabilitation – accretion and amortization (non-operating sites)	8	33	20	11	8	4
Non-controlling interest and copper operations	9	(21)	(21)	(42)	(5)	(9)
All-in costs		$ 4,473	$ 4,568	$ 4,364	$ 1,207	$ 1,201
Ounces sold – equity basis (000s ounces)	10	4,544	5,302	5,503	1,232	1,372
Cost of sales per ounce	11,12	$ 892	$ 794	$ 798	$ 980	$ 801
Cash costs per ounce	12	$ 588	$ 526	$ 546	$ 588	$ 545
Cash costs per ounce (on a co-product basis)	12,13	$ 607	$ 544	$ 569	$ 602	$ 561
All-in sustaining costs per ounce	12	$ 806	$ 750	$ 730	$ 788	$ 756
All-in sustaining costs per ounce (on a co-product basis)	12,13	$ 825	$ 768	$ 753	$ 802	$ 772
All-in costs per ounce	12	$ 985	$ 860	$ 792	$ 985	$ 882
All-in costs per ounce (on a co-product basis)	12,13	$ 1,004	$ 878	$ 815	$ 999	$ 898

1 **By-product credits**
Revenues include the sale of by-products for our gold and copper mines for the three months ended December 31, 2018 of $26 million (2017: $30 million) and the year ended December 31, 2018 of $131 million (2017: $135 million; 2016: $151 million) and energy sales from the Monte Rio power plant at our Pueblo Viejo mine for the three months ended December 31, 2018 of $nil (2017: $nil) and the year ended December 31, 2018 of $nil (2017: $nil; 2016: $33 million) up until its disposition on August 18, 2016.

2 **Realized (gains)/losses on hedge and non-hedge derivatives**
Includes realized hedge losses of $2 million and $4 million for the three months and year ended December 31, 2018, respectively (2017: $5 million and $27 million, respectively; 2016: $73 million), and realized non-hedge losses of $1 million and gains of $1 million for the three months and year ended December 31, 2018, respectively (2017: gains of $1 million and $4 million, respectively; 2016: losses of $16 million). Refer to note 5 of the Financial Statements for further information.

3 **Non-recurring items**
These gains/costs are not indicative of our cost of production and have been excluded from the calculation of cash costs. Non-recurring items for the current year mainly relate to inventory impairment of $166 million at Lagunas Norte.

70 Barrick Gold Corporation | Financial Report 2018

MANAGEMENT'S DISCUSSION AND ANALYSIS

4 Other
Other adjustments include adding the net margins related to power sales at Pueblo Viejo of $nil and $nil, respectively, for the three months and year ended December 31, 2018 (2017: $nil and $nil, respectively; 2016: $5 million), adding the cost of treatment and refining charges of $nil and $nil, respectively, for the three months and year ended December 31, 2018 (2017: $nil and $1 million, respectively; 2016: $16 million), and the removal of cash costs associated with our Pierina mine, which is mining incidental ounces as it enters closure, of $27 million and $87 million for the three months and year ended December 31, 2018, respectively (2017: $35 million and $108 million, respectively; 2016: $66 million).

5 Non-controlling interests (Pueblo Viejo and Acacia)
Non-controlling interests include non-controlling interests related to gold production of $114 million and $453 million, respectively, for the three months and year ended December 31, 2018 (2017: $137 million and $454 million, respectively; 2016: $508 million). Refer to note 5 of the Financial Statements for further information.

6 Exploration and evaluation costs
Exploration, evaluation and project expenses are presented as minesite if it supports current mine operations and project if it relates to future projects. Refer to page 41 of this MD&A.

7 Capital expenditures
Capital expenditures are related to our gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are Crossroads, the Cortez Range Front declines, Goldrush, and the Deep South Expansion at Barrick Nevada and construction of the third shaft at Turquoise Ridge. Refer to page 41 of this MD&A.

8 Rehabilitation – accretion and amortization
Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provisions of our gold operations, split between operating and non-operating sites.

9 Non-controlling interest and copper operations
Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project costs, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of our Acacia and Pueblo Viejo operating segments and South Arturo at Barrick Nevada. Figures remove the impact of Pierina, which is mining incidental ounces as it enters closure. The impact is summarized as the following:

($ millions)	For the years ended Dec. 31			For the three months ended Dec. 31	
Non-controlling interest, copper operations and other	2018	2017	2016	2018	2017
General & administrative costs	$ (104)	$ (21)	$ (36)	$ (36)	$ (8)
Minesite exploration and evaluation costs	(3)	(12)	(9)	(2)	1
Rehabilitation – accretion and amortization (operating sites)	(6)	(10)	(9)	(2)	(2)
Minesite sustaining capital expenditures	(261)	(230)	(233)	(78)	(65)
All-in sustaining costs total	$ (374)	$ (273)	$ (287)	$ (118)	$ (74)
Project exploration and evaluation and project costs	(16)	(17)	(12)	(3)	(8)
Project capital expenditures	(5)	(4)	(30)	(2)	(1)
All-in costs total	$ (21)	$ (21)	$ (42)	$ (5)	$ (9)

10 Ounces sold – equity basis
Figures remove the impact of Pierina, which is mining incidental ounces as it enters closure.

11 Cost of sales per ounce
Figures remove the cost of sales impact of Pierina of $32 million and $116 million, respectively, for the three months and year ended December 31, 2018 (2017: $55 million and $174 million, respectively; 2016: $82 million), which is mining incidental ounces as it enters closure. Cost of sales per ounce excludes non-controlling interest related to gold production. Cost of sales related to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Acacia and 40% South Arturo from cost of sales), divided by attributable gold ounces sold.

12 Per ounce figures
Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

Barrick Gold Corporation | Financial Report 2018 71

MANAGEMENT'S DISCUSSION AND ANALYSIS

13 Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

	For the years ended Dec. 31			For the three months ended Dec. 31	
($ millions)	2018	2017	2016	2018	2017
By-product credits	$ 131	$ 135	$ 184	$ 26	$ 30
Non-controlling interest	(45)	(30)	(53)	(10)	(6)
By-product credits (net of non-controlling interest)	$ 86	$ 105	$ 131	$ 16	$ 24

Reconciliation of Gold Cost of Sales to Cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis, by operating segment

For the three months ended Dec. 31, 2018

($ millions, except per ounce information in dollars)	Footnote	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
Cost of sales applicable to gold production		$ 472	$ 54	$ 192	$ 98	$ 208	$ 114	$ 52	$ 14	$ 54	$ 64
Depreciation		(186)	(7)	(53)	(32)	(10)	(23)	(7)	–	(14)	(10)
By-product credits	1	–	–	(17)	(2)	(3)	(1)	–	–	–	(1)
Non-recurring items	2	–	–	(2)	(4)	(166)	–	–	–	17	–
Other	3	–	–	1	–	–	–	–	–	–	–
Non-controlling interests		–	–	(49)	–	–	(33)	–	–	–	–
Cash costs		$ 286	$ 47	$ 72	$ 60	$ 29	$ 57	$ 45	$ 14	$ 57	$ 53
General & administrative costs		–	–	–	–	–	8	–	–	–	–
Minesite exploration and evaluation costs	4	5	–	–	1	1	–	–	–	–	2
Minesite sustaining capital expenditures	5	57	7	35	59	7	16	17	1	17	9
Rehabilitation – accretion and amortization (operating sites)	6	9	–	3	–	2	1	1	1	(1)	1
Non-controlling interests		(4)	–	(15)	–	–	(9)	–	–	–	–
All-in sustaining costs		$ 353	$ 54	$ 95	$ 120	$ 39	$ 73	$ 63	$ 16	$ 73	$ 65
Project exploration and evaluation and project costs	4	3	–	–	–	–	–	–	–	–	–
Project capital expenditures	5	76	13	–	–	–	3	–	–	–	–
Non-controlling interests		–	–	–	–	–	(1)	–	–	–	–
All-in costs		$ 432	$ 67	$ 95	$ 120	$ 39	$ 75	$ 63	$ 16	$ 73	$ 65
Ounces sold – equity basis (000s ounces)		595	66	170	74	50	86	48	10	72	61
Cost of sales per ounce	7,8	$ 792	$ 802	$ 686	$ 1,352	$4,186	$ 852	$ 1,083	$ 1,423	$ 733	$ 1,022
Cash costs per ounce	8	$ 479	$ 701	$ 425	$ 823	$ 607	$ 651	$ 932	$ 1,430	$ 786	$ 857
Cash costs per ounce (on a co-product basis)	8,9	$ 480	$ 701	$ 482	$ 848	$ 653	$ 658	$ 935	$ 1,448	$ 796	$ 863
All-in sustaining costs per ounce	8	$ 591	$ 798	$ 559	$ 1,648	$ 796	$ 857	$ 1,311	$ 1,586	$ 1,018	$ 1,054
All-in sustaining costs per ounce (on a co-product basis)	8,9	$ 592	$ 798	$ 616	$ 1,673	$ 842	$ 864	$ 1,314	$ 1,604	$ 1,028	$ 1,060
All-in costs per ounce	8	$ 723	$ 993	$ 560	$ 1,648	$ 800	$ 878	$ 1,311	$ 1,586	$ 1,018	$ 1,054
All-in costs per ounce (on a co-product basis)	8,9	$ 724	$ 993	$ 617	$ 1,673	$ 846	$ 885	$ 1,314	$ 1,604	$ 1,028	$ 1,060

72 Barrick Gold Corporation | Financial Report 2018

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended December 31, 2017

($ millions, except per ounce information in dollars)	Footnote	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
Cost of sales applicable to gold production		$ 428	$ 55	$ 241	$ 108	$ 75	$ 114	$ 53	$ 14	$ 69	$ 79
Depreciation		(155)	(10)	(107)	(33)	(18)	(25)	(8)	–	(12)	(16)
By-product credits	1	(1)	–	(14)	(5)	(4)	–	–	–	(1)	–
Non-recurring items	2	–	–	–	–	–	–	–	–	–	–
Other	3	–	–	–	–	–	1	–	–	–	–
Non-controlling interests		(1)	–	(49)	–	–	(31)	–	–	–	–
Cash costs		$ 271	$ 45	$ 71	$ 70	$ 53	$ 59	$ 45	$ 14	$ 56	$ 63
General & administrative costs		–	–	–	–	–	9	–	–	–	–
Minesite exploration and evaluation costs	4	4	–	–	–	–	–	–	–	1	3
Minesite sustaining capital expenditures	5	94	8	30	39	8	18	10	–	16	8
Rehabilitation – accretion and amortization (operating sites)	6	4	–	3	–	1	1	1	–	(1)	–
Non-controlling interests		–	–	(13)	–	–	(12)	–	–	–	–
All-in sustaining costs		$ 373	$ 53	$ 91	$ 109	$ 62	$ 75	$ 56	$ 14	$ 72	$ 74
Project exploration and evaluation and project costs	4	4	–	–	–	–	–	–	–	–	–
Project capital expenditures	5	63	4	–	–	–	3	–	–	–	–
Non-controlling interests		–	–	–	–	–	(1)	–	–	–	–
All-in costs		$ 440	$ 57	$ 91	$ 109	$ 62	$ 77	$ 56	$ 14	$ 72	$ 74
Ounces sold – equity basis (000s ounces)		539	81	182	114	114	94	64	11	80	93
Cost of sales per ounce	7,8	$ 794	$ 672	$ 795	$ 953	$ 659	$ 774	$ 831	$ 1,221	$ 864	$ 850
Cash costs per ounce	8	$ 506	$ 550	$ 388	$ 609	$ 461	$ 581	$ 690	$ 1,218	$ 705	$ 675
Cash costs per ounce (on a co-product basis)	8,9	$ 507	$ 550	$ 490	$ 618	$ 508	$ 587	$ 695	$ 1,228	$ 715	$ 680
All-in sustaining costs per ounce	8	$ 696	$ 638	$ 498	$ 950	$ 547	$ 779	$ 864	$ 1,262	$ 897	$ 796
All-in sustaining costs per ounce (on a co-product basis)	8,9	$ 697	$ 638	$ 600	$ 959	$ 594	$ 785	$ 869	$ 1,272	$ 907	$ 801
All-in costs per ounce	8	$ 818	$ 692	$ 498	$ 950	$ 553	$ 803	$ 878	$ 1,267	$ 897	$ 796
All-in costs per ounce (on a co-product basis)	8,9	$ 819	$ 692	$ 600	$ 959	$ 600	$ 809	$ 883	$ 1,277	$ 907	$ 801

Barrick Gold Corporation | Financial Report 2018 73

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2018

($ millions, except per ounce information in dollars)	Footnote	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
Cost of sales applicable to gold production		$ 1,715	$ 206	$ 732	$ 310	$ 337	$ 456	$ 195	$ 53	$ 213	$ 288
Depreciation		(649)	(28)	(185)	(121)	(46)	(89)	(18)	–	(42)	(52)
By-product credits	1	(2)	–	(90)	(8)	(13)	(4)	(1)	–	(2)	(2)
Non-recurring items	2	–	–	(2)	(4)	(166)	–	–	–	–	–
Other	3	–	–	2	–	–	–	–	–	–	–
Non-controlling interests		–	–	(183)	–	–	(131)	–	–	–	–
Cash costs		$ 1,064	$ 178	$ 274	$ 177	$ 112	$ 232	$ 176	$ 53	$ 169	$ 234
General & administrative costs		–	–	–	–	–	26	–	–	–	–
Minesite exploration and evaluation costs	4	19	–	–	2	2	–	–	–	–	10
Minesite sustaining capital expenditures	5	260	20	145	143	20	81	42	3	62	26
Rehabilitation – accretion and amortization (operating sites)	6	30	1	10	1	25	4	4	3	(1)	4
Non-controlling interests		(10)	–	(62)	–	–	(40)	–	–	–	–
All-in sustaining costs		$ 1,363	$ 199	$ 367	$ 323	$ 159	$ 303	$ 222	$ 59	$ 230	$ 274
Project exploration and evaluation and project costs	4	6	–	–	–	–	–	–	–	–	–
Project capital expenditures	5	312	42	–	–	2	12	–	–	–	–
Non-controlling interests		–	–	–	–	–	(4)	–	–	–	–
All-in costs		$ 1,681	$ 241	$ 367	$ 323	$ 161	$ 311	$ 222	$ 59	$ 230	$ 274
Ounces sold – equity basis (000s ounces)		2,097	262	590	280	251	333	168	30	213	320
Cost of sales per ounce	7,8	$ 818	$ 783	$ 750	$ 1,112	$ 1,342	$ 876	$ 1,157	$ 1,755	$ 996	$ 899
Cash costs per ounce	8	$ 507	$ 678	$ 465	$ 629	$ 448	$ 680	$ 1,046	$ 1,762	$ 796	$ 732
Cash costs per ounce (on a co-product basis)	8,9	$ 508	$ 678	$ 553	$ 654	$ 499	$ 687	$ 1,050	$ 1,772	$ 810	$ 737
All-in sustaining costs per ounce	8	$ 649	$ 756	$ 623	$ 1,154	$ 636	$ 905	$ 1,318	$ 1,954	$ 1,083	$ 857
All-in sustaining costs per ounce (on a co-product basis)	8,9	$ 650	$ 756	$ 711	$ 1,179	$ 687	$ 912	$ 1,322	$ 1,964	$ 1,097	$ 862
All-in costs per ounce	8	$ 801	$ 916	$ 623	$ 1,154	$ 644	$ 929	$ 1,320	$ 1,954	$ 1,083	$ 857
All-in costs per ounce (on a co-product basis)	8,9	$ 802	$ 916	$ 711	$ 1,179	$ 695	$ 936	$ 1,324	$ 1,964	$ 1,097	$ 862

74 Barrick Gold Corporation | Financial Report 2018

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

($ millions, except per ounce information in dollars)	Footnote	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
Cost of sales applicable to gold production		$ 1,869	$ 159	$ 730	$ 410	$ 245	$ 469	$ 193	$ 55	$ 239	$ 292
Depreciation		(793)	(28)	(229)	(119)	(68)	(107)	(27)	(3)	(39)	(58)
By-product credits	1	(3)	–	(72)	(17)	(16)	(7)	(1)	–	(3)	(2)
Non-recurring items	2	–	–	–	–	–	–	–	–	–	–
Other	3	–	–	–	–	–	1	–	–	–	–
Non-controlling interests		(1)	–	(171)	–	–	(127)	–	–	–	–
Cash costs		$ 1,072	$ 131	$ 258	$ 274	$ 161	$ 229	$ 165	$ 52	$ 197	$ 232
General & administrative costs		–	–	–	–	–	21	–	–	–	–
Minesite exploration and evaluation costs	4	16	–	–	3	4	–	–	–	1	9
Minesite sustaining capital expenditures	5	360	32	114	173	20	137	44	–	55	20
Rehabilitation – accretion and amortization (operating sites)	6	25	1	13	2	7	6	5	2	(2)	3
Non-controlling interests		(3)	–	(51)	–	–	(61)	–	–	–	–
All-in sustaining costs		$ 1,470	$ 164	$ 334	$ 452	$ 192	$ 332	$ 214	$ 54	$ 251	$ 264
Project exploration and evaluation and project costs	4	8	–	–	–	–	–	–	–	–	–
Project capital expenditures	5	224	4	–	–	5	11	5	1	–	–
Non-controlling interests		–	–	–	–	–	(4)	–	–	–	–
All-in costs		$ 1,702	$ 168	$ 334	$ 452	$ 197	$ 339	$ 219	$ 55	$ 251	$ 264
Ounces sold – equity basis (000s ounces)		2,357	222	637	458	397	379	196	41	253	362
Cost of sales per ounce	7,8	$ 792	$ 715	$ 699	$ 897	$ 617	$ 791	$ 986	$ 1,334	$ 944	$ 806
Cash costs per ounce	8	$ 455	$ 589	$ 405	$ 598	$ 405	$ 587	$ 841	$ 1,265	$ 781	$ 642
Cash costs per ounce (on a co-product basis)	8,9	$ 456	$ 589	$ 475	$ 636	$ 446	$ 598	$ 846	$ 1,270	$ 791	$ 647
All-in sustaining costs per ounce	8	$ 624	$ 733	$ 525	$ 987	$ 483	$ 875	$ 1,092	$ 1,329	$ 993	$ 729
All-in sustaining costs per ounce (on a co-product basis)	8,9	$ 625	$ 733	$ 595	$ 1,025	$ 524	$ 886	$ 1,097	$ 1,334	$ 1,003	$ 734
All-in costs per ounce	8	$ 722	$ 753	$ 525	$ 987	$ 497	$ 894	$ 1,119	$ 1,349	$ 993	$ 729
All-in costs per ounce (on a co-product basis)	8,9	$ 723	$ 753	$ 595	$ 1,025	$ 538	$ 905	$ 1,124	$ 1,354	$ 1,003	$ 734

Barrick Gold Corporation | Financial Report 2018 75

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2016

($ millions, except per ounce information in dollars)	Footnote	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
Cost of sales applicable to gold production		$ 1,896	$ 155	$ 644	$ 464	$ 276	$ 719	$ 188	$ 54	$ 203	$ 289
Depreciation		(807)	(27)	(147)	(118)	(96)	(166)	(26)	(5)	(34)	(56)
By-product credits	1	(2)	–	(90)	(27)	(17)	(39)	(1)	–	(2)	(2)
Non-recurring items	2	–	–	34	(10)	–	–	–	–	–	–
Other	3	–	–	5	–	–	8	–	–	–	7
Non-controlling interests		–	–	(170)	–	–	(188)	–	–	–	–
Cash costs		$ 1,087	$ 128	$ 276	$ 309	$ 163	$ 334	$ 161	$ 49	$ 167	$ 238
General & administrative costs		–	–	–	–	–	55	–	–	–	–
Minesite exploration and evaluation costs	4	10	–	–	1	2	3	–	–	1	5
Minesite sustaining capital expenditures	5	217	32	101	95	51	190	37	2	43	21
Rehabilitation – accretion and amortization (operating sites)	6	26	1	10	4	8	6	1	2	(2)	4
Non-controlling interests		(4)	–	(44)	–	–	(88)	–	–	–	–
All-in sustaining costs		$ 1,336	$ 161	$ 343	$ 409	$ 224	$ 500	$ 199	$ 53	$ 209	$ 268
Project exploration and evaluation and project costs	4	19	–	–	–	–	–	–	–	–	–
Project capital expenditures	5	141	–	–	–	5	1	–	–	–	–
Non-controlling interests		(30)	–	–	–	–	–	–	–	–	–
All-in costs		$ 1,466	$ 161	$ 343	$ 409	$ 229	$ 501	$ 199	$ 53	$ 209	$ 268
Ounces sold – equity basis (000s ounces)		2,162	257	700	532	425	522	237	36	243	380
Cost of sales per ounce	7,8	$ 876	$ 603	$ 564	$ 872	$ 651	$ 880	$ 795	$ 1,512	$ 836	$ 762
Cash costs per ounce	8	$ 502	$ 498	$ 395	$ 582	$ 383	$ 640	$ 679	$ 1,376	$ 689	$ 627
Cash costs per ounce (on a co-product basis)	8,9	$ 503	$ 498	$ 473	$ 632	$ 423	$ 677	$ 683	$ 1,385	$ 697	$ 615
All-in sustaining costs per ounce	8	$ 618	$ 625	$ 490	$ 769	$ 529	$ 958	$ 839	$ 1,493	$ 858	$ 706
All-in sustaining costs per ounce (on a co-product basis)	8,9	$ 619	$ 625	$ 568	$ 819	$ 569	$ 995	$ 843	$ 1,502	$ 866	$ 694
All-in costs per ounce	8	$ 678	$ 625	$ 490	$ 769	$ 540	$ 960	$ 839	$ 1,493	$ 858	$ 706
All-in costs per ounce (on a co-product basis)	8,9	$ 679	$ 625	$ 568	$ 819	$ 580	$ 997	$ 843	$ 1,502	$ 866	$ 694

1 **By-product credits**
Revenues include the sale of by-products for our gold mines and energy sales from the Monte Rio power plant at our Pueblo Viejo mine for the three months ended December 31, 2018 of $nil (2017: $nil) and the year ended December 31, 2018 of $nil (2017: $nil; 2016: $33 million) up until its disposition on August 18, 2016.

2 **Non-recurring items**
These gains/costs are not indicative of our cost of production and have been excluded from the calculation of cash costs. Non-recurring items for the current year mainly relate to inventory impairment of $166 million at Lagunas Norte.

3 **Other**
Other adjustments include adding the net margins related to power sales at Pueblo Viejo of $nil and $nil, respectively, for the three months and year ended December 31, 2018 (2017: $nil and $nil, respectively; 2016: $5 million) and adding the cost of treatment and refining charges of $nil and $nil, respectively, for the three months and year ended December 31, 2018 (2017: $1 million and $1 million, respectively; 2016: $9 million).

4 **Exploration and evaluation costs**
Exploration, evaluation and project expenses are presented as minesite if it supports current mine operations and project if it relates to future projects. Refer to page 41 of this MD&A.

76 Barrick Gold Corporation | Financial Report 2018

MANAGEMENT'S DISCUSSION AND ANALYSIS

5 Capital expenditures
Capital expenditures are related to our gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are Crossroads, the Cortez Range Front declines, Goldrush, and the Deep South Expansion at Barrick Nevada and construction of the third shaft at Turquoise Ridge. Refer to page 41 of this MD&A.

6 Rehabilitation – accretion and amortization
Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provisions of our gold operations, split between operating and non-operating sites.

7 Cost of sales per ounce
Cost of sales related to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Acacia and 40% South Arturo from cost of sales), divided by attributable gold ounces sold.

8 Per ounce figures
Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

9 Co-product costs per ounce
Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

For the three months ended Dec. 31, 2018

($ millions)	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
By-product credits	$ –	$ –	$ 17	$ 2	$ 3	$ 1	$ –	$ –	$ –	$ 1
Non-controlling interest	–	–	(7)	–	–	–	–	–	–	–
By-product credits (net of non-controlling interest)	$ –	$ –	$ 10	$ 2	$ 3	$ 1	$ –	$ –	$ –	$ 1

For the three months ended Dec. 31, 2017

($ millions)	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
By-product credits	$ 1	$ –	$ 14	$ 5	$ 4	$ –	$ –	$ –	$ 1	$ –
Non-controlling interest	–	–	(6)	–	–	–	–	–	–	–
By-product credits (net of non-controlling interest)	$ 1	$ –	$ 8	$ 5	$ 4	$ –	$ –	$ –	$ 1	$ –

For the year ended Dec. 31, 2018

($ millions)	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
By-product credits	$ 2	$ –	$ 90	$ 8	$ 13	$ 4	$ 1	$ –	$ 2	$ 2
Non-controlling interest	–	–	(37)	–	–	(1)	–	–	–	–
By-product credits (net of non-controlling interest)	$ 2	$ –	$ 53	$ 8	$ 13	$ 3	$ 1	$ –	$ 2	$ 2

For the year ended Dec. 31, 2017

($ millions)	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
By-product credits	$ 3	$ –	$ 72	$ 17	$ 16	$ 7	$ 1	$ –	$ 3	$ 2
Non-controlling interest	–	–	(28)	–	–	(3)	–	–	–	–
By-product credits (net of non-controlling interest)	$ 3	$ –	$ 44	$ 17	$ 16	$ 4	$ 1	$ –	$ 3	$ 2

For the year ended Dec. 31, 2016

($ millions)	Barrick Nevada	Turquoise Ridge	Pueblo Viejo	Veladero	Lagunas Norte	Acacia	Hemlo	Golden Sunlight	Porgera	Kalgoorlie
By-product credits	$ 2	$ –	$ 90	$ 27	$ 17	$ 39	$ 1	$ –	$ 2	$ 2
Non-controlling interest	–	–	(39)	–	–	(14)	–	–	–	–
By-product credits (net of non-controlling interest)	$ 2	$ –	$ 51	$ 27	$ 17	$ 25	$ 1	$ –	$ 2	$ 2

Barrick Gold Corporation | Financial Report 2018 77

MANAGEMENT'S DISCUSSION AND ANALYSIS

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)	For the years ended Dec. 31 2018	2017	2016	For the three months ended Dec. 31 2018	2017
Cost of sales	$ 558	$ 399	$ 319	$ 210	$ 107
Depreciation/amortization	(170)	(83)	(45)	(84)	(24)
Treatment and refinement charges	144	157	167	41	41
Cash cost of sales applicable to equity method investments	281	245	203	78	75
Less: royalties and production taxes	(44)	(38)	(41)	(15)	(11)
By-product credits	(6)	(5)	–	(2)	(1)
Other	(11)	–	–	(11)	–
C1 cash cost of sales	$ 752	$ 675	$ 603	$ 217	$ 187
General & administrative costs	28	12	14	5	3
Rehabilitation – accretion and amortization	16	12	7	3	3
Royalties and production taxes	44	38	41	15	11
Minesite exploration and evaluation costs	4	6	–	2	1
Minesite sustaining capital expenditures	220	204	169	67	67
Inventory write-downs	11	–	–	11	–
All-in sustaining costs	$ 1,075	$ 947	$ 834	$ 320	$ 272
Pounds sold – consolidated basis (millions pounds)	382	405	405	109	107
Cost of sales per pound[1,2]	$ 2.40	$ 1.77	$ 1.41	$ 2.85	$ 1.79
C1 cash cost per pound[1]	$ 1.97	$ 1.66	$ 1.49	$ 1.98	$ 1.72
All-in sustaining costs per pound[1]	$ 2.82	$ 2.34	$ 2.05	$ 2.95	$ 2.51

1. Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
2. Cost of sales per pound related to copper is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds sold (including our proportionate share of copper pounds sold from our equity method investments).

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis, by operating site

	For the three months ended December 31					
	2018			2017		
($ millions, except per pound information in dollars)	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	$ 77	$ 210	$ 23	$ 73	$ 104	$ 23
Depreciation/amortization	(19)	(84)	(3)	(16)	(24)	(5)
Treatment and refinement charges	–	36	5	–	37	4
Less: royalties and production taxes	–	(11)	(4)	–	(11)	–
By-product credits	–	–	(2)	–	–	–
Other	–	(11)	–	–	–	–
C1 cash cost of sales	$ 58	$ 140	$ 19	$ 57	$ 106	$ 22
Rehabilitation – accretion and amortization	–	3	–	–	3	–
Royalties and production taxes	–	11	4	–	11	–
Minesite exploration and evaluation costs	2	–	–	1	–	–
Minesite sustaining capital expenditures	16	47	4	21	43	3
Inventory write-downs	–	11	–	–	–	–
All-in sustaining costs	$ 76	$ 212	$ 27	$ 79	$ 163	$ 25
Pounds sold – consolidated basis (millions pounds)	30	65	14	32	65	10
Cost of sales per pound[1,2]	$ 2.55	$ 3.22	$ 1.70	$ 2.29	$ 1.60	$ 2.15
C1 cash cost per pound[1]	$ 1.91	$ 2.12	$ 1.48	$ 1.78	$ 1.63	$ 2.05
All-in sustaining costs per pound[1]	$ 2.50	$ 3.26	$ 2.04	$ 2.45	$ 2.52	$ 2.41

78 Barrick Gold Corporation | Financial Report 2018

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the years ended December 31

($ millions, except per pound information in dollars)	2018 Zaldívar	2018 Lumwana	2018 Jabal Sayid	2017 Zaldívar	2017 Lumwana	2017 Jabal Sayid	2016 Zaldívar	2016 Lumwana	2016 Jabal Sayid
Cost of sales	$ 261	$ 558	$ 98	$ 243	$ 396	$ 75	$ 221	$ 319	$ 33
Depreciation/amortization	(59)	(170)	(19)	(55)	(83)	(17)	(44)	(45)	(6)
Treatment and refinement charges	–	125	19	–	144	14	–	161	6
Less: royalties and production taxes	–	(39)	(5)	–	(38)	–	–	(41)	–
By-product credits	–	–	(6)	–	–	(5)	–	–	–
Other	–	(11)	–	–	–	–	–	–	–
C1 cash cost of sales	$ 202	$ 463	$ 87	$ 188	$ 419	$ 67	$ 177	$ 394	$ 33
Rehabilitation – accretion and amortization	–	16	–	–	12	–	–	7	–
Royalties and production taxes	–	39	5	–	38	–	–	41	–
Minesite exploration and evaluation costs	2	2	–	4	2	–	–	–	–
Minesite sustaining capital expenditures	49	154	17	58	123	23	56	96	17
Inventory write-downs	–	11	–	–	–	–	–	–	–
All-in sustaining costs	$ 253	$ 685	$ 109	$ 250	$ 594	$ 90	$ 233	$ 538	$ 50
Pounds sold – consolidated basis (millions pounds)	103	222	57	113	253	39	114	274	17
Cost of sales per pound[1,2]	$ 2.55	$ 2.51	$ 1.73	$ 2.15	$ 1.57	$ 1.90	$ 1.93	$ 1.16	$ 1.98
C1 cash cost per pound[1]	$ 1.97	$ 2.08	$ 1.53	$ 1.66	$ 1.66	$ 1.70	$ 1.55	$ 1.44	$ 1.97
All-in sustaining costs per pound[1]	$ 2.47	$ 3.08	$ 1.92	$ 2.21	$ 2.35	$ 2.30	$ 2.05	$ 1.97	$ 2.98

1. Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
2. Cost of sales per pound applicable to copper is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds sold (including our proportionate share of copper pounds sold from our equity method investments).

Barrick Gold Corporation | Financial Report 2018 79

MANAGEMENT’S DISCUSSION AND ANALYSIS EBITDA and Adjusted EBITDA EBITDA is a non-GAAP financial measure, which excludes the following from net earnings: n Income tax expense; n Finance costs; n Finance income; and n Depreciation. other stakeholders of Barrick in better understanding our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented. Starting in the fourth quarter of 2018, we amended our calculation of Adjusted EBITDA to remove the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. The prior periods have been restated to reflect the change in presentation. We believe this change will assist analysts, investors and other stakeholders of Barrick in better understanding the ability of our full business, including equity method investments, to generate liquidity from operating cash flow. EBITDA and adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently. Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; other expense adjustments; and unrealized gains on non-hedge derivative instruments. We believe these items provide a greater level of consistency with the adjusting items included in our Adjusted Net Earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and Barrick Gold Corporation | Financial Report 2018 80

MANAGEMENT'S DISCUSSION AND ANALYSIS

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions)	For the years ended Dec. 31 2018	2017	2016	For the three months ended Dec. 31 2018	2017
Net earnings (loss)	$ (1,435)	$ 1,516	$ 861	$ (1,165)	$ (467)
Income tax expense	1,198	1,231	917	776	51
Finance costs, net[1]	458	624	725	95	115
Depreciation	1,457	1,647	1,574	441	434
EBITDA	$ 1,678	$ 5,018	$ 4,077	$ 147	$ 133
Impairment charges (reversals) of long-lived assets[2]	900	(212)	(250)	408	916
Acquisition/disposition (gains)/losses[3]	(68)	(911)	42	(19)	(29)
Foreign currency translation (gains)/losses	136	72	199	(16)	12
Other expense adjustments[4]	336	51	(15)	261	17
Unrealized gains on non-hedge derivative instruments	1	(1)	(32)	1	5
Income tax expense, net finance costs[1], and depreciation from equity investees	$ 97	$ 98	$ 63	$ 24	$ 29
Adjusted EBITDA	$ 3,080	$ 4,115	$ 4,084	$ 806	$ 1,083

1. Finance costs exclude accretion.
2. Net impairment charges for the current year primarily relate to non-current asset impairments at Lagunas Norte during the third quarter of 2018, and non-current asset and goodwill impairments at Veladero during the fourth quarter of 2018.
3. Disposition gains for the current year primarily relate to the gain on the sale of a non-core royalty asset at Acacia.
4. Other expense adjustments for the current year primarily relate to the inventory impairment charge at Lagunas Norte, the write-off of a Western Australia long-term stamp duty receivable, costs associated with the merger with Randgold, and the settlement of a dispute regarding a historical supplier contract acquired as part of the Equinox acquisition in 2011.

Reconciliation of Segment Income to Segment EBITDA

For the year ended Dec. 31, 2018

($ millions)	Barrick Nevada	Turquoise Ridge	Pueblo Viejo (60%)	Veladero	Lagunas Norte	Acacia (100%)
Segment Income	$ 890	$ 126	$ 342	$ 53	$ (13)	$ 171
Depreciation	649	28	115	121	46	89
Segment EBITDA	$ 1,539	$ 154	$ 457	$ 174	$ 33	$ 260

For the year ended Dec. 31, 2017

($ millions)	Barrick Nevada	Turquoise Ridge	Pueblo Viejo (60%)	Veladero	Lagunas Norte	Acacia (100%)
Segment Income	$ 1,052	$ 119	$ 395	$ 173	$ 259	$ 191
Depreciation	793	28	143	119	68	107
Segment EBITDA	$ 1,845	$ 147	$ 538	$ 292	$ 327	$ 298

For the year ended Dec. 31, 2016

($ millions)	Barrick Nevada	Turquoise Ridge	Pueblo Viejo (60%)	Veladero	Lagunas Norte	Acacia (100%)
Segment Income	$ 771	$ 166	$ 528	$ 220	$ 260	$ 299
Depreciation	807	27	93	118	96	166
Segment EBITDA	$ 1,578	$ 193	$ 621	$ 338	$ 356	$ 465

Barrick Gold Corporation | Financial Report 2018 81

MANAGEMENT'S DISCUSSION AND ANALYSIS

Realized Price

Realized price is a non-GAAP financial measure which excludes from sales:

- Unrealized gains and losses on non-hedge derivative contracts;
- Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;
- Sales attributable to ore purchase arrangements;
- Treatment and refining charges; and
- Export duties.

This measure is intended to enable Management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices, so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We also exclude export duties that are paid upon sale and netted against revenues as well as treatment and refining charges that are paid to the refiner on gold and copper concentrate sales that are netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our Company's past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

For the years ended Dec. 31

	Gold			Copper		
($ millions, except per ounce/pound information in dollars)	2018	2017	2016	2018	2017	2016
Sales	$ 6,600	$ 7,631	$ 7,908	$ 512	$ 608	$ 466
Sales applicable to non-controlling interests	(734)	(810)	(948)	–	–	–
Sales applicable to equity method investments[1,2]	–	–	–	442	427	293
Realized non-hedge gold/copper derivative (losses) gains	2	3	(2)	–	–	–
Sales applicable to Pierina[3]	(111)	(153)	(112)	–	–	–
Treatment and refinement charges	1	1	16	144	157	167
Export duties	(1)	–	2	–	–	–
Revenues – as adjusted	$ 5,757	$ 6,672	$ 6,864	$ 1,098	$ 1,192	$ 926
Ounces/pounds sold (000s ounces/millions pounds)[3]	4,544	5,302	5,503	382	405	405
Realized gold/copper price per ounce/pound[4]	$ 1,267	$ 1,258	$ 1,248	$ 2.88	$ 2.95	$ 2.29

1 Represents sales of $300 million for the year ended December 31, 2018 (2017: $325 million; 2016: $259 million) applicable to our 50% equity method investment in Zaldívar and $161 million (2017: $116 million; 2016: $40 million) applicable to our 50% equity method investment in Jabal Sayid.
2. Sales applicable to equity method investments are net of treatment and refinement charges.
3. Figures exclude Pierina from the calculation of realized price per ounce, which is mining incidental ounces as it enters closure.
4. Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

82 Barrick Gold Corporation | Financial Report 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS Technical Information The scientific and technical information contained in this MD&A has been reviewed and approved by Rick Sims, Registered Member SME, Vice President, Reserves and Resources of Barrick; Geoffrey Locke, P. Eng., Manager, Metallurgy of Barrick; and Mike Tsafaras, P. Eng., Manager, Value Realization of Barrick who are each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Following the completion of the merger with Randgold, the designation of Qualified Persons for the combined company will be reviewed and may be updated for future reporting. Endnotes 1 These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 67 to 82 of this MD&A. Amount excludes capital leases and includes Acacia (100% basis). Includes $146 million cash primarily held at Acacia, which may not be readily deployed. Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Acacia and 40% South Arturo from cost of sales), divided by attributable gold ounces sold. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds sold (including our proportionate share of copper pounds sold from our equity method investments). Total reportable incident frequency rate (“TRIFR”) is a ratio calculated as follows: number of reportable injuries x 200,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries. 6 Estimated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2018, unless otherwise noted. Proven reserves of 344.6 million tonnes grading 2.15 g/t, representing 23.9 million ounces of gold, and 169.2 million tonnes grading 0.59%, representing 2.195 billion pounds of copper. Probable reserves of 0.9 billion tonnes grading 1.33 g/t, representing 38.4 million ounces of gold, and 452.7 million tonnes grading 0.55%, representing 5.454 billion pounds of copper. Measured resources of 405.3 million tonnes grading 0.93 g/t, representing 12.2 million ounces of gold, and 129.7 million tonnes grading 0.36%, representing 1.034 billion pounds of copper. Indicated resources of 1.6 billion tonnes grading 1.52 g/t, representing 76.7 million ounces of gold, and 585.9 million tonnes grading 0.49%, representing 6.367 billion pounds of copper. Inferred resources of 852.9 million tonnes grading 1.22 g/t, representing 33.5 million ounces of gold, and 141.3 million tonnes grading 0.42%, representing 1.323 billion pounds of copper. Pascua-Lama measured resources of 42.8 million tonnes grading 1.86 g/t representing 2.6 million ounces of gold, and indicated resources of 391.7 million tonnes grading 1.49 g/t, representing 18.8 million ounces of gold. Complete mineral reserve and mineral resource data for all mines and projects referenced in this MD&A, including tonnes, grades, and ounces, can be found on pages 86–93 of Barrick’s Annual Report 2018. 2 3 4 5 Barrick Gold Corporation | Financial Report 2018 83

MANAGEMENT’S DISCUSSION AND ANALYSIS 7 Compared to the continued use of heavy fuel oil and based on an oil price assumption of $70 per barrel and a natural gas price assumption of $3.75/MMbtu. A Tier One Gold Asset is a mine with a stated life in excess of 10 years with 2017 production of at least 500,000 ounces of gold and 2017 total cash cost per ounce within the bottom half of Wood Mackenzie’s cost curve tools (excluding state-owned and privately-owned mines). For purposes of determining Tier One Gold Assets, Total cash cost per ounce is based on data from Wood Mackenzie as of August 31, 2018. The Wood Mackenzie calculation of Total cash cost per ounce may not be identical to the manner in which Barrick calculates comparable measures. Total cash cost per ounce is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Total cash cost per ounce should not be considered by investors as an alternative to operating profit, net profit attributable to shareholders, or to other IFRS measures. Barrick believes that Total cash cost per ounce is a useful indicator for investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies. Wood Mackenzie is an independent third party research and consultancy firm that provides data for, among others, the metals and mining industry. Wood Mackenzie does not have any affiliation to Barrick. 9 Estimated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2017, unless otherwise noted. Proven reserves of 398.2 million tonnes grading 1.91 g/t, representing 24.4 million ounces of gold, and 170.7 million tonnes grading 0.556%, representing 2.095 billion pounds of copper. Probable reserves of 0.9 billion tonnes grading 1.39 g/t, representing 40.0 million ounces of gold, and 456.7 million tonnes grading 0.592%, representing 5.956 billion pounds of copper. Measured resources of 400.0 million tonnes grading 0.92 g/t, representing 11.8 million ounces of gold, and 90.9 million tonnes grading 0.401%, representing 803.1 million pounds of copper. Indicated resources of 1.6 billion tonnes grading 1.54 g/t, representing 76.8 million ounces of gold, and 581.2 million tonnes grading 0.506%, representing 6.484 billion pounds of copper. Inferred resources of 795.4 million tonnes grading 1.21 g/t, representing 30.8 million ounces of gold, and 125.4 million tonnes grading 0.482%, representing 1.331 billion pounds of copper. Pascua-Lama measured resources of 42.8 million tonnes grading 1.86 g/t representing 2.6 ounces of gold, and indicated resources of 391.7 tonnes grading 1.49 g/t, representing 18.8 ounces of gold. Complete 2017 mineral reserve and mineral resource data for all mines and projects referenced in this MD&A, including tonnes, grades, and ounces, can be found on pages 30–39 of Barrick’s Annual Information Form/Form 40-F for the year ended December 31, 2017 on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission. Assets, which in the opinion of Barrick, have the potential to deliver significant unrealized value in the future. Currently consists of Barrick’s Lumwana mine and Zaldívar and Jabal Sayid copper joint ventures. 8 10 11 Barrick Gold Corporation | Financial Report 2018 84

MANAGEMENT’S DISCUSSION AND ANALYSIS Glossary of Technical Terms ALL-IN SUSTAINING COSTS: A measure of cost per ounce/pound for gold/copper. Refer to page 70 of this MD&A for further information and a reconciliation of the measure. AUTOCLAVE: Oxidation process in which high temperatures and pressures are applied to convert refractory sulfide mineralization into amenable oxide ore. BY-PRODUCT: A secondary metal or mineral product recovered in the milling process such as silver. C1 CASH COSTS: A measure of cost per pound for copper. Refer to page 78 of this MD&A for further information and a reconciliation of the measure. CASH COSTS: A measure of cost per ounce for gold. Refer to page 70 of this MD&A for further information and a reconciliation of the measure. CONCENTRATE: A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated. CONTAINED OUNCES: Represents ounces in the ground before loss of ounces not able to be recovered by the applicable metallurgical process. DEVELOPMENT: Work carried out for the purpose of gaining access to an ore body. In an underground mine this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden. DILUTION: The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade. DORÉ: Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal. DRILLING: Core: drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays. Used in mineral exploration. In-fill: drilling closer spaced holes in between existing holes, used to provide greater geological detail and to help establish reserve estimates. EXPLORATION: Prospecting, sampling, mapping, diamond-drilling and other work involved in searching for ore. FREE CASH FLOW: A measure that reflects our ability to generate cash flow. Refer to page 68 of this MD&A for a definition. GRADE: The amount of metal in each tonne of ore, expressed as grams per tonne for precious metals and as a percentage for most other metals. Cut-off grade: the minimum metal grade at which an ore body can be economically mined (used in the calculation of ore reserves). Mill-head grade: metal content of per tonne of ore going into a mill for processing. (g/t) Reserve grade: estimated metal content of an ore body, based on reserve calculations. HEAP LEACHING: A process whereby gold/copper is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution/sulfuric acid which dissolves the contained gold/ copper. The gold/copper-laden solution is then collected for gold/copper recovery. HEAP LEACH PAD: A large impermeable foundation or pad used as a base for ore during heap leaching. MERRILL-CROWE PROCESS: A separation technique for removing gold from a cyanide solution. MILL: A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals. MINERAL RESERVE: See pages 86 to 93 – Summary Gold/ Copper Mineral Reserves and Mineral Resources. MINERAL RESOURCE: See pages 86 to 93 – Summary Gold/ Copper Mineral Reserves and Mineral Resources. OPEN PIT: A mine where the minerals are mined entirely from the surface. ORE: Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit. ORE BODY: A sufficiently large amount of ore that can be mined economically. OUNCES: Troy ounce is a unit of measure used for weighing gold at 999.9 parts per thousand purity and is equivalent to 31.1035g. RECLAMATION: The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas. RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the valuable material recovered compared to the total material originally contained. REFINING: The final stage of metal production in which impurities are removed from the molten metal. STRIPPING: Removal of overburden or waste rock overlying an ore body in preparation for mining by open pit methods. TAILINGS: The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing. Barrick Gold Corporation | Financial Report 2018 85

MINERAL RESERVES AND MINERAL RESOURCES Mineral Reserves and Mineral Resources The tables on the next seven pages set forth Barrick’s interest in the total proven and probable gold and copper reserves and in the total measured, indicated and inferred gold, copper and nickel resources and certain related information at each property. For further details of proven and probable mineral reserves and measured, indicated and inferred mineral resources by category, metal and property, see pages 87 to 93. The Company has carefully prepared and verified the mineral reserve and mineral resource figures and believes that its method of estimating mineral reserves has been verified by mining experience. These figures are estimates, however, and no assurance can be given that the indicated quantities of metal will be produced. Metal price fluctuations may render mineral reserves containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, could affect the Company’s profitability in any particular accounting period. Definitions A mineral resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. Barrick Gold Corporation | Financial Report 2018 86

MINERAL RESERVES AND MINERAL RESOURCES

Gold Mineral Reserves[1,2]

As at December 31, 2018	Proven			Probable			Total		
Based on attributable ounces	Tonnes (000s)	Grade (gm/t)	Contained ounces (000s)	Tonnes (000s)	Grade (gm/t)	Contained ounces (000s)	Tonnes (000s)	Grade (gm/t)	Contained ounces (000s)
North America									
Goldstrike Open Pit	50,281	2.85	4,609	8,706	3.78	1,058	58,987	2.99	5,667
Goldstrike Underground	5,233	11.32	1,904	3,675	8.07	954	8,908	9.98	2,858
Goldstrike Property Total	55,514	3.65	6,513	12,381	5.05	2,012	67,895	3.91	8,525
Pueblo Viejo (60.00%)	61,630	2.56	5,071	15,111	3.05	1,481	76,741	2.66	6,552
Cortez	17,642	2.01	1,138	127,412	1.86	7,599	145,054	1.87	8,737
Goldrush	–	–	–	6,399	9.69	1,993	6,399	9.69	1,993
Turquoise Ridge (75.00%)	9,018	13.62	3,950	7,373	12.16	2,883	16,391	12.97	6,833
South Arturo (60.00%)	2,257	3.20	232	2,006	2.79	180	4,263	3.01	412
Hemlo	1,425	4.17	191	22,677	2.38	1,733	24,102	2.48	1,924
Golden Sunlight	263	1.06	9	103	3.32	11	366	1.70	20
South America									
Norte Abierto (50.00%)[3]	114,851	0.65	2,391	483,950	0.59	9,232	598,801	0.60	11,623
Veladero (50.00%)[4]	15,508	0.66	327	91,068	0.76	2,211	106,576	0.74	2,538
Lagunas Norte	23,630	2.50	1,896	21,256	3.01	2,056	44,886	2.74	3,952
Australia Pacific									
Porgera (47.50%)	1,170	7.90	297	12,074	4.64	1,803	13,244	4.93	2,100
Kalgoorlie (50.00%)	20,825	1.23	825	75,563	1.16	2,826	96,388	1.18	3,651
Africa									
Bulyanhulu (63.90%)	1,542	11.01	546	5,063	7.38	1,201	6,605	8.23	1,747
North Mara (63.90%)	1,461	4.51	212	15,312	2.40	1,183	16,773	2.59	1,395
Buzwagi (63.90%)	6,817	0.90	197	–	–	–	6,817	0.90	197
Other	11,087	0.23	82	2,469	0.28	22	13,556	0.24	104
Total	**344,640**	**2.15**	**23,877**	**900,217**	**1.33**	**38,426**	**1,244,857**	**1.56**	**62,303**

Copper Mineral Reserves[1]

As at December 31, 2018	Proven			Probable			Total		
Based on attributable pounds	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)
Zaldívar (50.00%)	126,390	0.461	1,283.9	107,352	0.467	1,105.0	233,742	0.464	2,388.9
Lumwana	31,707	0.454	317.4	342,889	0.560	4,230.1	374,596	0.551	4,547.6
Jabal Sayid (50.00%)	11,087	2.428	593.5	2,469	2.178	118.6	13,556	2.383	712.1
Total	**169,184**	**0.588**	**2,194.8**	**452,710**	**0.546**	**5,453.7**	**621,894**	**0.558**	**7,648.6**

1. See accompanying endnote #1.
2. See accompanying endnote #2.
3. See accompanying endnote #3.
4. See accompanying endnote #4.

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MINERAL RESERVES AND MINERAL RESOURCES

Gold Mineral Resources[1,2]

As at December 31, 2018	Measured (M)			Indicated (I)			(M) + (I)	Inferred		
Based on attributable ounces	Tonnes (000s)	Grade (gm/t)	Contained ounces (000s)	Tonnes (000s)	Grade (gm/t)	Contained ounces (000s)	Contained ounces (000s)	Tonnes (000s)	Grade (gm/t)	Contained ounces (000s)
North America										
Goldstrike Open Pit	1,243	1.40	56	1,768	1.04	59	115	214	2.18	15
Goldstrike Underground	2,329	9.60	719	2,824	8.79	798	1,517	1,603	8.91	459
Goldstrike Property Total	3,572	6.75	775	4,592	5.80	857	1,632	1,817	8.11	474
Pueblo Viejo (60.00%)	7,613	2.39	585	93,739	2.47	7,442	8,027	27,598	2.43	2,152
Cortez	3,353	1.84	198	53,374	1.73	2,971	3,169	13,158	1.67	705
Goldrush[3]	–	–	–	30,942	9.40	9,353	9,353	11,867	9.31	3,552
Turquoise Ridge (75.00%)	2,983	7.70	738	2,439	8.23	645	1,383	1,872	11.93	718
South Arturo (60.00%)	3,596	1.06	122	10,229	1.04	342	464	1,140	1.31	48
Hemlo	592	3.10	59	36,878	1.28	1,515	1,574	6,023	3.37	653
Golden Sunlight	120	1.56	6	2,777	1.77	158	164	1,604	1.63	84
Donlin Gold (50.00%)	3,865	2.52	313	266,803	2.24	19,190	19,503	46,108	2.02	2,997
South America										
Norte Abierto (50.00%)[4]	321,528	0.56	5,766	528,596	0.44	7,540	13,306	346,770	0.35	3,916
Pascua-Lama	42,809	1.86	2,564	391,734	1.49	18,783	21,347	15,400	1.74	863
Veladero (50.00%)[5]	3,361	0.50	54	67,611	0.58	1,263	1,317	35,872	0.48	555
Lagunas Norte	1,136	1.07	39	15,814	1.13	576	615	1,546	1.35	67
Alturas	–	–	–	–	–	–	–	261,265	1.06	8,865
Australia Pacific										
Porgera (47.50%)	50	4.98	8	11,667	4.73	1,773	1,781	11,329	3.99	1,455
Kalgoorlie (50.00%)	5,343	1.42	244	25,455	1.51	1,235	1,479	9,402	2.33	704
Africa										
Bulyanhulu (63.90%)	362	13.49	157	4,720	7.97	1,210	1,367	9,587	11.76	3,625
North Mara (63.90%)	1,247	2.29	92	6,901	2.59	574	666	2,835	4.87	444
Buzwagi (63.90%)	–	–	–	2,878	–	96	96	31,898	0.77	790
Other	3,790	3.59	438	10,902	3.33	1,166	1,604	15,764	1.73	878
Total	**405,320**	**0.93**	**12,158**	**1,568,051**	**1.52**	**76,689**	**88,847**	**852,855**	**1.22**	**33,545**

Copper Mineral Resources[1,2]

As at December 31, 2018	Measured (M)			Indicated (I)			(M) + (I)	Inferred		
Based on attributable pounds	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)
Zaldívar (50.00%)	101,841	0.342	767.2	51,856	0.333	380.3	1,147.4	21,875	0.255	122.9
Lumwana	26,755	0.384	226.2	532,408	0.503	5,909.5	6,135.8	119,060	0.452	1,187.2
Jabal Sayid (50.00%)	1,127	1.627	40.4	1,603	2.178	77.0	117.4	357	1.646	13.0
Total	**129,723**	**0.361**	**1,033.8**	**585,867**	**0.493**	**6,366.7**	**7,400.6**	**141,292**	**0.425**	**1,323.1**

1. Resources which are not reserves do not have demonstrated economic viability.
2. See accompanying endnote #1.
3. See accompanying endnote #5.
4. See accompanying endnote #3.
5. See accompanying endnote #4.

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MINERAL RESERVES AND MINERAL RESOURCES

Summary Gold Mineral Reserves and Mineral Resources[1,2,3,4]

For the years ended December 31		2018			2017		
Based on attributable ounces		Tonnes (000s)	Grade (gm/t)	Ounces (000s)	Tonnes (000s)	Grade (gm/t)	Ounces (000s)
North America							
Goldstrike Open Pit	(proven and probable)	58,987	2.99	5,667	59,211	2.97	5,654
	(mineral resource)	3,011	1.19	115	5,604	2.80	505
Goldstrike Underground	(proven and probable)	8,908	9.98	2,858	8,581	10.02	2,765
	(mineral resource)	5,153	9.16	1,517	3,898	8.59	1,077
Goldstrike Property Total	(proven and probable)	67,895	3.91	8,525	67,792	3.86	8,419
	(mineral resource)	8,164	6.22	1,632	9,502	5.18	1,582
Pueblo Viejo (60.00%)	(proven and probable)	76,741	2.66	6,552	81,359	2.76	7,224
	(mineral resource)	101,352	2.46	8,027	101,686	2.46	8,054
Cortez	(proven and probable)	145,054	1.87	8,737	167,920	1.87	10,086
	(mineral resource)	56,727	1.74	3,169	31,423	1.85	1,868
Goldrush	(proven and probable)	6,399	9.69	1,993	5,671	8.12	1,481
	(mineral resource)	30,942	9.40	9,353	31,519	9.27	9,398
Turquoise Ridge (75.00%)	(proven and probable)	16,391	12.97	6,833	11,771	15.53	5,878
	(mineral resource)	5,422	7.93	1,383	5,106	9.17	1,506
South Arturo (60.00%)	(proven and probable)	4,263	3.01	412	3,824	2.97	365
	(mineral resource)	13,825	1.04	464	11,292	1.14	413
Hemlo	(proven and probable)	24,102	2.48	1,924	24,928	2.21	1,774
	(mineral resource)	37,470	1.31	1,574	41,339	1.40	1,858
Golden Sunlight	(proven and probable)	366	1.70	20	452	2.06	30
	(mineral resource)	2,897	1.76	164	3,134	1.78	179
Donlin Gold (50.00%)	(proven and probable)	–	–	–	–	–	–
	(mineral resource)	270,668	2.24	19,503	270,668	2.24	19,503
South America							
Norte Abierto (50.00%)[5]	(proven and probable)	598,801	0.60	11,623	598,801	0.60	11,623
	(mineral resource)	850,124	0.49	13,306	850,124	0.49	13,306
Pascua-Lama	(proven and probable)	–	–	–	–	–	–
	(mineral resource)	434,543	1.53	21,347	434,543	1.53	21,347
Veladero (50.00%)[6]	(proven and probable)	106,576	0.74	2,538	113,914	0.77	2,816
	(mineral resource)	70,972	0.58	1,317	70,095	0.57	1,276
Lagunas Norte	(proven and probable)	44,886	2.74	3,952	55,430	2.25	4,005
	(mineral resource)	16,950	1.13	615	30,942	0.95	950

1. Resources which are not reserves do not have demonstrated economic viability.
2. See accompanying endnote #1.
3. Measured plus indicated resources.
4. See accompanying endnote #2.
5. See accompanying endnote #3.
6. See accompanying endnote #4.

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MINERAL RESERVES AND MINERAL RESOURCES

Summary Gold Mineral Reserves and Mineral Resources[1,2,3,4]

For the years ended December 31		2018			2017		
Based on attributable ounces		Tonnes (000s)	Grade (gm/t)	Ounces (000s)	Tonnes (000s)	Grade (gm/t)	Ounces (000s)
Australia Pacific							
Porgera (47.50%)	(proven and probable)	13,244	4.93	2,100	13,255	4.78	2,038
	(mineral resource)	11,717	4.73	1,781	12,465	4.62	1,853
Kalgoorlie (50.00%)	(proven and probable)	96,388	1.18	3,651	99,060	1.21	3,858
	(mineral resource)	30,798	1.49	1,479	15,286	1.16	571
Africa							
Bulyanhulu (63.90%)	(proven and probable)	6,605	8.23	1,747	12,580	7.42	3,001
	(mineral resource)	5,082	8.37	1,367	9,208	9.04	2,676
North Mara (63.90%)	(proven and probable)	16,773	2.59	1,395	16,926	2.73	1,488
	(mineral resource)	8,148	2.54	666	7,813	2.75	690
Buzwagi (63.90%)	(proven and probable)	6,817	0.90	197	9,108	0.92	269
	(mineral resource)	2,878	1.04	96	2,891	1.04	97
Other	(proven and probable)	13,556	0.24	104	11,838	0.23	89
	(mineral resource)	14,692	3.40	1,604	15,140	2.95	1,438
Total	(proven and probable)	1,244,857	1.56	62,303	1,294,629	1.55	64,444
	(mineral resource)	1,973,371	1.40	88,847	1,954,176	1.41	88,565

1. Resources which are not reserves do not have demonstrated economic viability.
2. See accompanying endnote #1.
3. Measured plus indicated resources.
4. See accompanying endnote #2.

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MINERAL RESERVES AND MINERAL RESOURCES

Contained Silver Within Reported Gold Reserves[1]

For the year ended December 31, 2018	In proven gold reserves			In probable gold reserves			Total			
Based on attributable ounces	Tonnes (000s)	Grade (gm/t)	Contained ounces (000s)	Tonnes (000s)	Grade (gm/t)	Contained ounces (000s)	Tonnes (000s)	Grade (gm/t)	Contained ounces (000s)	Process recovery %
North America										
Pueblo Viejo (60.00%)	61,630	17.59	34,857	15,111	14.81	7,195	76,741	17.04	42,052	76.9%
South America										
Norte Abierto (50.00%)[2]	114,851	1.91	7,043	483,950	1.43	22,300	598,801	1.52	29,343	69.0%
Lagunas Norte	23,630	5.47	4,152	21,256	7.01	4,788	44,886	6.19	8,940	35.6%
Veladero (50.00%)[3]	9,175	12.79	3,774	91,068	14.05	41,131	100,243	13.93	44.905	9.4%
Africa										
Bulyanhulu (63.90%)[4]	1,542	8.90	441	3,336	6.19	664	4,878	7.05	1,105	65.0%
Total	**210,828**	**7.42**	**50,267**	**614,721**	**3.85**	**76,078**	**825,549**	**4.76**	**126,345**	**48.1%**

1. Silver is accounted for as a by-product credit against reported or projected gold production costs.
2. See accompanying endnote #3.
3. See accompanying endnote #4.
4. See accompanying endnote #6.

Contained Copper Within Reported Gold Reserves[1]

For the year ended December 31, 2018	In proven gold reserves			In probable gold reserves			Total			
Based on attributable pounds	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Process recovery %
South America										
Norte Abierto (50.00%)[2]	114,851	0.190	480.9	483,950	0.226	2,408.8	598,801	0.219	2,889.7	87.4%
Africa										
Bulyanhulu (63.90%)[3]	1,542	0.528	17.9	3,336	0.555	40.8	4,878	0.547	58.8	90.0%
Buzwagi (63.90%)	–	–	–	–	–	–	–	–	–	–
Total	**116,393**	**0.194**	**498.8**	**487,286**	**0.228**	**2,449.7**	**603,679**	**0.222**	**2,948.5**	**87.5%**

1. Copper is accounted for as a by-product credit against reported or projected gold production costs.
2. See accompanying endnote #3.
3. See accompanying endnote #6.

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MINERAL RESERVES AND MINERAL RESOURCES

Contained Silver Within Reported Gold Resources[1]

For the year ended December 31, 2018	Measured (M)			Indicated (I)			(M) + (I)	Inferred		
Based on attributable ounces	Tonnes (000s)	Grade (gm/t)	Contained ounces (000s)	Tonnes (000s)	Grade (gm/t)	Contained ounces (000s)	Ounces (000s)	Tonnes (000s)	Grade (gm/t)	Contained ounces (000s)
North America										
Pueblo Viejo (60.00%)	7,613	14.28	3,496	93,739	13.60	40,978	44,474	27,598	10.80	9,584
South America										
Norte Abierto (50.00%)[2]	321,528	1.20	12,417	528,596	1.17	19,804	32,221	346,770	1.00	11,162
Pascua-Lama	42,809	57.21	78,747	391,734	52.22	657,718	736,465	15,400	17.83	8,830
Lagunas Norte	1,136	2.82	103	15,814	2.70	1,371	1,474	1,546	5.23	260
Veladero (50.00%)[3]	3,361	8.90	962	67,611	11.92	25,918	26,880	35,872	11.64	13,427
Africa										
Bulyanhulu (63.90%)	362	10.40	121	4,720	5.38	816	937	9,587	9.01	2,778
Total	**376,809**	**7.91**	**95,846**	**1,102,214**	**21.07**	**746,605**	**842,451**	**436,773**	**3.28**	**46,041**

1. Resources which are not reserves do not have demonstrated economic viability.
2. See accompanying endnote #3.
3. See accompanying endnote #4.

Contained Copper Within Reported Gold Resources[1,2]

For the year ended December 31, 2018	In measured (M) gold resources			In indicated (I) gold resources			(M) + (I)	Inferred		
Based on attributable pounds	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)
South America										
Norte Abierto (50.00%)[3]	288,578	0.226	1,438.5	500,796	0.176	1,940.2	3,378.6	345,520	0.171	1,305.5
Pascua-Lama	42,809	0.101	95.7	391,734	0.082	704.6	800.3	15,400	0.049	16.5
Africa										
Bulyanhulu (63.90%)	362	0.609	4.9	4,720	0.337	35.1	40.0	9,587	0.618	130.6
Buzwagi (63.90%)	–	–	–	2,878	0.109	6.9	6.9	31,898	0.081	56.9
Total	**331,749**	**0.210**	**1,539.0**	**900,128**	**0.135**	**2,686.8**	**4,225.8**	**402,405**	**0.170**	**1,509.6**

1. Resources which are not reserves do not have demonstrated economic viability.
2. See accompanying endnote #7.
3. See accompanying endnote #3.

Nickel Mineral Resources[1]

For the year ended December 31, 2018	Measured (M)			Indicated (I)			(M) + (I)	Inferred		
Based on attributable pounds	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tonnes (000s)	Grade (%)	Contained lbs (millions)
Africa										
Kabanga (50.00%)	6,905	2.490	379.0	11,705	2.720	702.0	1,081.0	10,500	2.596	601.0

1. Resources which are not reserves do not have demonstrated economic viability.

92 Barrick Gold Corporation | Financial Report 2018

MINERAL RESERVES AND MINERAL RESOURCES Mineral Reserves and Resources Endnotes 1. Mineral reserves (“reserves”) and mineral resources (“resources”) have been estimated as at December 31, 2018 in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 under the Securities and Exchange Act of 1934 (as interpreted by Staff of the SEC), applies different standards in order to classify mineralization as a reserve. In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the U.S. Securities and Exchange Commission does not currently recognize such terms. Canadian standards differ significantly from the current requirements of the U.S. Securities and Exchange Commission, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the U.S. Securities and Exchange Commission. However, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities and Exchange Act of 1934, as amended. These amendments will become effective February 25, 2019, and will replace the historical property disclosure requirements for mining registrants in SEC Industry Guide 7, which will be rescinded as of that date. As a result of the adoption of the SEC Modernization Rules, the SEC will recognize estimates of “measured”, “indicated” and “inferred” mineral resources. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves. Calculations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Rick Sims, Vice President, Resources and Reserves, of Barrick, Geoffrey Locke, Manager, Metallurgy, of Barrick and Mike Tsafaras, P. Eng., Manager, Value Realization of Barrick, of Barrick. Except as noted below, reserves have been estimated based on an assumed gold price of US$1,200 per ounce, an assumed silver price of US$16.50 per ounce, and an assumed copper price of US$2.75 per pound and long-term average exchange rates of 1.25 CAD/US$ and 0.75 US$/AUD. Reserves at Kalgoorlie assumed a gold price of AUD$1,600 and Bulyanhulu, North Mara and Buzwagi assumed a gold price of US$1,200. Reserve estimates incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations. Verification procedures include industry-standard quality control practices. Resources as at December 31, 2018 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property. For a breakdown of reserves and resources by category and for a more detailed description of the key assumptions, parameters, and methods used in estimating Barrick’s reserves and resources, see Barrick’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission. 2. In confirming our annual reserves for each of our mineral properties, projects, and operations, we conduct a reserve test on December 31 of each year to verify that the future undiscounted cash flow from reserves is positive. The cash flow ignores all sunk costs and only considers future operating and closure expenses as well as any future capital costs. 3. On June 9, 2017, the Company sold 25% of its interest in Cerro Casale to Goldcorp Inc. (“Goldcorp”). Goldcorp concurrently purchased Kinross Gold Corporation’s 25% interest in Cerro Casale, resulting in Barrick and Goldcorp each holding a 50% interest in the joint operation. In connection with this transaction, Goldcorp also acquired the Caspiche Project from Exeter Resource Corporation, which was also contributed to the joint operation. Moving forward, the joint venture will be referred to as the Norte Abierto project, which includes the Cerro Casale, Caspiche and Luciano deposits. For additional information, see page 121 of Barrick’s Annual Report 2018. 4. On June 30, 2017, the Company sold 50 percent of its interest in the Veladero mine to Shandong Gold Group Co., Ltd. For additional information regarding this matter, see page 120 of Barrick’s Annual Report 2018. 5. Inferred resource contains approximately 1.2 million tonnes, containing approximately 0.7 million ounces at 18.58g/t, attributable to Fourmile. 6. Silver and copper probable reserve tonnage at the Bulyanhulu mine is less than the gold probable reserve tonnage because the gold reserve includes 1.7 million tonnes of tailings material which are being separately reprocessed for recovery of gold only. 7. Contained copper has been removed from Pueblo Viejo’s reserves and resources as at December 31, 2018, following a decision to suspend marginally economic copper production at the mine. The change is not expected to have any material impact on Pueblo Viejo’s cash flows. For additional information on the contained copper reported for Pueblo Viejo as at December 31, 2017, see pages 34-35 of Barrick’s Annual Information Form/Form 40-F for the year ended December 31, 2017, on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission. Barrick Gold Corporation | Financial Report 2018 93

MANAGEMENT’S RESPONSIBILITY Management’s Responsibility Management’s Responsibility for Financial Statements The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Company. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect Management’s best estimates and judgments based on currently available information. The Company has developed and maintains a system of internal controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information. The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements. Graham Shuttleworth Senior Executive Vice President and Chief Financial Officer Toronto, Canada February 12, 2019 Barrick Gold Corporation | Financial Report 2018 94

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING Management’s Report on Internal Control Over Financial Reporting Barrick’s management is responsible for establishing and maintaining internal control over financial reporting. Barrick’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2018. Barrick’s Management used the Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of Barrick’s internal control over financial reporting. Based on management’s assessment, Barrick’s internal control over financial reporting is effective as at December 31, 2018. The effectiveness of the Company’s internal control over financial reporting as at December 31, 2018 has been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, as stated in their report which is located on pages 96–97 of Barrick’s 2018 Annual Financial Statements. Barrick Gold Corporation | Financial Report 2018 95

INDEPENDENT AUDITOR’S REPORT Independent Auditor’s Report Independent Auditor’s Report To the Board of Directors and Shareholders of Barrick Gold Corporation Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheets of Barrick Gold Corporation and its subsidiaries, (together, the company) as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, cash flow and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the company as of December 31, 2018 and 2017, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO. Basis for Opinions The company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the company’s consolidated financial statements and on the company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Barrick Gold Corporation | Financial Report 2018 96

INDEPENDENT AUDITOR’S REPORT Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Chartered Professional Accountants, Licensed Public Accountants Toronto, Canada February 12, 2019 We have served as the company’s auditor since at least 1982. We have not been able to determine the specific year we began serving as auditor of the company. Barrick Gold Corporation | Financial Report 2018 97

FINANCIAL STATEMENTS

Consolidated Statements of Income

Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars, except per share data)	2018	2017
Revenue (notes 5 and 6)	$ 7,243	$ 8,374
Costs and expenses		
Cost of sales (notes 5 and 7)	5,220	5,300
General and administrative expenses (note 11)	265	248
Exploration, evaluation and project expenses (notes 5 and 8)	383	354
Impairment charges (reversals) (note 10)	900	(212)
Loss on currency translation (note 9b)	136	72
Closed mine rehabilitation (note 27b)	(13)	55
Income from equity investees (note 16)	(46)	(76)
Gain on non-hedge derivatives (note 25e)	–	(6)
Other expense (income) (note 9a)	90	(799)
Income before finance items and income taxes	308	3,438
Finance costs, net (note 14)	(545)	(691)
Loss (income) before income taxes	(237)	2,747
Income tax expense (note 12)	(1,198)	(1,231)
Net (loss) income	$ (1,435)	$ 1,516
Attributable to:		
Equity holders of Barrick Gold Corporation	$ (1,545)	$ 1,438
Non-controlling interests (note 32)	$ 110	$ 78
Earnings (loss) per share data attributable to the equity holders of Barrick Gold Corporation (note 13)		
Net (loss) income		
Basic	$ (1.32)	$ 1.23
Diluted	$ (1.32)	$ 1.23

The accompanying notes are an integral part of these consolidated financial statements.

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FINANCIAL STATEMENTS Consolidated Statements of Comprehensive Income Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars) 2018 2017 Net (loss) income Other comprehensive income (loss), net of taxes Items that may be reclassified subsequently to profit or loss: Unrealized gains (losses) on derivatives designated as cash flow hedges, net of tax ($12) and $3 Realized (gains) losses on derivatives designated as cash flow hedges, net of tax $3 and ($9) Currency translation adjustments, net of tax $nil and $nil Items that will not be reclassified to profit or loss: Actuarial gain (loss) on post-employment benefit obligations, net of tax $nil and ($6) Net change on equity investments, net of tax $nil and $nil $ (1,435) $ 1,516 8 (2) (9) (16) 23 9 (2) 16 18 4 Total other comprehensive income 11 38 Total comprehensive (loss) income $ (1,424) $ 1,554 Attributable to: Equity holders of Barrick Gold Corporation Non-controlling interests $ (1,534) $ $ 1,476 78 $ 110 The accompanying notes are an integral part of these consolidated financial statements. Barrick Gold Corporation | Financial Report 2018 99

FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars)	2018	2017
Operating Activities		
Net (loss) income	$ (1,435)	$ 1,516
Adjustments for the following items:		
Depreciation	1,457	1,647
Finance costs (note 14)	560	705
Impairment charges (reversals) (note 10)	900	(212)
Income tax expense (note 12)	1,198	1,231
Loss on currency translation (note 9b)	136	72
Gain on sale of non-current assets/investments (note 9a)	(68)	(911)
Change in working capital (note 15)	(173)	(590)
Other operating activities (note 15)	(62)	(319)
Operating cash flows before interest and income taxes	2,513	3,139
Interest paid	(350)	(425)
Income taxes paid	(398)	(649)
Net cash provided by operating activities	1,765	2,065
Investing Activities		
Property, plant and equipment		
Capital expenditures (note 5)	(1,400)	(1,396)
Sales proceeds	70	28
Divestitures (note 4)	–	990
Investment purchases	(159)	(7)
Net funds (invested) received from equity method investments	(5)	48
Net cash used in investing activities	(1,494)	(337)
Financing Activities		
Debt (note 25b)		
Repayments	(687)	(1,533)
Dividends (note 31)	(125)	(125)
Funding from non-controlling interests (note 32)	24	13
Disbursements to non-controlling interests (note 32)	(108)	(139)
Debt extinguishment costs	(29)	(102)
Net cash used in financing activities	(925)	(1,886)
Effect of exchange rate changes on cash and equivalents	(9)	3
Net decrease in cash and equivalents	(663)	(155)
Cash and equivalents at beginning of year (note 25a)	2,234	2,389
Cash and equivalents at the end of year	$ 1,571	$ 2,234

The accompanying notes are an integral part of these consolidated financial statements.

100 Barrick Gold Corporation | Financial Report 2018

FINANCIAL STATEMENTS

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars)	As at December 31, 2018	As at December 31, 2017
Assets		
Current assets		
Cash and equivalents (note 25a)	$ 1,571	$ 2,234
Accounts receivable (note 18)	248	239
Inventories (note 17)	1,852	1,890
Other current assets (note 18)	307	321
Total current assets	3,978	4,684
Non-current assets		
Non-current portion of inventory (note 17)	1,696	1,681
Equity in investees (note 16)	1,234	1,213
Property, plant and equipment (note 19)	12,826	13,806
Intangible assets (note 20a)	227	255
Goodwill (note 20b)	1,176	1,330
Deferred income tax assets (note 30)	259	1,069
Other assets (note 22)	1,235	1,270
Total assets	$ 22,631	$ 25,308
Liabilities and Equity		
Current liabilities		
Accounts payable (note 23)	$ 1,101	$ 1,059
Debt (note 25b)	43	59
Current income tax liabilities	203	298
Other current liabilities (note 24)	321	331
Total current liabilities	1,668	1,747
Non-current liabilities		
Debt (note 25b)	5,695	6,364
Provisions (note 27)	2,904	3,141
Deferred income tax liabilities (note 30)	1,236	1,245
Other liabilities (note 29)	1,743	1,744
Total liabilities	13,246	14,241
Equity		
Capital stock (note 31)	20,883	20,893
Deficit	(13,453)	(11,759)
Accumulated other comprehensive loss	(158)	(169)
Other	321	321
Total equity attributable to Barrick Gold Corporation shareholders	7,593	9,286
Non-controlling interests (note 32)	1,792	1,781
Total equity	9,385	11,067
Contingencies and commitments (notes 2, 17, 19 and 36)		
Total liabilities and equity	$ 22,631	$ 25,308

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board,

John L. Thornton, Chairman

J. Brett Harvey, Director

Barrick Gold Corporation | Financial Report 2018 101

FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity

		Attributable to equity holders of the Company						
Barrick Gold Corporation (in millions of United States dollars)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non-controlling interests	Total equity
At December 31, 2017	1,166,577	$ 20,893	$ (11,759)	$ (169)	$ 321	$ 9,286	$ 1,781	$ 11,067
Impact of adopting IFRS 15 on January 1, 2018 (note 2y)	–	–	64	–	–	64	–	64
At January 1, 2018 (restated)	1,166,577	$ 20,893	$ (11,695)	$ (169)	$ 321	$ 9,350	$ 1,781	$ 11,131
Net (loss) income	–	–	(1,545)	–	–	(1,545)	110	(1,435)
Total other comprehensive income	–	–	–	11	–	11	–	11
Total comprehensive (loss) income	–	$ –	$ (1,545)	$ 11	$ –	$ (1,534)	$ 110	$ (1,424)
Transactions with owners								
Dividends	–	–	(199)	–	–	(199)	–	(199)
Issued on exercise of stock options	20	–	–	–	–	–	–	–
Dividend reinvestment plan	1,250	14	(14)	–	–	–	–	–
Funding from non-controlling interests	–	–	–	–	–	–	24	24
Other decrease in non-controlling interests	–	–	–	–	–	–	(123)	(123)
Other[3]	–	(24)		–	–	(24)	–	(24)
Total transactions with owners	1,270	$ (10)	$ (213)	$ –	$ –	$ (223)	$ (99)	$ (322)
At December 31, 2018	1,167,847	$ 20,883	$ (13,453)	$ (158)	$ 321	$ 7,593	$ 1,792	$ 9,385
At January 1, 2017	1,165,574	$ 20,877	$ (13,074)	$ (189)	$ 321	$ 7,935	$ 2,378	$ 10,313
Net Income	–	–	1,438	–	–	1,438	78	1,516
Total other comprehensive income	–	–	18	20	–	38	–	38
Total comprehensive income	–	$ –	$ 1,456	$ 20	$ –	$ 1,476	$ 78	$ 1,554
Transactions with owners								
Dividends	–	–	(125)	–	–	(125)	–	(125)
Dividend reinvestment plan	1,003	16	(16)	–	–	–	–	–
Decrease in non-controlling interests (note 4d)	–	–	–	–	–	–	(493)	(493)
Funding from non-controlling interests	–	–	–	–	–	–	13	13
Other decrease in non-controlling interests	–	–	–	–	–	–	(195)	(195)
Total transactions with owners	1,003	$ 16	$ (141)	$ –	$ –	$ (125)	$ (675)	$ (800)
At December 31, 2017	1,166,577	$ 20,893	$ (11,759)	$ (169)	$ 321	$ 9,286	$ 1,781	$ 11,067

1. Includes cumulative translation adjustments as at December 31, 2018: $82 million loss (2017: $73 million loss).
2. Includes additional paid-in capital as at December 31, 2018: $283 million (December 31, 2017: $283 million) and convertible borrowings – equity component as at December 31, 2018: $38 million (December 31, 2017: $38 million).
3. Represents a reversal of a previously recognized deferred tax asset, which was originally recognized in capital stock.

The accompanying notes are an integral part of these consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Notes to Consolidated Financial Statements Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to A$, ARS, C$, CLP, DOP, EUR, GBP, PGK, SAR, TZS, ZAR, and ZMW are to Australian dollars, Argentine pesos, Canadian dollars, Chilean pesos, Dominican pesos, Euros, British pound sterling, Papua New Guinea kina, Saudi riyal, Tanzanian shillings, South African rand, and Zambian kwacha, respectively. 1 Corporate Information are consistently applied to all years presented, unless otherwise stated. These consolidated financial statements were approved for issuance by the Board of Directors on February 12, 2019. Barrick Gold Corporation (“Barrick”, “we” or the “Company”) is a corporation governed by the Business Corporations Act (British Columbia). The Company’s head office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. The Company’s registered office is 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. Our producing gold mines are located in Canada, the United States, Peru, and the Dominican Republic and our producing copper mine is in Zambia. We hold a 50% interest in Veladero, a gold mine located in Argentina, a 50% interest in Kalgoorlie, a gold mine located in Australia, and a 50% equity interest in Barrick Niugini Limited (“BNL”), which owns a 95% interest in Porgera, a gold mine located in Papua New Guinea. We also hold a 63.9% equity interest in Acacia Mining plc (“Acacia”), a company listed on the London Stock Exchange that owns gold mines and exploration properties in Africa. We have a 50% interest in Zaldívar, a copper mine located in Chile and a 50% interest in Jabal Sayid, a copper mine located in Saudi Arabia. We also have various projects located throughout the Americas and Africa. We sell our gold and copper production into the world market. On January 1, 2019, we closed the merger of Barrick and Randgold Resources Limited (“Randgold”). Refer to note 37 for further details. b) Basis of Preparation Subsidiaries These consolidated financial statements include the accounts of Barrick and its subsidiaries. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation. We consolidate subsidiaries where we have the ability to exercise control. Control of an investee is defined to exist when we are exposed to variable returns from our involvement with the investee and have the ability to affect those returns through our power over the investee. Specifically, we control an investee if, and only if, we have all of the following: power over the investee (i.e., existing rights that give us the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from our involvement with the investee; and the ability to use our power over the investee to affect its returns. For non wholly-owned, controlled subsidiaries, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheet. Profit or loss for the period that is attributable to non-controlling interests is calculated based on the ownership of the minority shareholders in the subsidiary. Joint Arrangements A joint arrangement is defined as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. There are two types of joint arrangements: joint operations (“JO”) and joint ventures (“JV”). 2 Significant Accounting Policies a) Statement of Compliance These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of derivative contracts and certain financial assets. Accounting policies Barrick Gold Corporation | Financial Report 2018 103

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A JO is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to our interests in joint operations, we recognize our share of any assets, liabilities, revenues and expenses of the JO.

A JV is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Our investments in JVs are accounted for using the equity method.

On acquisition, an equity method investment is initially recognized at cost. The carrying amount of equity method investments includes goodwill identified on acquisition, net of any accumulated impairment losses. The carrying amount is adjusted by our share of post-acquisition net income or loss; depreciation, amortization or impairment of the fair value adjustments made on the underlying balance sheet at the date of acquisition; dividends; cash contributions; and our share of post-acquisition movements in Other Comprehensive Income ("OCI").

Outlined below is information related to our joint arrangements and entities other than 100% owned Barrick subsidiaries at December 31, 2018:

	Place of business	Entity type	Economic interest[1]	Method[2]
Acacia Mining plc[3]	Tanzania	Subsidiary, publicly traded	63.9%	Consolidation
Pueblo Viejo[3]	Dominican Republic	Subsidiary	60%	Consolidation
South Arturo[3]	United States	Subsidiary	60%	Consolidation
Norte Abierto Project[4]	Chile	JO	50%	Our share
Donlin Gold Project	United States	JO	50%	Our share
Kalgoorlie Mine	Australia	JO	50%	Our share
Porgera Mine[5]	Papua New Guinea	JO	47.5%	Our share
Turquoise Ridge Mine[5]	United States	JO	75%	Our share
Veladero[6]	Argentina	JO	50%	Our share
GNX[7,8]	Chile	JV	50%	Equity Method
Jabal Sayid[7]	Saudi Arabia	JV	50%	Equity Method
Kabanga Project[7,8]	Tanzania	JV	50%	Equity Method
Zaldívar[7]	Chile	JV	50%	Equity Method

1. Unless otherwise noted, all of our joint arrangements are funded by contributions made by the parties sharing joint control in proportion to their economic interest.
2. For our JOs, we recognize our share of any assets, liabilities, revenues and expenses of the JO.
3. We consolidate our interests in Acacia, Pueblo Viejo and South Arturo and record a non-controlling interest for the 36.1%, 40% and 40%, respectively, that we do not own.
4. We divested 25% of Cerro Casale on June 9, 2017, bringing our ownership down to 50%. As part of that transaction, we formed a joint operation with Goldcorp. The joint operation, which is now referred to as the Norte Abierto project, includes the Cerro Casale, Caspiche and Luciano deposits.
5. We have joint control given that decisions about relevant activities require unanimous consent of the parties to the joint operation.
6. We divested 50% of Veladero on June 30, 2017, bringing our ownership down to 50%.
7. Barrick has commitments of $307 million relating to its interest in the joint ventures.
8. These JVs are early stage exploration projects and, as such, do not have any significant assets, liabilities, income, contractual commitments or contingencies. Expenses are recognized through our equity pick-up (loss). Refer to note 16 for further details.

c) Business Combinations

On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed 12 months from the acquisition date with retroactive restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date. Incremental costs related to acquisitions are expensed as incurred.

When the cost of the acquisition exceeds the fair value of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to Barrick's share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income.

Non-controlling interests represent the fair value of net assets in subsidiaries, as at the date of acquisition, that are not held by Barrick and are presented in the equity section of the consolidated balance sheet.

104 Barrick Gold Corporation | Financial Report 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS d) Non-Current Assets and Disposal Groups Held-for-Sale and Discontinued Operations Non-current assets and disposal groups are classified as assets held-for-sale (“HFS”) if it is highly probable that the value of these assets will be recovered primarily through sale rather than through continuing use. They are recorded at the lower of carrying amount and fair value less cost of disposal. Impairment losses on initial classification as HFS and subsequent gains and losses on remeasurement are recognized in the income statement. Once classified as HFS, property, plant and equipment are no longer amortized. The assets and liabilities are presented as HFS in the consolidated balance sheet when the sale is highly probable, the asset or disposal group is available for immediate sale in its present condition and management is committed to the sale, which should be expected to be completed within one year from the date of classification. A discontinued operation is a component of the Company that can be clearly distinguished from the rest of the Company and represents a major line of business or geographic area, and the value of this component is expected to be recovered primarily through sale rather than continuing use. Results of operations and any gain or loss from disposal are excluded from income before finance items and income taxes and are reported separately as income/ loss from discontinued operations. Income and expenses using the average exchange rate for the period, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities. f) Revenue Recognition We record revenue when evidence exists that all of the following criteria are met: The significant risks and rewards of ownership of the product have been transferred to the buyer; Neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained; The amount of revenue can be reliably measured; It is probable that the economic benefits associated with the sale will flow to us; and The costs incurred or to be incurred in respect of the sale can be reliably measured. These conditions are generally satisfied when title passes to the customer. Gold Bullion Sales Gold bullion is sold primarily in the London spot market. The sales price is fixed on the date of sale based on the gold spot price. Generally, we record revenue from gold bullion sales at the time of physical delivery, which is also the date that title to the gold passes. e) Foreign Currency Translation The functional currency of the Company, for each subsidiary of the Company, and for joint arrangements and associates, is the currency of the primary economic environment in which it operates. The functional currency of all of our operations is the US dollar. We translate non-US dollar balances for these operations into US dollars as follows: Property, plant and equipment (“PP&E”), intangible assets and equity method investments using the rates at the time of acquisition; Fair value through other comprehensive income (“FVOCI”) equity investments using the closing exchange rate as at the balance sheet date with translation gains and losses permanently recorded in Other Comprehensive Income (“OCI”); Deferred tax assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in income tax expense; Other assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in other income/expense; and Concentrate Sales Under the terms of concentrate sales contracts with independent smelting companies, gold and copper sales prices are provisionally set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward market gold and copper prices on the expected date that final sales prices will be determined. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold and copper prices, which result in the existence of an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in revenue in the consolidated statement of income. The above revenue recognition policy is applicable to contracts where revenue transactions were completed in 2017, with any contracts where revenue transactions were Barrick Gold Corporation | Financial Report 2018 105

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS completed or entered into in 2018 accounted for in accordance with IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) as disclosed in Note 2y of these consolidated financial statements. When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, open pit stripping activities that provide a future benefit, underground mine development or expenditures that meet the criteria for capitalization in accordance with IAS 16 Property, Plant and Equipment. g) Exploration and Evaluation Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore. Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of (i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies. Exploration and evaluation expenditures are expensed as incurred unless management determines that probable future economic benefits will be generated as a result of the expenditures. Once the technical feasibility and commercial viability of a program or project has been demonstrated with a prefeasibility study, and we have recognized reserves in accordance with the Canadian Securities Administrators’ National Instrument 43-101, we account for future expenditures incurred in the development of that program or project in accordance with our policy for Property, Plant and Equipment, as described in note 2n. i) Earnings per Share Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options that have an exercise price less than the average market price of our common shares are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share. j) Taxation Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect of previous periods. Deferred tax is recognized using the balance sheet method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below. Deferred income tax liabilities are recognized for all taxable temporary differences, except: Where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and h) Production Stage A mine that is under construction is determined to enter the production stage when the project is in the location and condition necessary for it to be capable of operating in the manner intended by management. We use the following factors to assess whether these criteria have been met: (1) the level of capital expenditures compared to construction cost estimates; (2) the completion of a reasonable period of testing of mine plant and equipment; (3) the ability to produce minerals in saleable form (within specifications); and (4) the ability to sustain ongoing production of minerals. Barrick Gold Corporation | Financial Report 2018 106

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS In respect of taxable temporary differences associated with investments in subsidiaries and interests in joint arrangements, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future. Indirect Taxes Indirect tax recoverable is recorded at its undiscounted amount, and is disclosed as non-current if not expected to be recovered within twelve months. k) Other Investments Investments in publicly quoted equity securities that are neither subsidiaries nor associates are categorized as FVOCI pursuant to the irrevocable election available in IFRS 9 for these instruments. FVOCI equity investments (referred to as “other investments”) are recorded at fair value with all realized and unrealized gains and losses recorded permanently in OCI. Deferred income tax assets are recognized for all deductible temporary differences and the carry forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax assets and unused tax losses can be utilized, except: Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and In respect of deductible temporary differences associated with investments in subsidiaries and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized. l) Inventory Material extracted from our mines is classified as either ore or waste. Ore represents material that, at the time of extraction, we expect to process into a saleable form and sell at a profit. Raw materials are comprised of both ore in stockpiles and ore on leach pads as processing is required to extract benefit from the ore. Ore is accumulated in stockpiles that are subsequently processed into gold/ copper in a saleable form. The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Work in process represents gold/copper in the processing circuit that has not completed the production process, and is not yet in a saleable form. Finished goods inventory represents gold/copper in saleable form. Metal inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labor, materials and contractor expenses, including non-capitalized stripping costs; depreciation on PP&E including capitalized stripping costs; and an allocation of general and administrative costs. As ore is removed for processing, costs are removed based on the average cost per ounce/pound in the stockpile. Net realizable value is determined with reference to relevant market prices less applicable variable selling and processing costs. Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items. Provisions are recorded to reduce mine operating supplies to net realizable value, which is generally calculated by reference to its salvage or scrap value, The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred income tax asset is recorded. Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date. Current and deferred tax relating to items recognized directly in equity are recognized in equity and not in the income statement. Royalties and Special Mining Taxes Income tax expense includes the cost of royalties and special mining taxes payable to governments that are calculated based on a percentage of taxable profit whereby taxable profit represents net income adjusted for certain items defined in the applicable legislation. Barrick Gold Corporation | Financial Report 2018 107

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS when it is determined that the supplies are obsolete. Provisions are reversed to reflect subsequent recoveries in net realizable value where the inventory is still on hand. Depreciation on equipment utilized in the development of assets, including open pit and underground mine development, is recapitalized as development costs attributable to the related asset. m) Royalties Certain of our properties are subject to royalty arrangements based on mineral production at the properties. The primary type of royalty is a net smelter return (NSR) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Royalty expense is recorded on completion of the production or sales process in cost of sales. Other types of royalties include: Net profits interest (NPI) royalty to other than a government, Modified net smelter return (NSR) royalty, Net smelter return sliding scale (NSRSS) royalty, Gross proceeds sliding scale (GPSS) royalty, Gross smelter return (GSR) royalty, Net value (NV) royalty, Land tenement (LT) royalty, and a Gold revenue royalty. Mineral Properties Mineral properties consist of: the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition; underground mine development costs; open pit mine development costs; capitalized exploration and evaluation costs; and capitalized interest. In addition, we incur project costs which are generally capitalized when the expenditures result in a future benefit. i) Acquired Mining Properties On acquisition of a mining property, we prepare an estimate of the fair value attributable to the proven and probable mineral reserves, mineral resources and exploration potential attributable to the property. The estimated fair value attributable to the mineral reserves and the portion of mineral resources considered to be probable of economic extraction at the time of the acquisition is depreciated on a units of production (“UOP”) basis whereby the denominator is the proven and probable reserves and the portion of mineral resources considered to be probable of economic extraction. The estimated fair value attributable to mineral resources that are not considered to be probable of economic extraction at the time of the acquisition is not subject to depreciation until the resources become probable of economic extraction in the future. The estimated fair value attributable to exploration licenses is recorded as an intangible asset and is not subject to depreciation until the property enters production. n) Property, Plant and Equipment Estimated Useful Lives of Major Asset Categories Buildings, plant and equipment Underground mobile equipment Light vehicles and other mobile equipment Furniture, computer and office equipment 2 – 29 years 4 – 7 years 2 – 10 years 1 – 10 years Buildings, Plant and Equipment At acquisition, we record buildings, plant and equipment at cost, including all expenditures incurred to prepare an asset for its intended use. These expenditures consist of: the purchase price; brokers’ commissions; and installation costs including architectural, design and engineering fees, legal fees, survey costs, site preparation costs, freight charges, transportation insurance costs, duties, testing and preparation charges. We capitalize costs that meet the asset recognition criteria. Costs incurred that do not extend the productive capacity or useful economic life of an asset are considered repairs and maintenance expense and are accounted for as a cost of the inventory produced in the period. Buildings, plant and equipment are depreciated on a straight-line basis over their expected useful life, which commences when the assets are considered available for use. Once buildings, plant and equipment are considered available for use they are measured at cost less accumulated depreciation and applicable impairment losses. ii) Underground Mine Development Costs At our underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred. Capitalized underground development costs are depreciated on a UOP basis, whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current life of mine (“LOM”) plan that benefit from the development and are considered probable of economic extraction. Barrick Gold Corporation | Financial Report 2018 108

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS iii) Open Pit Mine Development Costs In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as open pit mine development costs. Pre-production stripping costs are capitalized until an “other than de minimis” level of mineral is extracted, after which time such costs are either capitalized to inventory or, if it qualifies as an open pit stripping activity that provides a future benefit, to PP&E. We consider various relevant criteria to assess when an “other than de minimis” level of mineral is produced. Some of the criteria considered would include, but are not limited to, the following: (1) the amount of minerals mined versus total ounces in LOM ore; (2) the amount of ore tons mined versus total LOM expected ore tons mined; (3) the current stripping ratio versus the LOM strip ratio; and (4) the ore grade versus the LOM grade. Stripping costs incurred during the production stage of a pit are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body. Components of the ore body are based on the distinct development phases identified by the mine planning engineers when determining the optimal development plan for the open pit. Production phase stripping costs generate a future economic benefit when the related stripping activity: (1) improves access to a component of the ore body to be mined in the future; (2) increases the fair value of the mine (or pit) as access to future mineral reserves becomes less costly; and (3) increases the productive capacity or extends the productive life of the mine (or pit). Production phase stripping costs that are expected to generate a future economic benefit are capitalized as open pit mine development costs. Capitalized open pit mine development costs are depreciated on a UOP basis whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current LOM plan that benefit from the development and are considered probable of economic extraction. and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress amounts related to development projects are included in the carrying amount of the development project. Construction-in-progress amounts incurred at operating mines are presented as a separate asset within PP&E. Construction-in-progress also includes deposits on long lead items. Construction-in-progress is not depreciated. Depreciation commences once the asset is complete and available for use. Leasing Arrangements The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset. Leasing arrangements that transfer substantially all the risks and rewards of ownership of the asset to Barrick are classified as finance leases. Assets acquired via a finance lease are recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance costs using the effective interest method, whereby a constant rate of interest expense is recognized on the balance of the liability outstanding. The interest element of the lease is charged to the consolidated statement of income as a finance cost. PP&E assets acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term. All other leases are classified as operating leases. Operating lease payments are recognized as an operating cost in the consolidated statements of income on a straight-line basis over the lease term. Capitalized Interest We capitalize interest costs for qualifying assets. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in the exploration and evaluation, development or construction stages. Qualifying assets also include significant expansion projects at our operating mines. Capitalized interest costs are considered an element of the cost of the qualifying asset which is determined based on gross expenditures incurred on an asset. Capitalization ceases when the asset is substantially complete or if active development is suspended or ceases. Where the funds used to finance a qualifying asset form part of general Construction-in-Progress Assets under construction are capitalized as construction-in-progress until the asset is available for use. The cost of construction-in-progress comprises its purchase price Barrick Gold Corporation | Financial Report 2018 109

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total capitalized interest is reduced by income generated from short-term investments of such funds. decreased. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the CGU’s recoverable amount since the last impairment loss was recognized. This reversal is recognized in the consolidated statements of income and is limited to the carrying value that would have been determined, net of any depreciation where applicable, had no impairment charge been recognized in prior years. When an impairment reversal is undertaken, the recoverable amount is assessed by reference to the higher of VIU and FVLCD. We have determined that the FVLCD is greater than the VIU amounts and is therefore used as the recoverable amount for impairment testing purposes. Insurance We record losses relating to insurable events as they occur. Proceeds receivable from insurance coverage are recorded at such time as receipt is receivable or virtually certain and the amount receivable is fixed or determinable. For business interruption insurance the amount recoverable is only recognized when receipt is virtually certain, as supported by notification of a minimum or proposed settlement amount from the insurance adjuster. p) Intangible Assets Intangible assets acquired by way of an asset acquisition or business combination are recognized if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition. On acquisition of a mineral property in the exploration stage, we prepare an estimate of the fair value attributable to the exploration licenses acquired, including the fair value attributable to mineral resources, if any, of that property. The fair value of the exploration license is recorded as an intangible asset (acquired exploration potential) as at the date of acquisition. When an exploration stage property moves into development, the acquired exploration potential attributable to that property is transferred to mining interests within PP&E. We also have water rights associated with our mineral properties. Upon acquisition, they are measured at initial cost and are depreciated when they are being used. They are also subject to impairment testing when an indicator of impairment is considered to exist. o) Impairment (and Reversals of Impairment) of Non-Current Assets We review and test the carrying amounts of PP&E and intangible assets with finite lives when an indicator of impairment is considered to exist. Impairment assessments on PP&E and intangible assets are conducted at the level of the cash generating unit (“CGU”), which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and includes most liabilities specific to the CGU. For operating mines and projects, the individual mine/project represents a CGU for impairment testing. The recoverable amount of a CGU is the higher of Value in Use (“VIU”) and Fair Value Less Costs of Disposal (“FVLCD”). We have determined that the FVLCD is greater than the VIU amounts and is therefore used as the recoverable amount for impairment testing purposes. An impairment loss is recognized for any excess of the carrying amount of a CGU over its recoverable amount where both the recoverable amount and carrying value include the associated other assets and liabilities, including taxes where applicable, of the CGU. Where it is not appropriate to allocate the loss to a separate asset, an impairment loss related to a CGU is allocated to the carrying amount of the assets of the CGU on a pro rata basis based on the carrying amount of its non-monetary assets. q) Goodwill Under the acquisition method of accounting, the costs of business combinations are allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the fair value of consideration paid over the fair value of the identifiable net assets acquired is recorded as goodwill. Goodwill is not amortized; instead it is tested for impairment in the fourth quarter and also when there is an indicator of impairment. At the date of acquisition, goodwill is assigned to the CGU or group of CGUs that is expected to benefit from the synergies of the business combination. For the purposes of impairment testing, goodwill is allocated to the Company’s operating segments, which are our individual minesites and corresponds to the level at which goodwill is internally monitored by the Chief Operating Decision Maker (“CODM”). Impairment Reversal An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or may have Barrick Gold Corporation | Financial Report 2018 110

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS The recoverable amount of an operating segment is the higher of VIU and FVLCD. A goodwill impairment is recognized for any excess of the carrying amount of the operating segment over its recoverable amount. Goodwill impairment charges are not reversible. When a derivative designated as a cash flow hedge expires or is sold and the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in equity at that time remains in equity and is recognized in the consolidated statements of income when the forecasted transaction occurs. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the consolidated statements of income. r) Debt Debt is recognized initially at fair value, net of financing costs incurred, and subsequently measured at amortized cost. Any difference between the amounts originally received and the redemption value of the debt is recognized in the consolidated statements of income over the period to maturity using the effective interest method. Non-Hedge Derivatives Derivative instruments that do not qualify as either fair value or cash flow hedges are recorded at their fair value at the balance sheet date, with changes in fair value recognized in the consolidated statements of income. s) Derivative Instruments and Hedge Accounting Derivative Instruments Derivative instruments are recorded at fair value on the consolidated balance sheet, classified based on contractual maturity. Derivative instruments are classified as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”), hedges of highly probable forecasted transactions (“cash flow hedges”) or non-hedge derivatives. Derivatives designated as either a fair value or cash flow hedge that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the balance sheet unless there is a legal right to offset and intent to settle on a net basis. t) Embedded Derivatives Derivatives embedded in other financial instruments or executory contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to their host financial instrument or contract. In some cases, the embedded derivatives may be designated as hedges and are accounted for as described above. u) Environmental Rehabilitation Provision Mining, extraction and processing activities normally give rise to obligations for environmental rehabilitation. Rehabilitation work can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; security and other site-related costs required to perform the rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and our environmental policies. Routine operating costs that may impact the ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Abnormal costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event that gives rise to an obligation occurs and reliable estimates of the required rehabilitation costs can be made. Provisions for the cost of each rehabilitation program are normally recognized at the time that an environmental disturbance occurs or a new legal or constructive obligation is determined. When the extent of disturbance increases Fair Value Hedges Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statements of income, together with any changes in the fair value of the hedged asset or liability or firm commitment that is attributable to the hedged risk. Cash Flow Hedges The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized in the consolidated statements of income. Amounts accumulated in equity are transferred to the consolidated statements of income in the period when the forecasted transaction impacts earnings. When the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability. Barrick Gold Corporation | Financial Report 2018 111

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS over the life of an operation, the provision is increased accordingly. The major parts of the carrying amount of provisions relate to closure/rehabilitation of tailings ponds, heap leach pads and waste dumps; demolition of buildings/ mine facilities; ongoing water treatment; and ongoing care and maintenance and security of closed mines. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation at the time of closure and post-closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks and probabilities of alternative estimates of cash flows required to settle the obligation at each particular operation. The expected rehabilitation costs are estimated based on the cost of external contractors performing the work or the cost of performing the work internally depending on management’s intention. The timing of the actual rehabilitation expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions and the environment in which the mine operates. Expenditures may occur before and after closure and can continue for an extended period of time depending on rehabilitation requirements. Rehabilitation provisions are measured at the expected value of future cash flows, which exclude the effect of inflation, discounted to their present value using a current US dollar real risk-free pre-tax discount rate. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision. Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. Significant judgments and estimates are involved in forming expectations of future activities, the amount and timing of the associated cash flows and the period over which we estimate those cash flows. Those expectations are formed based on existing environmental and regulatory requirements or, if more stringent, our environmental policies which give rise to a constructive obligation. When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in PP&E and depreciated over the expected economic life of the operation to which it relates. Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and resources with a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; changes in discount rates; changes in foreign exchange rates; changes in Barrick’s closure policies; and changes in laws and regulations governing the protection of the environment. Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions. Those adjustments are accounted for as a change in the corresponding cost of the related assets, including the related mineral property, except where a reduction in the provision is greater than the remaining net book value of the related assets, in which case the value is reduced to nil and the remaining adjustment is recognized in the consolidated statements of income. In the case of closed sites, changes in estimates and assumptions are recognized immediately in the consolidated statements of income. For an operating mine, the adjusted carrying amount of the related asset is depreciated prospectively. Adjustments also result in changes to future finance costs. v) Litigation and Other Provisions Provisions are recognized when a present obligation exists (legal or constructive), as a result of a past event, for which it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are discounted to their present value using a current US dollar real risk-free pre-tax discount rate and the accretion expense is included in finance costs. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Barrick Gold Corporation | Financial Report 2018 112

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. Contingent gains are only recognized when the inflow of economic benefits is virtually certain. is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate. Employee Stock Option Plan Under Barrick’s ESOP, certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted to the individual and the exercise price, are approved. Stock options vest equally over four years, beginning in the year after granting. The ESOP arrangement has graded vesting terms, and therefore multiple vesting periods must be valued and accounted for separately over their respective vesting periods. The compensation expense of the instruments issued for each grant under the ESOP is calculated using the Lattice model. The compensation expense is adjusted by the estimated forfeiture rate which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate. w) Stock-Based Compensation We recognize the expense related to these plans over the vesting period, beginning once the grant has been approved and announced to the beneficiaries. Cash-settled awards are measured at fair value initially using the market value of the underlying shares on the day preceding the date of the grant of the award and are required to be remeasured to fair value at each reporting date until settlement. The cost is then recorded over the vesting period of the award. This expense, and any changes in the fair value of the award, is recorded to the same expense category as the award recipient’s payroll costs. The cost of a cash-settled award is recorded within liabilities until settled. Barrick offers cash-settled (Restricted Share Units (“RSU”), Deferred Share Units (“DSU”), Performance Restricted Share Units (“PRSU”) and Performance Granted Share Units (“PGSU”)) awards to certain employees, officers and directors of the Company. Equity-settled awards are measured at fair value, using the Lattice model for stock options, with market related inputs as of the date of the grant. The cost is recorded over the vesting period of the award to the same expense category as the award recipient’s payroll costs (i.e., cost of sales or general and administrative) and the corresponding entry is recorded in equity. Equity-settled awards are not remeasured subsequent to the initial grant date. Barrick offers equity-settled (Employee Stock Option Plan (“ESOP”), Employee Share Purchase Plan (“ESPP”), Global Employee Share Plan (“GESP”) and Barrick Share Purchase Plan (“BSPP”)) awards to certain employees, officers and directors of the Company. We use the accelerated method (also referred to as ‘graded’ vesting) for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate. The expected forfeiture rate Restricted Share Units Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs generally vest within three years and upon vesting the employee will receive either cash or common shares, depending on the terms of the grant. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period. A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to compensation expense, as a component of corporate administration and operating segment administration. Compensation expenses for RSUs incorporate an estimate for expected forfeiture rates based on which the fair value is adjusted. Deferred Share Units Under our DSU plan, Directors must receive at least 75% of their basic annual retainer in the form of DSUs or cash to purchase common shares that cannot be sold, transferred or otherwise disposed of until the Director leaves the Board. Each DSU has the same value as one Barrick common Barrick Gold Corporation | Financial Report 2018 113

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs is paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. The initial fair value of the liability is calculated as of the grant date and is recognized immediately. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense in the period. Officers may also elect to receive a portion or all of their incentive compensation in the form of DSUs. We also allow granting of DSUs to other officers and employees at the discretion of the Board Compensation Committee. period, by the greater of (i) the closing price of Barrick common shares on the day prior to the grant date and (ii) the closing price of Barrick Common Shares on the first day following the expiration of the blackout. Upon vesting, the after-tax value of the award is used to purchase common shares and generally these shares cannot be sold until the employee retires or leaves Barrick. PGSUs vest at the end of the third year from the date of the grant. The initial fair value of the liability is calculated as of the grant date and is recognized within compensation expense using the straight-line method over the vesting period. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any changes in fair value recorded as compensation expense. Performance Restricted Share Units Under our PRSU plan, selected employees are granted PRSUs, where each PRSU has a value equal to one Barrick common share. PRSUs vest at the end of a three-year period and are settled in cash on the third anniversary of the grant date. Additional PRSUs are credited to reflect dividends paid on Barrick common shares over the vesting period. Vesting, and therefore the liability, is based on the achievement of performance goals and the target settlement ranges from 0% to 200% of the original grant of units. The value of a PRSU reflects the value of a Barrick common share and the number of share units issued is adjusted for its relative performance against certain competitors and other internal financial performance measures. Therefore, the fair value of the PRSUs is determined with reference to the closing stock price at each remeasurement date. The initial fair value of the liability is calculated as of the grant date and is recognized within compensation expense using the straight-line method over the vesting period. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any changes in fair value recorded as compensation expense. The fair value is adjusted for the revised estimated forfeiture rate. Employee Share Purchase Plan Under our ESPP plan, certain Barrick employees can purchase Company shares through payroll deduction. Each year, employees may contribute 1%-6% of their combined base salary and annual short-term incentive, and Barrick will match 50% of the contribution, up to a maximum of C$5,000 per year. Both Barrick and the employee make the contributions on a semi-monthly basis with the funds being transferred to a custodian who purchases Barrick Common Shares in the open market. Shares purchased with employee contributions have no vesting requirement; however, shares purchased with Barrick’s contributions vest approximately one year from contribution date. All dividend income is used to purchase additional Barrick shares. Barrick records an expense equal to its semi-monthly cash contribution. No forfeiture rate is applied to the amounts accrued. Where an employee leaves prior to vesting, any accrual for contributions by Barrick during the year related to that employee is reversed. Barrick Share Purchase Plan Under our BSPP plan, certain Barrick employees can purchase Company shares through payroll deduction. Each year, employees may contribute 1%–10% of their combined base salary and annual short-term incentive, and Barrick will match 100% of the contribution, up to a maximum of C$5,000 or US$4,000 per year. Both Barrick and the employee make the contributions on a semi-monthly basis with the funds being transferred to a custodian who purchases Barrick Common Shares in the open market. Shares purchased with employee and Barrick contributions have no vesting requirement. Barrick recognizes the expense when Barrick contributions are made and has no ongoing liability. Performance Granted Share Units Under our PGSU plan, selected employees are granted PGSUs, where each PGSU has a value equal to one Barrick common share. Annual PGSU awards are determined based on a multiple ranging from one to six times base salary (depending on position and level of responsibility) multiplied by a performance factor. The number of PGSUs granted to a plan participant is determined by dividing the dollar value of the award by the closing price of Barrick Common Shares on the day prior to the grant, or if the grant date occurs during a blackout Barrick Gold Corporation | Financial Report 2018 114

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Global Employee Share Plan Under our GESP plan, Barrick employees are awarded Company Common Shares. These shares vest immediately, but must be held until the employee ceases to be employed by the Company. Barrick recognizes the expense when the award is announced and has no ongoing liability. affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected return on plan assets, discount rates, future wage increases and other assumptions. The discount rate and life expectancy are the assumptions that generally have the most significant impact on our pension cost and obligation. x) Post-Retirement Benefits Defined Contribution Pension Plans Certain employees take part in defined contribution employee benefit plans whereby we contribute up to 6% of the employee’s annual salary. We also have a retirement plan for certain officers of Barrick under which we contribute 15% of the officer’s annual salary and annual short-term incentive. The contributions are recognized as compensation expense as incurred. The Company has no further payment obligations once the contributions have been paid. Other Post-Retirement Benefits We provide post-retirement medical, dental, and life insurance benefits to certain employees. Actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are recorded in OCI. y) New Accounting Standards Effective in 2018 Impact of Adoption of IFRS 15 Revenue from Contracts with Customers We have adopted the requirements of IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) as of January 1, 2018. IFRS 15 covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. We elected to apply IFRS 15 using a modified retroactive approach by recognizing the cumulative effect of initially adopting IFRS 15 as an adjustment to the opening balance sheet through equity at January 1, 2018. Therefore, the comparative information has not been restated and continues to be reported under IAS 18 Revenue (“IAS 18”). The details of accounting policy changes and the quantitative impact of these changes are described below. Defined Benefit Pension Plans We have qualified defined benefit pension plans that cover certain former United States and Canadian employees and provide benefits based on employees’ years of service. Our policy is to fund the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members. Independent trustees administer assets of the plans, which are invested mainly in fixed-income and equity securities. As well as the qualified plans, we have non-qualified defined benefit pension plans covering certain employees and former directors of Barrick. No funding is done on these plans and contributions for future years are required to be equal to benefit payments. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in OCI in the period in which they arise. Our valuations are carried out using the projected unit credit method. We record the difference between the fair value of the plan assets and the present value of the plan obligations as an asset or liability on the consolidated balance sheets. Gold Bullion Sales IFRS 15 requires that revenue from contracts with customers be recognized upon the transfer of control over goods or services to the customer. The recognition of revenue upon transfer of control to the customer is consistent with our revenue recognition policy as set out in note 2f of these consolidated financial statements, as the condition is generally satisfied when title transfers to the customer. As such, upon adoption, this requirement under IFRS 15 resulted in no impact to our financial statements as the timing of revenue recognition on our gold bullion sales is unchanged. Pension Plan Assets and Liabilities Pension plan assets, which consist primarily of fixed-income and equity securities, are valued using current market quotations. Plan obligations and the annual pension expense are determined on an actuarial basis and are Barrick Gold Corporation | Financial Report 2018 115

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Concentrate Sales We assessed all of our existing concentrate sales agreements and determined that there is no change in the timing of revenue recognition, as control transfers to the smelting companies at the time of shipment, consistent with our current accounting policy as set out in note 2f of these consolidated financial statements. Although IFRS15 identifies the shipping component associated with concentrate sales as a separate performance obligation, requiring a portion of the revenue to be deferred and only recognized once the shipment has reached the destination port, we have determined that the deferred revenue would be insignificant and thus have not accounted for the shipping component as a separate performance obligation. IFRS 15 does not consider provisional price adjustments associated with concentrate sales to be revenue from contracts with customers as they arise from changes in market gold and copper prices between the shipment date and settlement date. As such, we have separately presented provisional price adjustments in note 6 of these consolidated financial statements in line with the requirements of IFRS 15. z) New Accounting Standards Issued But Not Yet Effective IFRS 16 Leases In January 2016, the IASB issued IFRS 16 Leases, which requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019. We expect that IFRS 16 will result in an increase in assets and liabilities as fewer leases will be expensed as payments are made. We expect an increase in depreciation and interest expenses, a decrease in operating expense and an increase in cash flow from operating activities as these lease payments will be recorded as financing outflows in our cash flow statement. We have developed a full implementation plan to determine the impact on our financial statements and internal controls. In the fourth quarter of 2017, we formed an IFRS 16 working group and began the process of compiling all of our existing operating leases and service contracts. In the first quarter of 2018, we began reviewing the relevant agreements to identify which of the operating leases and service contracts are in scope for IFRS 16. In the second quarter of 2018, we had largely completed our review of existing service contracts for embedded leases and had identified all operating leases. In the third quarter of 2018, we continued our review of existing service contracts for embedded leases, began developing a valuation approach to discount our population of leases, and evaluated various leasing software tools to assist with the increased accounting and disclosure requirements arising from the new leasing standard. In the fourth quarter of 2018, we performed a completeness test to validate the population of service contracts in scope for IFRS 16 resulting in an increase in the population of contracts for review. In addition, we developed a lease valuation tool for measurement of our leases, completed the design of the controls surrounding the identification of leases in service contracts, and developed our policy governing the accounting for leases. While we have not yet completed our lease review of the service contracts identified as part of the completeness test, our expectation continues to be that most of the impact upon transition to IFRS 16 will be derived from our operating leases, which will be recognized on our balance sheet effect January 1, 2019. We will use the modified retrospective approach of adoption resulting in no restatement of prior year comparatives. The quantitative impact of adopting IFRS 16 will be provided in our first 2019 quarterly report. Streaming Agreements IFRS 15 requires that for contracts containing variable consideration, the transaction price be continually updated and re-allocated to the transferred goods and services. As a result, we have updated our accounting policy for revenue earned on streaming agreements such that we will treat the deferred revenue component as variable, requiring an adjustment to the transaction price per unit each time there is a change in the underlying production profile of a mine (typically in the fourth quarter of each year). The change in the transaction price per unit results in a retroactive adjustment to revenue in the period in which the change is made, reflecting the new production profile expected to be delivered under the streaming agreement. A corresponding retroactive adjustment is made to accretion expense, reflecting the impact of the change in the deferred revenue balance. The impact of the initial adoption of this change in accounting policy was an adjustment to reduce the opening deficit on January 1, 2018 of $64 million with a corresponding adjustment to reduce the deferred revenue balance. There was no impact to net income for the period. If in 2018 we had continued to recognize revenue on streaming agreements in accordance with IAS 18, the amounts recognized for revenue, deferred revenue and interest expense would have been insignificantly different from those recognized in accordance with IFRS 15. Barrick Gold Corporation | Financial Report 2018 116

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 3  Critical Judgments, Estimates, Assumptions and Risks Many of the amounts included in the consolidated balance sheet require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Information about such judgments and estimates is contained in the description of our accounting policies and/or other notes to the financial statements. The key areas where judgments, estimates and assumptions have been made are summarized below. less applicable variable selling expenses. Estimation is also required in determining the tonnage, recoverable gold and copper contained therein, and in determining the remaining costs of completion to bring inventory into its saleable form. Judgment also exists in determining whether to recognize a provision for obsolescence on mine operating supplies, and estimates are required to determine salvage or scrap value of supplies. Estimates of recoverable gold or copper on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type). Life of Mine (“LOM”) Plans and Reserves and Resources Estimates of the quantities of proven and probable mineral reserves and mineral resources form the basis for our LOM plans, which are used for a number of important business and accounting purposes, including: the calculation of depreciation expense; the capitalization of production phase stripping costs; and forecasting the timing of the payments related to the environmental rehabilitation provision. In addition, the underlying LOM plans are used in the impairment tests for goodwill and non-current assets. In certain cases, these LOM plans have made assumptions about our ability to obtain the necessary permits required to complete the planned activities. We estimate our ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements. To calculate our gold reserves, as at December 31, 2018 we have used a per ounce gold price of $1,200, consistent with the prior year. To calculate our measured, indicated, and inferred gold resources, as at December 31, 2018 we have used a gold price assumption of $1,500 per ounce, consistent with the prior year. Refer to notes 19 and 21. Impairment and Reversal of Impairment for Non-Current Assets and Impairment of Goodwill Goodwill and non-current assets are tested for impairment if there is an indicator of impairment or reversal of impairment, and in the case of goodwill annually during the fourth quarter, for all of our operating segments. We consider both external and internal sources of information for indications that non-current assets and/or goodwill are impaired. External sources of information we consider include changes in the market, economic and legal environment in which the CGU operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information we consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. Calculating the FVLCD of CGUs for non-current asset and goodwill impairment tests requires management to make estimates and assumptions with respect to future production levels, operating, capital and closure costs in our LOM plans, future metal prices, foreign exchange rates, Net Asset Value (“NAV”) multiples, value of reserves outside LOM plans in relation to the assumptions related to comparable entities and the market values per ounce and per pound and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis. Refer to notes 2o, 2q and 21 for further information. Inventory The measurement of inventory including the determination of its net realizable value, especially as it relates to ore in stockpiles, involves the use of estimates. Net realizable value is determined with reference to relevant market prices Barrick Gold Corporation | Financial Report 2018 117

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Provisions for Environmental Rehabilitation Management assesses its provision for environmental rehabilitation on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs, the timing of these expenditures, and the impact of changes in discount rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future. Refer to notes 2u and 27 for further information. Under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) and its state law equivalents, present or past owners of a property may be held jointly and severally liable for cleanup costs or forced to undertake remedial actions in response to unpermitted releases of hazardous substances at such property, in addition to, among other potential consequences, potential liability to governmental entities for the cost of damages to natural resources, which may be substantial. These subject properties are referred to as “superfund” sites. In addition to properties that have previously been designated as such, there is a chance that our current or legacy operations in the U.S. could be designated as a superfund site in the future, exposing Barrick to potential liability under CERCLA. The U.S. Environmental Protection Agency recently announced it is considering listing on the CERCLA National Priorities List a 322 square mile site in the San Mateo basin in New Mexico (“San Mateo Site”) due to alleged surface and ground water contamination from past uranium mining. The San Mateo Site includes legacy operations of our wholly owned subsidiary Homestake Mining Company of California. repatriation of earnings, which would impact the recognition of withholding taxes and taxes related to the outside basis on subsidiaries/associates. A number of these estimates require management to make estimates of future taxable profit, as well as the recoverability of indirect taxes, and if actual results are significantly different than our estimates, the ability to realize the deferred tax assets and indirect tax receivables recorded on our balance sheet could be impacted. Refer to notes 2j, 12 and 30 for further information. Contingencies Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. Contingent assets are not recognized in the consolidated financial statements. Refer to note 36 for more information. Pascua-Lama The Pascua-Lama project received $443 million as at December 31, 2018 ($484 million as at December 31, 2017) in value added tax (“VAT”) refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement this amount plus interest of $340 million (2017: $313 million) must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on December 31, 2026. The terms of the current VAT arrangement in Chile Taxes Management is required to make estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes, and estimates of the timing of Barrick Gold Corporation | Financial Report 2018 118

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS are applicable to either an open pit or an underground mine design. In addition, we have recorded $112 million in VAT recoverable in Argentina as at December 31, 2018 ($221 million as at December 31, 2017) relating to the development of the Argentinean side of the project. These amounts may not be recoverable if the project does not enter into production and are subject to foreign currency risk as the amounts are recoverable in Argentine pesos. to the return of the upfront cash consideration paid less credit for silver delivered up to the date of that event. The cash liability at December 31, 2018 is $253 million. The deferred revenue component of our streaming agreements is considered variable and is subject to retroactive adjustment when there is a change in the timing of the delivery of ounces or in the underlying production profile of the relevant mine. The impact of such a change in the timing or quantity of ounces to be delivered under a streaming agreement will result in retroactive adjustments to both the deferred revenue recognized and the accretion recorded prior to the date of the change. There was a $12 million retroactive adjustment recorded in 2018 in addition to the adjustment recorded to reflect the initial adoption of IFRS 15 as outlined in note 2y. Refer to note 2y for further details on our accounting for Streaming Transactions. Refer to note 28 for a summary of our key financial risks. Streaming Transactions The upfront cash deposit received from Royal Gold on the gold and silver streaming transaction for production linked to Barrick’s 60% interest in the Pueblo Viejo mine has been accounted for as deferred revenue since we have determined that it is not a derivative as it will be satisfied through the delivery of non-financial items (i.e., gold and silver) rather than cash or financial assets. It is our intention to settle the obligations under the streaming arrangement through our own production and if we were to fail to settle the obligations with Royal Gold through our own production, this would lead to the streaming arrangement becoming a derivative. This would cause a change to the accounting treatment, resulting in the revaluation of the fair value of the agreement through profit and loss on a recurring basis. Refer to note 29 for further details. Our silver sale agreement with Wheaton Precious Metals Corp. (“Wheaton”) (formerly Silver Wheaton Corp.) requires us to deliver 25% of the life of mine silver production from the Pascua-Lama project once it is constructed and required delivery of 100% of our silver production from Lagunas Norte, Pierina and Veladero mines until March 31, 2018. The completion date for Pascua-Lama was originally December 31, 2015 but was subsequently extended to June 30, 2020. Per the terms of the amended silver purchase agreement, if the requirements of the completion guarantee have not been satisfied by June 30, 2020, the agreement may be terminated by Wheaton, in which case, they will be entitled Zambian Tax Matters The mining taxes assessed to the Lumwana Mine have contradicted the Development Agreement that was finalized between Lumwana Mining Company Limited (“LMC”) and the Government of Zambia on December 16, 2005. In 2015, the Company began to take steps to preserve its rights under the Development Agreement and started to engage in formal discussions with the government to redress historical tax issues relating to the Development Agreement. On October 3, 2018, a deed of settlement was signed by the Government of Zambia and LMC. The deed provides that, within 30 days of the deed, LMC shall file tax returns for 2012 through 2017, and the government shall have the right to conduct and complete an audit of the returns within 60 days of the deed. LMC has filed the tax returns for 2012 through 2017 and the audit of these tax returns by the Zambian tax authority is expected to be completed in the first quarter of 2019. Barrick Gold Corporation | Financial Report 2018 119

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Notes to the Financial Statements

	Note	Page
Acquisitions and divestitures	4	120
Segment information	5	122
Revenue	6	125
Cost of sales	7	125
Exploration, evaluation and project expenses	8	126
Other expense (income)	9	126
Impairment charges (reversals)	10	126
General and administrative expenses	11	126
Income tax expense	12	126
Earnings (loss) per share	13	129
Finance costs, net	14	129
Cash flow – other items	15	129
Investments	16	130
Inventories	17	131
Accounts receivable and other current assets	18	132
Property, plant and equipment	19	132
Goodwill and other intangible assets	20	134
Impairment and reversal of non-current assets	21	135
Other assets	22	140
Accounts payable	23	140
Other current liabilities	24	140
Financial instruments	25	140
Fair value measurements	26	149
Provisions	27	152
Financial risk management	28	152
Other non-current liabilities	29	155
Deferred income taxes	30	156
Capital stock	31	158
Non-controlling interests	32	158
Remuneration of key management personnel	33	160
Stock-based compensation	34	160
Post-retirement benefits	35	162
Contingencies	36	163
Subsequent events	37	175

4 ▪ Acquisitions and Divestitures

For the years ended December 31	2018	2017
Gross cash proceeds on divestiture		
Veladero	$ –	$ 990
	$ –	$ 990

a) Investment in Shandong Gold Mining

On September 24, 2018, we entered into a mutual investment agreement with Shandong Gold Group Co., Ltd. ("Shandong Gold"), further strengthening Barrick's partnership with one of China's leading mining companies. Under the agreement, Shandong Gold will purchase up to $300 million of Barrick shares, and Barrick will invest an equivalent amount in shares of Shandong Gold Mining Co., Ltd., a publicly listed company controlled by Shandong Gold. Shares will be purchased in the open market and purchases made by Barrick will be accounted for as other investments with changes in fair value recorded in OCI. As at December 31, 2018, Barrick has purchased approximately $120 million of shares of Shandong Gold Mining Co., Ltd.

b) Investment in Midas Gold

On May 9, 2018, we announced the acquisition of 46.55 million common shares, representing approximately 19.9 percent of issued and outstanding common shares of Midas Gold Corporation in a non-brokered private placement for total consideration of $38 million. Upon acquisition of the shares, we accounted for our interest as other investments with changes in fair value recorded in OCI.

c) Sale of 50% of Veladero

On April 6, 2017, we announced a strategic cooperation agreement with Shandong Gold where Shandong Gold agreed to acquire 50 percent of Barrick's Veladero mine in Argentina. The transaction closed on June 30, 2017 and we received total cash consideration of $990 million, which includes working capital adjustments of $30 million received in the fourth quarter of 2017. The transaction resulted in a gain of $718 million, partially on the sale of 50 percent to Shandong Gold and partially upon remeasurement of our remaining interest in Veladero. We have accounted for our

120 Barrick Gold Corporation | Financial Report 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS remaining 50 percent interest as a joint operation and consolidated our proportionate share of the assets and liabilities. We have recognized our share of the revenue and expenses of Veladero starting July 1, 2017. In accordance with the acquisition method of accounting, the acquisition cost has been allocated to the underlying assets acquired and liabilities assumed. We completed the purchase price allocation in the fourth quarter of 2017 and recognized a deferred tax liability for the difference between the fair values and the tax base of those assets and now have an updated goodwill balance of $154 million, which is not deductible for tax purposes. As consideration for the 25 percent interest acquired from Barrick, Goldcorp will fund Barrick’s first $260 million of expenditures on the project and will spend an equivalent amount on its own behalf for a total project investment commitment of $520 million. Under the agreement, Goldcorp must spend a minimum of $60 million in the two-year period following closing, and then $80 million in each successive two-year period. The outstanding funding commitment will accrue interest at an annual rate of 4.75 percent. In the event that Goldcorp does not spend the minimum amount in any two-year period, 50 percent of any shortfall will be paid directly to Barrick in cash. In addition, Goldcorp also funded Cerro Casale’s acquisition of a 100 percent interest in the adjacent Quebrada Seca property from Kinross upon closing. Upon a construction decision Goldcorp will pay Barrick $40 million in cash and Barrick will receive a 1.25 percent royalty on 25 percent of the gross revenues derived from metal production from both Cerro Casale and Quebrada Seca. The contingent consideration payable to Barrick has been recorded at its estimated fair value in other long-term assets. Goldcorp entered into a separate agreement for the acquisition of Exeter Resource Corporation, whose sole asset is the Caspiche Project, located approximately 10 kilometers north of Cerro Casale. The acquisition of 100 percent of Exeter was completed in the third quarter of 2017 and Goldcorp contributed the Caspiche Project into the joint venture at a total acquisition cost of approximately $157 million. The acquisition costs incurred by Goldcorp have been deducted from the $520 million total project investment commitment, but will not count towards the minimum expenditures for the initial two-year period. We have recorded a receivable of $163 million, split $20 million as short-term and $143 million as long-term, in other current assets and other long-term assets, respectively. This joint venture is now referred to as Norte Abierto and includes the Cerro Casale, Caspiche and Luciano deposits. d) Sale of 25% of Cerro Casale On March 28, 2017, we announced an agreement with Goldcorp Inc. (“Goldcorp”) to form a new partnership at the Cerro Casale Project in Chile. The transaction closed on June 9, 2017. Under the terms of the agreement, Goldcorp agreed to purchase a 25 percent interest in Cerro Casale from Barrick. This transaction, coupled with the concurrent purchase by Goldcorp of Kinross Gold Corporation’s (“Kinross”) 25 percent interest in Cerro Casale, resulted in Barrick and Goldcorp each holding a 50 percent interest in the newly formed Cerro Casale joint operation. This ownership change, coupled with the specific terms of the agreement, caused a change in control of the Cerro Casale Project, and we remeasured our retained interest in the joint operation at fair value at the date control was lost. The total consideration received by Barrick and Kinross implies a fair value of $1.2 billion for 100 percent of Cerro Casale, which resulted in a reversal of impairment of $1.12 billion in the first quarter of 2017. Refer to note 21 for further details of the impairment reversal. We are accounting for our remaining 50 percent interest as a joint operation and consolidate our proportionate share of the assets, liabilities, revenue and expenses of Cerro Casale. We recognized a gain of $193 million due to the deconsolidation of the non-controlling interest in Cerro Casale in the second quarter of 2017. Barrick Gold Corporation | Financial Report 2018 121

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS e) Investment in Reunion Gold On December 1, 2017, we announced the acquisition of 48 million common shares, representing approximately 15 percent of issued and outstanding common shares of Reunion Gold Corporation (“Reunion”), in a non-brokered private placement for total consideration of C$9 million. Subsequent to acquisition of the shares, we accounted for our interest as other investments with changes in fair value recorded in OCI. On February 3, 2019, we entered into a Strategic Alliance Agreement to form a 50-50 alliance to jointly explore for, develop and mine certain mineral projects in the Guiana Shield. We also purchased 33.15 million common shares for total consideration of C$4.97 million, increasing our interest in Reunion to approximately 19.9% of Reunion’s issued and outstanding common shares. f) Acquisition of Robertson Property in Nevada On June 7, 2017, we completed the acquisition of the Robertson Property in Nevada from Coral Gold Resources. Consideration paid by Barrick consisted of $16 million, the return of 4.15 million shares (approximate value of $1 million) held by Barrick and a sliding scale royalty on any future production from the Robertson Property. 5 Segment Information Barrick’s business is organized into eleven individual minesites, one grouping of two minesites, one publicly traded company and one project. Barrick’s CODM reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, grouping, Company and/or project level. During the third quarter of 2018, Barrick’s president, who was our CODM, resigned from the Company. Three members of our executive management team, our Executive Vice President and Chief Financial Officer, Chief Investment Officer and Senior Vice President, Operational and Technical Excellence, together assumed the role of CODM through December 31, 2018. Following completion of the merger with Randgold on January 1, 2019, Mark Bristow, as President and Chief Executive Officer, has assumed this role. Each individual minesite, with the exception of Barrick Nevada, Acacia and the Pascua-Lama project, are operating segments for financial reporting purposes. Our presentation of our reportable operating segments is four individual gold mines (Pueblo Viejo, Lagunas Norte, Veladero and Turquoise Ridge), Barrick Nevada, Acacia and our Pascua-Lama project. The remaining operating segments, our remaining gold and copper mines, have been grouped into an “other” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income. Barrick Gold Corporation | Financial Report 2018 122

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Income Information

For the year ended December 31, 2018	Revenue	Cost of sales: Direct mining, royalties and community relations	Cost of sales: Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Barrick Nevada	$ 2,655	$ 1,066	$ 649	$ 36	$ 14	$ 890
Turquoise Ridge	331	178	28	–	(1)	126
Pueblo Viejo[2]	1,333	547	185	21	1	579
Veladero	366	189	121	2	1	53
Lagunas Norte	332	291	46	2	6	(13)
Acacia[2]	664	367	89	–	37	171
Pascua-Lama	–	–	11	77	7	(95)
Other Mines[3]	1,562	1,117	305	12	30	98
	$ 7,243	$ 3,755	$ 1,434	$ 150	$ 95	$ 1,809

Consolidated Statements of Income Information

For the year ended December 31, 2017	Revenue	Cost of sales: Direct mining, royalties and community relations	Cost of sales: Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Barrick Nevada	$ 2,961	$ 1,076	$ 793	$ 24	$ 16	$ 1,052
Turquoise Ridge	280	131	28	–	2	119
Pueblo Viejo[2]	1,417	501	229	–	16	671
Veladero	591	291	119	3	5	173
Lagunas Norte	514	177	68	4	6	259
Acacia[2]	751	362	107	–	91	191
Pascua-Lama	–	–	8	125	(10)	(123)
Other Mines[3]	1,860	1,086	267	12	31	464
	$ 8,374	$ 3,624	$ 1,619	$ 168	$ 157	$ 2,806

1. Includes accretion expense, which is included with finance costs in the consolidated statements of income. For the year ended December 31, 2018, accretion expense was $74 million (2017: $55 million).
2. Includes non-controlling interest portion of revenues, cost of sales and segment income for the year ended December 31, 2018, for Pueblo Viejo, $535 million, $289 million, $237 million (2017: $567 million, $285 million, $276 million) and Acacia, $240 million, $164 million, $63 million (2017: $271 million, $169 million, $69 million).
3. Includes cost of sales of Pierina for the year ended December 31, 2018 of $116 million (2017: $174 million).

Reconciliation of Segment Income to Income from Continuing Operations Before Income Taxes

For the years ended December 31	2018	2017
Segment income	$ 1,809	$ 2,806
Other cost of sales/amortization[1]	(31)	(57)
Exploration, evaluation and project expenses not attributable to segments	(233)	(186)
General and administrative expenses	(265)	(248)
Other (expense) income not attributable to segments	(69)	901
Impairment charges (reversals)	(900)	212
Loss on currency translation	(136)	(72)
Closed mine rehabilitation	13	(55)
Income from equity investees	46	76
Finance costs, net (includes non-segment accretion)[2]	(471)	(636)
Gain on non-hedge derivatives[3]	–	6
Income before income taxes	$ (237)	$ 2,747

1. Includes realized hedge losses of $4 million (2017: $27 million losses).
2. Includes debt extinguishment losses of $29 million (2017: $127 million losses).
3. Includes unrealized non-hedge losses of $1 million (2017: $1 million gains).

Barrick Gold Corporation | Financial Report 2018 123

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Geographic Information	Non-current assets		Revenue[1]	
	As at Dec. 31, 2018	As at Dec. 31, 2017	2018	2017
United States	$ 6,768	$ 6,641	$ 3,025	$ 3,299
Dominican Republic	3,460	3,480	1,334	1,417
Argentina	1,721	2,217	366	591
Chile	2,500	2,469	–	–
Tanzania	1,045	1,129	664	751
Peru	145	734	449	676
Australia	395	463	408	456
Zambia	735	787	502	612
Papua New Guinea	348	351	269	322
Saudi Arabia	408	371	–	–
Canada	432	625	226	250
Unallocated	696	1,357	–	–
Total	$ 18,653	$ 20,624	$ 7,243	$ 8,374

1. Presented based on the location from which the product originated.

Capital Expenditures Information	Segment capital expenditures[1]	
	As at December 31, 2018	As at December 31, 2017
Barrick Nevada	$ 581	$ 585
Turquoise Ridge	62	36
Pueblo Viejo	145	114
Veladero	143	173
Lagunas Norte	22	25
Acacia	93	148
Pascua-Lama	39	6
Other Mines	314	259
Segment total	$ 1,399	$ 1,346
Other items not allocated to segments	44	36
Total	$ 1,443	$ 1,382

1. Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the consolidated statements of cash flow are presented on a cash basis. In 2018, cash expenditures were $1,400 million (2017: $1,396 million) and the increase in accrued expenditures was $43 million (2017: $14 million decrease).

124 Barrick Gold Corporation | Financial Report 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6 ▪ Revenue

For the years ended December 31	2018	2017
Gold sales[1]		
Spot market sales	$ 6,575	$ 7,566
Concentrate sales	25	64
Provisional pricing adjustments	–	1
	$ 6,600	$ 7,631
Copper sales[1]		
Copper concentrate sales	$ 549	$ 608
Provisional pricing adjustments	(37)	–
	$ 512	$ 608
Other sales[2]	$ 131	$ 135
Total	$ 7,243	$ 8,374

1. Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see note 25d).
2. Revenues include the sale of by-products from our gold and copper mines.

Principal Products

All of our gold mining operations produce gold in doré form, except Porgera, which produces both gold doré and gold concentrate. Gold doré is unrefined gold bullion bars usually consisting of 90% gold that is refined to pure gold bullion prior to sale to our customers. Concentrate is a processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated. Our Lumwana and Jabal Sayid mines produce a concentrate that primarily contains copper. Incidental revenues from the sale of by-products, primarily copper, silver and energy at our gold mines, are classified within other sales.

Provisional Copper and Gold Sales

We have provisionally priced sales for which price finalization, referenced to the relevant copper and gold index, is outstanding at the balance sheet date. Our exposure at December 31, 2018 to the impact of movements in market commodity prices for provisionally priced sales is set out in the following table:

	Volumes subject to final pricing Copper (millions)		Impact on net income before taxation of 10% movement in market price US$	
As at December 31	2018	2017	2018	2017
Copper pounds	51	57	$ 14	$ 19

At December 31, 2018, our provisionally priced copper sales subject to final settlement were recorded at average prices of $2.71/lb (2017: $3.29/lb). At December 31, 2018 and December 31, 2017, there were no provisionally priced gold sales subject to final settlement. The sensitivities in the above table have been determined as the impact of a 10% change in commodity prices at each reporting date, while holding all other variables, including foreign currency exchange rates, constant.

7 ▪ Cost of Sales

	Gold		Copper		Other[4]		Total	
For the years ended December 31	2018	2017	2018	2017	2018	2017	2018	2017
Direct mining cost[1,2,3]	$ 3,130	$ 3,063	$ 344	$ 274	$ 7	$ 28	$ 3,481	$ 3,365
Depreciation	1,253	1,529	170	83	34	35	1,457	1,647
Royalty expense	196	206	39	38	–	–	235	244
Community relations	42	38	5	4	–	2	47	44
Total	$ 4,621	$ 4,836	$ 558	$ 399	$ 41	$ 65	$ 5,220	$ 5,300

1. Direct mining cost related to gold and copper includes charges to reduce the cost of inventory to net realizable value of $199 million (2017: $21 million). Refer to note 17.
2. Direct mining cost related to gold includes the costs of extracting by-products and export duties paid in Argentina.
3. Includes employee costs of $1,001 million (2017: $1,051 million).
4. Other includes realized hedge gains and losses and corporate amortization.

Barrick Gold Corporation | Financial Report 2018 125

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8 ▪ Exploration, Evaluation and Project Expenses

For the years ended December 31	2018	2017
Minesite exploration and evaluation[1]	$ 45	$ 47
Global exploration and evaluation[1]	121	126
Advanced project costs:		
Pascua-Lama	77	122
Other	36	14
Corporate development[2]	60	13
Business improvement and innovation	44	32
Total exploration, evaluation and project expenses	$ 383	$ 354

1. Approximates the impact on operating cash flow.
2. 2018 includes $37 million in transaction costs related to the merger with Randgold.

9 ▪ Other Expense (Income)

a) Other Expense (Income)

For the years ended December 31	2018	2017
Other Expense:		
Litigation[1]	$ 68	$ 24
Write-offs[2]	51	11
Bulyanhulu reduced operations program costs[3]	29	53
Bank charges	22	23
Insurance payment to Porgera	13	–
Acacia – other	11	20
Other	28	23
Total other expense	$ 222	$ 154
Other Income:		
Gain on sale of long-lived assets[4]	$ (68)	$ (911)
Insurance proceeds related to Kalgoorlie	(24)	–
Interest Income	(22)	(17)
Other	(18)	(25)
Total other income	$ (132)	$ (953)
Total	$ 90	$ (799)

1. Primarily consists of Acacia legal fees, and a settlement dispute regarding a historical supplier contract acquired as part of the Equinox acquisition in 2011.
2. 2018 primarily relates to a $43 million write-off of a Western Australia long-term stamp duty receivable.
3. Primarily consists of severance, contractor and inventory write-down costs.
4. 2018 includes a gain of $45 million from the sale of a royalty asset at Acacia. 2017 includes gains of $718 million from the 50% sale of Veladero and $193 million from the 25% sale of Cerro Casale.

b) Loss on Currency Translation

For the years ended December 31	2018	2017
Currency translation losses released as a result of the disposal and reorganization of entities	$ –	$ 11
Foreign currency translation losses	136	61
Total	$ 136	$ 72

10 ▪ Impairment Charges (Reversals)

For the years ended December 31	2018	2017
Impairment charges (reversals) of long-lived assets[1]	$ 722	$ (224)
Impairment of intangibles[1]	24	12
Impairment of goodwill[1]	154	–
Total	$ 900	$ (212)

1. Refer to note 21 for further details.

11 ▪ General and Administrative Expenses

For the years ended December 31	2018	2017
Corporate administration[1]	$ 239	$ 227
Operating segment administration	26	21
Total[2]	$ 265	$ 248

1. Includes $63 million (2017: $3 million) related to one-time severance payments.
2. Includes employee costs of $156 million (2017: $98 million).

12 ▪ Income Tax Expense

For the years ended December 31	2018	2017
Tax on profit		
Current tax		
Charge for the year	$ 423	$ 1,125
Adjustment in respect of prior years	45	–
	$ 468	$ 1,125
Deferred tax		
Origination and reversal of temporary differences in the current year	$ 821	$ 112
Adjustment in respect of prior years	(91)	(6)
	$ 730	$ 106
Income tax expense	$ 1,198	$ 1,231
Tax expense related to continuing operations		
Current		
Canada	$ –	$ 7
International	468	1,118
	$ 468	$ 1,125
Deferred		
Canada	$ 628	$ (97)
International	102	203
	$ 730	$ 106
Income tax expense	$ 1,198	$ 1,231

126 Barrick Gold Corporation | Financial Report 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation to Canadian Statutory Rate

For the years ended December 31	2018	2017
At 26.5% statutory rate	$ (63)	$ 728
Increase (decrease) due to:		
Allowances and special tax deductions[1]	(59)	(96)
Impact of foreign tax rates[2]	(4)	215
Expenses not tax deductible	74	24
Non-taxable gains on sales of long-lived assets	–	(241)
Impairment charges not recognized in deferred tax assets	168	66
Goodwill impairment charges not tax deductible	54	–
Net currency translation losses on deferred tax balances	41	10
Tax impact of profits from equity accounted investments	(15)	(7)
Current year tax losses not recognized in deferred tax assets	100	21
United States tax reform	–	(203)
De-recognition of deferred tax assets	814	–
United States adjustment to one-time toll charge	(49)	–
Adjustments in respect of prior years	3	(6)
Increase to income tax related contingent liabilities	–	172
Dominican Republic tax audit	42	–
United States withholding taxes	(107)	252
Other withholding taxes	14	18
Mining taxes	184	266
Other items	1	12
Income tax expense	$ 1,198	$ 1,231

1. We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.
2. We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate.

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentine deferred tax liabilities. In 2018 and 2017, tax expense of $41 million and $10 million, respectively, primarily arose from translation losses due to the weakening of the Argentine peso against the US dollar. These translation losses are included within deferred tax expense (recovery).

De-recognition of Deferred Tax Assets

In fourth quarter of 2018, we recorded a deferred tax expense of $673 million related to de-recognition of the deferred tax asset in Canada, and a deferred tax expense of $141 million related to de-recognition of the deferred tax asset in Peru. The de-recognition of the deferred tax asset in Canada follows the merger with Randgold and management's focus on growing the business globally outside of Canada. This required us to reassess the level of repatriated earnings expected in Canada, and Canadian income thereon to support the deferred tax asset. The de-recognition of the deferred tax asset does not constrain our ability to use Canadian carry forward tax losses against future income in Canada; however, we do not currently expect to be able to use these losses in the foreseeable future as a result of the change in strategy in the fourth quarter. The de-recognition of the deferred tax asset in Peru follows management's review of expected future earnings and the associated impairment of inventory at Lagunas Norte and is driven by a fourth quarter change in our expected approach to financing future reclamation activities in Peru. Based on these reviews in Canada and Peru it was determined that the realizability of these deferred tax assets was no longer probable.

United States Tax Reform

On December 22, 2017, Tax Reform was enacted in the United States. The significant changes include: (i) a reduction from 35% to 21% in the corporate income tax rate effective January 1, 2018, which resulted in a deferred tax recovery of $343 million on our net deferred tax liability in the US, (ii) a repeal of the corporate alternative minimum tax ("AMT") effective January 1, 2018, (iii) the mandatory repatriation of earnings and profits of specified foreign corporations effective December 31, 2017, which resulted in an estimated one-time 2017 toll charge of $228 million, offset by (iv) the recognition of our previously unrecognized deferred tax asset on AMT credits in the amount of $88 million.

In the third quarter of 2018, during the process of completing the 2017 United States income tax returns, the calculation of the one-time 2017 toll charge was finalized and revised, resulting in a decrease of $49 million to the one-time toll charge, with a corresponding reduction to current income tax expense.

Barrick Gold Corporation | Financial Report 2018 127

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Dominican Republic Tax Audit In the first quarter of 2018, current tax expense of $5 million and deferred tax expense of $37 million were recorded, resulting from a tax audit of Pueblo Viejo in the Dominican Republic. The deferred tax expense relates to additional tax deductions included in the audit that reduced deferred tax assets but did not reduce tax expense due to the application of annual minimum tax in certain taxation years. expense. Of the $150 million, $122 million has been recorded in other non-current liabilities (see note 29) and $28 million of withholding tax was paid in 2018. In the fourth quarter of 2018, primarily due to restructuring associated with the merger with Randgold, we concluded that going forward, we would reinvest our future undistributed earnings of our United States subsidiaries in the foreseeable future. As a result of our reassessment, we recorded a deferred tax recovery of $107 million. United States Withholding Taxes Prior to the fourth quarter 2017, we had not previously recorded withholding tax related to the undistributed earnings of our United States subsidiaries because our intention was to reinvest our current and future undistributed earnings of our United States subsidiaries indefinitely. During the fourth quarter of 2017, we reassessed our intentions regarding those undistributed earnings. As a result of our reassessment, we concluded that it was no longer our intent to indefinitely reinvest our current and future undistributed earnings of our United States subsidiaries, and therefore in the fourth quarter of 2017, we recognized an increase in our income tax provision in the amount of $252 million, representing withholding tax on the undistributed United States earnings. Accordingly, $150 million was recorded in the tax charge for the year, and $102 million was recorded as deferred tax Proposed Framework for Acacia Mining Operations in Tanzania and the Increase to Income Tax Related Contingent Liabilities in Tanzania The terms of the Proposed Framework for Acacia Mining Operations in Tanzania were announced on October 19, 2017. The Proposed Framework indicates that in support of ongoing efforts to resolve outstanding tax claims, Acacia would make a payment of $300 million to the government of Tanzania, on terms to be settled by a working group. A tax provision of $128 million had been recorded prior to December 31, 2016 in respect of tax disputes related to Acacia. Of this amount, $70 million was recorded in 2016. In the third quarter of 2017, an additional amount of $172 million was recorded as current tax expense. See note 36 for further information with respect to these matters. Barrick Gold Corporation | Financial Report 2018 128

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13 ▪ Earnings (Loss) per Share

For the years ended December 31 ($ millions, except shares in millions and per share amounts in dollars)	2018		2017	
	Basic	Diluted	Basic	Diluted
Net (loss) income	$ (1,435)	$ (1,435)	$ 1,516	$ 1,516
Net income attributable to non-controlling interests	(110)	(110)	(78)	(78)
Net (loss) income attributable to the equity holders of Barrick Gold Corporation	$ (1,545)	$ (1,545)	$ 1,438	$ 1,438
Weighted average shares outstanding	1,167	1,167	1,166	1,166
Basic and diluted earnings (loss) per share data attributable to the equity holders of Barrick Gold Corporation	$ (1.32)	$ (1.32)	$ 1.23	$ 1.23

14 ▪ Finance Costs, Net

For the years ended December 31	2018	2017
Interest[1]	$ 452	$ 511
Amortization of debt issue costs	5	5
Amortization of discount (premium)	(1)	1
Gain on interest rate hedges	(3)	(6)
Interest capitalized[2]	(9)	–
Accretion	87	67
Loss on debt extinguishment[3]	29	127
Finance income	(15)	(14)
Total	$ 545	$ 691

1. Interest in the consolidated statements of cash flow is presented on a cash basis. In 2018, cash interest paid was $350 million (2017: $425 million).
2. For the year ended December 31, 2018, the general capitalization rate was 6.10% (2017: 6.00%).
3. 2018 loss arose from a make-whole repurchase of the outstanding principal on the 4.40% notes due 2021. 2017 loss arose from partial repayment of several notes during the year (4.10% notes due 2023, 6.95% notes due 2019, and Pueblo Viejo Project Financing).

15 ▪ Cash Flow – Other Items

Operating Cash Flows – Other Items

For the years ended December 31	2018	2017
Adjustments for non-cash income statement items:		
Gain on non-hedge derivatives (note 25e)	$ –	$ (6)
Stock-based compensation expense	33	80
Income from investment in equity investees (note 16)	(46)	(76)
Change in estimate of rehabilitation costs at closed mines	(13)	55
Net inventory impairment charges (note 17)	199	21
Change in other assets and liabilities	(169)	(334)
Settlement of rehabilitation obligations	(66)	(59)
Other operating activities	$ (62)	$ (319)
Cash flow arising from changes in:		
Accounts receivable	$ (9)	$ 8
Inventory	(111)	(372)
Other current assets	(109)	(278)
Accounts payable	19	103
Other current liabilities	37	(51)
Change in working capital	$ (173)	$ (590)

Barrick Gold Corporation | Financial Report 2018 129

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16 ▪ Investments

Equity Accounting Method Investment Continuity

	Kabanga	Jabal Sayid	Zaldívar	GNX	Total
At January 1, 2017	$ 30	$ 180	$ 974	$ 1	$ 1,185
Equity pick-up (loss) from equity investees	(1)	26	61	(10)	76
Funds invested	1	–	–	11	12
Dividend	–	–	(60)	–	(60)
At December 31, 2017	$ 30	$ 206	$ 975	$ 2	$ 1,213
Equity pick-up (loss) from equity investees	–	39	14	(7)	46
Funds invested	–	–	–	5	5
Impairment charges	(30)	–	–	–	(30)
At December 31, 2018	$ –	$ 245	$ 989	$ –	$ 1,234
Publicly traded	No	No	No	No	

Summarized Equity Investee Financial Information

	Jabal Sayid		Zaldívar	
For the years ended December 31	2018	2017	2018	2017
Revenue	$ 296	$ 214	$ 599	$ 649
Cost of sales (excluding depreciation)	158	116	404	375
Depreciation	39	33	118	111
Finance expense	2	3	–	1
Other expense (income)	9	2	25	–
Income from continuing operations before tax	$ 88	$ 60	$ 52	$ 162
Income tax expense	(10)	(8)	(24)	(40)
Income from continuing operations after tax	$ 78	$ 52	$ 28	$ 122
Total comprehensive income	$ 78	$ 52	$ 28	$ 122

Summarized Balance Sheet

	Jabal Sayid		Zaldívar	
For the years ended December 31	2018	2017	2018	2017
Cash and equivalents	$ 128	$ 50	$ 129	$ 72
Other current assets[1]	68	70	602	563
Total current assets	$ 196	$ 120	$ 731	$ 635
Non-current assets	482	485	1,927	1,582
Total assets	$ 678	$ 605	$ 2,658	$ 2,217
Current financial liabilities (excluding trade, other payables & provisions)	$ 48	$ 12	$ 18	$ 19
Other current liabilities	41	35	85	110
Total current liabilities	$ 89	$ 47	$ 103	$ 129
Non-current financial liabilities (excluding trade, other payables & provisions)	331	379	12	20
Other non-current liabilities	14	13	546	99
Total non-current liabilities	$ 345	$ 392	$ 558	$ 119
Total liabilities	$ 434	$ 439	$ 661	$ 248
Net assets	$ 244	$ 166	$ 1,997	$ 1,969

1. Zaldívar other current assets include inventory of $533 million (2017: $451 million).

The information above reflects the amounts presented in the financial information of the joint venture adjusted for differences between IFRS and local GAAP.

130 Barrick Gold Corporation | Financial Report 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of Summarized Financial Information to Carrying Value

	Jabal Sayid[1]	Zaldívar
Opening net assets	$ 166	$ 1,969
Income for the period	78	28
Dividend	–	–
Closing net assets, December 31	$ 244	$ 1,997
Barrick's share of net assets (50%)	122	999
Equity earnings adjustment	–	(10)
Goodwill recognition	123	–
Carrying value	$ 245	$ 989

1. A $165 million non-interest bearing shareholder loan due from the Jabal Sayid JV is presented as part of Other Assets (see note 22).

17 ▪ Inventories

	Gold		Copper	
	As at Dec. 31, 2018	As at Dec. 31, 2017	As at Dec. 31, 2018	As at Dec. 31, 2017
Raw materials				
Ore in stockpiles	$ 2,106	$ 2,125	$ 151	$ 102
Ore on leach pads	405	405	–	–
Mine operating supplies	496	515	66	79
Work in process	146	174	–	–
Finished products	176	168	2	3
	$ 3,329	$ 3,387	$ 219	$ 184
Non-current ore in stockpiles[1]	(1,696)	(1,681)	–	–
	$ 1,633	$ 1,706	$ 219	$ 184

1. Ore that we do not expect to process in the next 12 months is classified within other long-term assets.

Inventory Impairment Charges

For the years ended December 31	2018	2017
Lagunas Norte	$ 166	$ –
Lumwana	18	–
Golden Sunlight	10	6
Pierina	4	11
Porgera	1	4
Inventory impairment charges[1]	$ 199	$ 21

1. Impairment charges in 2018 primarily relate to stockpiles at Lagunas Norte (refer to note 21). Impairment charges in 2017 primarily relate to leach pad inventories at Pierina.

Ore in Stockpiles

	As at Dec. 31, 2018	As at Dec. 31, 2017
Gold		
Barrick Nevada	$ 1,083	$ 1,040
Pueblo Viejo	603	538
Kalgoorlie	125	138
Buzwagi	83	109
North Mara	70	47
Lagunas Norte	49	147
Veladero	39	22
Porgera	37	55
Turquoise Ridge	13	26
Other	4	3
Copper		
Lumwana	151	102
	$ 2,257	$ 2,227

Barrick Gold Corporation | Financial Report 2018 131

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Ore on Leach Pads

	As at Dec. 31, 2018	As at Dec. 31, 2017
Gold		
Lagunas Norte	$ 168	$ 143
Veladero	138	145
Nevada	81	105
Pierina	18	12
	$ 405	$ 405

Purchase Commitments

At December 31, 2018, we had purchase obligations for supplies and consumables of approximately $1,972 million (2017: $1,147 million).

18 ▪ Accounts Receivable and Other Current Assets

	As at Dec. 31, 2018	As at Dec. 31, 2017
Accounts receivable		
Amounts due from concentrate sales	$ 76	$ 110
Other receivables	172	129
	$ 248	$ 239
Other current assets		
Derivative assets (note 25f)	$ 2	$ 2
Goods and services taxes recoverable[1]	182	167
Prepaid expenses	72	68
Other	51	84
	$ 307	$ 321

1. Primarily includes VAT and fuel tax recoverables of $67 million in Tanzania, $60 million in Zambia, $22 million in Argentina, $2 million in Chile, $12 million in the Dominican Republic, and $7 million in Peru (Dec.31, 2017: $32 million, $31 million, $49 million, $3 million, $19 million and $8 million, respectively).

19 ▪ Property, Plant and Equipment

	Buildings, plant and equipment	Mining property costs subject to depreciation[1,3]	Mining property costs not subject to depreciation[1,2]	Total
At January 1, 2018				
Net of accumulated depreciation	$ 4,213	$ 6,522	$ 3,071	$ 13,806
Additions[4]	(21)	199	1,050	1,228
Capitalized interest	–	–	9	9
Disposals	(7)	–	–	(7)
Depreciation	(790)	(772)	–	(1,562)
Impairment charges	(394)	(178)	(76)	(648)
Transfers[5]	599	487	(1,086)	–
At December 31, 2018	$ 3,600	$ 6,258	$ 2,968	$ 12,826
At December 31, 2018				
Cost	$ 14,750	$ 21,624	$ 14,610	$ 50,984
Accumulated depreciation and impairments	(11,150)	(15,366)	(11,642)	(38,158)
Net carrying amount – December 31, 2018	$ 3,600	$ 6,258	$ 2,968	$ 12,826

1. Includes capitalized reserve acquisition costs, capitalized development costs and capitalized exploration and evaluation costs other than exploration license costs included in intangible assets.
2. Assets not subject to depreciation include construction-in-progress, projects and acquired mineral resources and exploration potential at operating minesites and development projects.
3. Assets subject to depreciation include the following items for production stage properties: acquired mineral reserves and resources, capitalized mine development costs, capitalized stripping and capitalized exploration and evaluation costs.
4. Additions include revisions to the capitalized cost of closure and rehabilitation activities.
5. Primarily relates to long-lived assets that are transferred to PP&E once they are placed into service.

132 Barrick Gold Corporation | Financial Report 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Buildings, plant and equipment	Mining property costs subject to depreciation[1,3]	Mining property costs not subject to depreciation[1,2]	Total
At January 1, 2017				
Cost	$ 14,111	$ 20,778	$ 14,634	$ 49,523
Accumulated depreciation and impairments	(9,555)	(13,584)	(12,281)	(35,420)
Net carrying amount – January 1, 2017	$ 4,556	$ 7,194	$ 2,353	$14,103
Additions[4]	158	219	1,966	2,343
Disposals	(72)	(194)	(931)	(1,197)
Depreciation	(878)	(819)	–	(1,697)
Impairment reversals (charges)	(102)	(359)	715	254
Transfers[5]	551	481	(1,032)	–
At December 31, 2017	$ 4,213	$ 6,522	$ 3,071	$ 13,806
At December 31, 2017				
Cost	$ 14,209	$ 20,938	$ 14,637	$ 49,784
Accumulated depreciation and impairments	(9,996)	(14,416)	(11,566)	(35,978)
Net carrying amount – December 31, 2017	$ 4,213	$ 6,522	$ 3,071	$ 13,806

1. Includes capitalized reserve acquisition costs, capitalized development costs and capitalized exploration and evaluation costs other than exploration license costs included in intangible assets.
2. Assets not subject to depreciation includes construction-in-progress, projects and acquired mineral resources and exploration potential at operating mine sites and development projects.
3. Assets subject to depreciation includes the following items for production stage properties: acquired mineral reserves and resources, capitalized mine development costs, capitalized stripping and capitalized exploration and evaluation costs.
4. Additions include revisions to the capitalized cost of closure and rehabilitation activities.
5. Primarily relates to long-lived assets that are transferred to PP&E once they are placed into service.

a) Mineral Property Costs Not Subject to Depreciation

	Carrying amount at Dec. 31, 2018	Carrying amount at Dec. 31, 2017
Construction-in-progress[1]	$ 786	$ 640
Acquired mineral resources and exploration potential	124	186
Projects		
Pascua-Lama	1,245	1,467
Norte Abierto	639	612
Donlin Gold	174	166
	$ 2,968	$ 3,071

1. Represents assets under construction at our operating minesites.

b) Changes in Gold and Copper Mineral Life of Mine Plan

As part of our annual business cycle, we prepare updated estimates of proven and probable gold and copper mineral reserves and the portion of resources considered probable of economic extraction for each mineral property. This forms the basis for our LOM plans. We prospectively revise calculations of amortization expense for property, plant and equipment amortized using the UOP method, where the denominator is our LOM ounces. The effect of changes in our LOM on amortization expense for 2018 was an $85 million decrease (2017: $91 million decrease).

c) Capital Commitments and Operating Leases

In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $82 million at December 31, 2018 (2017: $118 million) for construction activities at our sites and projects.

Operating leases are recognized as an operating cost in the consolidated statements of income on a straight-line basis over the lease term. At December 31, 2018, we have operating lease commitments totaling $167 million, of which $60 million is expected to be paid within a year, $105 million is expected to be paid within two to five years and the remaining amount to be paid beyond five years.

Barrick Gold Corporation | Financial Report 2018 133

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20 ▪ Goodwill and Other Intangible Assets

a) Intangible Assets

	Water rights[1]	Technology[2]	Supply contracts[3]	Exploration potential[4]	Total
Opening balance January 1, 2017	$ 87	$ 11	$ 14	$ 160	$ 272
Additions	–	–	–	16	16
Disposals	(16)	–	–	–	(16)
Amortization	–	(2)	(3)	(12)	(17)
Closing balance December 31, 2017	$ 71	$ 9	$ 11	$ 164	$ 255
Amortization and impairment losses[5]	–	(1)	(3)	(24)	(28)
Closing balance December 31, 2018	$ 71	$ 8	$ 8	$ 140	$ 227
Cost	$ 71	$ 17	$ 39	$ 298	$ 425
Accumulated amortization and impairment losses	–	(9)	(31)	(158)	(198)
Net carrying amount December 31, 2018	$ 71	$ 8	$ 8	$ 140	$ 227

1. Relates to water rights in South America, and will be amortized through cost of sales when we begin using these in the future.
2. The amount is amortized through cost of sales using the UOP method over LOM ounces of the Pueblo Viejo mine, with no assumed residual value.
3. Relates to a supply agreement with Michelin North America Inc. to secure a supply of tires and is amortized over the effective term of the contract through cost of sales.
4. Exploration potential consists of the estimated fair value attributable to exploration licenses acquired as a result of a business combination or asset acquisition. The carrying value of the licenses will be transferred to PP&E when the development of attributable mineral resources commences.
5. Exploration potential impairment losses relate to Acacia's Nyanzaga project in Tanzania.

b) Goodwill

	Closing balance December 31, 2017	Impairments	Closing balance December 31, 2018
Barrick Nevada	$ 514	$ –	$ 514
Veladero	154	(154)	–
Turquoise Ridge	528	–	528
Hemlo	63	–	63
Kalgoorlie	71	–	71
Total	$ 1,330	$ (154)	$ 1,176

On a total basis, the gross amount and accumulated impairment losses are as follows:

Cost	$ 8,618
Accumulated impairment losses December 31, 2018	(7,442)
Net carrying amount December 31, 2018	$ 1,176

134 Barrick Gold Corporation | Financial Report 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21 ▪ Impairment and Reversal of Non-Current Assets

Summary of Impairments (Reversals)

For the year ended December 31, 2018, we recorded net impairments of $746 million (2017: impairment reversals of $212 million) for non-current assets and $154 million (2017: $nil) for goodwill, as summarized in the following table:

For the years ended December 31	2018	2017
Lagunas Norte	$ 405	$ 3
Veladero	246	–
Equity method investments	30	–
Acacia exploration sites	24	12
Barrick Nevada	14	–
Pascua-Lama	(7)	407
Cerro Casale	–	(1,120)
Lumwana	–	(259)
Bulyanhulu	–	740
Other	34	5
Total impairment losses (reversals) of long-lived assets	$ 746	$ (212)
Veladero goodwill	154	–
Total goodwill impairment losses	$ 154	$ –
Total impairment losses (reversals)	$ 900	$ (212)

2018 Indicators of Impairment/Reversal

Third and Fourth Quarter 2018

In the fourth quarter of 2018, as per our policy, we performed our annual goodwill impairment test and identified an impairment at our Veladero mine. Also in the fourth quarter, we reviewed the updated LOM plans for our other operating minesites for indicators of impairment or reversal. We noted an indicator of impairment at Acacia and at our Lagunas Norte and Lumwana mines and no indicators of impairment reversal.

Veladero

In the third quarter of 2018, the Argentine government re-established customs duties for all exports from Argentina. Effective for the period of September 2018 to December 31, 2020, exports of doré are subject to a 12% duty, capped at ARS 4.00 per USD exported. Based on our initial analysis performed in the third quarter of 2018, the re-establishment of the customs duties was not expected to have a significant adverse effect on the long-term fair value of the mine and the Company was engaged in ongoing discussions with the federal government to clarify the impact of the export duty on Veladero's operations given the existing tax stability agreement . As such, no indicator of impairment was identified in the third quarter of 2018.

Upon the finalization of Veladero's updated LOM plan in the fourth quarter of 2018, we observed a decrease in the mine's cash flows reflecting a higher cost structure related to increasing government imposts (including new conditions associated with the heap leach permits that require the contribution of 1.5% of the mine's revenues towards a trust commencing when Phase 6 of the leach pad begins production and the re-establishment of the export duties for all exports from Argentina effective September 2018), country risk and increasing energy costs. Upon performing our goodwill impairment test in the fourth quarter of 2018, we identified that the mine's carrying value exceeded its FVLCD and we recorded a goodwill impairment of $154 million and a non-current asset impairment of $246 million, based upon a FVLCD of $674 million.

Lagunas Norte

In the third quarter of 2018, we updated a feasibility study for proposed projects relating to the processing of carbonaceous materials ("CMOP") and the treatment of refractory sulphide ore ("PMR") at Lagunas Norte in Peru. Based upon the findings of the feasibility study, it was determined not to proceed with the PMR project at September 30, 2018. As a result, an impairment assessment was undertaken and a non-current asset impairment of $405 million was recognized in the third quarter of 2018, as we identified that Lagunas Norte's carrying value exceeded its FVLCD of $150 million. The key assumptions and estimates used in determining the FVLCD are short-term and long-term gold prices of $1,200 per ounce, NAV multiple of 1.1–1.2 and a weighted average cost of capital ("WACC") of 3.8%.

In the fourth quarter of 2018, we determined that the proposed project relating to CMOP at Lagunas Norte in Peru was not feasible in its current form and that more detailed studies and analysis are required before proceeding with the project. As such, a decision was made to not proceed with the CMOP project at this time and an inventory impairment of $166 million was recorded at December 31, 2018 to reduce the carrying value of the CMOP ounces in inventory to nil. The decision to not proceed with the CMOP project was considered an indicator of impairment at December 31, 2018 and an impairment assessment was performed using the fourth quarter 2018 gold price assumption of $1,250 per ounce. No further impairment was identified for the CGU as the carrying value of the mine subsequent to the inventory impairment was nil and no impairment reversal was identified as the mine's FVLCD was negative.

Barrick Gold Corporation | Financial Report 2018 135

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Lumwana On September 28, 2018, as part of their 2019 budget, the Zambian government introduced changes to the current mining tax regime. The changes include an increase in royalty rates by 1.5%, the introduction of a 10% royalty on copper production if the copper price increases above a certain price, the imposition of a 5% import duty on copper concentrates, the non-deductibility of mineral royalties paid or payable for income tax purposes, and the replacement of the VAT with a non-refundable sales tax, although any outstanding VAT claims will be settled through the current refund mechanism. The new mining tax regime had a proposed effective date of January 1, 2019; however, discussions were ongoing with the Zambian government in an effort to mitigate some of the impact prior to the proposed changes being enacted. However, based upon our initial analysis, it was our expectation that Lumwana would remain cash flow positive at current copper prices even if a positive outcome was not reached through the discussions with the government. Given the uncertainty over the final outcome of the tax changes and the need to assess the full impact to the life of mine plan once those tax changes have been finalized, no indicator of impairment was identified in the third quarter of 2018. In the fourth quarter of 2018, the Zambian government finalized the changes to the current tax regime, which are effective January 1, 2019, with the exception of the changes to the non-refundable sales tax, which are expected to be finalized in the first quarter of 2019 and effective April 1, 2019. The finalization of the changes to the mining tax regime was considered an indicator of impairment in the fourth quarter of 2018 and as such an impairment assessment was performed for Lumwana. Although the increase in the royalty rates negatively impacted the cash flows of the mine, this impact was largely offset by improvements in Lumwana’s cost structure arising primarily from the re-negotiation of contracts with suppliers under more favorable terms. As a result, no impairment was identified as the FVCLD exceeded the carrying value. We will reassess the impact of the non-refundable sales tax on the mine’s cash flows once the outcome is finalized. Bulyanhulu as well as the decline in Acacia’s market capitalization below its carrying value throughout 2018. As a result, an impairment assessment was undertaken in the fourth quarter, with no impairment loss identified. The assessment assumed the resumption of concentrate sales and of operations at Bulyanhulu will occur in the first quarter of 2020 and in late 2020, respectively, which is a further six month delay from the assumptions used in the impairment assessment carried out in the second quarter of 2018. The assessment also reflected the targeted outcome for a negotiated resolution in line with the proposed framework as reflected in the most recent LOM, and that VAT refunds will recommence and historic carried forward tax losses will continue to be available to offset against future taxable profits from January 1, 2020. Second Quarter 2018 Acacia In the second quarter of 2018, potential indicators of impairment were identified in relation to Acacia, specifically the ongoing uncertainty surrounding a potential resolution between Barrick and the GoT as well as the sustained decline in Acacia’s market capitalization below its carrying value over the first half of 2018. As a result, an impairment assessment was undertaken in the second quarter, with no impairment loss identified. The assessment assumed that the resumption of concentrate sales and of operations at Bulyanhulu will occur in the second quarter of 2019 and in late 2019, respectively. The assessment also reflected the targeted outcome for a negotiated resolution in line with the proposed framework as reflected in the most recent LOM. The key assumptions and estimates used in determining the FVLCD are short-and long-term gold prices of $1,200 per ounce and a WACC of 11%, consistent with the rate used for the impairment assessment completed at December 31, 2017 in the calculation of FVLCD. FVLCD is most sensitive to changes in these key assumptions and to the timing of resolution of the export ban; therefore, a sensitivity analysis was performed based on a decrease in the long-term gold price of $100 per ounce and an increase in the WACC of 1%, and a further six month delay in the resolution of the export ban. A $100 per ounce decrease in the long-term gold price would result in the recognition of a non-current asset impairment at Bulyanhulu of $98 million, net of tax. A 1% increase in the WACC and a further delay of six months in the resolution of the export ban would not result in the recognition of an impairment. However, should Acacia In the fourth quarter of 2018, potential indicators of impairment were identified in relation to Acacia, specifically the ongoing uncertainty surrounding a potential resolution of the dispute between Acacia and the Government of Tanzania (“GoT”), the revised Bulyanhulu business model, the updated geological models at North Mara and Barrick Gold Corporation | Financial Report 2018 136

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS a negotiated resolution not eventuate, the recoverable value of Bulyanhulu may be further impacted, resulting in a review at such time. Subsequent to the second quarter close, OreCorp, which is Acacia’s joint venture partner in the Nyanzaga project in Tanzania, executed its option under the earn-in agreement to increase its ownership in the project to 51% through a $3 million payment to Acacia. Furthermore, Acacia signed a conditional agreement to sell its remaining 49% interest in the project to OreCorp for $7 million and a net smelter royalty capped at $15 million based on future production. As a result of the agreement, and Acacia’s commitment to a sale, Acacia expects to recover the value of the asset through sale and not value in use and as such has valued the asset at FVLCD of $10 million, resulting in the recognition of an impairment loss of US$24 million in the second quarter of 2018. Also as a result of an increase in proven and probable reserves, we have observed an increase in the FVLCD of our Lumwana copper mine in Zambia that has resulted in a partial reversal of the non-current asset impairment loss recorded in 2014. An impairment reversal in the amount of $259 million was recorded in the fourth quarter of 2017. The recoverable amount, based on the mine’s FVLCD was $747 million. Pascua-Lama As described in note 36, on January 17, 2018, the Pascua-Lama project received a revised notice from the Chilean environmental regulators, which reduced the administrative fine and ordered the closure of existing surface facilities on the Chilean side of the project in addition to certain monitoring activities. Given the impact on our ability to advance the project as an open pit operation and the subsequent reclassification of Pascua-Lama’s open-pit reserves to resources, this was determined to be an indicator of impairment in the fourth quarter of 2017 as it was the resolution of a condition that existed at December 31, 2017. We identified that the carrying value of Pascua-Lama exceeded the FVLCD and we recorded a non-current asset impairment of $429 million, based on a FVLCD of $850 million. Kabanga In January 2018, new mining regulations relating to mineral rights were issued in Tanzania. These regulations canceled all retention licenses and declared that they no longer have legal effect and any previous holder, along with any third party, of a retention license would need to apply for a new prospecting or mining license for that area. Our 50% interest in the Kabanga project (a joint venture between Barrick and Glencore) was affected by these changes. While we have now submitted our application for a prospecting license, the operating environment for mining projects in Tanzania remains challenging and we have determined that our carrying amount for the project is not recoverable under the current circumstances. As such, we considered this an indicator of impairment, resulting in the recognition of a $30 million impairment in the second quarter of 2018, which is equal to the full carrying value of our equity method investment in the Kabanga JV. Acacia On March 3, 2017, the GoT announced a general ban on the export of metallic mineral concentrates (“Ban”), impacting Acacia’s Bulyanhulu and Buzwagi mines. Subsequently, during the second quarter of 2017, two Presidential Committees reported their findings, following investigations, that Acacia and its predecessor companies have historically under-declared the contents of the exports of concentrate, resulting in a significant under-declaration of taxes. Acacia has refuted the findings of these committees, affirming that it has declared everything of commercial value that it has produced since it started operating in Tanzania and has paid all appropriate royalties and taxes on all of the payable minerals that it has produced. In July 2017, new and amended legislation was passed in Tanzania, including various amendments to the 2010 Mining Act and a new Finance Act. The amendments to the 2010 Mining Act increased the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), and the new Finance Act imposed a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017. 2017 Indicators of Impairment/Reversal Fourth Quarter 2017 In the fourth quarter 2017, as per our policy, we performed our annual goodwill impairment test. No impairments were identified. Also in the fourth quarter, we reviewed the updated LOM plans for our other operating minesites for indicators of impairment or reversal. We noted no indicators of impairment, but did note one indicator of potential impairment reversal. Additionally, as a result of events that occurred in the fourth quarter, we identified indicators of impairment at Acacia and Pascua-Lama as discussed below. Barrick Gold Corporation | Financial Report 2018 137

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS At the beginning of September 2017, as a result of the ongoing concentrate export ban, Bulyanhulu commenced a program to reduce operational activity and expenditure in order to preserve the viability of the mine over the long term. This decision was identified by management as a potential indicator of impairment in the third quarter of 2017. On October 19, 2017, Barrick announced that it had agreed on a framework with the Government of Tanzania for a new partnership between Acacia and the Government of Tanzania. Barrick and the Government of Tanzania also agreed to form a working group that will focus on the resolution of outstanding tax claims against Acacia. Barrick and the Government of Tanzania are also reviewing the conditions for the lifting of the Ban. In the fourth quarter of 2017, the key terms of the proposed framework were reviewed by Acacia management and independent board members. Acacia has not yet been provided with a detailed proposal for a decision around the ongoing discussions between Barrick and the Government of Tanzania. In the fourth quarter of 2017, Barrick identified several indicators of impairment, including but not limited to, the continued challenges experienced in the operating environment in Tanzania, the announcement of new legislation by the GoT in respect of the natural resources sector and the resulting decision to reduce operations at Bulyanhulu. As a result of the updated LOM plan, which reflects the targeted outcome for a negotiated resolution in line with the proposed framework, we identified that the carrying value of Bulyanhulu exceeded the FVLCD and we recorded a non-current asset impairment of $740 million, based on a FVLCD of $600 million (100% basis). Refer to note 36 for further details of the proposed framework. Impairment assessments were also performed in the second and third quarters of 2017 and no impairment charges were recorded. Key Assumptions The recoverable amount has been determined based on its estimated FVLCD, which has been determined to be greater than the VIU amounts. The key assumptions and estimates used in determining the FVLCD are related to commodity prices, discount rates, NAV multiples for gold assets, operating costs, exchange rates, capital expenditures, the LOM production profile, continued license to operate, evidence of value from current year disposals and for our projects the expected start of production. In addition, assumptions are related to observable market evaluation metrics, including identification of comparable entities, and associated market values per ounce and per pound of reserves and/or resources, as well as the valuation of resources beyond what is included in LOM plans. Gold For the gold segments where a recoverable amount was required to be determined, FVLCD was determined by calculating the net present value (“NPV”) of the future cash flows expected to be generated by the mines and projects within the segments (level 3 of the fair value hierarchy). The estimates of future cash flows were derived from the most recent LOM plans and, where the LOM plans exclude a material portion of total reserves and resources, we assign value to reserves and resources not considered in these models. Based on observable market or publicly available data, including forward prices and equity sell-side analyst forecasts, we make an assumption of future gold and silver prices to estimate future revenues. The future cash flows for each gold mine are discounted using a real WACC, which reflects specific market risk factors for each mine. Some gold companies trade at a market capitalization greater than the NPV of their expected cash flows. Market participants describe this as a “NAV multiple”, which represents the multiple applied to the NPV to arrive at the trading price. The NAV multiple is generally understood to take account of a variety of additional value factors such as the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the LOM plan or reserve and resource estimates, and the benefit of gold price optionality. As a result, we applied a specific NAV multiple to the NPV of each CGU within each gold segment based on the NAV multiples observed in the market in recent periods and that we judged to be appropriate to the CGU. First Quarter 2017 Cerro Casale As noted in note 4d, on March 28, 2017, we announced the sale of a 25% interest in the Cerro Casale Project in Chile (now known as the Norte Abierto project), which would result in Barrick retaining a 50% interest in the Project and this was deemed to be an indicator of impairment reversal in the first quarter of 2017. As such, in first quarter 2017, we recognized a partial reversal of the non-current asset impairment recorded in the fourth quarter of 2014 in the amount of $1.12 billion. The recoverable amount, based on the fair value less cost to dispose as implied by the transaction price, was $1.2 billion. Copper For our copper operating segments, the FVLCD for each of the CGUs was determined based on the NPV of future cash flows expected to be generated using the most recent Barrick Gold Corporation | Financial Report 2018 138

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LOM plans (level 3 of the fair value hierarchy). Based on observable market or publicly available data including spot and forward prices and equity sell-side analyst consensus, we make an assumption of future copper prices to estimate future revenues. The future cash flows for each copper mine are discounted using a WACC depending on the location and market risk factors for each mine.

Assumptions

Our gold price assumption used in our fourth quarter 2018 impairment testing is $1,250 per ounce. Our gold price assumption used in our 2017 impairment testing was $1,200 per ounce. The increase in the gold price assumption in 2018 was not considered an indicator of impairment reversal as the increased price would not have resulted in the identification of an impairment reversal at our mines with reversible impairments. The other key assumptions used in our impairment testing, based on the CGUs tested in each year, are summarized in the table below:

	2018	2017
Copper price per lb (long-term)	$2.85	$2.75
WACC – gold (range)	4%–11%	3%–11%
WACC – gold (avg)	7%	6%
WACC – copper	10%	9%
NAV multiple – gold (avg)	1.05	1.2
LOM years – gold (avg)	15	17
Value per ounce of gold	n/a	$30–$55
Value per ounce of silver	n/a	$0.41–$0.76

Sensitivities

Should there be a significant increase or decline in commodity prices, we would take actions to assess the implications on our life of mine plans, including the determination of reserves and resources, and the appropriate cost structure for the operating segments. The recoverable amount of the CGUs would be affected by these changes and also be impacted by other market factors such as changes in net asset value multiples and the value per ounce/pound of comparable market entities.

We performed a sensitivity analysis on each CGU that was tested as part of the goodwill impairment test, as well as those CGUs which have had an impairment or impairment reversal in recent years. We flexed the gold and copper prices and the WACC, which are the most significant assumptions that impact the impairment calculations. We first assumed a +/- $100 per ounce change in our gold price assumptions or a +/- $0.25 per pound change in copper price assumptions, while holding all other assumptions constant. We then assumed a+/- 1% change in our WACC, independent from the change in gold or copper prices, while holding all other assumptions constant. These sensitivities help to determine the theoretical impairment losses or impairment reversals that would be recorded with these changes in gold or copper prices and WACC. If the gold price per ounce was decreased by $100, a further non-current asset impairment of $186 million would be recognized for Veladero, with a similar increase in the gold price per ounce resulting in a reduction in the impairment of $184 million. If the copper price was decreased by $0.25 per pound, a non-current asset impairment of $426 million would be recognized at Lumwana, while a $0.25 per pound increase in the copper price would result in a partial reversal of $573 million of the non-current asset impairment recorded at Lumwana in 2014.

Other results of the sensitivity analysis are as follows:

Operating Segment	(Impairment)/reversal based on Gold price +$100	Gold price -$100
Pueblo Viejo[1]	$ 607	$ (791)
Kalgoorlie	–	(230)
Hemlo	–	(139)

1. The impairment reversal represents a full reversal of the impairment taken in 2015 and does not consider any depreciation that would have been recognized since 2015. As such, any impairment reversal recognized would be net of depreciation and would be a lower amount.

We also performed a sensitivity analysis on our WACC, which is another key input that impacts the impairment calculations. We assumed a+/- 1% change in the WACC, while holding all other assumptions constant, to determine the impact on impairment losses recorded, and whether any additional operating segments would be impacted. The results of this analysis are as follows:

A 1% decrease in the WACC would result in a partial reversal of $540 million and $132 million of the non-current asset impairment recorded in 2015 at Pueblo Viejo and in 2014 at Lumwana, respectively. It would also result in a reduction of $42 million in the non-current asset impairment at Veladero, while a 1% increase in the WACC would result in an increase of similar value in the impairment recognized at Veladero.

Barrick Gold Corporation | Financial Report 2018 139

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The carrying value of the CGUs that are most sensitive to changes in the key assumptions used in the FVLCD calculation are:

As at December 31, 2018	Carrying value
Pueblo Viejo[1]	$ 2,863
Veladero[2]	667
Lumwana[3,4]	735
Bulyanhulu[5]	588
Lagunas Norte[6]	–

1. This CGU had an impairment loss in 2015. As there have been no indicators of impairment or impairment reversal in 2018, the carrying value would remain sensitive to the key assumptions in the FVLCD model from 2015.
2. As a result of the impairment recorded in 2018, this CGU was remeasured to fair value and is sensitive to changes, both positive and negative, in the key assumptions used to calculate the FVLCD.
3. This CGU had an impairment loss in 2012 and 2014 and a partial impairment reversal in 2017. While there was an indicator of impairment in 2018, no impairment was identified; however, the carrying value remains sensitive to the key assumptions in the FVLCD models from 2012 and 2014.
4. This CGU had an impairment reversal in 2017. There was no indicator of impairment reversal identified in 2018; however, the carrying value remains sensitive to the key assumptions in the FVLCD model from 2017.
5. These CGUs had an impairment loss in 2017. As there have been no indicators of impairment or impairment reversal in 2018, their carrying values would remain sensitive to the key assumptions in their FVLCD model from 2017.
6. Due to the long-lived asset and inventory impairments recorded in 2018, the carrying value of the CGU is nil.

22 ▪ Other Assets

	As at Dec. 31, 2018	As at Dec. 31, 2017
Derivative assets (note 25f)	$ 1	$ 1
Goods and services taxes recoverable[1]	271	398
Notes receivable[2]	285	279
Restricted cash[3]	121	119
Prepayments	37	42
Norte Abierto JV Partner Receivable	143	166
Other investments	209	33
Other	168	232
	$ 1,235	$ 1,270

1. Includes VAT and fuel tax receivables of $110 million in Argentina, $111 million in Tanzania and $50 million in Chile (Dec. 31, 2017: $220 million, $132 million and $46 million, respectively). The VAT in Argentina is recoverable once Pascua-Lama enters production.
2. Primarily represents the interest bearing promissory note due from NovaGold and the non-interest bearing shareholder loan due from the Jabal Sayid JV as a result of the divestment of 50 percent interest in Jabal Sayid.
3. Represents cash balance at Pueblo Viejo that is contractually restricted to the disbursements for environmental rehabilitation that are expected to occur near the end of Pueblo Viejo's mine life.

23 ▪ Accounts Payable

	As at Dec. 31, 2018	As at Dec. 31, 2017
Accounts payable	$ 744	$ 760
Accruals	357	299
	$ 1,101	$ 1,059

24 ▪ Other Current Liabilities

	As at Dec. 31, 2018	As at Dec. 31, 2017
Provision for environmental rehabilitation (note 27b)	$ 111	$ 152
Derivative liabilities (note 25f)	3	30
Deposit on Pueblo Viejo gold and silver streaming agreement	83	85
Share-based payments (note 34b)	30	17
Deposit on Pascua-Lama silver sale agreement	–	7
Other	94	40
	$ 321	$ 331

25 ▪ Financial Instruments

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial instruments is included elsewhere in these consolidated financial statements as follows: accounts receivable (note 18); restricted share units (note 34b).

a) Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money market investments with original maturities of less than 90 days.

	As at Dec. 31, 2018	As at Dec. 31, 2017
Cash deposits	$ 842	$ 662
Term deposits	477	427
Money market investments	252	1,145
	$ 1,571	$ 2,234

Of total cash and cash equivalents as of December 31, 2018, $383 million (2017: $305 million) was held in subsidiaries which have regulatory regulations, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

140 Barrick Gold Corporation | Financial Report 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b) Debt and Interest[1]

	Closing balance Dec. 31, 2017	Proceeds	Repayments	Amortization and other[2]	Closing balance Dec. 31, 2018
4.4%/5.7% notes[3,9]	$ 1,468	$ –	$ (629)	$ 3	$ 842
3.85%/5.25% notes	1,079	–	–	–	1,079
5.80% notes[4,9]	395	–	–	–	395
6.35% notes[5,9]	593	–	–	1	594
Other fixed rate notes[6,9]	1,326	–	–	–	1,326
Capital leases[7]	46	–	(27)	–	19
Other debt obligations	603	–	(3)	(2)	598
5.75% notes[8,9]	842	–	–	–	842
Acacia credit facility[10]	71	–	(28)	–	43
	$ 6,423	$ –	$ (687)	$ 2	$ 5,738
Less: current portion[11]	(59)	–	–	–	(43)
	$ 6,364	$ –	$ (687)	$ 2	$ 5,695

	Closing balance Dec. 31, 2016	Proceeds	Repayments	Amortization and other[2]	Closing balance Dec. 31, 2017
4.4%/5.7% notes[3,9]	$ 1,467	$ –	$ –	$ 1	$ 1,468
3.85%/5.25% notes	1,078	–	–	1	1,079
5.80% notes[4,9]	395	–	–	–	395
6.35% notes[5,9]	593	–	–	–	593
Other fixed rate notes[6,9]	1,607	–	(279)	(2)	1,326
Project financing	400	–	(423)	23	–
Capital leases[7]	114	–	(68)	–	46
Other debt obligations	609	–	(4)	(2)	603
4.10%/5.75% notes[8,9]	1,569	–	(731)	4	842
Acacia credit facility[10]	99	–	(28)	–	71
	$ 7,931	$ –	$ (1,533)	$ 25	$ 6,423
Less: current portion[11]	(143)	–	–	–	(59)
	$ 7,788	$ –	$ (1,533)	$ 25	$ 6,364

1. The agreements that govern our long-term debt each contain various provisions which are not summarized herein. These provisions allow Barrick, at its option, to redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.
2. Amortization of debt premium/discount and increases (decreases) in capital leases.
3. Consists of $nil (2017: $629 million) of our wholly-owned subsidiary Barrick North America Finance LLC ("BNAF") notes due 2021 and $850 million (2017: $850 million) of BNAF notes due 2041.
4. Consists of $400 million (2017: $400 million) of 5.80% notes which mature in 2034.
5. Consists of $600 million (2017: $600 million) of 6.35% notes which mature in 2036.
6. Consists of $1.3 billion (2017: $1.3 billion) in conjunction with our wholly-owned subsidiary BNAF and our wholly-owned subsidiary Barrick (PD) Australia Finance Pty Ltd. ("BPDAF"). This consists of $248 million (2017: $248 million) of BPDAF notes due 2020, $250 million (2017: $250 million) of BNAF notes due 2038 and $850 million (2017: $850 million) of BPDAF notes due 2039.
7. Consists primarily of capital leases at Pascua-Lama, $9 million and Lagunas Norte, $7 million (2017: $13 million and $27 million, respectively).
8. Consists of $850 million (2017: $850 million) in conjunction with our wholly-owned subsidiary BNAF.
9. We provide an unconditional and irrevocable guarantee on all BNAF, BPDAF, Barrick Gold Finance Company ("BGFC"), and Barrick (HMC) Mining ("BHMC") notes and generally provide such guarantees on all BNAF, BPDAF, BGFC, and BHMC notes issued, which will rank equally with our other unsecured and unsubordinated obligations.
10. Consists of an export credit backed term loan facility.
11. The current portion of long-term debt consists of other debt obligations ($4 million; 2017: $4 million), capital leases ($11 million; 2017: $27 million) and Acacia credit facility ($28 million; 2017: $28 million).

Barrick Gold Corporation | Financial Report 2018 141

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 1.75%/2.9%/4.4%/5.7% Notes In June 2011, BNAF issued an aggregate of $4.0 billion in debt securities comprised of: $700 million of 1.75% notes that had an original maturity date in 2014 and $1.1 billion of 2.90% notes that had an original maturity date in 2016 issued by Barrick (collectively, the “Barrick Notes”) as well as $1.35 billion of 4.40% notes that mature in 2021 and $850 million of 5.70% notes that mature in 2041 issued by BNAF (collectively, the “BNAF Notes”). Barrick provides an unconditional and irrevocable guarantee of the BNAF Notes. The Barrick Notes and the guarantee in respect of the BNAF Notes will rank equally with Barrick’s other unsecured and unsubordinated obligations. During 2013, the entire balance ($700 million) of the 1.75% notes was repaid along with $871 million of the $1.1 billion of 2.9% notes. During 2015, the remainder ($229 million) of the $1.1 billion of 2.9% notes was repaid. During 2016, $721 million of the $1.35 billion of the 4.4% notes was repaid. During 2018, the remaining $629 million of the 4.4% notes was repaid. On March 19, 2009, we issued an aggregate of $750 million of 10-year notes with a coupon rate of 6.95% for general corporate purposes. The notes are unsecured, unsubordinated obligations and rank equally with our other unsecured, unsubordinated obligations. During 2015, $275 million was repaid. During 2016, an additional $196 million was repaid. During 2017, the remaining $279 million was repaid. In September 2008, we issued an aggregate of $1.25 billion of notes through our wholly-owned indirect subsidiaries Barrick North America Finance LLC and Barrick Gold Financeco LLC (collectively, the “LLCs”) consisting of $500 million of 5-year notes with a coupon rate of 6.125%, $500 million of 10-year notes with a coupon rate of 6.8%, and $250 million of 30-year notes with a coupon rate of 7.5%. We also provide an unconditional and irrevocable guarantee of these payments, which rank equally with our other unsecured and unsubordinated obligations. During 2013, the entire balance ($500 million) of the 5-year notes with a coupon rate of 6.125% that was due in September 2013 was repaid. During 2016, the entire balance ($500 million) of the 10-year notes with a coupon rate of 6.8% was repaid. 3.85% and 5.25% Notes On April 3, 2012, we issued an aggregate of $2 billion in debt securities comprised of $1.25 billion of 3.85% notes that mature in 2022 and $750 million of 5.25% notes that mature in 2042. During 2015, $913 million of the 3.85% notes was repaid. Pueblo Viejo Project Financing Agreement In April 2010, Barrick and Goldcorp finalized terms for $1.035 billion (100% basis) in project financing for Pueblo Viejo. The project financing was non-recourse subject to guarantees provided by Barrick and Goldcorp for their proportionate share which would terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to an exclusion for certain political risk events. On February 17, 2015, we received notification that the completion tests had been met, resulting in termination of the guarantees. The lending syndicate was comprised of international financial institutions including export development agencies and commercial banks. We had drawn the entire $1.035 billion. During 2017, the remaining principal balance of the Pueblo Viejo Financing Agreement was fully repaid. Other Fixed Rate Notes On October 16, 2009, we issued two tranches of debentures totaling $1.25 billion through our wholly-owned indirect subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”) consisting of $850 million of 30-year notes with a coupon rate of 5.95%, and $400 million of 10-year notes with a coupon rate of 4.95%. We also provide an unconditional and irrevocable guarantee of these payments, which rank equally with our other unsecured and unsubordinated obligations. During 2016, $152 million of the $400 million of the 4.95% notes was repaid. Barrick Gold Corporation | Financial Report 2018 142

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amendment and Refinancing of the Credit Facility

In November 2018, we amended a credit and guarantee agreement (the "Credit Facility") with certain Lenders, which requires such Lenders to make available to us a credit facility of $3.0 billion or the equivalent amount in Canadian dollars. The Credit Facility, which is unsecured, currently has an interest rate of London Interbank Offered Rate ("LIBOR") plus 1.25% on drawn amounts, and a commitment rate of 0.175% on undrawn amounts. Also in November 2018, the termination date of the Credit Facility was extended from January 2023 to January 2024. The Credit Facility is undrawn as at December 31, 2018.

2.50%/4.10%/5.75% Notes

On May 2, 2013, we issued an aggregate of $3 billion in notes through Barrick and our wholly-owned indirect subsidiary BNAF consisting of $650 million of 2.50% notes that matured in 2018, $1.5 billion of 4.10% notes that mature in 2023 and $850 million of 5.75% notes issued by BNAF that mature in 2043. $2 billion of the net proceeds from this offering were used to repay amounts outstanding under our revolving credit facility at that time. We provided an unconditional and irrevocable guarantee on the $850 million of 5.75% notes issued by BNAF, which will rank equally with our other unsecured and unsubordinated obligations.

During 2013, $398 million of the $650 million 2.50% notes was repaid. During 2015, $769 million of 4.10% notes and $129 million of 2.5% notes were repaid. During 2016, the remainder ($123 million) of the $650 million of the 2.50% notes was repaid. During 2017, the remaining $731 million of the 4.10% notes was repaid.

Acacia Credit Facility

In January 2013, Acacia concluded negotiations with a group of commercial banks for the provision of an export credit backed term loan facility (the "Facility") for the amount of US $142 million. The Facility was put in place to fund a substantial portion of the construction costs of the CIL circuit at the process plant at the Bulyanhulu Project. The Facility has a term of seven years and, when drawn, the spread over LIBOR will be 250 basis points. The Facility is repayable in equal installments over the term of the Facility, after a two-year repayment holiday period. The interest rate has been fixed at an effective rate of 3.6% through the use of an interest rate swap. At December 31, 2014, the full value of the Facility was drawn. During 2015, $14 million was repaid. During 2016, $29 million was repaid. During 2017, $28 million was repaid. During 2018, $28 million was repaid.

	2018		2017	
For the years ended December 31	Interest cost	Effective rate[1]	Interest cost	Effective rate[1]
4.4%/5.7% notes	$ 63	5.25%	$ 77	5.23%
3.85%/5.25% notes	53	4.87%	53	4.87%
5.80% notes	23	5.85%	23	5.85%
6.35% notes	39	6.41%	38	6.41%
Other fixed rate notes	83	6.16%	93	6.38%
Project financing	–	–	14	7.04%
Capital leases	2	6.18%	3	3.60%
Other debt obligations	38	6.55%	31	6.55%
4.10%/5.75% notes	49	5.79%	72	5.12%
Acacia credit facility	5	3.59%	6	3.59%
Deposits on Pascua-Lama silver sale agreement (note 29)	65	8.25%	66	8.37%
Deposits on Pueblo Viejo gold and silver streaming agreement (note 29)	33	6.41%	35	6.14%
	$ 453		$ 511	
Less: interest capitalized	(9)		–	
	$ 444		$ 511	

1. The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs and debt discount/premium and the impact of interest rate contracts designated in a hedging relationship with debt.

Barrick Gold Corporation | Financial Report 2018 143

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Scheduled Debt Repayments[1]	Issuer	Maturity Year	2019	2020	2021	2022	2023	2024 and thereafter	Total
4.95% notes[3]	BPDAF	2020	$ –	$ 248	$ –	$ –	$ –	$ –	$ 248
7.31% notes[2]	BGC	2021	–	–	7	–	–	–	7
3.85% notes	BGC	2022	–	–	–	337	–	–	337
7.73% notes[2]	BGC	2025	–	–	–	–	–	6	6
7.70% notes[2]	BGC	2025	–	–	–	–	–	5	5
7.37% notes[2]	BGC	2026	–	–	–	–	–	32	32
8.05% notes[2]	BGC	2026	–	–	–	–	–	15	15
6.38% notes[2]	BGC	2033	–	–	–	–	–	200	200
5.80% notes	BGC	2034	–	–	–	–	–	200	200
5.80% notes	BGFC	2034	–	–	–	–	–	200	200
6.45% notes[2]	BGC	2035	–	–	–	–	–	300	300
6.35% notes	BHMC	2036	–	–	–	–	–	600	600
7.50% notes[3]	BNAF	2038	–	–	–	–	–	250	250
5.95% notes[3]	BPDAF	2039	–	–	–	–	–	850	850
5.70% notes	BNAF	2041	–	–	–	–	–	850	850
5.25% notes	BGC	2042	–	–	–	–	–	750	750
5.75% notes	BNAF	2043	–	–	–	–	–	850	850
Other debt obligations[2]			4	1	–	–	–	–	5
Acacia credit facility			28	14	–	–	–	–	42
			$ 32	$ 263	$ 7	$ 337	$ –	$ 5,108	$ 5,747
Minimum annual payments under capital leases			$ 11	$ 4	$ 1	$ 1	$ 1	$ 2	$ 20

1. This table illustrates the contractual undiscounted cash flows, and may not agree with the amounts disclosed in the consolidated balance sheet.
2. Included in Other debt obligations in the Long-Term Debt table.
3. Included in Other fixed rate notes in the Long-Term Debt table.

144 Barrick Gold Corporation | Financial Report 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS c) Derivative Instruments (“Derivatives”) In the normal course of business, our assets, liabilities and forecasted transactions, as reported in US dollars, are impacted by various market risks including, but not limited to: The time frame and manner in which we manage those risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk. We use derivatives as part of our risk management program to mitigate variability associated with changing market values related to the hedged item. Many of the derivatives we use meet the hedge effectiveness criteria and are designated in a hedge accounting relationship. Certain derivatives are designated as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”) or hedges of highly probable forecasted transactions (“cash flow hedges”), collectively known as “accounting hedges”. Hedges that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Some of the derivatives we use are effective in achieving our risk management objectives, but they do not meet the strict hedge accounting criteria. These derivatives are considered to be “non-hedge derivatives”. Barrick Gold Corporation | Financial Report 2018 145 Item Impacted by  Sales   Prices of gold, silver and copper   By-product credits   Prices of silver, copper and gold  Cost of sales   Consumption of diesel fuel, propane, natural gas, and electricity     Prices of diesel fuel, propane, natural gas, and electricity   Non-US dollar expenditures     Currency exchange rates – US dollar versus A$, ARS, C$, CLP, DOP, EUR, PGK, TZS, ZAR, and ZMW   General and administration, exploration and evaluation costs    rates – US dollar versus A$, ARS, C$, CLP, DOP, GBP, PGK, TZS, ZAR, and ZMW      Non-US dollar capital expenditures     Currency exchange rates – US dollar versus A$, ARS, C$, CLP, DOP, EUR, GBP, PGK, and ZAR   Consumption of steel     Price of steel    and equivalents  US dollar interest rates    borrowings  US dollar interest rates

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

d) Summary of Derivatives at December 31, 2018

	Notional amount by term to maturity				Accounting classification by notional amount		
	Within 1 year	2 to 3 years	4 to 5 years	Total	Cash flow hedge	Non-hedge	Fair value (USD)
US dollar interest rate contracts (US$ millions)							
Total receive-float swap positions	$ 28	$ 14	$ –	$ 42	$ 42	$ –	$ 1
Currency contracts							
PGK:US$ contracts (PGK millions)	23	–	–	23	–	23	–
Commodity contracts							
Copper bought floor contracts (millions of pounds)	–	–	–	–	–	–	2
Fuel contracts (thousands of barrels)[1]	114	–	–	114	–	114	(3)

1. Fuel contracts represent a combination of WTI swaps and Brent options. These derivatives hedge physical supply contracts based on the price of fuel across our operating minesites plus a spread. WTI represents West Texas Intermediate and Brent represents Brent Crude Oil.

Fair Values of Derivative Instruments

	Asset derivatives			Liability derivatives		
	Balance sheet classification	Fair value as at Dec. 31, 2018	Fair value as at Dec. 31, 2017	Balance sheet classification	Fair value as at Dec. 31, 2018	Fair value as at Dec. 31, 2017
Derivatives designated as hedging instruments						
US dollar interest rate contracts	Other assets	$ 1	$ 1	Other liabilities	$ –	$ –
Commodity contracts	Other assets	2	–	Other liabilities	2	25
Total derivatives classified as hedging instruments		$ 3	$ 1		$ 2	$ 25
Derivatives not designated as hedging instruments						
Commodity contracts	Other assets	$ –	$ 2	Other liabilities	$ 1	$ 7
Total derivatives not designated as hedging instruments		$ –	$ 2		$ 1	$ 7
Total derivatives		$ 3	$ 3		$ 3	$ 32

146 Barrick Gold Corporation | Financial Report 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2018, we had 12 counterparties to our derivative positions. We proactively manage our exposure to individual counterparties in order to mitigate both credit and liquidity risks. We have five counterparties with which we hold a net asset position of $2 million, and seven counterparties with which we are in a net liability position, for a total net liability of $2 million. On an ongoing basis, we monitor our exposures and ensure that none of the counterparties with which we hold outstanding contracts has declared insolvency. Non-hedge Derivatives During the year, Acacia entered into a contract to purchase 72 thousand barrels of Brent to economically hedge our exposure to forecasted fuel purchases for expected consumption at our mines. As at December 31, 2018, Acacia has 114 thousand barrels of Brent swaps outstanding that economically hedge our exposure to forecasted fuel purchases at our mines. Metals Contracts Cash Flow Hedges During 2018, we purchased 44 million pounds of copper collars, of which nil remain outstanding at December 31, 2018. These contracts were designated as cash flow hedges, with the effective portion and the changes in time value of the hedge recognized in OCI and the ineffective portion recognized in non-hedge derivative gains (losses). During 2015, we early terminated 65 million ounces of silver hedges. We realized net cash proceeds of approximately $190 million with $nil remaining crystallized in OCI at December 31, 2018, which was recognized in revenue as the exposure occurs. Any unrealized changes and realized gains/losses on ineffective amounts or time value have been recognized in the consolidated statements of income as gains on non-hedge derivatives. US Dollar Interest Rate Contracts Cash Flow Hedges At December 31, 2018, Acacia has $42 million of pay-fixed receive-float interest rate swaps to hedge the floating rate debt associated with the Bulyanhulu plant expansion. These contracts, designated as cash flow hedges, convert the floating rate debt as it is drawn against the financing agreement. Currency Contracts Cash Flow Hedges During the year, no currency contracts have been designated against forecasted non-US dollar denominated expenditures. As at December 31, 2018, there are no outstanding currency contracts designated as cash flow hedges of our anticipated operating, administrative and sustaining capital spend. Non-hedge Derivatives We enter into purchased and written contracts with the primary objective of increasing the realized price on some of our gold and copper sales. During the year, Acacia purchased gold put options of 205 thousand ounces, of which 35 thousand ounces remain outstanding at December 31, 2018. Commodity Contracts Diesel/Propane/Electricity/Natural Gas Cash Flow Hedges During 2015, 8,040 thousand barrels of WTI contracts designated against forecasted fuel consumption at our mines were designated as hedging instruments as a result of adopting IFRS 9 and did not qualify for hedge accounting prior to January 1, 2015. As at December 31, 2018, there are no outstanding WTI contracts designated as cash flow hedges of our exposure to forecasted fuel purchases at our mines. Barrick Gold Corporation | Financial Report 2018 147

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash Flow Hedge Gains (Losses) in Accumulated Other Comprehensive Income ("AOCI")

	Commodity price hedges			Interest rate hedges	
	Gold/Silver	Copper	Fuel	Long-term debt	Total
At January 1, 2017	$ 9	$ –	$(32)	$ (20)	$ (43)
Effective portion of change in fair value of hedging instruments	–	(11)	(8)	–	(19)
Transfers to earnings:					
On recording hedged items in earnings/PP&E[1]	(7)	4	27	3	27
Hedge ineffectiveness due to changes in original forecasted transaction	–	–	5	–	5
At December 31, 2017	$ 2	$ (7)	$ (8)	$ (17)	$ (30)
Effective portion of change in fair value of hedging instruments	–	17	4	(1)	20
Transfers to earnings:					
On recording hedged items in earnings/PP&E[1]	(2)	(10)	4	3	(5)
Hedge ineffectiveness due to changes in original forecasted transaction	–	–	–	–	–
At December 31, 2018	$ –	$ –	$ –	$ (15)	$ (15)
Hedge gains/losses classified within	Gold/Silver sales	Copper sales	Cost of sales	Interest expense	Total
Portion of hedge gain (loss) expected to affect 2019 earnings[2]	$ –	$ –	$ –	$ –	$ –

1. Realized gains (losses) on qualifying currency hedges of capital expenditures are transferred from OCI to PP&E on settlement.
2. Based on the fair value of hedge contracts at December 31, 2018.

Cash Flow Hedge Gains (Losses) at December 31

Derivatives in cash flow hedging relationships	Amount of gain (loss) recognized in OCI		Location of gain (loss) transferred from OCI into income/PP&E (effective portion)	Amount of gain (loss) transferred from OCI into income (effective portion)		Location of gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)	
	2018	2017		2018	2017		2018	2017
Interest rate contracts	$ (1)	$ (1)	Finance income/ finance costs	$ (3)	$ (3)	Gain (loss) on non-hedge derivatives	$ –	$ –
Commodity contracts	21	(18)	Revenue/cost of sales	8	(24)	Gain (loss) on non-hedge derivatives	–	(5)
Total	$ 20	$ (19)		$ 5	$ (27)		$ –	$ (5)

148 Barrick Gold Corporation | Financial Report 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

e) Gains (Losses) on Non-hedge Derivatives

For the years ended December 31	2018	2017
Commodity contracts		
Gold	$ –	$ 4
Silver[1]	2	7
Copper	–	(1)
Fuel	1	–
Currency contracts	(3)	1
	$ –	$ 11
Hedge ineffectiveness	–	(5)
	$ –	$ 6

1. Relates to the amortization of crystallized OCI.

f) Derivative Assets and Liabilities

	2018	2017
At January 1	$ (29)	$ (76)
Derivatives cash (inflow) outflow		
Operating activities	11	62
Change in fair value of:		
Non-hedge derivatives	(2)	4
Cash flow hedges:		
Effective portion	20	(19)
Ineffective portion	–	5
Excluded from effectiveness changes	–	(5)
At December 31	$ –	$ (29)
Classification:		
Other current assets	$ 2	$ 2
Other long-term assets	1	1
Other current liabilities	(3)	(30)
Other long-term obligations	–	(2)
	$ –	$ (29)

26 ▪ Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

a) Assets and Liabilities Measured at Fair Value on a Recurring Basis

Fair Value Measurements

At December 31, 2018	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value
Cash and equivalents	$ 1,571	$ –	$ –	$ 1,571
Other investments	209	–	–	209
Derivatives	–	–	–	–
Receivables from provisional copper and gold sales	–	76	–	76
	$ 1,780	$ 76	$ –	$ 1,856

Fair Value Measurements

At December 31, 2017	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value
Cash and equivalents	$ 2,234	$ –	$ –	$ 2,234
Other investments	33	–	–	33
Derivatives	–	(29)	–	(29)
Receivables from provisional copper and gold sales	–	110	–	110
	$ 2,267	$ 81	$ –	$ 2,348

b) Fair Values of Financial Assets and Liabilities

	At Dec. 31, 2018		At Dec. 31, 2017	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets				
Other assets[1]	$ 559	$ 559	$ 572	$ 572
Other investments[2]	209	209	33	33
Derivative assets	3	3	3	3
	$ 771	$ 771	$ 608	$ 608
Financial liabilities				
Debt[3]	$ 5,738	$ 6,183	$ 6,423	$ 7,715
Derivative liabilities	3	3	32	32
Other liabilities	297	297	252	252
	$ 6,038	$ 6,483	$ 6,707	$ 7,999

1. Includes restricted cash and amounts due from our partners.
2. Recorded at fair value. Quoted market prices are used to determine fair value.
3. Debt is generally recorded at amortized cost except for obligations that are designated in a fair-value hedge relationship, in which case the carrying amount is adjusted for changes in fair value of the hedging instrument in periods when a hedge relationship exists. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

We do not offset financial assets with financial liabilities.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c) Assets Measured at Fair Value on a Non-Recurring Basis

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value
Other assets[1]	$ –	$ –	$ 190	$ 190
Property, plant and equipment[2]	–	–	801	801
Intangible assets[3]	–	–	10	10
Goodwill[4]	–	–	–	–

1. Other assets were written down by $74 million, which was included in earnings in this period.
2. Property, plant and equipment were written down by $648 million, which was included in earnings in this period.
3. Intangibles were written down by $24 million, which was included in earnings in this period, to their fair value less costs of disposal of $10 million.
4. Goodwill was fully written down at Veladero by $154 million, which was included in earnings in this period.

Valuation Techniques

Cash Equivalents

The fair value of our cash equivalents is classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. Our cash equivalents are comprised of U.S. Treasury bills and money market securities that are invested primarily in U.S. Treasury bills.

Other Investments

The fair value of other investments is determined based on the closing price of each security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore other investments are classified within Level 1 of the fair value hierarchy.

Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of all our derivative contracts includes an adjustment for credit risk. For counterparties in a net asset position, credit risk is based upon the observed credit default swap spread for each particular counterparty, as appropriate. For counterparties in a net liability position, credit risk is based upon Barrick's observed credit default swap ("CDS") spread. The fair value of US dollar interest rate and currency swap contracts is determined by discounting contracted cash flows using a discount rate derived from observed LIBOR and swap rate curves and credit default swap rates. In the case of currency contracts, we convert non-US dollar cash flows into US dollars using an exchange rate derived from currency swap curves and CDS rates. The fair value of commodity forward contracts is determined by discounting contractual cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. Derivative instruments are classified within Level 2 of the fair value hierarchy.

Receivables from Provisional Copper and Gold Sales

The fair value of receivables arising from copper and gold sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Other Long-Term Assets

The fair value of property, plant and equipment, goodwill, intangibles and other assets is determined primarily using an income approach based on unobservable cash flows and a market multiples approach where applicable, and as a result is classified within Level 3 of the fair value hierarchy. Refer to note 21 for disclosure of inputs used to develop these measures.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27 ▪ Provisions

a) Provisions

	As at Dec. 31, 2018	As at Dec. 31, 2017
Environmental rehabilitation ("PER")	$ 2,726	$ 2,944
Post-retirement benefits	42	48
Share-based payments	26	37
Other employee benefits	22	27
Other	88	85
	$ 2,904	$ 3,141

b) Environmental Rehabilitation

	2018	2017
At January 1	$ 3,096	$ 2,246
PERs divested during the year	–	(31)
Closed Sites		
Impact of revisions to expected cash flows recorded in earnings	(30)	46
Settlements		
Cash payments	(48)	(41)
Settlement gains	(2)	(1)
Accretion	13	12
Operating Sites		
PER revisions in the year	(247)	836
Settlements		
Cash payments	(18)	(18)
Settlement gains	(1)	(1)
Accretion	74	48
At December 31	$ 2,837	$ 3,096
Current portion (note 24)	(111)	(152)
	$ 2,726	$ 2,944

The eventual settlement of substantially all PERs estimated is expected to take place between 2019 and 2058.

The total PER has decreased in the fourth quarter of 2018 by $109 million primarily due to changes in discount rates combined with changes in cost estimates at our Pascua-Lama, Pierina, Veladero, Hemlo and Golden Sunlight properties. For the year ended December 31, 2018, our PER balance decreased by $259 million primarily due to changes in discount rates. A 1% increase in the discount rate would result in a decrease in PER by $322 million and a 1% decrease in the discount rate would result in an increase in PER by $398 million, while holding the other assumptions constant.

28 ▪ Financial Risk Management

Our financial instruments are comprised of financial liabilities and financial assets. Our principal financial liabilities, other than derivatives, comprise accounts payable and debt. The main purpose of these financial instruments is to manage short-term cash flow and raise funds for our capital expenditure program. Our principal financial assets, other than derivative instruments, are cash and equivalents and accounts receivable, which arise directly from our operations. In the normal course of business, we use derivative instruments to mitigate exposure to various financial risks.

We manage our exposure to key financial risks in accordance with our financial risk management policy. The objective of the policy is to support the delivery of our financial targets while protecting future financial security. The main risks that could adversely affect our financial assets, liabilities or future cash flows are as follows:

a) Market risk, including commodity price risk, foreign currency and interest rate risk;
b) Credit risk;
c) Liquidity risk; and
d) Capital risk management.

Management designs strategies for managing each of these risks, which are summarized below. Our senior management oversees the management of financial risks. Our senior management ensures that our financial risk-taking activities are governed by policies and procedures and that financial risks are identified, measured and managed in accordance with our policies and our risk appetite. All derivative activities for risk management purposes are carried out by the appropriate personnel.

a) Market Risk

Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of our financial instruments. We manage market risk by either accepting it or mitigating it through the use of derivatives and other economic hedging strategies.

Commodity Price Risk

Gold and Copper

We sell our gold and copper production in the world market. The market prices of gold and copper are the primary drivers of our profitability and ability to generate both

152 Barrick Gold Corporation | Financial Report 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

operating and free cash flow. Our corporate treasury group implements hedging strategies on an opportunistic basis to protect us from downside price risk on our gold and copper production. Acacia has 35 thousand ounces of gold positions outstanding at December 31, 2018. Our remaining gold and copper production is subject to market prices.

Fuel

On average we consume approximately 4 million barrels of diesel fuel annually across all our mines. Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. Therefore, volatility in crude oil prices has a significant direct and indirect impact on our production costs. To mitigate this volatility, we employ a strategy of using financial contracts to hedge our exposure to oil prices.

Foreign Currency Risk

The functional and reporting currency for all of our operating segments is the US dollar and we report our results using the US dollar. The majority of our operating and capital expenditures are denominated and settled in US dollars. We have exposure to the Australian dollar and Canadian dollar through a combination of mine operating costs and general and administrative costs; and to the Papua New Guinea kina, Peruvian sol, Chilean peso, Argentine peso, Dominican Republic peso and Zambian kwacha through mine operating costs. Consequently, fluctuations in the US dollar exchange rate against these currencies increase the volatility of cost of sales, general and administrative costs and overall net earnings, when translated into US dollars.

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instruments will fluctuate due to changes in market interest rates. Currently, our interest rate exposure mainly relates to interest receipts on our cash balances ($1.6 billion at the end of the year); the mark-to-market value of derivative instruments; the fair value and ongoing payments under US dollar interest-rate swaps; and to the interest payments on our variable-rate debt ($0.1 billion at December 31, 2018).

The effect on net earnings and equity of a 1% change in the interest rate of our financial assets and liabilities as at December 31 is approximately $16 million (2017: $10 million).

b) Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Credit risk arises from cash and equivalents, trade and other receivables as well as derivative assets. For cash and equivalents and trade and other receivables, credit risk exposure equals the carrying amount on the balance sheet, net of any overdraft positions. To mitigate our inherent exposure to credit risk we maintain policies to limit the concentration of credit risk, review counterparty creditworthiness on a monthly basis, and ensure liquidity of available funds. We also invest our cash and equivalents in highly rated financial institutions, primarily within the United States and other investment grade countries, which are countries rated BBB- or higher by S&P and include Canada, Chile, Australia and Peru. Furthermore, we sell our gold and copper production into the world market and to private customers with strong credit ratings. Historically, customer defaults have not had a significant impact on our operating results or financial position.

For derivatives with a positive fair value, we are exposed to credit risk equal to the carrying value. When the fair value of a derivative is negative, we assume no credit risk. We mitigate credit risk on derivatives by:

- Entering into derivatives with high credit-quality counterparties;
- Limiting the amount of net exposure with each counterparty; and
- Monitoring the financial condition of counterparties on a regular basis.

The Company's maximum exposure to credit risk at the reporting date is the carrying value of each of the financial assets disclosed as follows:

	As at Dec. 31, 2018	As at Dec. 31, 2017
Cash and equivalents	$ 1,571	$ 2,234
Accounts receivable	248	239
Net derivative assets by counterparty	2	2
	$ 1,821	$ 2,475

c) Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. We manage our exposure to liquidity risk by maintaining cash reserves, access to undrawn credit facilities and access to public debt markets, by staggering the maturities of outstanding debt instruments to mitigate

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

refinancing risk and by monitoring of forecasted and actual cash flows. Details of the undrawn credit facility are included in note 25.

Our capital structure comprises a mix of debt and shareholders' equity. As at December 31, 2018, our total debt was $5.7 billion (debt net of cash and equivalents was $4.2 billion) compared to total debt as at December 31, 2017 of $6.4 billion (debt net of cash and equivalents was $4.2 billion).

As part of our capital allocation strategy, we are constantly evaluating our capital expenditures and making reductions where the risk-adjusted returns do not justify the investment. Our primary source of liquidity is our operating cash flow. Other options to enhance liquidity include drawing the $3.0 billion available under our Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing), further asset sales and issuances of debt or equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership. Many factors, including, but not limited to, general market conditions and then prevailing metals prices could impact our ability to issue securities on acceptable terms, as could our credit ratings. Moody's and S&P rate our long-term debt Baa2 and BBB, respectively. Changes in our ratings could affect the trading prices of our securities and our cost of capital. If we were to borrow under our Credit Facility, the applicable interest rate on the amounts borrowed would be based, in part, on our credit ratings at the time. The key financial covenant in the Credit Facility (undrawn as at December 31, 2018) requires Barrick to maintain a net debt to total capitalization ratio, as defined in the agreement, of 0.60:1 or lower (Barrick's net debt to total capitalization ratio was 0.31:1 as at December 31, 2018).

The following table outlines the expected maturity of our significant financial assets and liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. As the amounts presented in the table are the contractual undiscounted cash flows, these balances may not agree with the amounts disclosed in the balance sheet.

As at December 31, 2018 (in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Cash and equivalents	$ 1,571	$ –	$ –	$ –	$ 1,571
Accounts receivable	248	–	–	–	248
Derivative assets	2	1	–	–	3
Trade and other payables	1,101	–	–	–	1,101
Debt	43	275	339	5,110	5,767
Derivative liabilities	3	–	–	–	3
Other liabilities	59	80	21	137	297

As at December 31, 2017 (in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Cash and equivalents	$ 2,234	$ –	$ –	$ –	$ 2,234
Accounts receivable	239	–	–	–	239
Derivative assets	2	1	–	–	3
Trade and other payables	1,059	–	–	–	1,059
Debt	59	311	975	5,111	6,456
Derivative liabilities	30	2	–	–	32
Other liabilities	30	67	4	151	252

154 Barrick Gold Corporation | Financial Report 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

d) Capital Risk Management

Our objective when managing capital is to provide value for shareholders by maintaining an optimal short-term and long-term capital structure in order to reduce the overall cost of capital while preserving our ability to continue as a going concern. Our capital management objectives are to safeguard our ability to support our operating requirements on an ongoing basis, continue the development and exploration of our mineral properties and support any expansion plans. Our objectives are also to ensure that we maintain a strong balance sheet and optimize the use of debt and equity to support our business and provide financial flexibility in order to maximize shareholder value. We define capital as total debt less cash and equivalents and it is managed by management subject to approved policies and limits by the Board of Directors. We have no significant financial covenants or capital requirements with our lenders or other parties other than what is discussed under liquidity risk in note 28c.

29 ▪ Other Non-Current Liabilities

	As at Dec. 31, 2018	As at Dec. 31, 2017
Deposit on Pascua-Lama silver sale agreement[1]	$ 811	$ 805
Deposit on Pueblo Viejo gold and silver streaming agreement[1]	426	459
Long-term income tax payable	270	259
Derivative liabilities (note 25f)	–	2
Provision for offsite remediation	57	45
Other	179	174
	$ 1,743	$ 1,744

1. Revenues of $76 million were recognized in 2018 (2017: $94 million) through the draw-down of our streaming liabilities relating to contracts in place at Pueblo Viejo and Pascua-Lama.

Silver Sale Agreement

Our silver sale agreement with Wheaton Precious Metals Corp. ("Wheaton") (formerly Silver Wheaton Corp.) requires us to deliver 25 percent of the life of mine silver production from the Pascua-Lama project and required delivery of 100 percent of silver production from the Lagunas Norte, Pierina and Veladero mines ("South American mines") until March 31, 2018. In return, we were entitled to an upfront cash payment of $625 million payable over three years from the date of the agreement, as well as ongoing payments in cash of the lesser of $3.90 (subject to an annual inflation adjustment of 1 percent starting three years after project completion at Pascua-Lama) and the prevailing market price for each ounce of silver delivered under the agreement. An imputed interest expense is being recorded on the liability at the rate implicit in the agreement. The liability plus imputed interest will be amortized based on the difference between the effective contract price for silver and the amount of the ongoing cash payment per ounce of silver delivered under the agreement.

Gold and Silver Streaming Agreement

On September 29, 2015, we closed a gold and silver streaming transaction with Royal Gold, Inc. ("Royal Gold") for production linked to Barrick's 60 percent interest in the Pueblo Viejo mine. Royal Gold made an upfront cash payment of $610 million and will continue to make cash payments for gold and silver delivered under the agreement. The $610 million upfront payment is not repayable and Barrick is obligated to deliver gold and silver based on Pueblo Viejo's production. We have accounted for the upfront payment as deferred revenue and will recognize it in earnings, along with the ongoing cash payments, as the gold and silver is delivered to Royal Gold. We will also be recording accretion expense on the deferred revenue balance as the time value of the upfront deposit represents a significant component of the transaction.

Under the terms of the agreement, Barrick will sell gold and silver to Royal Gold equivalent to:

- 7.5 percent of Barrick's interest in the gold produced at Pueblo Viejo until 990,000 ounces of gold have been delivered, and 3.75 percent thereafter.
- 75 percent of Barrick's interest in the silver produced at Pueblo Viejo until 50 million ounces have been delivered, and 37.5 percent thereafter. Silver will be delivered based on a fixed recovery rate of 70 percent. Silver above this recovery rate is not subject to the stream.

Barrick will receive ongoing cash payments from Royal Gold equivalent to 30 percent of the prevailing spot prices for the first 550,000 ounces of gold and 23.1 million ounces of silver delivered. Thereafter payments will double to 60 percent of prevailing spot prices for each subsequent ounce of gold and silver delivered. Ongoing cash payments to Barrick are tied to prevailing spot prices rather than fixed in advance, maintaining exposure to higher gold and silver prices in the future.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30 ▪ Deferred Income Taxes

Recognition and Measurement

We record deferred income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred income tax assets and liabilities takes into account: substantively enacted rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes. In addition, the measurement and recognition of deferred tax assets takes into account tax planning strategies. We recognize the effect of changes in our assessment of these estimates and factors when they occur. Changes in deferred income tax assets and liabilities are allocated between net income, other comprehensive income, equity and goodwill based on the source of the change.

Current income taxes of $211 million and deferred income taxes of $47 million have been provided on the undistributed earnings of certain foreign subsidiaries. Deferred income taxes have not been provided on the undistributed earnings of all other foreign subsidiaries for which we are able to control the timing of the remittance, and it is probable that there will be no remittance in the foreseeable future. These undistributed earnings amounted to $5,861 million as at December 31, 2018.

Sources of Deferred Income Tax Assets and Liabilities

	As at Dec. 31, 2018	As at Dec. 31, 2017
Deferred tax assets		
Tax loss carry forwards	$ 537	$ 926
Alternative minimum tax ("AMT") credits	37	–
Environmental rehabilitation	292	594
Property, plant and equipment	–	175
Post-retirement benefit obligations and other employee benefits	27	49
Accrued interest payable	1	40
Other working capital	32	23
Derivative instruments	–	74
Other	12	21
	$ 938	$ 1,902
Deferred tax liabilities		
Property, plant and equipment	(1,412)	(1,571)
Inventory	(503)	(507)
	$ (977)	$ (176)
Classification:		
Non-current assets	$ 259	$ 1,069
Non-current liabilities	(1,236)	(1,245)
	$ (977)	$ (176)

The deferred tax asset of $259 million includes $242 million expected to be realized in more than one year. The deferred tax liability of $1,236 million includes $1,211 million expected to be realized in more than one year.

Expiry Dates of Tax Losses

	2019	2020	2021	2022	2023+	No expiry date	Total
Non-capital tax losses[1]							
Canada	$ –	$ –	$ –	$ –	$ 2,305	$ –	$ 2,305
Argentina	–	–	69	–	–	–	69
Barbados	1,843	435	26	524	1,177	–	4,005
Chile	–	–	–	–	–	1,141	1,141
Tanzania	–	–	–	–	–	1,555	1,555
Zambia	–	–	12	404	–	–	416
Other	–	–	–	–	–	645	645
	$ 1,843	$ 435	$ 107	$ 928	$ 3,482	$ 3,341	$ 10,136

1. Represents the gross amount of tax loss carry forwards translated at closing exchange rates at December 31, 2018.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The non-capital tax losses include $8,327 million of losses which are not recognized in deferred tax assets. Of these, $1,843 million expire in 2019, $435 million expire in 2020, $107 million expire in 2021, $590 million expire in 2022, $3,483 million expire in 2023 or later, and $1,869 million have no expiry date.

Recognition of Deferred Tax Assets

We recognize deferred tax assets taking into account the effects of local tax law. Deferred tax assets are fully recognized when we conclude that sufficient positive evidence exists to demonstrate that it is probable that a deferred tax asset will be realized. The main factors considered are:

- Historic and expected future levels of taxable income;
- Tax plans that affect whether tax assets can be realized; and
- The nature, amount and expected timing of reversal of taxable temporary differences.

Levels of future income are mainly affected by: market gold, copper and silver prices; forecasted future costs and expenses to produce gold and copper reserves; quantities of proven and probable gold and copper reserves; market interest rates; and foreign currency exchange rates. If these factors or other circumstances change, we record an adjustment to the recognition of deferred tax assets to reflect our latest assessment of the amount of deferred tax assets that is probable will be realized.

A deferred tax asset totaling $83 million (December 31, 2017: $98 million) has been recorded in a foreign subsidiary. This deferred tax asset primarily arose from a realized loss on internal restructuring of subsidiary corporations. Projections of various sources of income support the conclusion that the realizability of this deferred tax asset is probable and consequently, we have fully recognized this deferred tax asset. In the fourth quarter of 2018, the deferred tax assets in Canada and Peru were de-recognized. Refer to note 12 for further details.

Deferred Tax Assets Not Recognized

	As at Dec. 31, 2018	As at Dec. 31, 2017
Australia	$ 154	$ 158
Canada	1,087	388
Peru	310	–
Chile	1,028	993
Argentina	174	515
Barbados	40	66
Tanzania	156	209
Zambia	24	50
Saudi Arabia	70	70
	$ 3,043	$ 2,449

Deferred Tax Assets Not Recognized relate to: non-capital loss carry forwards of $1,134 million (2017: $690 million), capital loss carry forwards with no expiry date of $447 million (2017: $452 million), and other deductible temporary differences with no expiry date of $1,462 million (2017: $1,307 million).

Source of Changes in Deferred Tax Balances

For the years ended December 31	2018	2017
Temporary differences		
Property, plant and equipment	$ (15)	$ 295
Environmental rehabilitation	(302)	(45)
Tax loss carry forwards	(389)	191
Inventory	5	26
Derivatives	(74)	(16)
Other	(26)	(84)
	$ (801)	$ 367
Intraperiod allocation to:		
Income from continuing operations before income taxes	$ (730)	$ (106)
Cerro Casale disposition	–	469
Veladero disposition	–	16
Income tax payable	(38)	–
Equity	(24)	–
OCI	(9)	(12)
	$ (801)	$ 367

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income Tax Related Contingent Liabilities

	2018	2017
At January 1	$ 306	$ 128
Net additions based on uncertain tax positions related to prior years	–	178
At December 31[1]	$ 306	$ 306

1. If reversed, the total amount of $306 million would be recognized as a benefit to income taxes on the income statement, and therefore would impact the reported effective tax rate.

Tax Years Still Under Examination

Canada	2015–2018
United States	2018
Dominican Republic	2015–2018
Peru	2009, 2011–2013, 2015–2018
Chile	2014–2018
Argentina	2012–2018
Australia	2014–2018
Papua New Guinea	2006–2018
Saudi Arabia	2007–2018
Tanzania	All years open
Zambia	2010–2018

31 ▪ Capital Stock

Authorized Capital Stock

Our authorized capital stock is composed of an unlimited number of common shares (issued 1,167,846,910 common shares as at December 31, 2018). Prior to November 28, 2018 our authorized capital stock also included an unlimited number of first preferred shares issuable in series and an unlimited number of second preferred shares issuable in series; however, on Barrick's continuance into British Columbia, the first and second preferred shares were eliminated. Our common shares have no par value.

On January 1, 2019, we issued 583,669,178 common shares to Randgold shareholders as a result of the merger completed with Randgold. Refer to note 37 for further details.

Dividends

In 2018, we declared dividends in US dollars totaling $199 million (2017: $125 million) and paid $125 million (2017: $125 million).

The Company's dividend reinvestment plan resulted in $14 million (2017: $16 million) reinvested into the Company.

32 ▪ Non-Controlling Interests

a) Non-Controlling Interests Continuity

	Pueblo Viejo	Acacia	Cerro Casale	Other	Total
NCI in subsidiary at December 31, 2018	40%	36.1%	25%	Various	
At January 1, 2017	$ 1,311	$ 704	$ 319	$ 44	$ 2,378
Share of income (loss)	118	(211)	173	(2)	78
Cash contributed	–	–	1	12	13
Decrease in non-controlling interest	–	–	(493)	–	(493)
Disbursements	(139)	(13)	–	(43)	(195)
At December 31, 2017	$ 1,290	$ 480	$ –	$ 11	$ 1,781
Share of income (loss)	89	22	–	(1)	110
Cash contributed	–	–	–	24	24
Disbursements	(108)	–	–	(15)	(123)
At December 31, 2018	$ 1,271	$ 502	$ –	$ 19	$ 1,792

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b) Summarized Financial Information on Subsidiaries with Material Non-Controlling Interests

Summarized Balance Sheets

	Pueblo Viejo		Acacia	
	As at Dec. 31, 2018	As at Dec. 31, 2017	As at Dec. 31, 2018	As at Dec. 31, 2017
Current assets	$ 520	$ 488	$ 555	$ 464
Non-current assets	3,469	3,489	1,261	1,333
Total assets	$ 3,989	$ 3,977	$ 1,816	$ 1,797
Current liabilities	720	907	206	212
Non-current liabilities	402	248	246	280
Total liabilities	$ 1,122	$ 1,155	$ 452	$ 492

Summarized Statements of Income

	Pueblo Viejo		Acacia	
For the years ended December 31	2018	2017	2018	2017
Revenue	$ 1,333	$ 1,417	$ 664	$ 751
Income (loss) from continuing operations after tax	206	293	59	(630)
Other comprehensive income (loss)	–	–	–	–
Total comprehensive income (loss)	$ 206	$ 293	$ 59	$ (630)
Dividends paid to NCI	$ –	$ –	$ –	$ 13

Summarized Statements of Cash Flows

	Pueblo Viejo		Acacia	
For the years ended December 31	2018	2017	2018	2017
Net cash provided by (used in) operating activities	$ 272	$ 283	$ 123	$ (15)
Net cash used in investing activities	(144)	(112)	(45)	(160)
Net cash used in financing activities	(108)	(539)	(28)	(62)
Net increase (decrease) in cash and cash equivalents	$ 20	$ (368)	$ 50	$ (237)

Barrick Gold Corporation | Financial Report 2018 159

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33 ▪ Remuneration of Key Management Personnel

Key management personnel include the members of the Board of Directors and the executive leadership team. Compensation for key management personnel (including Directors) was as follows:

For the years ended December 31	2018	2017
Salaries and short-term employee benefits[1]	$ 19	$ 20
Post-employment benefits[2]	3	3
Termination benefits	1	–
Share-based payments and other[3]	11	12
	$ 34	$ 35

1. Includes annual salary and annual short-term incentives/other bonuses earned in the year.
2. Represents Company contributions to retirement savings plans.
3. Relates to DSU, RSU and PRSU grants and other compensation.

34 ▪ Stock-Based Compensation

a) Global Employee Share Plan (GESP)

In 2016, Barrick launched a Global Employee Share Plan. This is a plan awarded to all eligible employees. During 2018, Barrick contributed and expensed $12 million to this plan.

b) Restricted Share Units (RSUs) and Deferred Share Units (DSUs)

Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs generally vest from two-and-a-half years to three years and are settled in cash upon vesting. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.

Compensation expense for RSUs incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate. At December 31, 2018, the weighted average remaining contractual life of RSUs was 0.93 years (2017: 1.19 years).

Compensation expense for RSUs was a $29 million charge to earnings in 2018 (2017: $42 million) and is presented as a component of corporate administration and operating segment administration, consistent with the classification of other elements of compensation expense for those employees who had RSUs.

Under our DSU plan, Directors must receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Officers may also elect to receive a portion or all of their incentive compensation in the form of DSUs. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director or officer leaves the Board or Barrick, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. DSUs are recorded at fair value on the grant date and are adjusted for changes in fair value. The fair value of amounts granted each period together with changes in fair value are expensed.

DSU and RSU Activity (Number of Units in Thousands)

	DSUs	Fair value	RSUs	Fair value
At January 1, 2017	573	$ 9.2	6,452	$ 58.6
Settled for cash	–	–	(3,610)	(62.5)
Forfeited	–	–	(121)	(2.3)
Granted	152	2.5	1,760	32.7
Credits for dividends	–	–	56	0.9
Change in value	–	(0.1)	–	10.3
At December 31, 2017	725	$ 11.6	4,537	$ 37.7
Settled for cash	(143)	(1.9)	(3,089)	(34.6)
Forfeited	–	–	(731)	(7.9)
Granted	182	2.3	2,974	35.3
Credits for dividends	–	–	60	0.8
Change in value	–	(0.8)	–	4.7
At December 31, 2018	764	$ 11.2	3,751	$ 36.0

At December 31, 2018, Acacia Mining plc had $nil of DSUs outstanding (2017: $nil) and $2 million of RSUs outstanding (2017: $2 million).

160 Barrick Gold Corporation | Financial Report 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

c) Performance Granted Share Units (PGSUs)
In 2014, Barrick launched a PGSU plan. Under this plan, selected employees are granted PGSUs, where each PGSU has a value equal to one Barrick common share. At December 31, 2018, 3,024 thousand units had been granted at a fair value of $18 million (2017: 2,174 thousand units at a fair value of $14 million).

d) Employee Share Purchase Plan (ESPP)
In 2008, Barrick launched an Employee Share Purchase Plan. This plan enables Barrick employees to purchase Company shares through payroll deduction. During 2018, Barrick contributed and expensed $0.1 million to this plan (2017: $0.4 million). This plan was replaced by the Barrick Share Purchase Plan in 2018.

e) Barrick Share Purchase Plan (BSPP)
In 2018, Barrick launched a Barrick Share Purchase Plan. This plan encourages Barrick employees to purchase Company shares by matching their contributions one to one up to an annual maximum. During 2018, Barrick contributed and expensed $2 million to this plan.

f) Stock Options
Under Barrick's stock option plan, certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted by individual and the exercise price, are approved. Stock options vest evenly over four years, beginning in the year after granting. Options are exercisable over seven years. At December 31, 2018, 0.8 million (2017: 1.0 million) stock options were outstanding.

Compensation expense for stock options was $nil in 2018 (2017: $nil), and is presented as a component of corporate administration and operating segment administration, consistent with the classification of other elements of compensation expense for those employees who had stock options. The recognition of compensation expense for stock options had no impact on earnings per share for 2018 and 2017.

Total intrinsic value relating to options exercised in 2018 was $nil (2017: $nil).

Employee Stock Option Activity (Number of Shares in Millions)

	2018		2017	
	Shares	Average price	Shares	Average price
C$ options				
At January 1	0.3	$ 13	0.3	$ 13
Granted	–	–	–	–
Exercised	–	10	–	–
Cancelled/expired	–	–	–	–
At December 31	0.3	$ 13	0.3	$ 13
US$ options				
At January 1	0.7	$ 40	1.8	$ 42
Forfeited	(0.1)	34	(0.7)	40
Cancelled/expired	(0.1)	49	(0.4)	45
At December 31	0.5	$ 37	0.7	$ 40

Barrick Gold Corporation | Financial Report 2018 161

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock Options Outstanding (Number of Shares in Millions)

	Outstanding				Exercisable		
Range of exercise prices	Shares	Average price	Average life (years)	Intrinsic value[1] ($ millions)	Shares	Average price	Intrinsic value[1] ($ millions)
C$ options							
$ 9 – $ 17	0.2	$ 10	3.6	$ 2	0.1	$ 10	$ 1
$ 18 – $ 21	0.1	18	1.6	–	0.1	18	–
	0.3	$ 13	2.9	$ 2	0.2	$ 13	$ 1
US$ options							
$ 32 – $ 41	0.4	$ 32	1.0	$ –	0.4	$ 32	$ –
$ 42 – $ 55	0.1	48	0.1	–	0.1	48	–
	0.5	$ 37	0.8	$ –	0.5	$ 37	$ –

1. Based on the closing market share price on December 31, 2018 of C$18.43 and US$13.54.

As at December 31, 2018, there was $nil (2017: $nil) of total unrecognized compensation cost relating to unvested stock options.

35 ▪ Post-Retirement Benefits

Barrick operates various post-employment plans, including both defined benefit and defined contribution pension plans and other post-retirement plans. The table below outlines where the Company's post-employment amounts and activity are included in the financial statements:

For the years ended December 31	2018	2017
Balance sheet obligations for:		
Defined pension benefits	$ 36	$ 42
Other post-retirement benefits	6	6
Liability in the balance sheet	$ 42	$ 48
Income statement charge included income statement for:		
Defined pension benefits	$ 1	$ 1
Other post-retirement benefits	–	–
	$ 1	$ 1
Measurements for:		
Defined pension benefits	$ (4)	$ 23
Other post-retirement benefits	–	–
	$ (4)	$ 23

The amounts recognized in the balance sheet are determined as follows:

For the years ended December 31	2018	2017
Present value of funded obligations	$ 57	$ 122
Fair value of plan assets	(65)	(134)
(Surplus) deficit of funded plans	$ (8)	$ (12)
Present value of unfunded obligations	44	54
Total deficit of defined benefit pension plans	$ 36	$ 42
Impact of minimum funding requirement/ asset ceiling	–	–
Liability in the balance sheet	$ 36	$ 42

a) Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain of our former United States and Canadian employees and provide benefits based on an employee's years of service. The plans operate under similar regulatory frameworks and generally face similar risks. The majority of benefit payments are from trustee-administered funds; however, there are also a number of unfunded plans where the Company meets the benefit payment obligation as it falls due. Plan assets held in trust are governed by local regulations and practice in each country. Responsibility for governance of the plans – overseeing all aspects of the plans including investment decisions and contribution schedules – lies with the Company. We have set up pension committees to assist in the management of the plans and have also appointed experienced independent professional experts such as actuaries, custodians and trustees.

162 Barrick Gold Corporation | Financial Report 2018

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The significant actuarial assumptions were as follows:

As at December 31	Pension Plans 2018	Other Post-Retirement Benefits 2018	Pension Plans 2017	Other Post-Retirement Benefits 2017
Discount rate	3.75–4.65%	4.45%	2.90–3.95%	3.75%

b) Other Post-Retirement Benefits
We provide post-retirement medical, dental, and life insurance benefits to certain employees in the US. All of these plans are unfunded. The weighted average duration of the defined benefit obligation is 14 years (2017: 10 years).

	Less than a year	Between 1–2 years	Between 2–5 years	Over 5 years	Total
Pension benefits	$ 14	$ 14	$ 39	$ 200	$ 267
Other post-retirement benefits	1	1	2	5	9
At December 31, 2017	$ 15	$ 15	$ 41	$ 205	$ 276
Pension benefits	7	7	22	139	175
Other post-retirement benefits	1	1	2	5	9
At December 31, 2018	$ 8	$ 8	$ 24	$ 144	$ 184

c) Defined Contribution Pension Plans
Certain employees take part in defined contribution employee benefit plans and we also have a retirement plan for certain officers of the Company. Our share of contributions to these plans, which is expensed in the year it is earned by the employee, was $35 million in 2018 (2017: $33 million).

36 ▪ Contingencies

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Litigation and Claims
In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

U.S. Shareholder Class Action (Veladero)
On May 10, 2017, Shepard Broadfoot, a purported shareholder of Barrick Gold Corporation, filed suit in the United States District Court for the Southern District of New York ("SDNY") against the Company, Kelvin Dushnisky, Catherine Raw, Richard Williams and Jorge Palmes. The complaint asserted claims against the defendants arising from allegedly false and misleading statements concerning production estimates and environmental risks at the Veladero mine, and seeks unspecified damages and other relief. On May 19, 2017, a second and substantially identical purported class action complaint was filed in the SDNY. On October 4, 2017, the Court consolidated the actions and appointed the lead plaintiff and lead counsel. The plaintiffs' amended consolidated complaint was filed on December 4, 2017. The Company filed a motion to dismiss the complaint on February 2, 2018, and briefing on that was completed on April 18, 2018. The Company's motion to dismiss was granted, with prejudice, on September 20, 2018, and the matter is now closed.

Proposed Canadian Shareholder Class Action (Veladero)
On July 28, 2018, Peter Gradja, a purported shareholder of Barrick Gold Corporation, commenced a proposed class action against the Company in the Ontario Superior Court

Barrick Gold Corporation | Financial Report 2018 163

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS of Justice. The action seeks unspecified damages and other relief, purportedly on behalf of anyone who purchased Barrick shares during the period from February 15, 2017 to April 24, 2017 and held some or all of those shares at the close of trading on April 24, 2017. It is alleged that Barrick made false and misleading statements concerning production estimates and environmental risks at the Veladero mine. The action is in its earliest stages, and the plaintiff has not yet brought a motion for the orders required for the action to proceed. The Company believes that the claims made in the action are without merit and intends to defend the action vigorously. No amounts have been recorded for any potential liability arising from the proposed class action, as the Company cannot reasonably predict the outcome. The second Ontario action was commenced on April 24, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver were also named as defendants. Following a September 8, 2014 amendment to the Statement of Claim, this action purported to be on behalf of anyone who acquired Barrick securities during the period from October 29, 2010 to October 30, 2013, and sought $3 billion in damages for alleged misrepresentations in the Company’s public disclosure. The amended claim also reflected the addition of a law firm that previously acted as counsel in a third Ontario action, which was commenced by Notice of Action on April 28, 2014 and included similar allegations but was never served or pursued. As a result of the outcome of the carriage motion and appeals described below, the second Ontario action was subsequently stayed. The Quebec action was commenced on April 30, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who resides in Quebec and acquired Barrick securities during the period from May 7, 2009 to November 1, 2013. The action seeks unspecified damages for alleged misrepresentations in the Company’s public disclosure. The second Alberta action was commenced on May 23, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver were also named as defendants. This action purported to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013, and sought $6 billion in damages for alleged misrepresentations in the Company’s public disclosure. The action was dismissed on consent on June 19, 2017. The Saskatchewan action was commenced by Statement of Claim on May 26, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver were also named as defendants. This action purported to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013, and sought $6 billion in damages for alleged misrepresentations in the Company’s public disclosure. The action was discontinued by plaintiffs’ counsel on December 19, 2016. The fourth Ontario action was commenced on September 5, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who acquired Barrick securities during the period from Proposed Canadian Securities Class Actions (Pascua-Lama) Between April and September 2014, eight proposed class actions were commenced against the Company in Canada in connection with the Pascua-Lama project. Four of the proceedings were commenced in Ontario, two were commenced in Alberta, one was commenced in Saskatchewan, and one was commenced in Quebec. The Canadian proceedings alleged that the Company made false and misleading statements to the investing public relating (among other things) to the capital costs of the Pascua-Lama project (the “Project”), the amount of time it would take before production commenced at the Project, and the environmental risks of the Project, as well as alleged internal control failures and certain accounting-related matters. The first Ontario and Alberta actions were commenced by Statement of Claim on April 15 and 17, 2014, respectively. The same law firm acted for the plaintiffs in these two proceedings, and the Statements of Claim were largely identical. Aaron Regent, Jamie Sokalsky and Ammar Al-Joundi were also named as defendants in the two actions. Both actions purported to be on behalf of anyone who, during the period from May 7, 2009 to May 23, 2013, purchased Barrick securities in Canada. Both actions sought $4.3 billion in general damages and $350 million in special damages for alleged misrepresentations in the Company’s public disclosure. The first Ontario action was subsequently consolidated with the fourth Ontario action, as discussed below. The first Alberta action was discontinued by plaintiffs’ counsel on June 26, 2015. Barrick Gold Corporation | Financial Report 2018 164

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS May 7, 2009 to November 1, 2013 in Canada, and seeks $3 billion in damages plus an unspecified amount for alleged misrepresentations in the Company’s public disclosure. The Statement of Claim was amended on October 20, 2014 to include two additional law firms, one of which was acting as counsel in the first Ontario action referred to above and the other of which no longer exists. In January 2018, plaintiffs’ counsel delivered a consolidated Statement of Claim in this action. The Statement of Claim was amended again in May 2018. In November 2014, an Ontario court heard a motion to determine which of the competing counsel groups would take the lead in the Ontario litigation. The court issued a decision in December 2014 in favor of the counsel group that commenced the first and fourth Ontario actions, which were then consolidated in a single action. The lower court’s decision was subsequently affirmed by the Divisional Court in May 2015 and the Court of Appeal for Ontario in July 2016 following appeals by the losing counsel group. The losing counsel group sought leave to appeal to the Supreme Court of Canada but later discontinued the application after reaching an agreement with the counsel group that commenced the first and fourth Ontario actions. The proposed representative plaintiffs in the Quebec and Ontario actions have brought motions seeking: (i) leave to proceed with statutory misrepresentation claims pursuant to provincial securities legislation; and (ii) orders certifying the actions as class actions. In August 2018, the Company and Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver delivered their Statement of Defence in the Ontario action. No defence is required to be delivered in the Quebec action at this time. The Quebec motions are scheduled to be heard in May 2019, while the Ontario motions are scheduled to be heard in July 2019. The Company intends to vigorously defend all of the proposed Canadian securities class actions. No amounts have been recorded for any potential liability arising from any of the proposed class actions, as the Company cannot reasonably predict the outcome. accordance with the Project’s environmental permit before resuming construction activities in Chile. The Original Resolution also required CMN to pay an administrative fine of approximately $16 million for deviations from certain requirements of the Project’s Chilean environmental approval, including a series of reporting requirements and instances of non-compliance related to the Project’s water management system. CMN paid the administrative fine in May 2013. In June 2013, CMN began engineering studies to review the Project’s water management system in accordance with the Original Resolution. The studies were suspended in the second half of 2015 as a result of CMN’s decision to file a temporary and partial closure plan for the Project. The review of the Project’s water management system may require a new environmental approval and the construction of additional water management facilities. In June 2013, a group of local farmers and indigenous communities challenged the Original Resolution. The challenge, which was brought in the Environmental Court of Santiago, Chile (the “Environmental Court”), claimed that the fine was inadequate and requested more severe sanctions against CMN including the revocation of the Project’s environmental permit. The SMA presented its defense of the Original Resolution in July 2013. On August 2, 2013, CMN joined as a party to this proceeding and vigorously defended the Original Resolution. On March 3, 2014, the Environmental Court annulled the Original Resolution and remanded the matter back to the SMA for further consideration in accordance with its decision (the “Environmental Court Decision”). In particular, the Environmental Court ordered the SMA to issue a new administrative decision that recalculated the amount of the fine to be paid by CMN using a different methodology and addressed certain other errors it identified in the Original Resolution. The Environmental Court did not annul the portion of the Original Resolution that required the Company to halt construction on the Chilean side of the Project until the water management system is completed in accordance with the Project’s environmental permit. On December 30, 2014, the Chilean Supreme Court declined to consider CMN’s appeal of the Environmental Court Decision on procedural grounds. As a result of the Supreme Court’s ruling, on April 22, 2015, the SMA reopened the administrative proceeding against CMN in accordance with the Environmental Court Decision. Pascua-Lama – SMA Regulatory Sanctions In May 2013, Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Project, received a Resolution (the “Original Resolution”) from Chile’s environmental regulator (the Superintendencia del Medio Ambiente, or “SMA”) that requires CMN to complete the water management system for the Project in Barrick Gold Corporation | Financial Report 2018 165

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS On April 22, 2015, CMN was notified that the SMA had initiated a new administrative proceeding for alleged deviations from certain requirements of the Project’s environmental approval, including with respect to the Project’s environmental impact and a series of monitoring requirements. In May 2015, CMN submitted a compliance program to address certain of the allegations and presented its defense to the remainder of the alleged deviations. The SMA rejected CMN’s proposed compliance program on June 24, 2015, and denied CMN’s administrative appeal of that decision on July 31, 2015. On December 30, 2016, the Environmental Court rejected CMN’s appeal and CMN declined to challenge this decision. On June 8, 2016, the SMA consolidated the two administrative proceedings against CMN into a single proceeding encompassing both the reconsideration of the Original Resolution in accordance with the decision of the Environmental Court and the alleged deviations from the Project’s environmental approval notified by the SMA in April 2015. On January 17, 2018, CMN received the revised resolution (the “Revised Resolution”) from the SMA, in which the environmental regulator reduced the original administrative fine from approximately $16 million to $11.5 million and ordered the closure of existing surface facilities on the Chilean side of the Project in addition to certain monitoring activities. The Revised Resolution does not revoke the Project’s environmental approval. CMN filed an appeal of the Revised Resolution on February 3, 2018 with the First Environmental Court of Antofagasta (the “Antofagasta Environmental Court”). On October 12, 2018, the Antofagasta Environmental Court issued an administrative ruling ordering review of the significant sanctions ordered by the SMA. CMN was not a party to this process. In its ruling, the Antofagasta Environmental Court rejected four of the five closure orders contained in the Revised Resolution and remanded the related environmental infringements back to the SMA for further consideration. A new resolution from the SMA with respect to the sanctions for these four infringements could include a range of potential sanctions, including additional fines, as provided in the Chilean legislation. The Antofagasta Environmental Court upheld the SMA’s decision to order the closure of the Chilean side of the Project for the fifth infringement. As previously noted, CMN has appealed the Revised Resolution and this appeal remains in place. A hearing on the appeal was held on November 6, 2018, and CMN continues to evaluate all of its legal options. A decision of the Environmental Court on the remaining appeals is still pending. Following the issuance of the Revised Resolution, the Company reversed the estimated amount previously recorded for any additional proposed administrative fines in this matter. In addition, the Company reclassified Pascua-Lama’s proven and probable gold reserves as measured and indicated resources and recorded a pre-tax impairment of $429 million in the fourth quarter of 2017. No additional amounts have been recorded for any potential liability arising from the Antofagasta Environmental Court’s October 12, 2018 ruling and subsequent review by the SMA, as the Company cannot reasonably predict any potential losses and the SMA has not issued any additional proposed administrative fines. The Company intends to vigorously defend this matter. See note 21 of these Annual Financial Statements for information related to impairment losses arising from this matter. Pascua-Lama – Water Quality Review CMN initiated a review of the baseline water quality of the Rio Estrecho in August 2013 as required by a July 15, 2013 decision of the Court of Appeals of Copiapo, Chile. The purpose of the review was to establish whether the water quality baseline has changed since the Pascua-Lama project received its environmental approval in February 2006 and, if so, to require CMN to adopt the appropriate corrective measures. As a result of that study, CMN requested certain modifications to its environmental permit water quality requirements. On June 6, 2016, the responsible agency approved a partial amendment of the environmental permit to better reflect the water quality baseline from 2009. That approval was appealed by certain water users and indigenous residents of the Huasco Valley. On October 19, 2016, the Chilean Committee of Ministers for the Environment, which has jurisdiction over claims of this nature, voted to uphold the permit amendments. On January 27, 2017, the Environmental Court agreed to consider an appeal of the Chilean Committee’s decision brought by CMN and the water users and indigenous residents. A hearing took place on July 25, 2017. Barrick Gold Corporation | Financial Report 2018 166

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS On December 12, 2017, the water users withdrew their appeal. The Environmental Court dismissed that appeal on January 5, 2018. On December 10, 2018, the Environmental Court rejected the remaining challenges and upheld the environmental permit amendment. On December 29, 2018, the indigenous residents appealed the Environmental Court’s decision to the Chilean Supreme Court. The Chilean Supreme Court has not yet accepted this appeal. No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict any potential losses. On September 5, 2017, the Company commenced a legal action to continue challenging certain aspects of the decision before the San Juan courts. MAS has implemented a remedial action plan at Veladero in response to the incident, as required by the San Juan Provincial mining authority. Criminal Matters Provincial Action On March 11, 2016, a San Juan Provincial Court laid criminal charges based on alleged negligence against nine current and former MAS employees in connection with the solution release (the “Provincial Action”). On August 15, 2017, the Court of Appeals confirmed the indictment against eight of the nine individuals that had been charged with alleged negligence in connection with the solution release. MAS is not a party to the Provincial Action. On August 23, 2018, the eight defendants in the Provincial Action were granted probation. The terms of the probation do not require the defendants to recognize any wrongdoing. If the defendants comply with good behavior and community service requirements for one year, the Provincial Action will be dismissed. Veladero – September 2015 Release of Cyanide-Bearing Process Solution San Juan Provincial Regulatory Sanction Proceeding On September 13, 2015, a valve on a leach pad pipeline at the Company’s Veladero mine in San Juan Province, Argentina failed, resulting in a release of cyanide-bearing process solution into a nearby waterway through a diversion channel gate that was open at the time of the incident. Minera Andina del Sol SRL (formerly, Minera Argentina Gold SRL) (“MAS”), Barrick’s Argentine subsidiary that operates the Veladero mine, notified regulatory authorities of the situation. Environmental monitoring was conducted by MAS and independent third parties following the incident. The Company believes this monitoring demonstrates that the incident posed no risk to human health at downstream communities. A temporary restriction on the addition of new cyanide to the mine’s processing circuit was lifted on September 24, 2015, and mine operations returned to normal. Monitoring and inspection of the mine site continued in accordance with a court order until November 28, 2018 when that order was rescinded. On October 9, 2015, the San Juan Provincial mining authority initiated an administrative sanction process against MAS for alleged violations of the mining code relating to the valve failure and release of cyanide-bearing process solution. On March 15, 2016, MAS was formally notified of the imposition of an administrative fine in connection with the solution release. On April 6, 2016, MAS sought reconsideration of certain aspects of the decision but paid the administrative fine of approximately $10 million (at the then-applicable Argentine peso to U.S. dollar exchange rate) while the request for reconsideration was pending. On July 11, 2017, the San Juan government rejected MAS’ administrative appeal of this decision. Federal Investigation In addition, a federal criminal investigation was initiated by a Buenos Aires federal court based on the alleged failure of certain current and former federal and provincial government officials and individual directors of MAS to prevent the solution release (the “Federal Investigation”). The federal judge overseeing the Federal Investigation admitted a local group in San Juan Province as a party. In March 2016, this group requested an injunction against the operations of the Veladero mine. The federal judge ordered technical studies to assess the solution release and its impact and appointed a committee to conduct a site visit, which occurred in late April 2016. On May 5, 2016, the National Supreme Court of Argentina limited the scope of the Federal Investigation to the potential criminal liability of the federal government officials, ruling that the Buenos Aires federal court does not have jurisdiction to investigate the solution release. As a result of this decision, the investigation into the incident continued to be conducted by the San Juan Provincial judge in the Provincial Action. Barrick Gold Corporation | Financial Report 2018 167

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS On April 11, 2018, the federal judge indicted three former federal officials alleging breach of duty in connection with their actions and omissions related to the failure to maintain adequate environmental controls. After an appeal process, on July 10, 2018, the Court of Appeals confirmed the indictments. On October 16, 2018, the investigation into the alleged failure of three former federal government officials to maintain adequate environmental controls during 2015 was concluded and the case was sent to trial. On June 29, 2018, the federal judge ordered additional environmental studies to be conducted in communities downstream from the Veladero mine as part of the investigation into the alleged failure of three former federal government officials to maintain adequate environmental controls. On July 6, 2018, the Province of San Juan challenged this order on jurisdictional grounds. On August 9, 2018, the Federal Court ordered additional studies. One of the defendants appointed an expert to monitor the sampling and analysis required to perform such studies. The Federal Court rejected the jurisdictional challenge, which resulted in an appeal to the Federal Supreme Court on August 24, 2018 to adjudicate jurisdiction. To date, the studies have not been performed. legislation including the methodology used to complete the national inventory of glaciers, a portion of which was published on October 3, 2016, and also requiring the National Ministry of the Environment and Sustainable Development to determine if there has been any environmental damage to glaciers since the glacier law went into effect in light of his decision. On December 12, 2017, the National Ministry of the Environment and Sustainable Development clarified that it does not have jurisdiction to audit environmental damage to glaciers, as this is the responsibility of the Provincial authorities. On March 5, 2018, the Court of Appeals confirmed the indictment against the four former federal officials in relation to the Glacier Investigation. On August 6, 2018, the case related to the enforcement of the national glacier legislation was assigned to a federal trial judge. No hearings have been scheduled for this matter to date. In total, six former federal officials have now been indicted under the Federal Investigation and the Glacier Investigation (one of whom has been indicted on two separate charges) and will face trial. No amounts have been recorded for any potential liability arising from these matters, as the Company cannot reasonably predict any potential losses. Glaciers Investigation On October 17, 2016, a separate criminal investigation as initiated by the federal judge overseeing the Federal Investigation based on the alleged failure of federal government officials to regulate the Veladero mine under Argentina’s glacier legislation (the “Glacier Investigation”) (see “Argentine Glacier Legislation and Constitutional Litigation” below). On June 16, 2017, MAS submitted a motion to challenge the federal judge’s decision to assign this investigation to himself. MAS also requested to be admitted as a party to the proceeding in order to present evidence in support of MAS. On September 14, 2017, the Court of Appeals ordered the federal judge to consolidate the two investigations and allowed MAS to participate in the consolidated Federal Investigation. On November 21, 2017, the Court of Appeals clarified that MAS is not a party to the case and therefore did not have standing to seek the recusal of the federal judge. The Court recognized MAS’ right to continue to participate in the case without clarifying the scope of those rights. On November 27, 2017, the federal judge indicted four former federal government officials, alleging abuse of authority in connection with their actions and omissions related to the enforcement of Argentina’s national glacier Veladero – September 2016 Release of Crushed Ore Saturated with Process Solution Temporary Suspension of Operations and Regulatory Infringement Proceeding On September 8, 2016, ice rolling down the slope of the leach pad at the Veladero mine damaged a pipe carrying process solution, causing some material to leave the leach pad. This material, primarily crushed ore saturated with process solution, was contained on the mine site and returned to the leach pad. Extensive water monitoring in the area conducted by MAS has confirmed that the incident did not result in any environmental impacts. A temporary suspension of operations at the Veladero mine was ordered by the San Juan Provincial mining authority and a San Juan Provincial court on September 15, 2016 and September 22, 2016, respectively, as a result of this incident. On October 4, 2016, following, among other matters, the completion of certain urgent works required by the San Juan Provincial mining authority and a judicial inspection of the mine, the San Juan Provincial court lifted the suspension of operations and ordered that mining activities be resumed. Barrick Gold Corporation | Financial Report 2018 168

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS On September 14, 2016, the San Juan Provincial mining authority commenced an administrative proceeding in connection with this incident that included, in addition to the issue of the suspension order, an infringement proceeding against MAS. On December 2, 2016, the San Juan Provincial mining authority notified MAS of two charges under the infringement proceeding for alleged violations of the Mining Code. A new criminal judicial investigation has also been commenced by the Provincial prosecutor’s office in the same San Juan Provincial court that is hearing the Provincial Action. The court in this proceeding issued the orders suspending and resuming the operations at the Veladero mine described above. On September 14, 2017, the San Juan Provincial mining authority consolidated the administrative proceeding into a single proceeding against MAS encompassing both the September 2016 incident and the March 2017 incident described below (see “Veladero – March 2017 Release of Gold-bearing Process Solution” below). On December 27, 2017, MAS received notice of a resolution from the San Juan Provincial mining authority requiring payment of an administrative fine of approximately $5.6 million (calculated at the prevailing exchange rate on December 31, 2017) encompassing both the September 2016 incident and the March 2017 incident described below. On January 23, 2018, in accordance with local requirements, MAS paid the administrative fine and filed a request for reconsideration with the San Juan Provincial mining authority. On March 28, 2018, MAS was notified that the San Juan Provincial mining authority had rejected the request for reconsideration. A further appeal was filed on April 20, 2018 and will be heard and decided by the Governor of San Juan. action. MAS replied to the lawsuit on February 20, 2017. On March 31, 2017, the plaintiffs supplemented their original complaint to allege that the risk of environmental damage had increased as a result of the March 28, 2017 release of gold-bearing process solution incident described below (see “Veladero – March 2017 Release of Gold-bearing Process Solution” below). The Company responded to the new allegations and intends to continue defending this matter vigorously. No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome. Veladero – March 2017 Release of Gold-bearing Process Solution Regulatory Infringement Proceeding and Temporary Suspension of Addition of Cyanide On March 28, 2017, the monitoring system at the Company’s Veladero mine detected a rupture of a pipe carrying gold-bearing process solution on the leach pad. This solution was contained within the operating site; no solution reached any diversion channels or watercourses. All affected soil was promptly excavated and placed on the leach pad. The Company notified regulatory authorities of the situation, and San Juan provincial authorities inspected the site on March 29, 2017. On March 29, 2017, the San Juan Provincial mining authority issued a violation notice against MAS in connection with the incident and ordered a temporary restriction on the addition of new cyanide to the leach pad until corrective actions on the system were completed. The mining authority lifted the suspension on June 15, 2017, following inspection of corrective actions. On March 30, 2017, the San Juan Mining Minister ordered the commencement of a regulatory infringement proceeding against MAS as well as a comprehensive evaluation of the mine’s operations to be conducted by representatives of the Company and the San Juan provincial authorities. The Company filed its defense to the regulatory infringement proceeding on April 5, 2017. On September 14, 2017, the San Juan Provincial mining authority consolidated this administrative proceeding into a single proceeding against MAS encompassing both the September 2016 incident described above and the March 2017 incident. On October 10, 2017, the San Juan Provincial mining authority notified MAS of two charges under the infringement proceeding for alleged violations of the Mining Code in connection with the March 2017 incident. Veladero – Cyanide Leaching Process Civil Action On December 15, 2016, MAS was served notice of a lawsuit by certain persons who claim to be living in Jachal, Argentina and to be affected by the Veladero mine and, in particular, the Valley Leach Facility (“VLF”). In the lawsuit, which was filed in the San Juan Provincial court, the plaintiffs have requested a court order that MAS cease leaching metals with cyanide solutions, mercury and other similar substances at the Veladero mine and replace that process with one that is free of hazardous substances, that MAS implement a closure and remediation plan for the VLF and surrounding areas, and create a committee to monitor this process. The lawsuit is proceeding as an ordinary civil Barrick Gold Corporation | Financial Report 2018 169

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS On December 27, 2017, MAS received notice of a resolution from the San Juan Provincial mining authority requiring payment of an administrative fine of approximately $5.6 million (calculated at the prevailing exchange rate on December 31, 2017) encompassing both the September 2016 incident described above and the March 2017 incident. On January 23, 2018, in accordance with local requirements, MAS paid the administrative fine and filed a request for reconsideration with the San Juan Provincial mining authority. On March 28, 2018, MAS was notified that the San Juan Provincial mining authority had rejected the request for reconsideration. A further appeal will be heard and decided by the Governor of San Juan. incident described above. The amparo protection action sought a court order requiring the cessation and/or suspension of activities at the Veladero mine. MAS submitted extensive information to the Federal Court about the incident, the then-existing administrative and provincial judicial suspensions, the remedial actions taken by the Company and the lifting of the suspensions as described above. MAS also challenged the jurisdiction of the Federal Court and the standing of the National Minister of Environment of Argentina and requested that the matter be remanded to the Jachal Court. The Province of San Juan also challenged the jurisdiction of the Federal Court in this matter. On June 23, 2017, the Federal Court decided that it was competent to hear the case, and referred the case to the Court of Appeals to determine whether the Federal Court or Provincial Court in the case described above has the authority to assess the merits of the amparo remedy. On July 5, 2017, the Provincial Court issued a request for the Supreme Court of Argentina to resolve the jurisdictional dispute. On July 30, 2017, the Court of Appeals referred the jurisdictional dispute to the Supreme Court and a decision on the matter is pending. No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome. Provincial Amparo Action On March 30, 2017, MAS was served notice of a lawsuit, called an “amparo” protection action, filed in the Jachal First Instance Court (the “Jachal Court”) by individuals who claimed to be living in Jachal, Argentina, seeking the cessation of all activities at the Veladero mine. The plaintiffs sought an injunction as part of the lawsuit, requesting, among other things, the cessation of all activities at the Veladero mine or, alternatively, a suspension of the leaching process at the mine. On March 30, 2017, the Jachal Court rejected the request for an injunction to cease all activities at the Veladero mine, but ordered, among other things, the suspension of the leaching process at the Veladero mine and for MAS and the San Juan Provincial mining authority to provide additional information to the Jachal Court in connection with the incident. The Company filed a defense to the provincial amparo action on April 7, 2017. The Jachal Court lifted the suspension on June 15, 2017, after the San Juan Provincial mining authority provided the required information and a hydraulic assessment of the leach pad and process plant was implemented. Further developments in this case are pending a decision by the Argentine Supreme Court as to whether the Federal Court or Provincial Court has jurisdiction to assess the merits of the amparo remedy (see “Veladero – Release of Gold-bearing Process Solution – Federal Amparo Action” below). No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome. Veladero – Tax Assessment and Criminal Charges On December 26, 2017, MAS received notice of a tax assessment (the “Tax Assessment”) for 2010 and 2011, amounting to ARS 543 million (approximately $14.1 million at the prevailing exchange rate at December 31, 2018), plus interest and fines. The Tax Assessment primarily claims that certain deductions made by MAS were not properly characterized, including that (i) the interest and foreign exchange on loans borrowed between 2002 and 2006 to fund Veladero’s construction should have been classified as equity contributions, and (ii) fees paid for intercompany services were not for services related to the operation of the Veladero mine. On June 21, 2018, the Argentinean Federal Tax Authority (“AFIP”) confirmed the Tax Assessment, which MAS appealed to the Federal Tax Court on July 31, 2018. A hearing for the appeal has not yet been scheduled. In November 2018, MAS received notice that AFIP filed criminal charges against current and former employees serving on its board of directors when the 2010 and 2011 tax returns were filed (the “Criminal Tax Case”). Hearings for the Criminal Tax Case are scheduled for March 2019. Federal Amparo Action On April 4, 2017, the National Minister of Environment of Argentina filed a lawsuit in the Buenos Aires federal court (the “Federal Court”) in connection with the March 2017 Barrick Gold Corporation | Financial Report 2018 170

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS The Company believes that the Tax Assessment and the Criminal Tax Case are without merit and intends to defend the proceedings vigorously. No amounts have been recorded for any potential liability arising from the Tax Assessment or the Criminal Tax Case, as the Company cannot reasonably predict the outcome. No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome and in any event the provincial audit concluded that the Company’s activities do not impact glaciers or peri-glaciers. Pueblo Viejo – Amparo Action In October 2014, Pueblo Viejo Dominicana Corporation (“PVDC”) received a copy of an action filed in an administrative court (the “Administrative Court”) in the Dominican Republic by Rafael Guillen Beltre (the “Petitioner”), who claims to be affiliated with the Dominican Christian Peace Organization. The action alleges that environmental contamination in the vicinity of the Pueblo Viejo mine has caused illness and affected water quality in violation of the Petitioner’s fundamental rights under the Dominican Constitution and other laws. The primary relief sought in the action, which is styled as an “amparo” remedy, is the suspension of operations at the Pueblo Viejo mine as well as other mining projects in the area until an investigation into the alleged environmental contamination has been completed by the relevant governmental authorities. On November 21, 2014, the Administrative Court granted PVDC’s motion to remand the matter to a trial court in the Municipality of Cotuí (the “Trial Court”) on procedural grounds. On June 25, 2015, the Trial Court rejected the Petitioner’s amparo action, finding that the Petitioner failed to produce evidence to support his allegations. The Petitioner appealed the Trial Court’s decision to the Constitutional Court on July 21, 2015. On July 28, 2015, PVDC filed a motion to challenge the timeliness of this appeal as it was submitted after the expiration of the applicable filing deadline. The Company intends to vigorously defend this matter. No amounts have been recorded for any potential liability or asset impairment arising from this matter, as the Company cannot reasonably predict any potential losses. Argentine Glacier Legislation and Constitutional Litigation On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law banned new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjected ongoing mining activities to an environmental audit. If the audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity. In the case of the Veladero mine and the Argentinean side of the Pascua-Lama project, the competent authority is the Province of San Juan. In late January 2013, the Province announced that it had completed the required environmental audit, which concluded that Veladero and Pascua-Lama do not impact glaciers or peri-glaciers. On October 3, 2016, federal authorities published a partial national inventory of glaciers, which included the area where the Veladero mine and Pascua-Lama Project are located. The Company has analyzed the national inventory in the area where Veladero and Pascua-Lama are located and has concluded that this inventory is consistent with the provincial inventory that the Province of San Juan used in connection with its January 2013 environmental audit. On June 11, 2018, the federal authorities published the complete national inventory of glaciers; the complete inventory is consistent with the partial national inventory of glaciers published previously in the area where Veladero and Pascua-Lama are located. The constitutionality of the federal glacier law is the subject of a challenge before the National Supreme Court of Argentina, which has not yet ruled on the issue. On October 27, 2014, the Company submitted its response to a motion by the federal government to dismiss the constitutional challenge to the federal glacier law on standing grounds. A decision on the motion is pending. If the federal government’s arguments with respect to standing are accepted, then the case will be dismissed. If they are not accepted, then the National Supreme Court of Argentina will proceed to hear evidence on the merits. Perilla Complaint In 2009, Barrick Gold Inc. and Placer Dome Inc. were purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac (the “Court”), on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into Calancan Bay, the Boac Barrick Gold Corporation | Financial Report 2018 171

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS River, and the Mogpog River. Placer Dome Inc., which was acquired by the Company in 2006, had been a minority indirect shareholder of the Marcopper mine. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. In June 2010, Barrick Gold Inc. and Placer Dome Inc. filed a motion to have the Court resolve their unresolved motions to dismiss before considering the plaintiffs’ motion to admit an amended complaint and also filed an opposition to the plaintiffs’ motion to admit on the same basis. By Order dated November 9, 2011, the Court granted a motion to suspend the proceedings filed by the plaintiffs. It is not known when these motions or the outstanding motions to dismiss will be decided by the Court. To date neither the plaintiffs nor the Company has advised the Court of an intention to resume the proceedings. The Company intends to defend the action vigorously. No amounts have been recorded for any potential liability under this complaint, as the Company cannot reasonably predict the outcome. following which the Company filed an Urgent Motion For Ruling on Jurisdiction with the Supreme Court challenging the constitutionality of the Rules of Procedure in Environmental Cases (the “Environmental Rules”) pursuant to which the Petition was filed, as well as the jurisdiction of the Supreme Court over the Company. By resolution dated October 12, 2011 the Court of Appeals granted the Petitioners’ October 4, 2011 motion to suspend proceedings to permit the Petitioners to explore the possibility of a settlement. The proceedings are suspended pending further notice from the Petitioners. In November 2011, two local governments, or “baranguays” (Baranguay San Antonio and Baranguay Lobo) filed a motion with the Supreme Court seeking intervenor status with the intention of seeking a dismissal of the proceedings. No decision has as yet been issued with respect to the Urgent Motion for Ruling on Jurisdiction, the motion for intervention, or certain other matters before the Supreme Court. The Company intends to continue to defend the action vigorously. In December 2016, the Petitioners notified the Court of Appeals that settlement negotiations did not resolve the action. In March 2017, the Court of Appeals required the Petitioners to advise whether they intend to pursue the action. Without responding to the court, Petitioners’ counsel advised the Court of Appeals in July 2017 of their withdrawal as counsel for the Petitioners and informed the Court of Appeals of the death of one of the Petitioners. The Court of Appeals issued a resolution in November 2017 requiring the Petitioners to notify the Court whether they have engaged new counsel. Petitioners’ new counsel filed an entry of appearance in December 2017 with the Court. The Petitioners served a Motion to Lift Order of Suspension of Proceedings dated September 12, 2018 to have the proceedings resume. In September 2018 the Company filed an Opposition to this motion in which it requested that the suspension of proceedings not be lifted and the proceedings instead be dismissed for unreasonable delay and Petitioners’ failure to comply with a direction of the Court. No amounts have been recorded for any potential liability under this matter, as the Company cannot reasonably predict the outcome. Writ of Kalikasan In February 2011, a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order was filed in the Supreme Court of the Republic of the Philippines (the “Supreme Court”) in Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy versus Placer Dome Inc. and Barrick Gold Corporation (the “Petitioners”). In March 2011, the Supreme Court issued an En Banc Resolution and Writ of Kalikasan, directed service of summons on Placer Dome Inc. and the Company, ordered Placer Dome Inc. and the Company to make a verified return of the Writ within ten (10) days of service and referred the case to the Court of Appeal for hearing. The Petition alleges that Placer Dome Inc. violated the petitioners’ constitutional right to a balanced and healthful ecology as a result of, among other things, the discharge of tailings into Calancan Bay, the 1993 Maguila-Guila dam break, the 1996 Boac River tailings spill and failure of Marcopper to properly decommission the Marcopper mine. The petitioners have pleaded that the Company is liable for the alleged actions and omissions of Placer Dome Inc., which was a minority indirect shareholder of Marcopper at all relevant times, and is seeking orders requiring the Company to environmentally remediate the areas in and around the mine site that are alleged to have sustained environmental impacts. The petitioners purported to serve the Company in March 2011, Acacia Mining plc – Tanzanian Revenue Authority Assessments The Tanzanian Revenue Authority (“TRA”) has issued a number of tax assessments to the Acacia Mining plc group (“Acacia”) related to past taxation years from 2002–onwards. Acacia believes that the majority of these Barrick Gold Corporation | Financial Report 2018 172

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS assessments are incorrect and has filed objections and appeals accordingly in an attempt to resolve these matters by means of discussions with the TRA or through the Tanzanian appeals process. Overall, it is Acacia’s current assessment that the relevant assessments and claims by the TRA are without merit. The claims include an assessment issued to Acacia in the amount of $41.3 million for withholding tax on certain historic offshore dividend payments paid by Acacia to its shareholders from 2010 to 2013. Acacia is appealing this assessment on the substantive grounds that, as an English incorporated company, it is not resident in Tanzania for taxation purposes. The appeal is currently pending at the Court of Appeal. Accordingly, no amounts have been recorded for any potential liability and Acacia intends to continue to defend this action vigorously. Further TRA assessments were issued to Acacia in January 2016 in the amount of $500.7 million, based on an allegation that Acacia is resident in Tanzania for corporate and dividend withholding tax purposes. The corporate tax assessments have been levied on certain of Acacia’s net profits before tax. Acacia is in the process of appealing these assessments at the TRA Board level. Acacia’s substantive grounds of appeal are based on the correct interpretation of Tanzanian permanent establishment principles and law, relevant to a non-resident English incorporated company. In addition, the TRA issued adjusted tax assessments totaling approximately $190 billion for alleged unpaid taxes, interest and penalties, apparently issued in respect of alleged and disputed under-declared export revenues, and appearing to follow on from the announced findings of the First and Second Presidential Committees. For more information about these adjusted tax assessments, see “Acacia Mining plc – Concentrate Export Ban and Related Disputes” below. See note 12 of these Financial Statements for information related to income tax expenses recorded with respect to these matters. During the second quarter of 2017, investigations were conducted on behalf of the Tanzanian Government by two Tanzanian Government Presidential Committees, which have resulted in allegations of historical undeclared revenue and unpaid taxes being made against Acacia and its predecessor companies. Acacia considers these findings to be implausible and has fully refuted the findings of both Presidential Committees. Acacia has requested copies of the reports issued by the two Presidential Committees and called for independent verification of the findings, but has not yet received a response to these requests. On July 4, 2017, Acacia’s subsidiaries, Bulyanhulu Gold Mine Limited (“BGML”), the owner of the Bulyanhulu mine, and Pangea Minerals Limited (“PML”), the owner of the Buzwagi mine, each commenced international arbitrations against the Government of Tanzania in accordance with the dispute resolution processes agreed by the Government of Tanzania in the Mineral Development Agreements (“MDAs”) with BGML and PML. These arbitrations remain ongoing. In July 2017, Acacia received adjusted assessments for the tax years 2000–2017 from the Tanzania Revenue Authority (the “TRA”) for a total amount of approximately $190 billion for alleged unpaid taxes, interest and penalties, apparently issued in respect of alleged and disputed under-declared export revenues, and appearing to follow on from the announced findings of the First and Second Presidential Committees. These assessments are being disputed and the underlying allegations are included in the matters that have been referred to international arbitration. In addition, following the end of the third quarter, Acacia was served with notices of conflicting adjusted corporate income tax and withholding tax assessments for tax years 2005 to 2011 with respect to Acacia’s former Tulawaka joint venture, and demands for payment, for a total amount of approximately $3 billion. Interest and penalties represent the vast majority of the new assessments. The TRA has not provided Acacia with any explanations or reasons for the adjusted assessments, or with the TRA’s position on how the assessments have been calculated or why they have been issued. Acacia disputes these assessments and has requested supporting calculations, which have not yet been received. Acacia is objecting to these assessments and defending this matter through the Tanzanian tax appeals process. In addition to the Ban, new and amended legislation was passed in Tanzania in early July 2017, including various amendments to the 2010 Mining Act and a new Finance Act. The amendments to the 2010 Mining Act increased the royalty rate applicable to metallic minerals Acacia Mining plc – Concentrate Export Ban and Related Disputes On March 3, 2017, the Tanzanian Ministry of Energy and Minerals imposed a general ban on the export of metallic concentrates (the “Ban”). This includes gold/copper concentrate exported by Acacia’s Bulyanhulu and Buzwagi mines. Following the imposition of the Ban, Acacia immediately ceased all exports of its gold/copper concentrate, including 27 containers previously approved for export prior to the Ban. Barrick Gold Corporation | Financial Report 2018 173

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS such as gold, copper and silver to 6% (from 4%), and the new Finance Act imposes a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017. In January 2018, new Mining Regulations were announced by the Tanzanian Government introducing, among other things, local content requirements, export regulations and mineral rights regulations, the scope and effect of which remain under review by Acacia. Acacia continues to monitor the impact of all new legislation in light of its MDAs with the Government of Tanzania. However, to minimize further disruptions to its operations Acacia will, in the interim, satisfy the requirements imposed as regards the increased royalty rate in addition to the recently imposed 1% clearing fee on exports. Acacia is making these payments under protest, without prejudice to its legal rights under its MDAs. Acacia has been looking to address all issues in respect of the Ban along with other ongoing disputes through dialogue with the Tanzanian Government. Acacia remains of the view that a negotiated resolution is the preferable outcome to the current disputes and Acacia will continue to work to achieve this. During the third quarter of 2017, Barrick and the Government of Tanzania engaged in discussions for the potential resolution of the disputes. Acacia did not participate directly in these discussions as the Government of Tanzania had informed Barrick that it wished to continue dialogue solely with Barrick. On October 19, 2017, Barrick announced that it had agreed with the Government of Tanzania on a proposed framework for a new partnership between Acacia and the Government of Tanzania. Barrick and the Government of Tanzania also agreed to form a working group that will focus on the resolution of outstanding tax claims against Acacia. Key terms of the proposed framework announced by Barrick and the Government of Tanzania include (i) the creation of a new Tanzanian company to manage Acacia’s Bulyanhulu, Buzwagi and North Mara mines and all future operations in the country with key officers located in Tanzania and Tanzanian representation on the board of directors; (ii) maximization of local employment of Tanzanians and procurement of goods and services within Tanzania; (iii) economic benefits from Bulyanhulu, Buzwagi and North Mara to be shared on a 50/50 basis, with the Government’s share delivered in the form of royalties, taxes and a 16% free carry interest in Acacia’s Tanzanian operations; and (iv) in support of the working group’s ongoing efforts to resolve outstanding tax claims, Acacia would make a payment of $300 million to the Government of Tanzania, staged over time, on terms to be settled by the working group. Barrick and the Government of Tanzania are also reviewing the conditions for the lifting of the Ban. Negotiations concerning the proposed framework remain ongoing and the definitive terms of any final proposal for the implementation of the framework remain outstanding. Such terms would be subject to review and approval by Acacia. See note 12 of these Financial Statements for information related to income tax expenses recorded with respect to these matters and note 21 of these Financial Statements for impairment losses arising from these matters. Barrick Gold Corporation | Financial Report 2018 174

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

37 ▪ Subsequent Events

Randgold Resources Limited Merger

On September 24, 2018, we announced an agreement on the terms of a recommended share-for-share merger of Barrick and Randgold. The transaction closed on January 1, 2019, with Barrick acquiring 100% of the issued and outstanding Randgold shares. Each Randgold shareholder received 6.1280 common shares of Barrick for each Randgold share, which resulted in the issuance of 583,669,178 Barrick common shares. After this share issuance, Barrick shareholders owned 66.7%, while former Randgold shareholders owned 33.3%, of the shares of the combined company. We have determined that this transaction represents a business combination with Barrick identified as the acquirer. Based on the December 31, 2018 closing share price of Barrick's common shares, the total consideration of the acquisition is $7.9 billion. We began consolidating the operating results, cash flows and net assets of Randgold from January 1, 2019.

Randgold was a publicly traded mining company with ownership interests in the following gold mines: Kibali in the Democratic Republic of Congo; Tongon in Côte d'Ivoire; Loulo-Gounkoto and Morila in Mali; and the Massawa project in Senegal. The following table includes the joint arrangement and entities other than 100% owned subsidiaries.

	Place of business	Entity type	Economic interest[1]	Method
Loulo	Mali	Subsidiary	80%	Consolidation
Gounkoto	Mali	Subsidiary	80%	Consolidation
Tongon	Côte d'Ivoire	Subsidiary	89.7%	Consolidation
Massawa Project	Senegal	Subsidiary	83.3%	Consolidation
Kibali	Democratic Republic of Congo	JV	45%	Equity Method
Morila	Mali	JV	40%	Equity Method

1. Unless otherwise noted, all of our joint arrangements are funded by contributions made by the parties sharing joint control in proportion to their economic interest.

As the transaction closed in January 2019, the initial allocation of the purchase price to the assets and liabilities acquired is not complete. The main areas under consideration are the values attributable to the mineral interests of each of the gold mines acquired and the calculation and allocation of goodwill arising from the transaction. We will disclose a preliminary purchase price allocation in our first quarter 2019 interim financial statements.

Acquisition related costs of approximately $37 million have been expensed and are presented as part of corporate development costs in exploration, evaluation & project expense.

Barrick Gold Corporation | Financial Report 2018 175

SHAREHOLDER INFORMATION

Shareholder Information

Shares are traded on two stock exchanges

New York
Toronto

Ticker Symbol

NYSE: GOLD (previously ABX prior to January 2, 2019)
TSX: ABX

Number of Registered Shareholders at December 31, 2018

15,805

Index Listings

S&P/TSX Composite Index
S&P/TSX 60 Index
S&P Global 1200 Index
Philadelphia Gold/Silver Index
NYSE Arca Gold Miners Index
Dow Jones Sustainability Index (DJSI) – North America
Dow Jones Sustainability Index (DJSI) – World

2018 Dividend per Share

US$0.16 (paid in respect of the 2018 financial year)

Common Shares

(millions)	
Outstanding at December 31, 2018	1,168
Weighted average 2018	
Basic	1,167
Fully diluted	1,167

The Company's shares were split on a two-for-one basis in 1987, 1989 and 1993.

Volume of Shares Traded

(millions)	2018	2017
NYSE	3,315	3,027
TSX	782	751

Closing Price of Shares

December 31, 2018	
NYSE	US$13.54
TSX	C$18.43

Share Trading Information

New York Stock Exchange

	Share Volume (millions)		High		Low	
Quarter	2018	2017	2018	2017	2018	2017
First	632	993	US$14.04	US$20.78	US$11.52	US$15.87
Second	1,223	800	14.08	20.36	11.06	15.51
Third	887	636	13.59	18.35	9.53	15.26
Fourth	573	598	13.80	16.83	12.34	13.28
	3,315	3,027				

Toronto Stock Exchange

	Share Volume (millions)		High		Low	
Quarter	2018	2017	2018	2017	2018	2017
First	190	244	C$19.49	C$27.19	C$14.26	C$21.31
Second	132	217	17.72	27.03	15.84	20.43
Third	173	147	17.83	22.70	12.54	19.25
Fourth	287	143	18.99	21.03	14.18	17.07
	782	751				

176 Barrick Gold Corporation | Financial Report 2018

SHAREHOLDER INFORMATION Dividend Policy The Board of Directors reviews the dividend policy quarterly based on the cash requirements of the Company’s operating assets, exploration and development activities, as well as potential acquisitions, combined with the current and projected financial position of the Company. For information on such matters as share transfers, dividend cheques and change of address, inquiries should be directed to the Company’s Transfer Agents. Transfer Agents and Registrars AST Trust Company (Canada) P.O. Box 700, Postal Station B Montreal, Quebec, Canada H3B 3K3 or American Stock Transfer & Trust Company, LLC 6201 – 15th Avenue Brooklyn, NY 11219, USA Tel: 1-800-387-0825 Toll-free throughout North America Fax: 1-888-249-6189 Dividend Payments In 2017, the Company paid an aggregate cash dividend of $0.12 per share – $0.03 on March 15, $0.03 on June 15, $0.03 on September 15, and $0.03 on December 15. In 2018, Barrick paid an aggregate cash dividend of $0.12 per common share – $0.03 on March 15, $0.03 on June 15, $0.03 on September 17 and $0.03 on December 17. A dividend of $0.07 per share was declared on December 17, 2018 for payment on January 14, 2019 to shareholders of Barrick prior to the completion of the merger with Randgold Resources Limited. This resulted in an annual dividend of $0.16 per common share paid to the shareholders of Barrick in respect of the 2018 financial year. Email: inquiries@astfinancial.com Website: www.astfinancial.com/ca-en Auditors PricewaterhouseCoopers LLP Toronto, Canada Form 40-F The Company’s Annual Report on Form 40-F is filed with the United States Securities and Exchange Commission. This report is available on Barrick’s website www.barrick.com and will be made available to shareholders, without charge, upon written request to the Secretary of the Company at the Head Office at corporatesecretary@barrick.com or at 416-861-9911. Annual Meeting The Annual Meeting of Shareholders will be held on Tuesday, May 7, 2019 at 10:00 a.m. (Toronto time) in the Tim Hortons Theatre of the Hockey Hall of Fame Museum, Brookfield Place, 30 Yonge Street, Toronto, Ontario. Shareholder Contacts Shareholders are welcome to contact the Investor Relations Department for general information on the Company at investor@barrick.com or at 416-861-9911. Barrick Gold Corporation | Financial Report 2018 177

Cautionary Statement on Forward-Looking Information Certain information contained or incorporated by reference in this Annual Report 2018, including any information as to our strategy, projects, plans, or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “plan”, “assume”, “intend”, “project”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “should”, “could”, “would”, and similar expressions identify forward-looking statements. In particular, this Annual Report 2018 contains forward-looking statements including, without limitation, with respect to: (i) Barrick’s forward-looking production guidance; (ii) estimates of future cost of sales per ounce for gold and per pound for copper, all-in-sustaining costs per ounce/pound, cash costs per ounce, and C1 cash costs per pound; (iii) projected capital, operating, and exploration expenditures; (iv) targeted debt and cost reductions; (v) mine life and production rates; (vi) the benefits expected from the Randgold merger and Barrick’s expectations regarding the assets it acquired in its merger with Randgold; (vii) potential mineralization, including with respect to Cortez, Goldrush, Fourmile and Turquoise Ridge, and metal or mineral recoveries; (viii) anticipated gold production from the Deep South Project, and the third shaft project at Turquoise Ridge; (ix) the potential for plant expansion at Pueblo Viejo to increase throughput by 50% and convert resources to reserves; (x) the potential benefits of integrating the Goldrush and Fourmile operations as a single project; (xi) the development of potential Tier One gold assets to become Tier One gold assets; (xii) our pipeline of high confidence projects at or near existing operations; (xiii) the potential to identify new reserves and resources, and our ability to convert resources into reserves, including our pipeline of greenfield projects; (xiv) the combined Company’s future plans, growth potential, financial strength, investments and overall strategy; (xv) asset sales, joint ventures, and partnerships; and (xvi) expectations regarding future price assumptions, financial performance, and other outlook or guidance. Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this Annual Report 2018 in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper, or certain other commodities (such as silver, diesel fuel, natural gas, and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation, and exploration successes; the benefits expected from recent transactions being realized, in particular, the Randgold merger; the duration of the Tanzanian ban on mineral concentrate exports; the ultimate terms of any definitive agreement between Acacia and the Government of Tanzania to resolve a dispute relating to the imposition of the concentrate export ban and allegations by the Government of Tanzania that Acacia under-declared the metal content of concentrate exports from Tanzania; the status of certain tax reassessments by the Tanzanian government; the manner in which amendments to the 2010 Mining Act (Tanzania) increasing the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), the new Finance Act (Tanzania) imposing a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017 and the new Mining Regulations announced by the Government of Tanzania in January 2018 will be implemented and the impact of these and other legislative changes on Acacia; whether Barrick will successfully negotiate an agreement with respect to the dispute between Acacia and the Government of Tanzania and whether Acacia will approve the terms of any such final agreement; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of the Company’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rates; risks associated with the fact that certain business improvement initiatives are still in the early stages of evaluation, and additional engineering and other analysis is required to fully assess their impact; risks associated with the ongoing implementation of Barrick’s automation initiatives, and the ability of the projects under this initiative to meet the Company’s capital allocation objectives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation and legal and administrative proceedings; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; risks associated with the fact that certain of the initiatives described in this Annual Report 2018 are still in the early stages and may not materialize; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; availability and increased costs associated with mining inputs and labor; and the organization of our previously held African gold operations and properties under a separate listed Company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Annual Report 2018 are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this Annual Report 2018. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Barrick Gold Corporation | Financial Report 2018 178

www.barrick.com Barrick Gold Corporation Tel: +1 416 861-9911 Toll-free throughout North America: 1 800 720-7415 Email: investor@barrick.com Corporate Office: Brookfield Place TD Canada Trust Tower 161 Bay Street, Suite 3700 P.O. Box 212 Toronto, Canada M5J 2S1 Connect with us